As confidentially submitted to the Securities and Exchange Commission on August 6, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TURO INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	27-0729479
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

111 Sutter Street, Floor 12

San Francisco, California 94104

(415) 965-4525

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andre Haddad

Chief Executive Officer

Turo Inc.

111 Sutter Street, Floor 12

San Francisco, California 94104

(415) 965-4525

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachel Proffitt Calise Y. Cheng Natalie Y. Karam Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000	Michelle Fang Chief Legal Officer Turo Inc. 111 Sutter Street, Floor 12 San Francisco, California 94104 (415) 965-4525	Sarah K. Solum Freshfields Bruckhaus Deringer US LLP 2710 Sand Hill Road Menlo Park, California 94025 (650) 618-9250

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it does not seek and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

PROSPECTUS (Subject to Completion)

Issued                     , 2021.

            Shares

COMMON STOCK

This is an initial public offering of shares of common stock of Turo Inc. We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                 and $            . We intend to list our common stock on                  under the symbol “TURO.”

We are an “emerging growth company” as defined under the U.S. federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 23 to read about factors you should consider before buying shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Turo
Per Share	$	$	$
Total	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We have granted to the underwriters the option for a period of 30 days to purchase up to an additional                  shares of common stock from us on the same terms as set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2021.

MORGAN STANLEY	J.P. MORGAN

                                 , 2021.

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “ours,” “our company,” and “Turo” refer to Turo Inc. and its consolidated subsidiaries.

Mission and Vision

Our mission is to put the world’s 1.5 billion cars to better use. Our vision is that wherever you are, you can book the perfect vehicle for your next adventure from a trusted Turo host.

Overview

Turo is the world’s largest car sharing marketplace where guests can book any car they want, wherever they want it, from a vibrant community of trusted hosts. Whether they’re flying in from afar or looking for a car down the street, searching for a rugged truck or something smooth and swanky for a once-in-a-lifetime event, guests can take the wheel of the perfect car for any occasion, while hosts can take the wheel of their financial futures by sharing their underutilized personal vehicles or building an accessible, flexible, and scalable car sharing business from the ground up. Turo is home to a supportive and collaborative community that shares thousands of vehicles across the United States, Canada, and the United Kingdom. As of                     , 2021, we had over                     active hosts and                     active guests from around the world participating in our marketplace.

We are pioneering a new category of transportation, advancing the next era of personal mobility by connecting consumers with a vast network of privately owned vehicles. Cars remain the preferred means of transportation for short-, medium-, and long-duration trips across a variety of use cases, but traditional mobility options do not provide adequate and efficient access for consumers to vehicles. The peer-to-peer car sharing opportunity Turo delivers to consumers provides a more convenient, economically efficient, and environmentally and socially responsible way to access a vastly wider selection of vehicles compared to traditional car ownership and car rental.

Our platform unlocks peer-to-peer car sharing through technology — a seamless, simple platform that connects hosts and guests and enables them to transact in a trusted, safe environment. With Turo, hosts can quickly list vehicles, adjust their availability, and dynamically modify prices to access the unique demand patterns in their market. Guests can search by location, type, price, use case, and many other categories to find the perfect vehicle for their needs. Our platform supports a variety of use cases — from the minivan for the family road trip, to the convertible for the long-awaited beach getaway, or a simple vehicle for escaping the city grind. Built-in messaging, payments, fraud detection, the proprietary Turo Risk Score, and host and guest protection plans are designed to deliver a safe transaction and experience for our community.

We have experienced rapid growth since our launch in 2010. Our business model has proven to be resilient throughout fluctuations in travel trends and economic climates as our marketplace dynamically adjusts to the needs of our hosts and guests. With the reopening of regions and economies as the severity of the COVID-19 pandemic subsides in the geographies in which we operate, we have seen increased demand for bespoke and safe forms of transportation, as well as increased supply from hosts, showing that Turo can uniquely serve and elevate our entire community, both hosts and guests. In 2020, we generated net revenue of $149.9 million, representing 6% growth from $141.7 million in 2019, and a net loss of $97.1 million during 2020, down from $98.6 million in 2019. We continue to improve the efficiency of our marketplace, and generated adjusted EBITDA of $(42.2) million and $(94.5) million in 2020 and 2019, respectively.

Industry Background

We believe there are several seismic shifts in consumer behavior underway that are fueling our long-term opportunity.

Entrepreneurship Is on the Rise with a Focus on Utilizing Idle Assets and Skills

Technology has created opportunities for entrepreneurial individuals to start their own businesses by monetizing their own skills, time, and existing assets. For example, vacation rental businesses exist in nearly every vacation market, with individuals sharing their homes and improving the utilization of these assets, while also generating a meaningful additional income stream. In addition, e-commerce platforms enable individuals to sell their one-of-a-kind creations and wares to buyers who value the small-batch, small business-empowering product offerings. The rapid increase in flexible work arrangements and working from home is leading more and more individuals to start businesses and supplement their income by utilizing their skills and providing access to assets they already own.

On-Demand, Mobile-First Services Have Changed Consumer Engagement

The proliferation of mobile applications has led consumers to demand convenience and ease of use, with access to services whenever they want and wherever they are. From grocery and food delivery, to meeting with a doctor or healthcare provider remotely through digital channels, consumers increasingly place a premium not just on the ability for their needs to be met instantly, but also on the breadth and depth of choice available to them as part of these on-demand services. Successful modern businesses reach and engage consumers through mobile-first technologies, providing an on-demand, real-time, and dynamic experience that adjusts to the consumer’s changing needs.

Consumer Preferences Are Shifting to Unique Experiences

While consumers are increasingly relying on mobile channels and expecting on-demand access, there is a concurrent trend in which consumers favor and seek unique, bespoke products and services. Many consumers favor the exclusive, hard-to-get items over the mass-produced, and choose affordable customized experiences over commoditized or one-size-fits-most options. For consumers, the joy of discovery is dynamic, and the experiences they are looking for change day to day. This trend extends across many consumer-facing industries, from restaurants to e-commerce to travel. In each of these industries, the result has been new income-generating opportunities for those who can supply these unique products and services.

Cars Are Increasingly Expensive Underutilized Assets

According to an article published in the Journal of Planning Education and Research, owning a car has been among the most powerful economic advantages a family in the United States can have. However, owning a car is expensive. A car’s value depreciates rapidly, and automobile insurance and maintenance are costly. Based on data from Kelley Blue Book, between 2016 and 2021, new car values increased 21%. In addition, consumers are increasingly aware that personally owned vehicles sit idle most of the time — 95% of the time, according to an MIT Senseable City Lab publication in August 2018 — and so today’s consumers are more open to alternative modes of transportation.

Mobility Is Changing as Consumers Today Have More Options

The ability to access services anywhere, anytime, through mobile devices and connectivity, has rapidly expanded the availability of mobility choices for consumers. This new world of mobility is the result of converging forces, defined by personal car ownership being replaced or complemented by services that provide access to transportation on demand. Shared mobility services have now become firmly integrated into urban transportation systems across the globe. Car sharing, scooter sharing, bike sharing, ride sharing/transportation network companies, or TNCs, and other systems now offer urban travelers access to transportation services that had long been only possible through personal vehicle ownership. These new services are helping to facilitate a shift towards mobility solutions that favor access over ownership and enable a paradigm where consumers have even more flexibility to choose how they want to move through the world and can even choose to forego car ownership completely if they so choose.

Limitations of Current Mobility Solutions

As consumer preferences shift towards on-demand access to mobility as a complement to car ownership, the limitations inherent in existing mobility solutions have become more apparent.

•

Ride Sharing Solutions Serve Limited Use Cases. Ride sharing solutions support limited use cases, largely centered around point-to-point mobility. Ride sharing at its core does not scale to accommodate travel behavior or requirements beyond commuting and intra-urban mobility. While an incredibly effective method for urban transportation, ride sharing is expensive, and therefore does not unlock travel-oriented use cases. The cost per mile for ride sharing services varies based on vehicle type and location. For example, in the Denver region, according to The Mountain-Plains Consortium, passenger cost per mile is on average $2.50 per mile with a median of $3.19 per mile after considering total fare, tolls, fees, gratuity, and travel distance. As such, ride sharing does not support exploration or other unique experiential needs of consumers and travelers.

•

Car Rental Services Offer Commoditized, Cumbersome Experiences. While car rental solutions provide more individual flexibility than ride sharing, the existing car rental industry does not adequately solve the ever-changing needs of the consumer. Car rental services do not provide a consumer-friendly approach — they’re frequently tethered to airports, long lines, and wait times, with generic and unpredictable inventory. For the urban options offered by car rental companies, the location and timing constraints can be significant limitations for customers. This lack of focus on, and care for, the customer is evidenced by their low net promoter scores — according to XM Institute’s annual net promoter score benchmark study, the car rental industry’s average customer net promoter score is -7 (out of a maximum of 100).

•

Personal Car Ownership Is Costly and Inefficient. The costs associated with car ownership vary greatly based on the usage of the vehicle — according to the American Automobile Association, or AAA, for a medium-sized sedan that is driven 15,000 miles per year, the cost per mile is approximately $0.58 per mile. This includes all costs, such as license registration and taxes, insurance, maintenance, and financing. For vehicles that are driven fewer than 15,000 miles per year, such as luxury or specialty cars, this cost increases considerably. In addition to these fixed costs, traditional car ownership limits the use cases available to a household to those expressly serviced by their owned vehicle.

Turo — Pioneering a New Category of Transportation

We have created the world’s largest car sharing marketplace. Our peer-to-peer platform connects hosts and guests through our marketplace and is designed to enable guests to book the perfect vehicle for any occasion from our trusted community of hosts. We are the leader in this new way to access vehicles, with over                      active hosts and                      active vehicle listings in over                  cities as of                         , 2021. We count the number of active hosts and active vehicle listings as                      hosts and                     vehicle listings, respectively, with at least one completed day of a booking in the trailing 12-month period.

We strive to make it easy for our hosts to earn money from their vehicles and for guests to find the perfect vehicle for their next trip. Hosts are our asset owners and deliver differentiated experiences and hospitality to our guests. Our platform avoids the capital intensity and asset-based limitations of the rental car and fleet-based car sharing industry, while providing low-cost access for individual car owners to earn extra income by sharing their vehicles through our marketplace. As a result, our platform is dynamic, as hosts can change the availability, cost, or selection of vehicles to satisfy guest demand. Guests choose from a diverse and robust selection of cars. Since the vehicle they choose is provided by a host, the guest can be confident that the specific car that they booked is the exact car they will drive off in, increasing guest satisfaction. Additionally, our hosts can offer various pick-up locations, as well as optional “Extras,” such as unlimited mileage, pre-paid refueling, bike and ski racks, camping equipment, and more to make the experience more convenient for the guest.

Guests book cars on our platform for a variety of use cases, and we open up new, longer duration forms of travel. We estimate that in the                  months ended                     , 2021, approximately     % of all total days booked by our guests on our platform (net of days canceled in that period), or Days, were part of bookings         days in length, and approximately     % of Days were part of bookings greater than or equal to         days in length. This highlights the variety of use cases, including longer duration travel, supported by our platform.

Our Hosts

As of                     , 2021, over                     active hosts use our platform to power over                     active vehicle listings. Our platform is designed for entrepreneurs of all sizes, from individuals looking to offset the cost of car ownership, to professional hosts seizing the opportunity to build scalable, accessible, and flexible businesses atop our platform. Our platform enables hosts to utilize their idle vehicles to generate income without being perpetually present in the vehicle to benefit from our platform. Our hosts generally fit into one of the three following categories:

•

Consumer Hosts. Consumer hosts typically share one or two cars with the goal of offsetting car ownership costs. Hosting on our platform often enables consumer hosts to earn extra income to afford their dream car, or to monetize vehicles they already own.

•

Small Business Hosts. Small business hosts typically share three to nine cars with the goal of generating secondary income to build wealth and pay for life’s expenses. They’re often car enthusiasts who love cars, and love to share cars with like-minded enthusiasts to be able to afford their dream cars themselves.

•

Professional Hosts. Professional hosts typically share 10 or more cars, often as their primary income source and may choose to invest in, and in many cases have invested in, resources like employees and parking to support their operations.

Many of our small business and professional hosts started their journey with us as consumer hosts and scaled their businesses as they have success on our platform. In addition, we enable commercial vendors to rent out their cars through our marketplace. Because these vendors already offer end-to-end rental car services, they do not receive all of our value-added services, such as protection plans. In this prospectus, our references to hosts do not include these commercial vendors, which have generated less than 1% of revenue in each of the last two fiscal years.

How Our Platform Supports Hosts

Our platform provides the software and services to help our hosts of all sizes thrive, including easy-to-use desktop and mobile websites and native iOS and Android applications, insurance and protection, and safety and support. We continue to innovate and expand our platform capabilities to better help our hosts throughout the entire hosting lifecycle:

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Onboarding and Listing. Our platform is designed to make it simple and intuitive for a host to sign up, verify their account, and create an attractive listing. Insurance comes standard, and protection plans for hosts are bundled into the sign-up flow.

•

Listing Management. We provide a suite of software products that enable hosts to easily and intuitively manage their listings, including an availability calendar and settings, messaging, pricing and trip settings, remote and in-person check-in and checkout options, earnings payments, and post-trip incidental payments.

•

Pricing Optimization. Our technology platform enables analytics and data-driven decision making, empowering hosts to determine the optimal price for their cars. Our capabilities include dynamic options such as calendar-based pricing and automatic pricing, allowing hosts to improve their monetization.

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Scaling. We provide hosts who are interested in scaling their Turo business with business management capabilities that enable them to grow, such as performance tracking analytics, training guides in the Host Tools hub, and earnings estimates via the Turo Carculator.

•

Insurance and Protection. We make it simple for hosts to select protection plans, which creates peace of mind. All host plans automatically include liability insurance from third-party insurance providers such as Liberty Surplus Insurance Corporation (a Liberty Mutual Group company), or Liberty Mutual, Intact, ICBC, and Allianz, and choices of physical damage contractual reimbursement from us or physical damage insurance from our insurance providers (depending on the jurisdiction), as well as roadside assistance.

•	Safety and Support. We offer differentiated timely support to our hosts, including trust and safety verification of guests, roadside assistance, and billing and payment disputes.

Commercial vendors also benefit from our onboarding and listing, listing management, pricing optimization, and scaling tools, in addition to certain support services.

In addition to the above platform capabilities, we reward our top performing hosts by including them in our Power Host program and/or awarding them an All-Star Host badge, which can include benefits such as boosted listing visibility, special access to host marketing promotions, account management, and priority support.

Benefits to Hosts

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Income Generation. With over                     active guests on our platform as of                     , 2021, we provide hosts with access to a highly engaged customer base. We count the number of active guests as guests with at least one completed day of a booking in the trailing 12-month period. Hosts are empowered to transform their assets into earning engines, dramatically improving the economics of car ownership, without needing to spend hours behind the wheel in order to monetize their asset. Our platform supports a spectrum of hosts, from individuals to small business operators. Consumer hosts can offset the cost of ownership of their car, or even stretch and buy their dream car, while entrepreneurs can start their own businesses and share dozens of vehicles. Hosts of all sizes have earned more than $                     in the aggregate on our platform since inception.

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Scalability and Flexibility. Our hosts benefit from the ability to build, maintain, or grow a scalable, flexible business through increasing the utilization of their vehicles while maintaining full ownership. Hosts can choose how often to make their car available and at what price, and value the ability to earn income or offset the cost of car ownership around their personal needs and interests. Small business and professional hosts with multiple vehicles can choose the size of their portfolio, how much time they are ready to commit, and how much to reinvest their earnings in growing their business.

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Ease of Use. We make it easy for hosts to manage their entire business. Signing up and onboarding are simple on our platform. Once set up, hosts can easily access their Host Hub to manage all aspects of their experience. Our user interface is elegant and intuitive and is backed by our powerful technology infrastructure that enables access and functionality on the go.

•

Trust and Safety. Our platform and community are built on trust and safety. Our robust platform facilitates secure transactions and interactions with guests. Other than trips booked with commercial vendors, all trips on our platform are insured by top-tier insurance providers, including Liberty Mutual, Intact, ICBC, and Allianz, providing hosts with peace of mind. In addition, guests are screened at checkout, and since April 2020, our proprietary Turo Risk Score influences fees charged to each trip in the United States in order to mitigate unsafe behavior. We also offer the ability for the community to provide ratings and reviews to increase the trust in using our platform.

•

Support. Hosts benefit from the variety of support services we offer. We provide hosts with the tools to grow on our platform, including advanced analytics and marketing and advertising support. Hosts value the support of the close-knit community of fellow hosts that we foster on our platform. We also offer customer support in the United Kingdom and Canada, 24/7 customer support in the United States, and access to roadside assistance for hosts and their guests to ease the process when the unexpected happens. We continually invest in product innovation designed to deliver a seamless experience for hosts.

Our Guests

Over                  guests booked over                 Days on our platform over the 12 months ended                     , 2021. We serve their unique needs across a broad spectrum of use cases, including:

•	Local getaways

•	Destination vacations

•	Business travel

•	International travel

•	Car repair replacement

•	Flexible month-to-month access

•	Hyperlocal, instant access

•	Try-before-you-buy extended test drives

•	Dream drives in specialty, exotic, and classic cars

•	Upgraded trips with upscale and luxury cars

•	Outdoor adventures in camper and conversion vans

•	Moving and running errands in trucks and vans

How Our Platform Supports Guests

Our platform provides several capabilities designed to best serve our guests:

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Inspiration and Discovery. Many guests come to our platform to get inspired. We make it easy to search vehicles based on type, location, availability, ratings and reviews, and even use case, enabling guests to discover the perfect vehicle for any occasion.

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Secure Booking. Guests book and pay for trips directly through our platform. Our booking flow is simple and easy to navigate, providing guests with clarity and visibility into cost, Extras, and “rules of the road.” Guests are able to quickly upload their profile photo, driver’s license, phone number, and preferred payment method in a secure environment.

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Messaging. Guests can securely and directly message their host from our mobile application. Arranging pick-up, delivery, or other details within the app enables us to protect both our guests and our hosts and create a positive experience for both.

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Trips. Guests can view their upcoming and past trips within the app and can extend a trip or even rebook a favorite vehicle based on past activity. Guests can also check in and out of their trips seamlessly in-app and, for many makes and models, can access and unlock the vehicle right from our mobile application using Turo Go, a feature that leverages remote unlocking technology to enable contactless interactions. For hosts who are delivering their cars to their guests, they have the option to share their location with their guests via the app, so guests know in real time how far away their host is.

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Support. We provide access to detailed frequently asked questions, or FAQs, as well as the ability to report damage or request roadside assistance, directly through our website or apps. We also provide clear instructions on how to change or cancel a trip and arrange delivery, as well as other policies to enhance the guest experience.

Benefits to Guests

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Access and Availability. Guests benefit from access to a vehicle when and where they want it, without the need for ownership. Our hosts offer vehicles in thousands of locations across a broad geographic footprint, and guests have the option to have vehicles delivered to their doorstep. Without the traditional limitations of a physical retail or parking footprint, vehicles shared by hosts can be found broadly throughout the geographies in which Turo is available — nearly every block in some neighborhoods — corresponding to thousands of vehicle options that can be accessed wherever guests need them. On our platform, guests can access an extraordinary variety of makes and models, including unique vehicles found on no other platform.

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Choice. Our hosts offer an expansive selection of vehicles for guests, with                  makes and models available on our platform. The vast selection of vehicles offered by our hosts far surpasses the selection offered by rental companies. With Turo, the car you book is the car you get, whereas with rental car companies, the car you get is often whatever car they have in stock within the category you selected when booking. We support a diversity of use cases, ranging from a truck to help on moving day, to a swanky exotic for a luxurious weekend away, to a classic cruiser for a picture-perfect road trip, or an economical commuter car to help you get where you’re going.

•

Trust and Safety. Guests can rely on our trusted platform. We have a secure payments network and a robust technology suite to coordinate safe interactions with hosts. Insurance is included for all trips with hosts if an accident with a third party does occur.

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Personal Experience. For guests, booking with a host is engaging with a real individual, someone with a shared passion, hobby, or interest in the vehicles they offer. Hosts may offer local restaurant recommendations and must-see destinations to their guests, adding an extraordinary personal touch that is distinct from other transportation options that offer commodity vehicles owned by big corporations. This authentic, personal experience improves repeat usage and promotes evangelization of our community.

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Seamless Experience. Guests can access a hassle-free experience through our marketplace. Guests can book a vehicle, delivery, and Extras in minutes through the elegant user interface on our mobile app or web platform. Search and discovery, booking, and payment are all easy to navigate on our platform. Our powerful app and technology platform drive the entire experience from booking to coordination to support.

Benefits to Local Communities and the Environment

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Economic Activity. As members of their local communities, hosts increase their income and spending power from bookings generated on our platform. By empowering hosts and enabling guests to access vehicles in their local communities, we help to perpetuate cycles of community investment and growth. A 2021 study we commissioned by The Center for Growth and Opportunity at Utah State University that evaluated over 1.5 million transactions across eight states plus Washington, D.C. found that Turo is disproportionately used by guests from minority neighborhoods, which benefits those local communities.

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Broad Access. Our platform is accessible to a broad range of guests, including those who may have traditionally struggled to afford a vehicle. The availability of Turo reduces car ownership dependency for these guests, who are better served by access to short-term car sharing rather than by making costly monthly payments to own or lease vehicles. Hosts who want to own a car, but might not otherwise be able to afford one, can offset the costs of car ownership by sharing their vehicle with neighbors in, or travelers to, their community.

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Environmental Stewardship. We enable vehicle access on an as-needed basis to avoid the unnecessary environmental impact of every consumer striving to own a vehicle or multiple vehicles. In addition, starting on Earth Day in 2021, we became carbon neutral by offsetting an estimated 100% of carbon emissions generated by trips booked on the platform, as well as all emissions from our global office footprint. For every trip, we make an investment in projects addressing transportation and industrial emissions and agriculture forestry initiatives to reduce greenhouse gases worldwide. Also, by offering access to an extensive selection of energy-efficient vehicles, we contribute to sustainable vehicle use in local communities and help drive the adoption of electric vehicles. As of April 2021, electric vehicles represented 7% of Turo vehicle listings, compared to under 2% of 2020 vehicle registrations in the United States, according to Fitch Solutions.

The Turo Flywheel Effect

Our platform benefits from the self-reinforcing value proposition between hosts and guests. Hosts are engaged with our brand and platform due to the unique income generation opportunity we provide, and they become increasingly engaged as they earn more. As existing hosts grow and new hosts join, our value proposition to guests strengthens as guests have access to a more unique selection of vehicles in more locations. The unique inventory of vehicles not available anywhere else, along with the seamless experience we offer guests, spur organic, word-of-mouth growth, and repeat behavior. Growth in demand leads to greater income opportunities for our hosts, which further strengthens our host value proposition and, in turn, encourages existing hosts to grow and new hosts to join. As we scale and continue improving our offering, our guests book more trips which we leverage to generate data that powers our machine learning algorithms, such as data-driven pricing, search results ranking, and vehicle recommendations. These algorithms improve our host and guest experience and make our business more profitable, resulting in reinvestments to further improve user experience and propel growth.

Capitalizing on the Shift in Consumer Travel and Transportation Preferences

We believe the last 18 months have accelerated the adoption of our platform and transition from other transportation services. We enable a variety of trip lengths and trip types, providing a platform customers can rely on for all types of transportation. Our marketplace has proved to be resilient and dynamic as consumer travel and transportation preferences have shifted to favor access to mobility solutions that meet their particular needs. According to research from Destination Analysts, two-thirds of U.S. residents have taken a road trip during the COVID-19 pandemic, taking 2.5 trips per person on average. The increase in car-based travel has turbocharged our growth in awareness and market penetration. A large number of guests have been introduced to Turo for the first time, and we believe many will become loyal return guests through their experience on our platform.

Insurance Included

We have pioneered the offering of protection plans for hosts and guests that are seamlessly integrated into the Turo experience. Protection plans provide hosts with peace-of-mind to offer their vehicles on our platform and allow their guests to drive with the confidence of knowing their liability to third parties is insured by leading insurance companies such as Liberty Mutual, Intact, ICBC, and Allianz. We have made the ability to obtain protection easy, simple, and seamless for both hosts and guests. All trips provided by hosts are automatically insured by one of our third-party insurance providers. We reimburse the host for eligible repairs up to the actual cash value of the car, or $125,000, whichever is the lesser amount, subject to the terms of each plan. Similarly, all guests in the United States automatically receive at least the state-required financial responsibility limits (sometimes called “state minimum insurance”) with trips booked with hosts, regardless of whether they select a protection plan or not. Trips with commercial vendors, such as small rental car companies, are insured by the commercial vendors and their insurance providers.

Turo Risk Score

Since April 2020, every trip booked on our platform automatically generates a proprietary Turo Risk Score, which we use to promote responsibility and trust within our community. As of                     , 2021, we have collected data from over             Days since inception to inform our proprietary Turo Risk Score algorithms. We leverage insights from this data to control for fraud, manage risk, and customize marketplace fees. We believe this contributes to better access for all trips, expanding the economic opportunity for hosts, and garnering deeper loyalty from the members of our community. The more trips taken, the better we are able to refine our algorithms and continuously improve the accuracy of the Turo Risk Score to drive actionable insights that inform fees, inventory adjustments, trust and safety practices, and more.

Large Market Opportunity

Transportation is one of the largest household expenses — in 2019, households in the United States alone spent almost $11,000 per year on their mobility needs, according to the U.S. Bureau of Labor Statistics. We are the pioneer in peer-to-peer car sharing and we are helping to drive the global transition to a new world of mobility, which will make transportation more convenient, accessible, and economical. We have a substantial market opportunity in the growing car sharing economy. We view our revenue opportunity in terms of a serviceable addressable market, or SAM, which we believe we can address today, and a total addressable market, or TAM, which we believe we can address over the longer term. These market opportunity estimates are based on revenue potential and involve a number of estimates and assumptions, which are discussed in more detail below.

Serviceable Addressable Market (SAM)

We estimate our current SAM to be $144 billion, reflecting the revenue we could earn on our platform by monetizing the 736 billion miles from long-duration trips, which we define as trips of greater than 30 miles, in the United States, Canada, and the United Kingdom, which are the countries in which we operate on a peer-to-peer basis today. To calculate our SAM estimate, we apply the average percentage of our fees per trip to long-duration trip costs. We derive the long-duration trip costs by multiplying annual passenger vehicle miles traveled for long-duration trips by our estimated guest cost per mile of $0.46, $0.20, and $0.35 for the United States, Canada, and the United Kingdom, respectively, based on historical prices, fees, and fuel costs. We derive the number of passenger vehicle miles in our SAM by available country-level estimates of passenger vehicle miles traveled per car, based on data included in reports issued in 2020 by the International Road Federation, Geneva Switzerland (©IRF, 2020 World Road Statistics). We estimate that guests traveled approximately 388 million miles on our platform in 2020, implying a less than 1% penetration rate of our SAM.

Total Addressable Market (TAM)

We estimate our TAM to be $227 billion, using the same methodology as our SAM, including the potential opportunity from countries in Europe, Latin America, the Middle East, Australia, and South Africa as adjusted for the Organisation for Economic Co-operation and Development’s estimates of purchasing power parity, which is a given country’s purchasing power relative to U.S. purchasing power and utilizes cost adjustments relative to the United States, Canada, and the United Kingdom and exchange rates as of 2020. Over time, we believe that guests may increasingly use our peer-to-peer car sharing platform for trips greater than 30 miles as the cost of such trips, and ultimately the degree to which individuals choose to own their own vehicles, declines. As with SAM, we have excluded short-duration trips from our TAM to provide a more conservative view of our long-term opportunity. We estimate that our $227 billion TAM includes $133 billion in North America, $64 billion in Europe, and $30 billion in the rest of the world (which consists of selected countries in which we believe we have a medium- to long-term opportunity to onboard hosts).

Our Competitive Strengths

•

Unique, Exclusive Inventory. As of                    , 2021, the vast majority of the                     active vehicle listings on our platform are available only on our platform. The diversity, breadth, and depth of our platform make us highly differentiated from competing offerings.

•

Marketplace Density. Without the traditional limitations of a physical retail or parking footprint, vehicles shared by hosts can be found broadly throughout the geographies in which Turo is available, on nearly every block in some neighborhoods, corresponding to thousands of vehicle options.

•

Compelling Value. We offer a better economic value than many other transportation solutions. For example, the cost per mile of owning a medium-sized sedan in the United States that is driven 15,000 miles per year is approximately $0.58 per mile, including fuel, license registration and taxes, insurance, maintenance, and financing costs, according to AAA. The same vehicle would cost guests only approximately $                 per mile on Turo, after including incidentals and fees but excluding sales tax, based on data for the          months ended                     , 2021.

•

Innovative, Custom-built Platform. We have purposely built our technology infrastructure and mobile apps to empower hosts and guests with specific features to directly address their needs. For hosts, our robust offering provides an entrepreneurial platform to build their businesses. Guests benefit from seamless applications to search, discover, book, and experience a vehicle when they need it.

•

Proprietary Data and Machine Learning Driven Insights. Our proprietary data gleaned from well over a billion driving miles and millions of trips since inception allows us to develop and refine our proprietary Turo Risk Score, continuously improve our offering, provide personalization, and optimize the economics in an intelligent manner.

•

Engaged Community and Powerful Brand. The uniqueness of our offering has created strong brand advocates who are loyal to our platform, drive word-of-mouth growth, and take repeat trips with increasing frequency. In 2020, 89% of our site traffic was organic and approximately 61% of Days were generated from bookings by repeat guests.

•

Culture and Team. We have a world-class team and culture aligned around our mission to put the world’s 1.5 billion cars to better use. For example, our CEO is one of our All-Star Hosts, with almost a decade of activity on our platform. Our culture has received numerous recognitions externally and contributes to our ability to attract and retain premier talent across functions including product, engineering, marketing, sales, and government relations.

Our Growth Strategy

Key elements of our growth strategy include:

•

Innovate on Our Platform. We intend to continue to invest in our technology platform to make the complicated aspects of engaging with the marketplace dramatically easier. As we invest in our platform, we intend to make it easier for hosts to list their vehicles, automate pricing and onboarding workflows, and even provide assistance with vehicle management and suggested maintenance through our software.

•

Grow Supply and Unlock New Use Cases. We intend to invest in research and development to continue introducing new features and services for hosts that make it easier for them to grow their income and operate profitably on our platform. In addition, we plan to invest in sales and marketing to expand our supply globally and across more vehicle categories and use cases. Our long-term vision is to drive a profound behavior shift that moves all the underutilized vehicles out of their garage and onto our platform.

•

Grow and Deepen Guest Engagement. We intend to invest in research and development to continue introducing new features and services for guests that make it easier and more convenient for them to book from the widest selection of vehicles. Our long-term vision is to become guests’ go-to platform to book the perfect vehicle for any occasion.

•

Expand Internationally. We plan to enter new international markets with the vision of being a truly global platform. Over time, we plan to enter new markets to deliver our value proposition to hosts and guests in more markets worldwide, and further develop the strength of an interconnected, global network.

•

Pursue Additional Strategic Acquisitions and Partnerships. We aim to pursue strategic acquisitions and partnerships to offer our hosts and guests services and features that we do not currently offer in-house. We intend to build on the strong relationships we have developed with many constituents in our ecosystem to expand our market opportunity, enhance our capabilities, and increase the value of our platform.

Risk Factors Summary

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, reputation, financial condition, or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

•

If we fail to retain existing hosts and guests, increase existing host vehicle listings and guest bookings, or add new hosts and guests, or if hosts fail to provide high-quality, as-advertised vehicles and services, our business, results of operations, reputation, and financial condition would be materially and adversely affected.

•

Our financial results depend on many factors outside of our control, and are inherently complex and interrelated, and may fluctuate from quarter to quarter, particularly in light of the COVID-19 pandemic, including as the effects of the pandemic subside, as well as seasonally, which makes our future results difficult to predict.

•

We have incurred net losses in all years since our inception, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability in the future. We incurred net losses of $98.6 million and $97.1 million in the years ended December 31, 2019 and 2020, respectively, and as of December 31, 2020, we had an accumulated deficit of $431.8 million.

•

We may be found to be subject to liability for the activities of hosts, guests, or third parties, which could harm our reputation, increase our operating costs, and materially and adversely affect our business, results of operations, and financial condition.

•

Our business is subject to substantial regulation and may be found to be subject to a multitude of potential additional legal and regulatory frameworks, including those related to insurance and taxation, that are constantly evolving, and any unfavorable changes or negative court interpretations of these regulations or frameworks, failure by us to comply, or incompatibility with these legal and regulatory requirements could have an adverse effect on our business.

•	The insurance coverage and other elements of protection plans afforded to hosts and guests, or our insurance coverage related to our operations-related risks, may be inadequate, either of which could adversely affect our business, results of operations, and financial condition.

•	The market in which we participate is highly competitive and continually and rapidly evolving, and we may be unable to compete successfully with our current or future competitors.

•

The market for online platforms for peer-to-peer car sharing is relatively new and rapidly evolving. If we fail to predict the manner in which our market develops, or if peer-to-peer car sharing does not achieve global acceptance, our business, results of operations, and prospects may be adversely affected.

•

Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and results of operations or the effectiveness of internal controls over financial reporting.

•	The impact of adverse or changing economic conditions, including the resulting effects on consumer spending, may adversely affect our business, financial condition, and results of operations.

•	Our business has experienced, and may in the future experience, an adverse impact from the ongoing COVID-19 pandemic.

•

Our workforce and operations have grown substantially since our inception, and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.

•

Breaches and other types of security incidents of our networks or systems, or those of our third-party service providers, could negatively impact our ability to conduct our business, our brand and reputation, and our ability to retain existing hosts and guests and attract new hosts and guests, and may cause us to incur significant liabilities and adversely affect our business, results of operations, financial condition, and future prospects.

Corporate Information

We were incorporated as RelayRides, Inc. in Delaware in August 2009. In March 2016, we formally changed our name to Turo Inc. Our principal executive offices are located at 111 Sutter Street, Floor 12, San Francisco, California 94104. Our telephone number is (415) 965-4525. Our website address is turo.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Turo design logos, “Turo,” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Turo Inc. Solely for convenience, our trademarks, tradenames, and service marks referred to in this prospectus appear without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames, and service marks. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act,

enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•

reduced obligations with respect to financial data, including presenting only two years of audited financial statements in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements;

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved; and

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock in this offering. However, if certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer,” under the Securities Exchange Act of 1934, as amended, with at least $700.0 million of equity securities held by non-affiliates as of the prior June 30; (ii) our total annual gross revenue exceeds $1.07 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

For risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock — We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Option to purchase additional shares of common stock offered in this offering	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares from us.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $                  million (or approximately $                  million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“TURO”

The number of shares of our common stock that will be outstanding after this offering is based on 196,673,098 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of December 31, 2020, and excludes:

•

22,398,871 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $1.60 per share;

•

8,521,826 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2020, with a weighted-average exercise price of $5.48 per share;

•

                     shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, including                    new shares plus the number of shares (not to exceed                    shares) (i) that remain available for grant of future awards under our 2020 Equity Incentive Plan, or 2020 Plan, which shares will be added to the shares reserved under the 2021 Plan and will cease to be available for issuance under the 2020 Plan at the time our 2021 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under our 2010 Equity Incentive Plan or 2020 Plan that expire, or are forfeited, cancelled, withheld, or reacquired; and

•	shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering.

Our 2021 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Unless otherwise indicated, the information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of 170,034,432 shares of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an equal number of shares of our common stock immediately prior to the completion of this offering;

•

the issuance of an aggregate of                     shares of common stock pursuant to a warrant held by IAC/InterActiveCorp, or the IAC Warrant, in connection with this offering, based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. The summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data in this section is not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,
	2019	2020
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenue	$141,689		$149,905
Cost of revenue(1)	112,998		109,798

Gross profit	28,691		40,107
Operating expenses:
Product development(1)	26,649		17,749
Sales and marketing(1)	57,845		20,037
General and administrative(1)	49,428		58,039

Total operating expenses	133,922		95,825

Loss from operations	(105,231)		(55,718)
Other income (expense), net
Change in fair value of redeemable convertible preferred stock warrant	5,181		(41,934)
Other income, net	1,538		655

Total other income (expense), net	6,719		(41,279)

Loss before provision for income taxes	(98,512)		(96,997)
Provision for income taxes	47		86

Net loss	$(98,559)		$(97,083)

Net loss per share, basic and diluted(2)	$(3.59)		$(3.80)

Weighted-average shares used in computing net loss per share, basic and diluted (2)	27,452		25,555

Pro forma net loss per share, basic and diluted (unaudited)(3)		$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(3)

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$699	$346
Product development	3,140	2,281
Sales and marketing	669	827
General and administrative	4,126	5,219

Total	$8,634	$8,673

(2)

See Notes 1 and 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

(3)

The pro forma net loss per share, basic and diluted, and weighted-average shares used in computing pro forma net loss per share, basic and diluted reflects (a) the automatic conversion of an aggregate of 170,034,432 shares of our outstanding redeemable convertible preferred stock into an equal number of shares of common stock immediately prior to the completion of this offering and (b) the issuance of an aggregate of                    shares of common stock pursuant to the IAC Warrant in connection with this offering, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$145,192	$	$
Working capital(4)	92,059
Total assets	214,656
Unearned fees	4,664
Redeemable convertible preferred stock warrant liability	60,733
Redeemable convertible preferred stock	471,311
Additional paid-in capital	31,148
Accumulated deficit	(431,819)
Total stockholders’ (deficit) equity	(400,685)

(1)

The pro forma column in the balance sheet data above reflects (a) the automatic conversion of an aggregate of 170,034,432 shares of our outstanding redeemable convertible preferred stock into an equal number of shares of common stock immediately prior to the completion of this offering, (b) the issuance of an aggregate of                    shares of common stock pursuant to the IAC Warrant in connection with this offering, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and (c) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column further reflects the receipt of $                million in net proceeds from our sale of                    shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, working capital, total assets, and total stockholders’ (deficit) equity by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, working capital, total assets, and total stockholders’ (deficit) equity by $                million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is defined as current assets less current liabilities.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements included elsewhere in this prospectus, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way.

	Year Ended December 31,
	2019	2020
	(in millions, unless otherwise noted)
Days(1)	4,675	3,825
Gross Booking Volume	$351.6	$335.9

(1)	In thousands.

Days

We define Days as total days for a vehicle booked by our guests on our platform in a given period over the period of measurement, net of days canceled in that period. We believe Days is a key business metric to help investors and others understand and evaluate our results of operations in the same manner as our management team, as it represents a unit of transaction volume on our platform.

Gross Booking Volume

We define Gross Booking Volume, or GBV, as the total value of Days booked on our platform, including reimbursable expenses owed to the host by the guest, applicable pass through taxes, and other fees required to be remitted to local authorities, which are excluded from net revenue. GBV is driven by the number of Days and price per day or price per booking, as applicable. Revenue from bookings is recognized at the time of check-in for the reservation or over the duration of the trip; accordingly, GBV is a leading indicator of revenue.

For additional information about our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP financial measures help us to evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance and assist in comparisons with other companies, some of which use similar non-GAAP financial measures to supplement their GAAP results. The non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered as a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. Because of these limitations, we consider, and you should consider, our non-GAAP financial measures alongside other financial performance measures presented in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided below. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures contained below and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

The following table summarizes our non-GAAP financial measures, along with the most directly comparable GAAP measure, for each period presented below.

	Year Ended December 31,
	2019	2020
	(in thousands, except percentages)
Gross profit	$28,691	$40,107
Contribution profit (loss)	$(27,094)	$17,282
Gross profit as a percentage of revenue	20.2%	26.8%
Contribution margin	(19.1)%	11.5%
Net loss	$(98,559)	$(97,083)
Adjusted EBITDA	$(94,507)	$(42,206)

Contribution Profit (Loss) and Contribution Margin

We define contribution profit (loss) as our gross profit plus (i) stock-based compensation expense included in cost of revenue, and (ii) amortization of internal-use software included in cost of revenue, less (a) sales and marketing expense attributable to customer acquisition, including media spend, sales headcount costs (excluding stock-based compensation expense), and marketing promotions, and (b) chargebacks, bad debt expense, and trust and safety verifications included in general and administrative expense. We define contribution margin as contribution profit (loss) as a percentage of revenue for the same period. We use contribution profit (loss) and contribution margin as indicators of the economic impact of a new booking on our platform and the cost it takes to generate revenue as it takes into account the direct expense associated with new host and guest acquisition.

Contribution profit (loss) and contribution margin have limitations as financial measures, should be considered as supplemental in nature, and are not meant as substitutes for gross profit and gross profit as a percentage of revenue, respectively, prepared in accordance with GAAP. The following tables present reconciliations of contribution profit (loss) and contribution margin to the most directly comparable GAAP financial measures for each of the periods indicated:

	Year Ended December 31,
	2019	2020
	(in thousands, except percentages)
Revenue	$141,689	$149,905
Less: Cost of revenue	112,998	109,798

Gross profit	28,691	40,107
Gross profit as a percentage of revenue	20.2%	26.8%
Add: Stock-based compensation included in cost of revenue	$699	$346
Add: Amortization of internal-use software included in cost of revenue	1,320	2,610

Adjusted gross profit	30,710	43,063

Less: Customer acquisition costs included in sales and marketing	48,238	14,222
Less: Trust and safety verification costs included in general and administrative	4,552	4,136
Less: Chargebacks and bad debt expense included in general and administrative	5,014	7,423

Contribution profit (loss)	$(27,094)	$17,282

Contribution margin	(19.1)%	11.5%

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that represents our net income or loss adjusted for (i) provision for income taxes; (ii) other income, net; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) impairment charges; and (vi) change in fair value of our redeemable convertible preferred stock warrant liability. We use adjusted EBITDA in conjunction with net income or loss, its corresponding GAAP measure, as a performance measure that we use to assess our operating performance and operating leverage in our business. We also measure our adjusted EBITDA as a percentage of revenue on a trailing 12-month basis in order to provide a longer-term view and account for seasonal fluctuations in our revenue and associated profitability. The above items are excluded from our adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, or not driven by core results of operations, thereby rendering comparisons with prior periods and competitors less meaningful. We believe adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

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Adjusted EBITDA does not reflect other income, net, which includes interest income on cash, cash equivalents, and restricted cash, net of interest expense and gains and losses on foreign currency transactions and balances;

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Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect all cash requirements for such replacements or for new capital expenditure requirements;

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Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect impairment charges, which primarily include lease and other asset impairments; and

•	Adjusted EBITDA excludes change in fair value of redeemable convertible preferred stock warrant liability.

The following is a reconciliation of adjusted EBITDA to the most comparable GAAP measure, net loss:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net loss	$(98,559)	$(97,083)
Add (deduct):
Provision for income taxes	47	86
Other income, net	(1,538)	(655)
Depreciation and amortization	1,551	3,023
Stock-based compensation expense	8,634	8,673
Impairment charges	539	1,816
Change in fair value of redeemable convertible preferred stock warrant liability	(5,181)	41,934

Adjusted EBITDA	$(94,507)	$(42,206)

For additional information about these non-GAAP financial measures and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

If we fail to retain existing hosts and guests, increase existing host vehicle listings and guest bookings, or add new hosts and guests, or if hosts fail to provide high-quality, as-advertised vehicles and services, our business, results of operations, reputation, and financial condition would be materially and adversely affected.

Our business depends on hosts establishing and maintaining their vehicle listings on our platform and engaging in practices that encourage guests to book those vehicles, including increasing the number of days that are available to book, providing timely responses to inquiries from guests, honoring reservations, and offering a variety of desirable, well-maintained, and differentiated vehicles at competitive prices and with the convenience that meet and exceed the expectations of guests. These practices are outside of our direct control. If not enough hosts establish or maintain a sufficient number of attractive listings for readily available vehicles, the number of trips booked declines for a particular period, the price charged by hosts fails to optimize revenue yield, the quality, maintenance, cleanliness, or safety of the vehicles our hosts list declines, or there is a mismatch between the location of inventory and where consumers want to book vehicles, our revenue would decline and our business, results of operations, reputation, and financial condition would be materially and adversely affected. In addition, hosts may be unable to list their vehicles or required to temporarily or permanently remove their vehicles from our platform due to safety recalls by manufacturers or delays in repair or maintenance, including as a result of the recent global semiconductor chip shortage.

Hosts manage, maintain, and control their vehicles and typically market them on our platform with no obligation to make them available to guests for specified dates and with no obligation to accept trip bookings from prospective guests. We have had hosts who chose to list their vehicles on our platform in one period and ceased to offer these vehicles in subsequent periods for a variety of reasons. For example, hosts may be concerned that the increased usage of their vehicles may negatively impact the resale value of their vehicles due to increased mileage, potential guest damage or lack of care to the standard of the host, or excessive wear and tear. While we plan to continue to invest in our host community and in tools to assist hosts, these investments may not be successful in growing the number of hosts and listings on our platform. In addition, hosts may not establish or maintain listings if we cannot attract prospective guests to our platform and generate trip bookings from a large number of guests or if there is over-saturation of hosts in a particular area that causes downward pressure on the prices hosts are able to charge. We have in some markets experienced, and expect to continue to experience, host supply constraints. If we are unable to retain existing hosts or add new hosts, or if hosts decide to remove vehicle listings from our platform and instead list their vehicles with a competitor, we may be unable to offer a sufficient supply and variety of vehicles to attract guests to use our platform.

In addition, our business depends on guests booking trips on our platform. If we fail to retain existing guests because they elect to use a competitor’s platform or decide not to share their car, or if we are unable to sustain growth in the value of guest bookings or attract new guests to our platform, our business, results of operations, reputation, and financial condition would be adversely affected. A decrease in the number of guests or reduction in the value of trips booked on our platform may also result in host attrition if hosts are unable to realize sufficient value from bookings of their vehicles through our platform. Maintaining a balance between supply and demand between hosts and guests in any given area at any given time and our ability to execute operationally may be more important to service quality than the absolute size of our platform.

Moreover, due to the ongoing COVID-19 pandemic, hosts may choose not to list their vehicles and guests may choose not to book trips on our platform. If we experience reductions in the number of hosts, vehicles listed on our platform, or guests using our platform or increases in expenses to us from trips, or if our hosts are unable or unwilling to return to the same rate of listings in the near to immediate term, our business, results of operations, and financial condition would be adversely affected. Further, we have experienced an increase in the number of guests booking trips on our platform, and an improvement in the risk profile of the trips booked as the severity of the COVID-19 pandemic subsides, which may not continue in the future, and we may experience a decrease in growth rate in future periods after the effects of the pandemic diminish.

Our financial results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

Our quarterly financial results have fluctuated in the past and are expected to fluctuate in the future. In addition, our limited operating history and current scale of our business make it difficult to forecast our future results. You should not rely upon our past quarterly financial results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:

•	our ability to generate significant revenue from new offerings, or revisions to existing offerings, in which we have invested significant time and resources;

•	our ability to maintain or grow our number of hosts and guests, and provide our hosts and guests with the experience or service they expect from us;

•	changes in the prices hosts charge, which we do not control;

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adverse shifts in the distribution of the risk profiles of hosts, guests, vehicles, or trips, leading to increased costs for us and eroding satisfaction and retention of hosts and guests, as well as potential injury to our brand or public perception;

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our ability to secure, maintain, expand, and enhance our partnerships and relationships with third parties, including with insurance providers, vehicle manufacturers, technology providers, marketing partners, and online travel search engines;

•	our ability to secure, maintain, and enhance economically advantageous agreements with airports and other governmental or quasi-governmental entities;

•	the success of our geographic expansions;

•	the development and introduction of new offerings or promotions by our competitors;

•	increases in, and adverse timing of, operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

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failures or breaches of security or privacy, and the costs associated with remediating any such failures or breaches, or the costs of compliance with quickly evolving security and privacy laws, as well as any injury to our brand or reputational capital due to such failures or breaches;

•	litigation costs and adverse litigation outcomes such as detrimental judgments, settlements, or other court orders;

•	changes in the legislative or regulatory environment or enforcement by any one or more government regulators, including fines, orders, or consent decrees and lobbying-related costs;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	general economic conditions in either domestic or international markets;

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the extent to which use of our platform is affected by spyware, viruses, malware, phishing, spam emails, denial of service attacks, data theft, computer intrusions, ransomware attacks, account takeovers, and similar events; and

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reduced travel and increased cancellations, as well as changes in consumer preferences for vehicle travel, due to events beyond our control such as health concerns, including the COVID-19 pandemic, other epidemics and pandemics, wars, terrorist attacks, regional hostilities, or the impact of climate change on travel, including fires, floods, severe weather, and other natural disasters, and the impact of climate change on seasonal destinations.

In particular, the COVID-19 pandemic has caused significant fluctuations in our quarterly financial results. Initially, we experienced a period of decreased use of our platform due to shelter-in-place orders and the uncertainty resulting from the pandemic, which adversely impacted our revenue, results of operations, and cash flows in the first half of 2020. In response to these impacts, we implemented certain temporary cost-cutting measures in March 2020, such as decreased marketing-related spend, layoffs, furloughs, and salary reductions. We also discontinued our operations in Germany, in part, as a cost-cutting measure in response to the COVID-19 pandemic.

As shelter-in-place orders started to be lifted in the second half of 2020, we began experiencing increased use of our platform above pre-COVID-19 levels. The COVID-19 pandemic has amplified the need for individuals to seek entrepreneurial forms of primary and supplementary income, which has led to increases in both the total number of hosts listing vehicles on our platform and the number of small business hosts sharing three or more vehicles on our platform. Further, the COVID-19 pandemic has transformed consumer behaviors by elevating the desire for private transportation options instead of public or shared transportation options, which has similarly led to an increase in the number of guests booking trips on our platform. In addition, as rental car companies have reduced their fleet sizes and have been unable to rebuild their fleets due to constraints in automobile manufacturing capacity and therefore currently are challenged in meeting consumer demand, more consumers have turned to peer-to-peer car sharing for their vehicle needs. The combination of circumstances that have accelerated the growth and anticipated profitability of our business stemming from the effects of the COVID-19 pandemic are not expected to continue in the future, and we may experience a decrease in growth rate in future periods after the effects of the pandemic diminish, including as a result of reversing many of the cost-cutting measures we employed. If our revenue growth rate declines, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

We have a history of net losses in all years since our inception, anticipate increasing our operating expenses in the future, and may not achieve or maintain profitability in the future.

We have incurred net losses in all years since our inception. We incurred net losses of $98.6 million and $97.1 million in the years ended December 31, 2019 and 2020, respectively, and as of December 31, 2020, we had an accumulated deficit of $431.8 million. We expect our operating expenses to increase substantially in the foreseeable future as we implement initiatives designed to grow our business, including but not limited to acquiring new hosts and guests, growing partnerships and relationships with third parties, including with insurance providers, vehicle manufacturers, and online travel search engines, developing new or enhanced offerings, hiring additional employees, expanding internationally, and expanding our infrastructure. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Growth of our revenue may slow or revenue may decline for a number of possible reasons, including a decrease in our ability to attract and retain hosts and guests, failure to provide our hosts and guests with the experience or service they expect from us, failure to engage or capitalize on the value of partners, increasing competition, decreasing growth of our overall market, and an inability to quickly introduce new offerings that are favorably received by hosts and guests. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

We may be found to be subject to liability for the activities of hosts and guests, which could harm our reputation, increase our operating costs, and materially and adversely affect our business, results of operations, and financial condition.

We may be found to be subject to liability for the activities of hosts and guests on our platform. For example, we have in the past received, and expect to continue to receive, complaints from hosts regarding damage to, or loss, theft, or impounding of, their vehicles and requests for damage reimbursement, and from guests regarding quality or serviceability of the vehicles, other safety and security issues, and actual or perceived discrimination in connection with hosts declining trips and requests for reimbursement of their trip fees, as well as actual or threatened legal action against us if no reimbursement or perceived incomplete reimbursement is made. In addition, some of our hosts may list or have listed vehicles on our platform in violation of their lease or financing agreements or personal automobile insurance policies, or in violation of applicable state restrictions on subleasing. Hosts have in the past, and may in the future, deliver vehicles on private or governmental property without the authorization of the property owner. In the absence of a court order or contractual obligation, Turo does not verify that a pick-up or delivery location is authorized by a property owner. We do not screen vehicles for compliance with safety standards or whether they are legally registered to be driven on public roads, and it is possible that some of our hosts may list or have listed vehicles on our platform that fail to meet basic safety or legal requirements for a vehicle. Even if we detect and ban such vehicles or hosts from our platform, we may fail to detect if the host re-lists the vehicle or rejoins our platform. Our trust and safety checks and qualification procedures may not be capable of identifying all quality and safety issues, and our systems are not designed to identify legal, quality, and safety issues that may occur after initial sign-up. Consequently, we could be and have been subject to liabilities incurred from local or state regulators and courts regarding the activities of hosts and guests on our platform or related legal, safety, and security issues.

We and our hosts and guests may further be subject to claims of liability based on traffic or motor vehicle violations or accidents, fatalities, injuries, or other similar incidents that are caused during a reservation booked on our platform. These incidents may subject us to liability, which would increase our operating costs and materially and adversely affect our business, results of operations, and financial condition. Even if these claims do not result in liability to us or our users, we could incur significant costs in investigating and defending against them, and such claims, if made public, could deter hosts or guests from continuing to use our platform. If we are found to be subject to liability or claims of liability relating to the acts of hosts or guests, or for failure to pay fees, fines, or taxes owed by them, we may be subject to negative publicity or other reputational harm, even if we are not found to be subject to such liability, and incur additional expenses, which could harm our business, results of operations, and financial condition.

The market in which we participate is highly competitive and continually and rapidly evolving, and we may be unable to compete successfully with our current or future competitors.

The market in which we participate is highly competitive and contains a significant diversity, number, and variety of types and sizes of competitors. All of the offerings that we provide may also be provided in part or in combination by other companies that currently, or may in the future, compete with us, including in the peer-to-peer car sharing, fleet-based car sharing, ride sharing/transportation network companies, or TNCs, and rental car sectors, as well as players currently outside those sectors. Our current or new competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our services. Increased competition could result in a reduction in our revenue and in the number of hosts and guests on our platform, or the loss of market share.

We compete to attract and retain hosts who share their vehicles on our marketplace, as hosts have other options should they choose to generate income from car sharing, may not be aware of peer-to-peer car sharing, its benefits, or the economic opportunities it provides, or may not be motivated to monetize their vehicles. We compete for motivated hosts based on many factors, including the amount of income they generate, the ease of use of our platform, the marketplace fees we charge, host protection plans, and the strength of our brand.

We compete to attract and retain guests, as guests have a range of options to find and book vehicles. We compete for guests based on many factors, including the unique selection and availability of vehicles, the value and all-in cost of our offerings relative to other options, the convenience and locations of accessing our vehicles, our brand, the ease of use of our platform, the trust and safety our platform offers, and customer support.

We also compete generally with car ownership and a variety of transportation options that are focused on long-duration and long-distance trips, including public transit, railways, and airlines. While some customers may choose TNCs, taxis, or hourly rentals in lieu of peer-to-peer car sharing, these modes of transportation are better suited for short-term and short-duration trips. Our primary competitors are in the long-distance and long-duration automobile transportation space, including:

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Peer-to-peer car sharing competitors in the United States, such as Getaround, Inc., or Getaround, and ANIHI Newco, LLC (doing business as Avail), both of which offer peer-to-peer car sharing and own their own fleets of vehicles to rent, as well as Hiyacar Limited and Getaround in the United Kingdom; and

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Car rental companies, such as Avis Budget Group, Inc., which operates Avis and Budget; Hertz Global Holdings, Inc., which operates Hertz, Dollar, and Thrifty; and Enterprise Holdings, Inc., which operates Enterprise Rent-A-Car, National Car Rental, and Alamo Rent A Car; Fox Rent A Car; HyreCar Inc; Silvercar, Inc.; Sixt Rent A Car, LLC; and rental options available through TNCs such as Uber Technologies, Inc. and Lyft, Inc. Some of these companies also offer, either directly or through subsidiaries, hourly or fleet-based car sharing solutions such as Zipcar, Inc., and Enterprise CarShare, AAA’s fleet-based car sharing solution Gig Car Share (operated by A3 Mobility LLC) in the United States, Communauto in Canada, and Virtuo Technologies Limited and Enterprise Car Club in the United Kingdom.

Some of our current or potential competitors, including the traditional car rental companies, are larger and have more resources than we do. Many of our competitors offer discounted services, incentives, or alternative pricing models or focus on a particular geographic location or market segment. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with other complementary companies. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, more well-established regulatory environments and permitting regimes, larger marketing and lobbying or campaign contribution budgets, and preferential treatment by credit card insurance policies or personal insurance policies that may provide coverage to renters, which are not equally available to customers of peer-to-peer car sharing, as well as substantially greater financial, technical, and other resources. In addition, our current or potential competitors may have access to larger host or guest bases. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. Further, because of these advantages, existing and potential hosts and guests might accept our competitors’ offerings, even if they may be inferior to ours.

As we and our competitors introduce new offerings and as existing offerings evolve, we expect to become subject to additional competition. In addition, our competitors may adopt certain of our platform features or may adopt innovations that hosts and guests value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Increased competition could result in, among other things, reductions of the revenue we generate from the use of our platform, the number of hosts and guests, the frequency of use of our platform, and our margins.

For all of these reasons, we may not be able to compete successfully. If we lose existing hosts or guests, fail to attract or retain new hosts or guests, fail to provide our hosts and guests with the experience or service they expect from us, or are forced to make pricing concessions as a result of increased competition, our business, financial condition, and results of operations would be adversely affected.

The market for online platforms for peer-to-peer car sharing is relatively new and rapidly evolving. If we fail to predict the manner in which our market develops, or if peer-to-peer car sharing does not achieve global acceptance, our business, results of operations, and prospects may be materially and adversely affected.

The market for online car sharing platforms to connect guests with hosts is relatively new and unproven with little data or research available regarding the market and industry. It is uncertain whether this market will continue to develop or if our services will achieve and sustain a level of demand and market acceptance sufficient for us to generate meaningful revenue, net income, and free cash flow growth. Our success will depend to a substantial extent on the willingness of hosts to use an online platform for connecting with guests. Further, some hosts may be reluctant or unwilling to use an online platform for connecting with guests because of concerns regarding the cost structure, supply of available guests, tax or regulatory implications, data privacy and security concerns, adequacy of insurance coverage, compliance with restrictive provisions in lease or financing agreements, or possible damage to their vehicles or other property. Hosts may also be reluctant or unwilling to provide personally identifiable information, including their Social Security number or similar governmental identifying information, vehicle registration and Vehicle Identification Number, or VIN.

If hosts do not recognize the benefits of connecting with guests using our platform, then our market may not develop as we expect, or it may develop more slowly than we expect, either of which would significantly harm our business and results of operations.

In addition, our success will depend on guests’ use of our platform to book vehicles, which will depend on their willingness to use our platform and their belief in the integrity of our products and services. Guests may be reluctant or unwilling to use a platform and provide personally identifiable information, including credit card information and driver’s license details, or submit to background, credit, or other checks, which would significantly harm our business and results of operations. Guests may have concerns regarding the cost structure, data privacy and security (including payment security) concerns, or adequacy of insurance coverage. Further, guests may be reluctant to book vehicles containing telematics or monitoring devices accessible by hosts, Turo, or both, or to use our platform at all due to the perception of the use of such devices.

In addition, since we operate in an unproven and understudied market, we have limited insight into trends that may develop in the market and affect our business. We may make errors in predicting and reacting to other relevant business trends, which could harm our business. This uncertainty is exacerbated by the current system of regulations that govern the peer-to-peer car sharing market, which may not directly or appropriately address the new business models in the industry. These laws and regulations may be interpreted in a way that is unfavorable to our business or that may result in higher compliance or advocacy costs than we have planned for.

Further, while peer-to-peer car sharing has grown in popularity, it may not achieve global acceptance, particularly in regions where peer-to-peer car sharing may not be deemed attractive to hosts and guests due to cultural considerations. The attractiveness of our platform for hosts and guests is impacted by a number of factors, including the willingness of consumer hosts to offer their vehicles on our platform, the willingness of guests to book trips on our platform in lieu of more traditional options, such as car rentals, or other alternatives, such as fleet-based car sharing and ridesharing, our ability to continue to extend our operating model internationally and offer localized services that are desirable to our hosts and guests, and our ability to offer cost-effective alternatives compared to traditional car rentals or other alternatives, such as fleet-based car sharing and ridesharing. Further, both hosts and guests may be reluctant or unwilling to use our platform because of concerns regarding their safety or the quality of the vehicles they book. Many hosts and guests may be apprehensive about or not willing to share vehicles due to concerns surrounding the transmission of COVID-19, and if they are willing to share vehicles, their ability to do so may be restricted by laws, rules, regulations, or decrees adopted in response to the COVID-19 pandemic.

This uncertainty surrounding acceptance of peer-to-peer car sharing is exacerbated by the legacy system of laws and regulations that govern car sharing and car rentals, which generally did not anticipate the peer-to-peer car sharing industry, and may be interpreted negatively to limit, prohibit, or economically negate the value offered by peer-to-peer car sharing. If peer-to-peer car sharing does not achieve global acceptance, our growth could be limited, which could materially and adversely affect our business, results of operations, and prospects.

The impact of adverse or changing economic conditions, including the resulting effects on consumer spending, may adversely affect our business, financial condition, and results of operations.

Our business depends on the overall demand for vehicle bookings. Any significant weakening of the economy in the United States, Canada, or Europe or of the global economy, including the macroeconomic downturn caused by the COVID-19 pandemic, more limited availability of credit, economic uncertainty, inflation, financial turmoil affecting the banking system or financial markets, increased unemployment rates, restrictions and reduction in domestic or international travel, fluctuations in the price or availability of gasoline, and other adverse economic or market conditions may adversely impact our business and operating results. Global economic and political events or uncertainty may cause some of our current or potential hosts and guests to curtail their use of our platform. In addition, travel has been disproportionately impacted by the COVID-19 pandemic and may further be disproportionately impacted by a macroeconomic downturn. In response to such downturns, including after the effects of the COVID-19 pandemic on the economy subside, hosts and guests may not use or spend on our platform at rates we expect, thus further reducing demand for vehicle bookings. These adverse conditions, including the macroeconomic downturn caused by the COVID-19 pandemic, have in the past resulted, and could in the future result, in reductions in consumer spending, slower adoption of new technologies, and increased competition. We cannot predict the timing, strength, or duration of any economic slowdown, including the macroeconomic downturn caused by the COVID-19 pandemic, or any subsequent recovery generally. In addition, an increase in the price of gasoline or overall inflation may cause guests to decrease their travel or choose alternative or lower cost methods of transportation than our offering. Similarly, increasing awareness around the impact of travel on climate change may adversely impact the travel and hospitality industries and demand for our platform and services. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate as a result of the COVID-19 pandemic or otherwise, our business, financial condition, and results of operations could be adversely affected.

Our business has experienced, and may in the future experience, an adverse impact from the ongoing COVID-19 pandemic.

The COVID-19 pandemic has adversely impacted our business and has resulted in reductions in demand for our offerings to varying degrees throughout the pandemic. If guests reduce their spending on and use of our platform due to the COVID-19 pandemic, we may experience a material and adverse effect on our business, financial condition, results of operations, and cash flows. The extent to which the ongoing COVID-19 pandemic may adversely affect our business, financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot reasonably be predicted with confidence at this time, including the duration, spread, and severity of the pandemic; subsequent waves of infection or variant strains; the timing, availability, and effectiveness of vaccines; future government responses to the pandemic; potential restrictions on our business and the business of our hosts; the impact of the pandemic on the United States and global economics and demand for our offering; how quickly and to what extent normal economic and operating conditions resume; and the reaction of hosts and guests to these developments. The potential impacts of such developments include, but are not limited to:

•	reduced guest spend on our services through our platform, resulting in lower revenue;

•	increased costs or reduced revenue as a result of marketing and promotional efforts to reach and support those affected by the COVID-19 pandemic;

•	more frequent declines of guest payment methods or guest-issued chargebacks, which may negatively impact our cash flows and may result in higher credit card processing fees or restrictions by issuers;

•	adverse shifts in the distribution of the risk profiles of hosts, guests, vehicles, or trips, leading to increased costs for us;

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increases in the frequency and severity of collisions and similar incidents due to riskier driving during the COVID-19 pandemic, resulting in increased costs, as well as reduced ability to collect payments for costs associated with these incidents;

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increases in costs and duration of repair for damage to hosts’ vehicles, owing to increased use of expensive manufacturing parts and electronic components, as well as supply chain slowdowns and similar economic dislocation;

•	hosts choosing to delay or forgo maintenance to their vehicles due to economic considerations, resulting in increased potential liability and costs;

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the diversion of resources and attention of our management and workforce away from important ongoing initiatives, including the introduction of new, or modifications to existing, offerings, as well as long-term strategic investments and business objectives;

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impacts on important third-party service providers may cause delays in important functions of our platform or cause a decline in quality of service, negatively affect our reputation or user activity on our platform, or increase our operating costs;

•	reduced ability to attract, train, integrate, and retain highly skilled personnel;

•	difficulty in business planning and forecasting due to significant uncertainty of the impact of the COVID-19 pandemic on all aspects of our business and on our hosts and guests;

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significant disruption of global financial markets and companies in the peer-to-peer car sharing industry specifically, which may impact our ability to access capital now or in the future or make capital available only on terms less favorable to us;

•	reduced spend by guests located in areas or regions more affected by the COVID-19 pandemic;

•	reduced local, regional, or international travel, including government travel bans and restrictions;

•	de-globalization, which may result in hosts and guests being less willing to connect with foreign hosts and guests; and

•	potential legal claims by hosts, guests, or their immediate family of exposure to COVID-19 as a result of using our marketplace.

Many of these risk factors are unpredictable and outside of our control, and any of these factors could amplify the other risks and uncertainties described elsewhere herein. It is uncertain what impact that the various legislative and other government responses being undertaken in the United States and other countries in which our hosts and guests are located will have on the economy, our industry, our partners, our hosts, our guests, and our company. The COVID-19 pandemic has to varying degrees adversely affected our near-term financial results and may adversely impact our long-term financial results. For example, in response to the effects of the COVID-19 pandemic on our business, we took certain temporary cost-cutting measures, including layoffs, furloughs, and salary reductions, and we discontinued our German business beginning in March 2020, in part, as a cost-cutting measure in response to the COVID-19 pandemic. If we take similar measures in the future in response to the COVID-19 pandemic, we may experience adverse effects on employee morale, our culture, and our ability to attract and retain employees.

Towards the beginning of the COVID-19 pandemic, we obtained a Paycheck Protection Program loan in the amount of approximately $6.6 million in May 2020 from the U.S. Small Business Administration, or SBA, pursuant to the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. The loan was forgivable subject to certain limitations, including that the loan proceeds be used to retain workers and for payroll, rent, mortgage payments, and utility costs. In connection with our application for this loan, we were required to certify that, among other things, the current economic uncertainty made the loan request necessary to support our ongoing operations. While we made this certification in good faith after analyzing, among other things, our financial situation, and believe that we satisfied all eligibility criteria for the loan and that our receipt of the loan is consistent with the broad objectives of the Paycheck Protection Program of the CARES Act, the certification described above does not contain any objective criteria and is subject to interpretation. If, despite our good-faith belief that we satisfied all eligible requirements for this loan, we are found to be in violation of any of the laws or governmental regulations that apply to us in connection with the loan, including the False Claims Act, or it is otherwise determined that we were not eligible to receive the loan, we may be subject to penalties, including significant civil, criminal, and administrative penalties. In February 2021, we applied for forgiveness of this loan and were notified by the lending bank that the full amount of the loan was eligible for forgiveness, subject to the SBA’s final decision. However, given our recent business performance, we repaid the loan in full in July 2021. Our receipt of this loan may result in adverse publicity and damage to our reputation, a review or audit by the SBA, U.S. Treasury Department, or other government entity, or claims under the False Claims Act. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

We have also implemented measures to protect the health of our workforce, including allowing all employees to work remotely and requiring compliance with applicable shelter-in-place orders. These and other policies may negatively impact workforce productivity and may cause disruptions to our business. There can be no assurance that these measures will be or have been effective, however, or that we can adopt them without adversely affecting our business operations. In addition, there can be no guarantee that our remote work and return-to-office measures will reduce the risk of our workforce falling ill as a result of coming into the office or traveling for work. In addition, we cannot guarantee that our workforce will want to return to the office, and we may have difficulty retaining employees who have a different personal risk assessment or would prefer additional flexibility. Even after the COVID-19 pandemic has subsided, we may continue to experience adverse impacts to our business as a result of the macroeconomic downturn that has occurred as a result and is likely to continue in the future.

We experience seasonal fluctuations in our business and financial results, which could cause our common stock price to fluctuate, make it difficult to forecast our future results, and make our results of operations and financial condition particularly susceptible to the effects of fluctuations during our peak periods.

Our overall business is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. In addition, each city and region where we operate has unique seasonality, events, and weather that can increase or decrease demand for our offering. Certain holidays can also have an impact on demand on the holiday itself or during the preceding and subsequent weekends. Typically, our second and third quarters experience higher revenue as this is the peak travel season in North America and the United Kingdom. Our GBV typically follows the seasonality patterns of revenue. We recognize revenue when the trip occurs, and as a result, our revenue, contribution profit, which we define as our gross profit plus (i) stock-based compensation expense included in cost of revenue, and (ii) amortization of internal-use software included in cost of revenue, less (a) sales and marketing expense attributable to customer acquisition, including media spend, sales headcount costs (excluding stock-based compensation expense), and marketing promotions, and (b) chargebacks, bad debt expense, and trust and safety verifications included in general and administrative expense, and adjusted EBITDA, which we define as net income or loss adjusted for (i) provision for income taxes; (ii) other income, net; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) impairment charges; and (vi) change in fair value of our redeemable convertible preferred stock warrant liability, tend to be highest in the third and fourth quarters of the year. Our customer support costs also increase in the second and third quarters as we increase our staffing to handle increased activity on our platform in those periods.

In 2020, we saw COVID-19 overwhelm the historical seasonality pattern in our Days, GBV, contribution profit (loss), contribution margin, and adjusted EBITDA as a result of shelter-in-place orders and changing travel preferences relating to the COVID-19 pandemic. We expect this impact on typical seasonality to continue as long as COVID-19 continues to impact travel restrictions and customer preferences and makeup globally. Our rapid growth and the impact of the COVID-19 pandemic have made, and may continue to make, seasonal fluctuations difficult to predict. As our business matures, other seasonal trends may develop, or these existing seasonal trends may become more extreme. As such, we may not accurately forecast our results of operations. However, we base our spending and investment plans on forecasts and estimates, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors. In addition, any circumstance or occurrence that disrupts use of our platform during the peak season, especially in North America and the United Kingdom, could have a disproportionately adverse impact on our results of operations, or financial condition.

Our workforce and operations have grown substantially since our inception, and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.

Since our inception, we have experienced rapid growth. For example, the number of our full-time employees has increased from 143 as of December 31, 2016, to                  as of                             , 2021. We are committed to expanding our global operations. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, increase our costs, and negatively affect our results of operations. In addition, as our operations have expanded, our headcount has increased significantly over time, and we have increased reliance on third-party providers, which introduces additional complexities, including increasingly complex and expanding reporting structures. Our business is becoming increasingly complex, and this complexity and our rapid growth have demanded, and will continue to demand, substantial resources and attention from our management.

We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train, integrate, and manage additional qualified website developers, software engineers, account services personnel, government relations, legal and compliance personnel, and sales and marketing staff, and improve and maintain our technology to properly manage our growth. If our new hires do not perform as expected or take longer than expected to ramp up, if we are unsuccessful in hiring, training, integrating, and managing these new employees, or if we are not successful in retaining our existing employees, our business may be harmed.

Further, to accommodate our expected growth, we must improve and maintain our platform, technology, systems, and network infrastructure. Failure to effectively upgrade our technology or network infrastructure to support the expected increased traffic on our platform could result in unanticipated system disruptions, slow response times, or poor experiences for hosts and guests. To manage the expected growth of our operations and personnel and to support financial reporting requirements, we will need to improve our transaction processing and reporting, operational and financial systems, procedures, and controls. These improvements will be particularly challenging if we acquire new operations with different systems. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, it could adversely affect customer satisfaction and cause our expenses to grow disproportionately relative to our revenue, and our financial performance and future prospects will be adversely affected.

Host, guest, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent may undermine the trust and safety or perception of trust and safety of our marketplace and our ability to attract and retain hosts and guests, which could materially and adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of our hosts, guests, and other third parties, such as additional passengers in, or drivers of, vehicles booked on our platform, and therefore we cannot guarantee the safety of our hosts, guests, and such third parties. From time to time, we are subject to legal proceedings, including personal injury suits, claims, arbitrations, administrative proceedings, and government investigations or enforcement actions in the ordinary course of business. The actions of hosts, guests, and other third parties may result in fatalities, injuries, other bodily harm, assault, fraud, invasion of privacy, property damage, theft, including cases in which we are unable to recover the vehicle, discrimination, harassment, and libel, among other negative impacts, which could create potential legal or other substantial liabilities for us, hosts, or guests. For example, hosts may incur and have incurred liability due to the unlawful actions of their guests or other third parties guests present in the vehicle, such as traffic violations or other legal violations and guests may incur and have incurred liability due to the unlawful actions of their hosts, such as vehicle or registration violations. In addition, there have been rare instances where guests were pulled over or detained by police because the vehicles they were driving had been reported as stolen by the vehicle owner, sometimes in error, or where law enforcement did not properly remove stolen vehicle notifications. Depending on the circumstances, hosts or guests may also attempt to assert that we should be liable for unlawful actions stemming from the use of vehicles available on our platform. Such liabilities could materially and adversely affect our reputation, business, results of operations, and financial condition.

Moreover, we cannot conclusively verify the identity of all guests, nor do we verify or screen third parties who may be present during a trip using a vehicle booked through our platform. Our trust and safety processes focus primarily on guests to reduce the risk of vehicle theft and motor vehicle accidents. While we do some limited screening of hosts at sign up, our efforts to date have focused primarily on screening guests. Our identity verification processes rely on, among other things, information provided by users at sign up and booking, and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. In addition, we do not currently, and may not in the future, require users to re-verify their identity following their successful completion of the initial verification process or require guests to provide documentation of or any updates regarding their driving record or license status. Certain verification processes, including legacy verification processes on which we previously relied, may be less reliable than others. We conduct certain trust and safety screening processes to flag and investigate suspicious activities and in an attempt to prevent guests with certain criminal backgrounds from accessing our services. These processes are beneficial but not exhaustive and have limitations due to a variety of factors, including laws and regulations that prohibit or limit our ability to conduct effective background checks in some jurisdictions, the unavailability of information, and the inability of our systems to detect all suspicious activity or human or technical error or delay in addressing suspicious activity. In addition, there may be times when someone is misidentified as a person with a criminal background, when in fact they are not. There can be no assurances that these measures will significantly reduce criminal or fraudulent activity on our platform. In addition, such checks may not identify instances of identity fraud where a guest books a vehicle under another person’s identity for criminal or other unlawful purposes. The background checks and other screening processes we rely on, among other things, information provided by users, our ability to validate that information, the accuracy, completeness, and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area such as personal data protection and privacy laws, and the effectiveness of third-party service providers that may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility, and we do not run criminal background checks and other screening processes on additional parties who may be present in a vehicle reserved through our platform. If unexpected and more burdensome laws and regulations regarding identity verification or screening are introduced, including with respect to screenings of restricted parties, we would have to implement new screening and verification policies, tools, and procedures, and we could face increased costs. As a result, we may have to increase the costs of our services for hosts and guests, which may make our services less attractive to our existing or potential future customers. In addition, while there are laws in certain jurisdictions that regulate the use of criminal background checks in the employment setting and other consumer use cases, it is unclear if those laws apply to our industry. Given this ambiguity, it is possible we are not now, or may not be in the future, compliant with those laws. Further, the use of criminal background checks or credit checks in our marketplace may open us up to allegations of discrimination. Therefore, we may be subject to negative publicity and incur additional expenses, which could harm our business, results of operations, and financial condition.

In addition, we have not in the past, and may not in the future, undertake to independently verify the safety, suitability, quality, and compliance with our policies or standards of our hosts’ vehicles. We have created policies and standards to respond to issues reported with listings, but certain listings may pose heightened safety risks to individual users because those issues have not been reported to us or because our customer support team has not taken the requisite action based on our policies. We rely, at least in part, on reports of issues from hosts and guests to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by listings or consumer hosts or guests or may not sufficiently address those risks.

If hosts, guests, or other third parties engage in misconduct or actions that are criminal, violent, fraudulent, negligent, or inappropriate, or if they use our platform as a conduit for criminal activity, consumers may not consider our platform and the vehicles listed on our platform as safe, and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand and reputation, cause hosts and guests not to use our platforms at the rates we expect, and lower the adoption rate of our platform. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools, and procedures to protect hosts and guests, we may not be successful in doing so. Similarly, vehicle listings that are inaccurate, of a lower-than-expected quality, or that do not comply with our policies may harm guests and public perception of the quality and safety of vehicle listings on our platform and materially adversely affect our reputation, business, results of operations, and financial condition.

Because we recognize revenue at the time of check-in for the reservation or over trip duration instead of upon booking, upticks or downturns in bookings are not immediately reflected in our results of operations.

We recognize revenue related to our marketplace fees at the time of check-in for the reservation, and we recognize protection plan services fees over the duration of the trip. The effect of significant upticks or downturns in trip bookings in a particular quarter may not be fully reflected in our results of operations until future periods because of this timing in revenue recognition. We issue refunds to guests as part of our customer support activities in the form of cash or travel credits to be applied to future trip bookings, which we account for as consideration paid to a guest and which results in a reduction to revenue.

If we are not able to maintain and enhance our brand, our business, financial condition, reputation, and results of operations may be adversely affected.

Maintaining and enhancing our brand identity are critical to our ability to attract new hosts and guests to our platform, preserve our existing community of hosts and guests, and engage positively with third parties, including governmental and regulatory authorities. The successful promotion of our brand will depend largely on our ability to execute on our offering and marketing and public relations efforts. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to promote and maintain our brand, or if we incur excessive expenses in this effort, our business, results of operations, and financial condition will be adversely affected. In addition, we may partner with third parties for marketing or promotional opportunities, and we cannot control the actions of any of our partners. A development that affects the reputation or brand of one of our partners may also have an impact on our business or our brand. We anticipate that as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. If we do not successfully maintain and enhance our brand, we could lose booking volume, which could, in turn, cause hosts to cease offering their vehicles on our platform. Our brand promotion activities may not be successful or may not yield revenue sufficient to offset their cost, which could adversely affect our reputation and business.

We have been, and may in the future be, the subject of media coverage, including on blogs and online forums. Unfavorable publicity, other campaigns encouraging users to cease use of our platform or consumer perception of our platform, practices, or offerings, or our business relationships, which has occurred in the past, could adversely affect our reputation, resulting in difficulties in recruiting, decreased revenue, a negative impact on the number of hosts who list their vehicles and the number of potential guests, and may complicate relationships with third-party business partners and governmental and regulatory authorities. For example, the traffic accidents caused by or involving cars listed on our platform could have a negative impact on the number of potential hosts who use our platform. In addition, any incident involving the personal safety or security of our hosts or guests, whether actual or rumored to have occurred, could create a negative public perception of our platform, which would adversely impact our ability to attract and retain hosts and guests. As a result, our business, financial condition, and results of operations could be adversely affected.

In addition, we rely on hosts and guests to provide reliable and trustworthy ratings and reviews that our hosts or guests can rely upon when making decisions about trip bookings to accept or trips to book, as applicable. We also monitor the ratings on our website and review system to enforce quality standards and build trust among members of our community. Our hosts and guests may be less likely to rely on ratings and reviews if they believe that our review system is not trustworthy. We have procedures in place to combat fraud or abuse of our review system, but we cannot guarantee that these procedures are or will be effective. Further, hosts and guests can leave reviews on third-party websites which we do not have the ability to monitor. In addition, if hosts and guests do not leave reliable ratings and reviews, hosts or guests who rely on such ratings and reviews may have negative experiences, which would cause a decrease in customer satisfaction. Unreliable ratings and reviews could also make it more difficult for us to enforce quality standards, which could reduce trust within our community. Any of these effects could damage our brand and reputation and materially adversely affect our business, financial condition, and results of operations.

Any failure to offer high-quality support may harm our relationships with hosts and guests and could adversely affect our business, financial condition, and results of operations.

Our ability to attract and retain hosts and guests is dependent in part on our ability to provide high-quality support and services. Hosts and guests depend on our support organization to resolve any issues relating to our platform or their experience listing or booking vehicles through our platform and during and after their trips. We primarily rely on third parties to provide many of our support services, and our ability to provide effective support is substantially dependent on our ability to attract and retain third-party service providers, and their employees, who need to be not only qualified to support users of our platform but also well versed in the relevant aspects of our platform. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. In addition, as we continue to grow our international business and the number of international users on our platform generally, our support organization will face additional challenges, including those associated with delivering support in languages other than English and French, where applicable. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and results of operations.

Moreover, customer complaints or negative publicity about our company, our services, or our business activities could severely diminish consumer confidence in and use of our platform. Measures we may take to combat risks of quality issues, safety issues, and breaches of privacy and security, such as removing low-rated vehicle listings from our platform or otherwise enforcing violations of our terms of service, can damage our relations with our hosts. Similarly, our trust and safety efforts to reduce the risk of vehicle loss or theft can damage our relations with our guests. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Satisfaction with our process for physical damage reimbursement and offerings and implementation of protection plans can also impact both host and guest satisfaction. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle these complaints effectively, our reputation may be harmed, which could adversely affect our business, financial condition, and results of operations.

If we are unable to introduce new or upgraded services or features that hosts or guests recognize as valuable, we may fail to drive additional users to our platform or retain existing users on our platform. Our efforts to develop new and upgraded offerings could require us to incur significant costs.

In order to continue to attract and retain hosts and guests on our platform and to encourage hosts to list additional vehicles on our platform, we will need to continue to invest in the development of new offerings that add value for hosts and guests and differentiate us from our competitors. The success of new offerings depends on several factors, including the timely completion, introduction, and market acceptance of the offering and investment in new technologies. If hosts and guests do not recognize the value of our new offerings, they may choose not to utilize our platform.

Any new offerings have a high degree of risk, as they may involve unproven businesses with which we have limited or no prior development or operating experience. Developing and delivering these new or upgraded offerings may increase our expenses, as this process can be costly, and we may experience difficulties in developing and delivering such new or upgraded offerings. Moreover, we cannot assure you that any such new or upgraded product, service, or feature will work as intended, that consumer demand will exist or be sustained at the levels that we anticipate, or that any of these offerings will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. In addition, successfully launching, marketing, and selling a new offering will require the use of our marketing or sales resources. It is also possible that offerings developed by others will render our offerings noncompetitive or obsolete. Further, these efforts could distract management from current operations and divert capital and other resources from our more established offerings. Even if we are successful in developing new offerings, regulatory authorities may subject us or our hosts and guests to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase our expenses or prevent us from successfully commercializing such new products, services, and features. If we are unable to continue to develop new or upgraded products, services, or features, we may fail to grow and our business, results of operations, and financial condition would be materially adversely affected.

We rely on traffic to our platform to grow revenue, and if we are unable to drive traffic cost-effectively, it would materially adversely affect our business, results of operations, and financial condition.

Promoting awareness of our platform is important to our ability to drive traffic to our platform and grow our business. Our marketing efforts currently include, or have historically included, referrals, affiliate programs, partnerships, display advertising, television, billboards, radio, video, direct mail, social media, email, podcasts, classified advertisement websites, mobile “push” communications, online travel agency and travel metasearch engine advertisements, and search engine marketing. Our marketing initiatives may become increasingly expensive, and generating a meaningful return on these initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts to help grow our business are not effective, our business, financial condition, and results of operations would be adversely affected.

In addition, driving traffic to our platform depends, in part, on our ability to attract consumers through unpaid placement within search results on search engines like Google. The number of consumers we attract to our platform from search engines is due in large part to how and where our website or mobile application ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control and may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our website or mobile application may not be prominent enough to drive traffic to our website or mobile application, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of our competitors. Search engines may also expand or add new paid advertising placements for keywords that would reduce our market visibility to prospective hosts and guests. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of consumers directed to our platform from search engines could adversely affect our business, financial condition, and results of operations.

Moreover, as guests increase their booking activity across multiple car sharing platforms, or compare offerings across platforms, our marketing efficiency and effectiveness may be adversely impacted. In response, we may increase our sales and marketing expenditures in the future, which may not be offset by additional revenue, and could materially adversely affect our business, results of operations, and financial condition.

We rely on our proprietary risk scoring model to determine trip fees for each booking. If our risk scoring model is unable to permit us to effectively generate accurate trip fees for each trip, it may adversely impact our operating results, business, results of operations, and financial condition.

We rely on our internally developed proprietary machine learning algorithms, which incorporate data from third-party sources as well as our own data, to improve our offering, offer personalization,

and optimize the economics of trip bookings on our platform in an intelligent manner, including through our proprietary Turo Risk Score. The Turo Risk Score capability, built on machine learning algorithms, enables us to implement real-time, risk-based trip fees. The Turo Risk Score takes a broad view of risk to account for an array of undesirable outcomes. The Turo Risk Score is not used in the pricing of protection plans.

If we rely on a model that fails to effectively take into account appropriate variables, including failing to learn from data quickly enough, we may generate trip fees that do not optimize the economics of trip bookings on our platform either by setting fees too low for riskier trips or setting fees to a degree that discourages guests from completing valuable trip bookings. In addition, the Turo Risk Score was introduced in April 2020, and the information and data collected since that time may not be representative of future risk, particularly with respect to business trends experienced during and after the COVID-19 pandemic, which may contribute to potentially setting fees too low or too high. In addition, if any of the third-party sources that provide data used to build our pricing model provides inaccurate information or limits our use of such source, in part or entirely, including by raising the price to use such third-party data, our model may suffer and become less accurate. The application of certain laws in jurisdictions in which we operate may limit the effectiveness of the Turo Risk Score. As a result, our results of operations, business, results of operations, and financial condition may be adversely affected.

Even though our machine learning algorithms do not collect, analyze, or utilize attributes such as race or ethnicity, including in the calculation of the Turo Risk Score, if consumers believe we are discriminating on the basis of race or ethnicity, it may subject us to liability and adversely impact our brand and resulting business, operations, and financial condition.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Since our inception in 2009, our business model has not been fully proven. As a result, we have only a limited operating history, which may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including, in our case:

•	achieving market acceptance of our existing and future offerings;

•	challenges in accurate financial planning and forecasting;

•	attracting and retaining hosts and guests;

•	competing against companies with greater financial resources;

•	increasing expenses as we continue to grow our business;

•	risk of litigation losses or regulatory enforcement actions;

•	successfully expanding our business in existing markets and entering into new markets and geographies;

•	maintaining and enhancing the value of our reputation and brand;

•	anticipating and responding to macroeconomic changes and changes in the markets in which we operate;

•	avoiding interruptions or disruptions in our service;

•	developing a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

•	securing our platform against technological threats;

•	hiring, integrating, and retaining talented technology, sales and marketing, customer service, and other personnel;

•	effectively managing rapid growth in our personnel and operations; and

•	maintaining and growing our partnerships and relationships with third parties, including with insurance providers, vehicle manufacturers, and online search engines.

We cannot assure you that we will be successful in addressing these and other challenges we may face in the future and if we do not manage these risks successfully, our business and results of operations may be adversely affected. You should consider our business and prospects in light of the risks and difficulties we may encounter as an early-stage company. Further, we may not be able to maintain our current rate of growth often characteristic of early-stage companies, and there is no assurance that our rate of growth will continue. We may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period.

We could face liability for information on or accessible through our platform.

We could face claims relating to information that is published or made available through our platform. Our platform allows hosts and guests to receive certain information about one another. Although this information is provided by third parties, claims of breaches of privacy or violation of consumer protection laws, as well as claims of harassment or criminal activities by participants in our marketplace may be made against us for information distributed through our platform. Our potential liability for information on our platform or distributed by us to others and for the activities of hosts and guests could require us to implement additional measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our platform to users. Our insurance policies may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

If we are unable to adapt to changes in technology, our business could be harmed.

Because current and potential hosts and guests can access our website and platform on a variety of devices, we will need to continuously modify and enhance our service to keep pace with changes in mobile devices, native applications, and other internet-related hardware, software, communication, browser technologies, and industry standards. There may be other technologies in the future that are not foreseen today that may transform our processes and services and may need to be adopted in order to remain competitive and responsive to host and guest expectations. Our future success will also depend on our ability to integrate new or emerging payment methods into our platform to offer alternative payment solutions to consumers, particularly if we expand into markets where usage of credit and debit cards is not ubiquitous and/or e-commerce is largely carried out through mobile devices. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Further, uncertainties about the timing and nature of new devices and other network platforms or technologies, or modifications to existing devices, platforms, or technologies, could increase our research and development expenses more than we have currently planned. Any failure of our platform to operate effectively with future technologies could result in decreased customer satisfaction and harm our business.

Our long-term success depends, in part, on our ability to expand our operations outside of the United States and, as a result, our business is susceptible to risks associated with international operations.

A small but important portion of our revenue comes from trips booked outside of the United States. We also have offices and a small number of employees outside the United States to support our international operations. We have limited experience in operating in foreign jurisdictions and plan to make significant investments to build our international operations. We plan to continue our efforts to expand globally, including the possible acquisition of international businesses and establishment of foreign offices in jurisdictions where we do not currently operate. Managing a global organization is difficult, time consuming, and expensive, and any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to risks that we generally do not face in the United States. These risks include:

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the cost and resources required to localize our services, which requires the translation of our website and platform into foreign languages, use of foreign currencies and payment methods, and adaptation for local practice, regulatory, motor vehicle, taxation, and insurance requirements;

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unexpected and more restrictive laws and regulations, including those laws and regulations governing internet activities, peer-to-peer car sharing platforms, leasing or renting cars, licensing and usage of vehicles, employment, tax, licensing and permitting, identify verification and screening, email and text messaging, collection and use of personal information, privacy and data protection, payment processing, availability of criminal background check services, auto insurance scores, or other third-party data sources of the type available in the United States for trust and safety screening purposes, and other activities important to our online business practices;

•	competition with companies that understand the local market better than we do or that have preexisting relationships with potential hosts and guests in those markets;

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lack of relationships with law enforcement, or availability of third-party criminal investigators, used by us in the United States, Canada, and the United Kingdom to help with the recovery of missing vehicles;

•	legal uncertainty regarding our liability for the actions of hosts and guests, including uncertainty resulting from unique local laws or a lack of clear precedent of applicable law;

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lack of familiarity with and the burden of complying with a wide variety of foreign laws, legal standards, and legal, regulatory, and insurance requirements, which may change or be interpreted in unexpected ways;

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difficulties in managing and staffing international operations, including as a result of our foreign employees being members of labor unions or work councils or subject to collective bargaining agreements and having less centralized oversight and training;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and payment fraud;

•	regulations governing the control of local currencies and impacting the ability to collect and remit funds to hosts in those currencies;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

•	increased financial accounting and reporting burdens and complexities and difficulties of implementing and maintaining adequate internal controls;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•	breakdowns in infrastructure, utilities, and other services;

•	exposure to a business culture in which improper business practices may be prevalent;

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compliance with the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act, Canadian Corruption of Foreign Public Officials Act, the Organisation for Economic Co-operation and Development’s, or OECD, Anti-Bribery Convention, and similar laws in other jurisdictions;

•	reduced or varied protection of intellectual property rights in some countries; and

•	the other risks and uncertainties described in this prospectus.

Operating in international markets also requires significant management attention and financial resources. We cannot assure you that our international expansion efforts will be successful. Further, the investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability. Operating or other issues in one or more foreign jurisdictions may have an adverse impact on the business as a whole.

We may be unable to integrate acquired businesses and technologies successfully or to achieve the expected benefits of such acquisitions. We may acquire or invest in additional companies, which may divert our management’s attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business.

Our business strategy may, from time to time, include acquiring other complementary products, technologies, or businesses. An acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, if an acquired company’s software is not easily adapted to work with ours, or if we have difficulty retaining the customers of any acquired business due to changes in management, product offering, or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits or synergies of any acquisition, investment, or business relationship may not be realized or we may fail to identify problems, liabilities, or other shortcomings or challenges and be exposed to unknown liabilities. For example, in July 2017, we acquired Croove GmbH (subsequently rebranded as Turo Germany), which operated peer-to-peer car sharing services in Germany, and in March 2020, we discontinued our operations in Germany, in part, as a result of the COVID-19 pandemic.

We may in the future seek to acquire or invest in additional businesses, products, technologies, or other assets. We may also enter into relationships with other businesses to expand our products and services or our ability to provide our products and services in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. Negotiating these transactions can be time consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. Further, for one or more of these transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	be subject to ongoing obligations of the acquired company that are difficult or time-consuming to satisfy;

•	encounter difficulties retaining and integrating key employees of the acquired company, or integrating diverse software code bases, controls, or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

Any of these risks, or other risks related to such acquisitions, could adversely affect our business and results of operations.

Our business depends on attracting and retaining capable management and operating personnel.

Our success depends in large part on our ability to attract and retain high-quality management and operating personnel. In particular, we are highly dependent on Andre Haddad, our Chief Executive Officer, who has been instrumental in devising and leading our strategies for growth. His in-depth knowledge of, and deep relationships with, the participants in our industry are extremely valuable to us. Our business also requires skilled technical, marketing, and design personnel, who are in high demand and are often subject to competing offers.

Competition for qualified employees is intense in our industry. Our employees, including members of our management team, could leave our company with little or no prior notice and would be free to work for a competitor. The loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business, all of which may be more difficult during the COVID-19 pandemic, could harm our operating results and impair our ability to grow.

We also do not maintain “key person” life insurance on any of our employees. The departure of one or more of our senior management team members or other key employees could be disruptive to our business until we are able to hire qualified successors.

To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate and grow our business effectively.

We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and materially adversely affect our stock price, business, results of operations, and financial condition.

We track certain operational metrics, including key business metrics such as Days and GBV, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools, including third-party software, are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations globally.

Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies and short-term activities. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, results of operations, and financial condition could be materially adversely affected.

If we cannot maintain and cultivate our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business could be harmed.

We believe that our corporate culture has been vital to our success, including in attracting, developing, motivating, and retaining personnel. As we continue to grow and face industry challenges, including challenges presented during the COVID-19 pandemic and additional regulatory, compliance, and governance requirements, it may become more challenging to maintain that culture. In addition, we plan to expand our international operations into other countries in the future, which may impact our culture as we seek to find, hire, and integrate additional employees while maintaining our corporate culture. If we are unable to maintain and cultivate our corporate culture, we could lose key employees, innovation, teamwork, passion, and focus on execution, and as a result, our business could be harmed.

We may require additional capital to support business growth, and this capital may not be available on favorable or acceptable terms, if at all.

We have funded our operations since inception primarily through issuances of equity and convertible debt securities and revenue generated from our platform. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and services or enhance our existing products and services, enhance our operating infrastructure, and acquire complementary businesses and technologies. We have always been committed to expanding the number of geographic areas in which our services are offered, and we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could be adversely affected by significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. In particular, the COVID-19 pandemic has caused disruption in the credit and financial markets in the United States and worldwide, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our platform, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

We are exposed to fluctuations in currency exchange rates.

Because we conduct a growing portion of our business outside the United States, we face exposure to adverse movements in currency exchange rates. A decline in the U.S. dollar relative to foreign currencies would increase our non-U.S. revenue, when translated into U.S. dollars. Conversely, if the U.S. dollar strengthens relative to foreign currencies, our revenue from our foreign operations would be adversely affected. Our operating results could be negatively impacted, depending on the amount of expense denominated in foreign currencies. As exchange rates vary, revenue, cost of revenue, operating expenses, and other operating results, when translated, may differ materially. In addition, our revenue and operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses changes in the future. We may enter into hedging arrangements in order to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our results of operations.

We have been, and may in the future be, adversely affected by natural disasters, the physical effects of climate change, and other catastrophic events, including the COVID-19 pandemic, and by man-made problems such as terrorism, that could disrupt our business operations and adversely affect our financial condition and results of operations.

We have been, and may in the future be, adversely affected by significant natural disasters, the physical effects of climate change, or other catastrophic events, such as the COVID-19 pandemic, earthquakes, blizzards, tsunamis, hurricanes, droughts, fires, or floods, or other catastrophic events, such as terrorism, extended outages of critical utilities, power loss, telecommunications failure, or any critical resource shortages affecting us, our third-party providers, guests, or hosts. In the event of a natural disaster or other catastrophic event, we and our third-party providers may be unable to continue operations, may endure system interruptions, and vehicles booked on our platform may experience additional damage, any of which could result in reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our business, financial condition, and results of operations. We currently do not have a comprehensive disaster recovery plan in place. Natural disasters, including hurricanes, tsunamis, earthquakes, and volcanic eruptions, as well as other catastrophic events, such as outbreaks of H1N1 influenza (swine flu), avian flu, COVID-19, and other pandemics and epidemics, have significantly disrupted business operations and normal transportation patterns and levels. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our hosts’ vehicles and result in a reduced number of listings in these areas. Moreover, our corporate headquarters is located in the San Francisco Bay Area, a region known for seismic activity, and we may be subject to shortages of water, electric power, and natural gas from time to time and potentially subject to catastrophic fires. To the extent we maintain insurance against natural disasters, it may not be adequate to cover our losses in any particular case. In addition, natural disasters and other catastrophic events could affect our partners’ ability to perform services for users on a timely basis. In the event any such partners’ information technology systems or service abilities are hindered by any of the events discussed above, our ability to provide services to hosts and guests may be impaired. Further, if a natural disaster or other catastrophic event occurs in a region from which we derive a significant portion of our revenue, users in that region may delay or forego use of our platform or other services, which may adversely impact our business, including potentially increasing our losses due to damaged vehicles in the region for which we may be deemed responsible. In addition, acts of terrorism, civil disorder, or military conflict could cause disruptions in our business or the business and activity of our partners, hosts, guests, or the economy as a whole. These disruptions may be more severe than in the case of natural disasters. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. To the extent that any of the above results in delays or reductions in marketplace availability, activities, or other services, our business, financial condition, and results of operations would be adversely affected.

Risks Related to Our Legal and Regulatory Environment

Our business is subject to substantial regulation and may be found to be subject to a multitude of potential additional legal and regulatory frameworks, including those related to insurance and taxation, that are constantly evolving, and any unfavorable changes or negative court interpretations of these regulations or frameworks, failure by us to comply, or incompatibility with these and other legal and regulatory requirements could have an adverse effect on our business.

We and our marketplace participants are subject to a wide variety of foreign and domestic laws and regulations. The application to our business of existing laws and regulations, such as those related to car rental or peer-to-peer car sharing, insurance, and taxes, can be unclear and continues to evolve, and there can be no assurances that such regulations, laws, and taxes will not be, or continue not to be, applicable to us, our hosts, or guests, or that the related consequences arising out of such regulations, laws, and taxes will not have a significant adverse effect on our business. It is possible that a regulatory body, court, or permitting body could find us responsible for the compliance obligations or failures not only of ourselves, but also those of our hosts or guests. We have in the past received communications from local governments and agencies regarding taxes and insurance or lawsuits or cease and desist demands from airports regarding permitting and fees and the application of other regulations and laws and how they believe they relate to our business or the business of our hosts.

For example, we have in the past been, and may continue to be, subject to lawsuits brought by, or on behalf of, government entities such as municipalities and/or airport authorities that regulate and/or operate airports, or by government officials such as city attorneys, county counsel, district attorneys, or state attorneys general. These government entities and officials have alleged that our hosts’ provision and guests’ use of delivery services on airport property, and our alleged enabling or advertising of those activities, violates various laws and regulations and otherwise gives rise to liability. Among other legal claims, these entities and officials have alleged violation of laws and regulations regarding commercial activity on airport property generally or car rental or other ground transportation services specifically, violation of laws governing unfair or deceptive competition or trade practices, trespass, aiding and abetting trespass, and unjust enrichment. These entities have sought monetary relief, such as penalties, fines, damages, restitution, and disgorgement, orders requiring us to obtain certain operating permits in connection with hosts’ and guests’ activities on airport property, and/or orders enjoining hosts’ and guests’ activities at airports and our alleged enabling or advertising of those activities.

For example, in June 2019, the Massachusetts Port Authority, or Massport, filed a complaint against us, and one or more of our hosts, in the Superior Court of the Commonwealth of Massachusetts alleging that our services at Boston Logan International Airport, or BOS, constitute a violation of state regulations prohibiting unauthorized commercial activity on airport property, trespass, aiding and abetting trespass, unjust enrichment, and violation of the Massachusetts Consumer Protection Law, as well as a claim seeking a declaratory judgment that we are operating an unauthorized car rental business at BOS and thereby trespassing and aiding and abetting host and guest trespasses. Massport seeks declaratory and injunctive relief, as well as damages. We filed counterclaims against Massport seeking declarations that we are immune from liability under the federal Communications Decency Act, that we are not a rental car company, that Massport’s proposed permitting charges violate the U.S. Constitution’s Dormant Commerce Clause and Equal Protection Clause and the Massachusetts Constitution’s Equal Protection Clause, and that Massport lacks legislative authority to assess these charges against us. In January 2020, the court entered a preliminary injunction against us, which took effect in April 2020. Following our interlocutory appeal, the Massachusetts Supreme Judicial Court ruled in April 2021 to affirm the entry of a preliminary injunction, although modifying the injunction’s scope. The case is ongoing in the Superior Court on remand. The parties have filed summary judgment motions and are pursuing discovery related to those motions. The parties will have an opportunity to file renewed summary judgment motions in November 2021, and the Superior Court will hear the motions in December 2021.

In addition, we are currently subject to similar litigation with respect to hosts’ provision and guests’ use of delivery services, and our alleged enabling or advertising of those activities, at San Francisco International Airport, or SFO, and Los Angeles International Airport, or LAX.

In January 2018, the People of the State of California, acting by and through the City Attorney of San Francisco, brought a lawsuit against us in the Superior Court of California for the County of San Francisco, alleging that hosts offer vehicles for delivery at SFO while we do not hold a rental car permit and alleging that we violate California’s Unfair Competition Law, or UCL. The plaintiffs seek injunctive relief and penalties of up to $2,500 per alleged violation, among other relief. We filed a cross-complaint against the City and County of San Francisco seeking declarations that we are not a rental car company and that the charges and conditions associated with SFO’s rental car permit cannot lawfully be imposed on us. We are also seeking injunctive relief, including precluding San Francisco from compelling us to apply for a rental car company permit. In April 2020, the Superior Court granted the plaintiffs’ motions for partial summary adjudication on certain of our cross-claims and affirmative defenses. Specifically, the Superior Court granted summary adjudication on our cross-claim for declaratory relief that it cannot be legally classified as a rental car company under California law, holding that we could lawfully be classified as a rental car company under relevant California statutory law because it is “in the business of renting passenger vehicles to the public.” The Superior Court nonetheless recognized that this cross-claim presented a novel, consequential question of statutory interpretation on which reasonable jurists could differ, and therefore certified the issue for interlocutory review under Code of Civil Procedure section 166.1. The Superior Court further held that SFO’s permitting charges are not unlawful taxes under Article XIII C of the California Constitution, reasoning that the challenged permitting charges are not taxes requiring voter approval under Proposition 26. Finally, the Superior Court held that SFO’s permitting charges, as applied to us, do not establish a Dormant Commerce Clause violation or an Equal Protection Clause violation under the U.S. or California Constitutions.

We filed a petition for writ of mandate in the California Court of Appeal, seeking interlocutory review on the issue of whether we can be classified as a rental car company within the meaning of relevant California statutory law. The Court of Appeal denied our petition. In June 2021, we filed a petition for review in the California Supreme Court, which remains pending.

In July 2018, we initiated a similar lawsuit against the City of Los Angeles in the United States District Court for the Central District of California, alleging that LAX’s purported requirement that we obtain a rental car company permit in order for hosts to deliver cars to LAX is unlawful and seeking declaratory and injunctive relief. Los Angeles filed counterclaims against us, and one or more of our hosts, alleging violations of municipal law and airport regulations prohibiting unauthorized commercial activity on airport property, trespass, aiding and abetting trespass, unjust enrichment, and violation of the UCL. Los Angeles seeks declaratory relief, a permanent injunction, damages, civil penalties of up to $2,500 for each violation under the UCL, and attorneys’ fees and costs, among other relief. In June 2020, the District Court entered a preliminary injunction against us, which took effect in August 2020. In March 2021, the United States Court of Appeals for the Ninth Circuit vacated the preliminary injunction and remanded the case back to the District Court, where the case is ongoing. The parties are engaged in discovery, and, among other case management dates, the District Court has ordered the parties to complete mediation by November 1, 2021, to file dispositive motions by November 9, 2021, and to begin trial on May 3, 2022.

We have also settled similar litigation in connection with user activities, and our alleged enabling or advertising of those activities, at Tampa International Airport and Nashville International Airport.

While we have sought appellate review of certain negative rulings in connection with these lawsuits, there is no guarantee that we will ultimately be successful or that additional avenues for appeal would be available or advisable. In addition to significant legal fees, litigation losses could result in significant monetary liabilities and orders that could prohibit hosts’ provision and guests’ use of delivery services on airport property and our enabling or advertising of those delivery services, or could otherwise hurt our value proposition for hosts and guests using airport delivery and pickup by requiring us to enter into an airport operating permit with unfavorable terms. Moreover, some of our highest revenue trips originate at airports. If airports or airport regulatory authorities continue to impose restrictions on hosts’ ability to provide delivery services at airports, including by requiring permitting or imposing fees, or otherwise burden, restrict, or limit hosts’ activities at airports, it may adversely affect hosts’ ability or desire to provide vehicle delivery at airports, which has and could continue to result in a reduction in trip bookings and adversely affect our business. Any requirements that force hosts to operate similarly or identically to rental car companies may also negatively impact our value proposition and harm our brand and reputation. If an airport or airport regulatory authority were to prohibit hosts’ operations at an airport entirely, or impose prohibitively onerous requirements on hosts, it could significantly disrupt our operations and adversely affect our business.

In addition, we will also be subject to new laws and regulations directly applicable to our activities. There have in the past been, there are currently, and there may in the future be many legislative proposals regarding issues that could impact our business before the United States Congress, various state legislative bodies, and various local, municipal, and foreign regulatory entities. Some of our competitors have engaged, and will likely continue to engage, or additional third parties may in the future engage, in various lobbying and political efforts to impose stricter laws and regulations on our business which, if enacted, could make compliance difficult, costly, and even impossible for us. It is not possible to predict whether or when such legislation or regulation may be adopted, and certain proposals, if adopted, could significantly harm our business, financial condition, and results of operations through limitations on how we operate our business and could decrease both host and guest usage of our platform. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen growth and usage of our platform. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry that we are helping to pioneer, such as the uncertain applicability of rental car laws to our industry, which we oppose and do not think is appropriate, but is lobbied for by entrenched incumbents in the industry we are disrupting and others such as taxing and airport authorities. If one or more regulatory agencies or court rulings determine that we are a rental car company, we, or our hosts, may be unwilling or unable to comply with the various rental car laws and regulations, which vary from state to state and locality to locality, which could harm our business, financial condition, and results of operations.

Our platform is accessible in markets around the world, each of which has its own legal, regulatory, insurance, and taxation requirements. Since we began our operations in 2010, there have been, and continue to be, regulatory developments that affect our ability to provide services and operate our business, including those related to the regulatory and legislative framework for peer-to-peer car sharing. For example, the laws of some states limit the protections afforded to car owners who engage in personal vehicle sharing, or may preclude guests who book vehicles through peer-to-peer car sharing platforms from using those vehicles in connection with commercial activity. It is uncertain if we, and/or any of our hosts in such states, are currently in compliance, or will in the future be in compliance, with such laws or what the consequences might be for lack of compliance.

If we and/or hosts are found to be in violation of any such laws, it could limit hosts’ ability to use our platform, restrict our growth, and have a negative impact on our brand and reputation. In addition, insurance laws in the State of New York currently prohibit the use of insurance policies like those we seek and have had issued to us in order to cover our hosts and guests without an explicit statutory exemption, which prevents us from operating the full scope of our business in the State of New York. Moreover, some states, airports, or municipalities may regard us and/or or some or all of our hosts as a car rental company, and therefore may require compliance with car rental regulations, fees, and/or taxes. These regulations may require a thorough permitting process, which may be further limited with a cap on the aggregate number of vehicles any one host can deliver to the airport, or may be withheld altogether. It is also unclear whether, or if, laws that prohibit rental car companies from using telematics or monitoring devices in certain circumstances would apply to our Turo Go service or to hosts who choose to install telematics or monitoring devices in their vehicles or who purchase vehicles that come standard with telematics or monitoring functionality. These and other similar developments could reduce the number of vehicles available on our platform, the number of pickup locations for vehicles booked on our platform, or otherwise harm the convenience or value proposition for guests who want to use peer-to-peer car sharing at airports, which could harm our business and results of operations. In addition, some states and foreign jurisdictions have not adopted any laws, rules, or regulations which govern peer-to-peer car sharing specifically and some foreign jurisdictions may outlaw it altogether. This uncertainty and fragmented regulatory environment create significant complexities for our business and operating model.

Further, each region in which we operate has different regulations with respect to licensing and other requirements for the provision of our services. If a governmental entity sought to apply applicable regulations in a manner that would limit or curtail our ability or willingness to provide our services in that particular region, there can be no assurance that we would be successful in defending against the application of these laws and regulations. Further, if we were required to comply with regulations and government requests that negatively impact our relations with hosts and guests, our business, operations, and financial results could be adversely impacted. As a result of regulations in certain markets, we are unable to make our service available in certain jurisdictions, which could adversely affect our business and financial results should we desire to enter those markets in the future.

Compliance with laws and regulations of different jurisdictions imposing different standards and requirements is burdensome, costly, and time-consuming. Our platform is accessed by hosts and guests in multiple states and foreign jurisdictions. Our business efficiencies and economies of scale depend on generally uniform treatment of our business model across all jurisdictions in which we operate. Compliance requirements that vary significantly from jurisdiction to jurisdiction, and from municipality to municipality, impose an added cost to our business and increased liability for compliance deficiencies. In addition, laws or regulations that could harm our business could be adopted, or reinterpreted in a manner that affects our activities, by the U.S. government, state, local, or municipal governments, airports, and regulatory agencies or by foreign governments or agencies, including but not limited to the regulation of personal and consumer information and financial or other licensing requirements. Violations or new interpretations of these laws or regulations may result in penalties, negatively impact our operations, and damage our reputation and business.

Further, our platform is subject to differing—and sometimes conflicting—laws, rules, and regulations in the numerous states and jurisdictions in which we operate. Some laws impose limitations on our hosts’ ability to grow their business on our platform or could impose liability on our hosts or us. In the United States, many state and local laws, rules, and regulations impose or seek to impose legal restrictions and other requirements on operating our business, including airport permitting, insurance, licensure, screening, and other requirements. For example, zoning laws or homeowner’s association restrictions and the like could impact the ability of hosts to operate from, or park their vehicles in, desirable locations such as at or near their homes. If such affected hosts are unwilling or unable to comply with such zoning laws, we may fail to attract or retain hosts on our platform. In addition, because global laws and regulations continue to develop and evolve rapidly, it is possible that we and our hosts may not be, or may not have been, compliant with each such applicable law or regulation.

In addition, new, changed, modified, or newly interpreted or applied tax laws, statutes, rules, regulations, ordinances, or permitting fees could increase our hosts’ and our compliance, operating, and other costs, which could deter hosts from listing their vehicles on our platform and negatively affect our available network of vehicles or may make the pricing of trips less attractive to our guests who might choose other forms of transportation options available to them. Also, laws and regulations that may not be directly applicable to us, but would directly apply to hosts, may still result in potential costs and liabilities to us. Any or all of these events could adversely impact our business and financial performance.

Moreover, we are subject to regulations and laws specifically governing the internet, e-commerce, and electronic devices. These regulations and laws may cover taxation, privacy, data protection, pricing, accessibility, user generated content, copyrights, distribution, mobile communications, location services, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, unencumbered internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership and libel apply to the internet, e-commerce, digital content, and web services. Jurisdictions may regulate peer-to-peer or consumer-to-consumer online businesses, including certain aspects of our platform. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Laws, regulations, and orders enacted in response to the COVID-19 pandemic may also affect our business in ways that we did not anticipate, and existing laws and regulations may be interpreted and enforced differently than they have in the past in response to the COVID-19 pandemic. These laws may change rapidly, and compliance may be costly to us. For example, the shelter-in-place orders or similar measures enacted in many jurisdictions as a result of the COVID-19 pandemic may result in a loss of productivity of our workforce and our ability to effectively market to new hosts and guests, among other things.

We are subject to stringent and changing laws, regulations, and standards, and contractual obligations related to privacy and data security. The actual or perceived failure to comply with applicable data protection, privacy, and security laws, regulations, standards, and other requirements could adversely affect our business, results of operations, and financial condition.

We are subject to numerous foreign and domestic laws, regulations, and standards regarding privacy and data security that govern the personal information and other data we may collect, store, use, or process. The regulatory framework for privacy issues is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many government bodies and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use, storage, destruction, disclosure, and other processing of personal information, including personal data breach notification requirements. We are also required to comply with laws, rules, and regulations relating to data security. Interpretation of these laws, rules and regulations in applicable jurisdictions is subject to change and cannot be fully determined at this time.

Privacy has become a significant issue in the United States. For example, on June 28, 2018, California adopted the California Consumer Privacy Act of 2018, or CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations and contains a private right of action for data breaches that is expected to increase litigation involving misuse of personal information of California residents. The CCPA may increase our compliance costs and potential liability. In addition, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, which amends the CCPA and goes into effect on January 1, 2023. The CPRA is expected to, among other things, give California residents the additional ability to limit the use of their personal information, further restrict the use of cross-contextual or behavioral advertising, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA’s private right of action, provide for increased penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the new law. Some observers have noted that the CCPA/CPRA could mark the beginning of a trend of states adopting more stringent privacy laws in the United States, which could further increase our compliance costs, potential liability, and adversely affect our business. Other states have enacted or proposed data privacy laws: for example, Virginia recently passed the Consumer Data Protection Act, and Colorado recently passed the Colorado Privacy Act, both of which differ from the CPRA and will go into effect in 2023. As we expand our operations, these and similar laws may increase our compliance costs and potential liability. We are currently working to meet System and Organization Controls 2® (SOC2) standards but have not fully satisfied its requirements.

The global data protection landscape is also rapidly evolving, and we expect there will continue to be new and proposed laws, regulations, and industry standards concerning privacy, data protection, and information security. We cannot yet determine the impact that such future laws, regulations, and standards may have on our business. For example, in May 2018, the General Data Protection Regulation, or GDPR, went into effect in the European Union. The GDPR imposes stringent data protection requirements and to date, has increased compliance burdens on us, including by mandating burdensome documentation requirements and granting certain rights to individuals to control how we collect, use, disclose, retain, and process their personal data. The GDPR also provides for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including fines of up to €20 million or 4% of global annual revenue of any noncompliant company for the preceding financial year, whichever is greater.

European data protection laws, including the GDPR, also generally prohibit the transfer of personal information from Europe to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. The Court of Justice of the European Union, or CJEU, recently raised questions about whether the European Commission’s Standard Contractual Clauses, or SCCs, one of the primary mechanisms used by U.S. companies to import personal information from Europe, complies with the GDPR. While the CJEU upheld the validity of SCCs, the CJEU ruled that the underlying data transfers must be assessed on a case-by-case basis by the data controller to determine whether the personal information will be adequately protected. Additionally, the European Commission recently adopted new SCCs that will replace the SCCs adopted under the Data Protection Directive. This means we will need to update our contracts that involve the transfer of personal data outside of the European Economic Area, or EEA, to the new SCCs. As supervisory authorities issue further guidance on personal data export mechanisms, including on the new SCCs, and/or start taking enforcement action, our compliance costs could increase, we may be subject to complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, this could negatively impact our business.

Further, the United Kingdom’s decision to leave the European Union, often referred to as Brexit, has created uncertainty about the regulation of data protection in the United Kingdom, including with respect to whether laws or regulations will apply to us consistent with the GDPR in the future and how data transfers to and from the United Kingdom will be regulated. Following December 31, 2020, and the expiry of transitional arrangements between the United Kingdom and European Union, the data protection obligations of the GDPR continue to apply to U.K.-related processing of personal data in substantially unvaried form under the so-called “U.K. GDPR” (i.e., the GDPR as it continues to form part of U.K. law by virtue of section 3 of the EU (Withdrawal) Act 2018, as amended). However, going forward, there is increasing risk for divergence in application, interpretation, and enforcement of the data protection laws as between the United Kingdom and EEA. Further, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains uncertain, including with respect to regulation of data transfers between EU member states and the United Kingdom. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of United Kingdom immigration control) of personal data from the EEA to the United Kingdom to continue without restriction for a period of four years ending June 27, 2025. After that period, the adequacy decision may be renewed, but only if the United Kingdom continues to ensure an adequate level of data protection. During these four years, the European Commission will continue to monitor the legal situation in the United Kingdom and could intervene at any point if the United Kingdom deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the United Kingdom will require a valid “transfer mechanism,” and we may be required to implement new processes and put new agreements in place, such as SCCs, to enable transfers of personal data from the EEA to the United Kingdom to continue.

In addition, EU laws (and member states’ implementations of them) also regulate the processing of personal data and the protection of privacy in the context of electronic communications. These rules are currently under review, and the EU Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, is likely to be adopted in the near future and would replace the existing Privacy and Electronic Communications Directive 2002/58/EC on Privacy and Electronic Communications, otherwise known as ePrivacy Directive. The ePrivacy Regulation would impose new obligations regarding the collection and use of data in the context of electronic communications, particularly with respect to online tracking technologies and direct marketing.

We expect that there will continue to be new or amended laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various foreign jurisdictions in which we operate. For example, in Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches. In addition, Canada’s Anti-Spam Legislation, or CASL, prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with PIPEDA, CASL, or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards. For example, penalties for non-compliance with CASL are up to CAD $10 million per violation.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous, costly, and time-intensive process, and we may be required to put in place additional mechanisms or change or reduce our services or activities to ensure compliance with the new data protection rules. Any failure or perceived failure by us or third parties working on our behalf to comply with applicable laws and regulations, any privacy and data security obligations pursuant to contract, our stated privacy or security policies, or obligations to hosts, guests, or other third parties may result in governmental enforcement actions (including fines, penalties, judgments, settlements, imprisonment of company officials, and public censure), civil claims, litigation, damage to our brand and reputation, and loss of goodwill (in relation to both existing and prospective hosts and guests), any of which could have a material and adverse effect on our business, results of operations, and financial condition.

The U.S. Congress and other legislative and regulatory authorities in the United States and internationally have considered, and will likely continue to consider, numerous measures related to climate change and greenhouse gas emissions. Should rules establishing limitations on greenhouse gas emissions become effective, demand for our services could decline, and our business could be adversely affected.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past been, and may in the future become, involved in private actions, collective actions, investigations, and various other legal proceedings by hosts, guests, third parties involved in accidents with cars listed on our platform, suppliers, competitors, government agencies, airports, or others. Our automobile liability insurance providers arrange for the legal representation of us, hosts, guests, and authorized additional drivers for accidents that occur during a trip booked on our platform. Sometimes, non-approved drivers are named as defendants, in which case no defense or indemnification is available, or we and our community are named as defendants in cases where there was no authorized trip. While there has never been a settlement or judgment against us, or, to the best of our knowledge, our hosts, above our policy limits, it is possible there could be such a result in the future, in which case, we or the applicable host may be required to bear the excess costs, which could adversely affect our financial condition and results of operations.

In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving hosts, guests, or additional drivers using or who have used services offered on our platform, as well as from third parties. We are currently named as a defendant in a number of matters related to automobile accidents or other incidents involving guests, hosts, and additional drivers on our platform, other passengers, and third parties. In many of these matters, we believe we have meritorious defenses, dispute the allegations of wrongdoing, and intend to defend ourselves vigorously. We do not believe that any individual legal proceeding of this type that is currently pending or threatened legal proceeding that has arisen from these accidents or incidents is likely to have a material impact on our business, financial condition, or results of operations; however, results of litigation and claims are inherently unpredictable and legal proceedings related to such accidents or incidents, in the aggregate, could have a material impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.

We are also currently subject to ongoing purported class action lawsuits regarding local consumer protection laws in Montreal and domestic litigation involving consumers who purchased a protection plan.

In November 2016, a putative class action was filed against us in the State of California on behalf of consumers who purchased a protection plan. The court has repeatedly dismissed the case in our favor, while also giving the plaintiffs leave to amend. Plaintiffs filed a renewed motion to certify a class of California consumers in February 2021, and we filed our opposition to that motion in March 2021. The court has not yet ruled on that motion.

In November 2019, a putative class action was filed against us in the Superior Court, Quebec, District of Montreal, alleging violations of local consumer protection laws. The complaint seeks injunctive relief and damages on behalf of the purported class. The parties have agreed to a class-wide settlement agreement and are preparing to seek court approval of the settlement.

In September 2020, two individuals filed a putative class action on behalf of all consumers in the State of Washington who purchased a protection plan. In October 2020, the complaint was amended to drop one of the two plaintiffs. The remaining plaintiff alleges that we acted as an insurer in Washington without authorization and seeks damages under Washington’s Consumer Protection Act and the Uniform Declaratory Judgment Act. We had removed the case from state court to federal court. We have also moved to dismiss the complaint and/or to compel arbitration. In July 2021, the court ruled that lead plaintiff Helen Cattaneo lacks Article III standing to assert her claims against us in federal court and remanded the case back to King County Superior Court for further proceedings.

The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time, and divert significant resources. If any of these legal proceedings are determined adversely to us, or we enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition, and results of operations. In addition, regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit and debit cards. As we offer new payment options to hosts and guests, we may be subject to additional regulations, compliance requirements, and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability.

We rely on third-party payment processors to process payments, refunds, and reimbursements made generally by guests and payments made to hosts. Under our commercial agreements with these third parties, they may terminate the relationships with us. If one of these third parties terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we could incur substantial delays and expense in finding and integrating an alternative payment service provider to process payments from hosts and guests, and the quality and reliability of any such alternative payment service provider may not be comparable. Further, the software and services provided by these third parties may not meet our expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Additionally, payment processing software is complex and involves automated processes implemented by us and third parties that we engage that can be misinterpreted or susceptible to errors. These risks have caused us, and may in the future cause us, to lose our ability to accept and account for online payments or other payment transactions, make timely payments to hosts, or result in over- or underpayments to hosts, any of which could disrupt our business for an extended period of time, make our platform less convenient and attractive to users, expose user information to unauthorized disclosures and abuse, and adversely affect our ability to attract and retain hosts and guests, or materially adversely affect our business, financial condition, ability to forecast accurately, and results of operations.

If we are unable to maintain our chargeback or refund rates at levels that credit and debit card issuers and payment processors deem acceptable, these entities may increase fees for chargeback transactions or for many or all categories of transactions, may increase the rates of declining transactions, or they may terminate their relationship with us. Any increases in fees could adversely affect our operating results, particularly if we elect not to raise the prices for transactions on our platform to offset the increase. The termination of our ability to process payments on any major credit or debit card or through certain online payment service providers or payment processors could significantly impair our ability to operate our business.

We may also be subject to or voluntarily comply with a number of other laws and regulations relating to money laundering, money transmission, international money transfers, privacy and information security, and electronic fund transfers. If we are found to be in violation of such applicable laws or regulations, we could be subject to civil and criminal penalties or forced to cease our payments processing services or otherwise make changes to our business practices.

Loss or material modification of our credit or debit card acceptance privileges would have an adverse effect on our business, revenue, and results of operations.

Substantially all of our transactions are paid for by credit or debit card, or collectively, payment cards, because it simplifies and expedites the payment process and is typically a secure form of payment. The loss of our payment card acceptance privileges would significantly limit the number of reservations accepted and materially adversely affect our business, financial condition, and results of operations.

The card networks, such as Visa, MasterCard, and American Express, have adopted rules and regulations that apply to all merchants who process and accept payment cards, including the Payment Card Industry Data Security Standard, or PCI DSS. While we are not required to be PCI DSS compliant because we do not keep full credit card information for our guests, we engage with a third party to assess our compliance with the PCI DSS on a periodic basis and make necessary improvements to our internal controls. If we fail to comply with the rules and regulations adopted by the card networks that are applicable to us, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments or facilitate other types of online payments, and our business, financial condition, and results of operations could be adversely affected. Such failure to comply may subject us to fines, penalties, damages, and civil liability and could eventually prevent us from processing or accepting payment cards. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the card networks that are applicable to us, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss, or misuse of the payment card data of hosts or guests. These types of illegal activities may increase in the event of a macroeconomic downturn, such as the downturn resulting from the COVID-19 pandemic, as bad actors may seek to take increasing advantage of us, hosts, or guests. The loss of payment card acceptance privileges, or the significant modification of the terms under which we obtain payment card acceptance privileges, would have an adverse effect on our business, revenue, and operating results.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and economic sanctions laws and regulations, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, U.S. domestic bribery laws, the U.K. Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act, and other anti-bribery and anti-corruption laws in the United States and other countries in which we conduct activities. Anti-bribery and anti-corruption laws are interpreted broadly and generally prohibit companies, their employees, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector for the purpose of obtaining or retaining business. We may in the future have operations in and deal with countries that pose a high-risk of corruption. As we expand our operations and business internationally, we may engage with business partners and third-party intermediaries to promote our services and to obtain any necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have taken certain precautions and continue to enhance our policies and procedures relating to anti-bribery and anti-corruption compliance, our employees and agents may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Violations of anti-corruption laws may result in severe criminal or civil sanctions, prosecution, enforcement actions, fines, damages, reputational harm, adverse media coverage, and suspension or debarment from contracting with certain persons, which could adversely affect our business, financial condition, and results of operations.

We are also subject to economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and governmental authorities in other countries in which we conduct activities. Such regulations prohibit the provision of most products and services to embargoed jurisdictions and sanctioned parties without the required governmental authorizations. Changes in our services or future changes in sanctions regulations may create delays in the introduction of our services in international markets or, in some cases, prevent the provision of our services to certain countries, governments, or persons altogether. Any change in economic sanctions or related legislation or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our services by, or in our decreased ability to provide our services to, existing or potential end-customers worldwide. We have taken certain precautions to reduce the risk of our services from being provided in violation of sanctions laws and are in the process of evaluating our policies and procedures in order to make further improvements to our sanctions compliance program. As we grow and expand, both domestically and internationally, and as our risk profile increases, we may need to update or enhance our sanctions compliance policies and procedures. Violations of sanctions regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.

Risks Related to Insurance

The insurance coverage and other elements of protection plans afforded to hosts and guests may be inadequate, which could adversely affect our business, results of operations, and financial condition.

In order to offset our potential losses related to vehicular accidents and to give hosts and guests peace-of-mind to use our platform, protection plans are available to hosts and guests through our platform. The protection plans contain insurance and non-insurance elements (such as physical damage reimbursement for damage or loss of a host’s vehicle in the United States). In the United States, third-party automobile liability insurance is provided to Turo by Liberty Surplus Insurance Corporation (a Liberty Mutual Group company). In Canada, insurance is provided by Intact Financial Corporation, or one or more of its subsidiaries, for the provinces of Alberta, Nova Scotia, Ontario, and Quebec and Insurance Corporation of British Columbia for the province of British Columbia. In the United Kingdom, insurance is provided by Allianz Insurance plc, via our broker Aon UK Ltd. Both Aon and Allianz are authorized and regulated by the Financial Conduct Authority. In all other countries with vehicle listings, insurance, and damage protection, if any, are offered exclusively by the commercial vendor. These insurance providers have in the past, and may in the future, impose restrictions on coverage, including with respect to makes and models of vehicles or the age of guests, which has resulted, and may in the future result, in us refusing certain vehicle listings or trip bookings, which may adversely affect our business, financial condition, and results of operations.

This insurance may not provide coverage for certain types of claims, including those relating to contagious diseases such as COVID-19, under- or uninsured coverage, or medical payments or first-party payments for injuries to guests and their passengers, defective host vehicles and certain other claims, including vehicle accidents involving unauthorized drivers or guests who were visibly intoxicated during pickup, or criminal activity conducted with vehicles booked on our platform. In addition, it is difficult to predict the cost of damage that may be sustained in any vehicle accidents or other situations that are covered by the protection plans, including any trends with respect to riskier driving and increased damages claims. As a result of any of these factors, the insurance we maintain, the funds we anticipate having to expend for physical damage reimbursement, and the financial exposure limitation available to our hosts and guests may be insufficient to fully cover the costs associated with accidents or vehicle damage. Hosts’ personal existing insurance coverage is not generally expected to cover damage from guests booking their vehicles on our platform. Hosts may fail to appreciate the differences between their personal insurance coverage and the protection plans afforded through our platform. Guests may fail to appreciate the differences between their personal insurance coverage and the protection plans afforded through our platform. Guests may also fail to understand whether their personal automobile insurance, or policies of insurance offered by credit card providers, would cover them in the event of an accident or physical damage during a peer-to-peer car sharing reservation, even if those policies might otherwise cover them during a rental car reservation. If hosts or guests are not satisfied with their protection plans or their experience with the physical damage process for reimbursement for hosts or financial exposure limitation for guests, or if our competitors offer better protection plans, hosts may not list their vehicles on our platform or may fail to maintain their existing listings, or guests may choose other alternatives, which would adversely affect our business, results of operations, and financial condition.

In all cases, the liability insurance provided by our insurance providers for peer-to-peer car sharing trips is not available to hosts, vehicles, guests, or third parties where the host is a commercial vendor who declines a protection plan in the United States or internationally, or where no such protection plan is available in a given jurisdiction. We do not control the business operations, insurance, or protection plans of such commercial vendors, or those who purport to be commercial vendors, and they may fail to provide adequate coverage, or required insurance for their vehicles or their guests, or may otherwise provide experiences that are more cumbersome or onerous to guests, any of which could have a negative impact on our brand, our ability to retain guests, and may create additional liability for us in the event that regulators determine that we are responsible for the business practices of the commercial vendors.

We rely on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks, including automobile liability, employment practices liability, workers’ compensation, cybersecurity and data breaches, crime, directors’ and officers’ liability, and general business liability. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services, and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. In addition, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.

Insurance providers have increased premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to increase our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, or the number of claims significantly exceeds our historical experience or coverage limits, we experience claims in excess of our coverage limits, our insurance providers fail to pay on our insurance claims, we experience claims for which coverage is not provided, or the number of claims under our deductibles or self-insured retentions differs from historical averages.

Insurance claims reserves and accruals may be inadequate and could adversely affect our business, results of operations, and financial condition.

Insurance claim costs cannot be fully predicted, and reserves for expected costs within our deductible retention or under our contractual reimbursement contracts as part of a protection plan may be inadequate for losses. Claims frequency may change, the severity of the claims may be different than expected, and changes in our ability to collect amounts due from guests or insurance companies via subrogation may lead to adverse development of claim reserves or shortfalls in accrued amounts, any of which could adversely affect our business, results of operations, and financial condition.

We are subject to laws and regulations relating to insurance, and we may become involved in challenges by or disputes with insurance regulators.

Our wholly owned subsidiary, Turo Insurance Agency, LLC, or TIA, is a licensed insurance producer, resident in Arizona. TIA is also licensed as a non-resident insurance producer, sometimes referred to as a broker, in Arkansas, California, Connecticut, Delaware, District of Columbia, Hawaii, Idaho, Indiana, Maine, Maryland, Minnesota, Montana, New Jersey, North Carolina, Oklahoma, Oregon, Rhode Island, Utah, Washington, and Wyoming, and as such is subject to the laws and regulations of each of those states. Insurance regulators have broad authority to restrict or revoke licenses of insurance producers who are found to be in violation of any applicable laws and regulations, and any such restriction or revocation may have an adverse effect on our business in the affected state, which could adversely affect our results of operations and financial condition. In addition, insurance regulators in different states have in the past, and may in the future, reject our, or TIA’s, position regarding which aspects of the protection plans are insurance or not, whether we, or TIA, need to be licensed to adjust claims, or whether a producer’s license is, or is not, necessary in connection with the insurance that is included for all hosts and their guests. Different regulations exist in each jurisdiction involving providing insurance, adjusting claims, and/or producing or brokering insurance, each of which has its own set of regulations, which may result in a complicated patchwork of requirements in the various states and foreign jurisdictions in which trips take place. From time to time, we may become involved in challenges by, or disputes with, insurance regulators. For example, insurance regulators in Maryland, New York, Washington, and Hawaii have instituted various enforcement actions and administrative proceedings against us. In December 2018, we entered into a consent order with the Maryland Insurance Administration as a final resolution to an investigation initiated in 2017. Under the consent order, we maintained that we had not violated any law, but agreed to form TIA and agreed to pay an administrative penalty. In 2014, we entered into a consent order with the New York Department of Financial Services, or NYDFS, following an investigation that was made public in March 2013. NYDFS concluded that making insurance available through our platform was a violation of New York law and we were adjusting claims without a license. Under the consent order, we agreed to pay a civil penalty and to suspend our business operations in the State of New York until we received NYDFS’ prior approval. In October 2020, NYDFS determined via duly signed letter that our commercial vendor program is not inconsistent with New York law, allowing for commercial vendors in New York to list on our platform, which began in June 2021. In April 2021, following an investigation by the Washington State Office of the Insurance Commissioner, we entered into a consent order levying a fine (OIC Order No. 20-0664) and requiring producer licensure and certain business practice changes. In November 2014, the Hawaii Insurance Division, or the Division, issued a notice of intent to impose fines and cease and desist against us. We and the Division reached a settlement in the matter. Under the settlement agreement, we maintained that we had not violated any law, but agreed that we or our affiliate will seek a license as a surplus lines producer in the State of Hawaii and agreed to pay an administrative penalty.

In addition, to the extent any of our employees sell, solicit, or negotiate insurance, they must be licensed insurance producers, and must fulfill annual continuing education requirements. In certain states in which we operate, insurance claims adjusters may also be required to be licensed and fulfill annual continuing education requirements. If we are not able to comply with applicable requirements, our business may be harmed.

In the future we may need to change the structure of our protection plans for insurance regulatory reasons. For instance, the State of Washington has required us to have a policy of insurance backing the physical damage component of the protection plan. Departments of Insurance in other states have examined this issue and determined a policy of insurance is not required to back the physical damage component of the protection plan.

The McCarran-Ferguson Act of 1945 clarified that states regulate insurance. As a result, each state has its own body of law and regulatory authority with respect to insurance. These rules are subject to change as state legislatures and regulatory agencies update their laws and regulations to address real and perceived issues and concerns. These laws and regulations are also subject to interpretation by courts. Insurance regulatory authorities have broad administrative powers to regulate all aspects of what may be deemed the offering of insurance, including the power to levy fines and monetary penalties, and restrict or revoke licenses for those found to be in violation of applicable laws and regulations. We cannot predict precisely whether or when regulatory inquiries or actions may be taken that could adversely affect us. Interpretations of regulations by regulators may change and statutes, regulations, and interpretations may be applied with retroactive effect. The National Association of Insurance Commissioners and the National Council of Insurance Legislators are the principal organizations tasked with establishing standards and best practices across the various states, the District of Columbia, and five U.S. territories, and from time to time promulgate model rules and regulations that often are the basis for insurance rules and regulations adopted by such jurisdictions. We cannot predict precisely whether or when regulatory actions may be taken that could adversely affect us or the operations of our regulated insurance subsidiary. Interpretations of regulations by regulators may change, and statutes, regulations, and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.

Further, under the Statutory Conditions of a Canadian automobile insurance policy, hosts are required to disclose to their personal insurance providers that they are using their vehicle(s) for peer-to-peer car sharing, and if they fail to make such disclosure, their insurance provider may cancel the policy for misrepresentation. A policy cancellation under this circumstance may place hosts in a high-risk category and complicate securing further insurance. While our platform discloses this requirement to hosts in Canada, we cannot be sure that all hosts in Canada are in compliance with this Statutory Condition, and any failure to comply with it or other similar requirements in other jurisdictions in which we may do business in the future may result in negative effects for our hosts, which could cause harm to our brand, reputation, and business.

If we are not able to maintain our relationship with our insurance providers around the world, our business and results of operations may be adversely affected.

The third-party insurance providers that provide insurance coverage to us and hosts and guests do not have an obligation to renew their agreements with us on commercially reasonable terms, or at all. Most of our insurance policies are for one-year terms. We may not be able to renew our agreements on the same or better terms. If we are unable to renew our current agreements on commercially reasonable terms or if any of our agreements are prematurely terminated, the cost of insurance coverage may increase substantially and coverage options available to hosts or guests may decrease substantially or be eliminated entirely, which could adversely affect our ability to attract and retain hosts and guests, or operate the business at all in the relevant jurisdiction. Moreover, if our insurance providers were to increase the cost of their services, we may have to increase the costs of our services for hosts and guests, which may make our services less attractive to our existing or potential hosts and guests. Any increase in costs for services for hosts or guests may only partially offset the total cost of such increases to us, which could adversely affect our results of operations.

Risks Related to Taxes

We could be required to collect additional sales taxes or be subject to other indirect tax liabilities in various jurisdictions which could adversely affect our results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipt tax, to our business is a complex and evolving issue. Many of the statutes and regulations that impose these taxes were established before the adoption and growth of the internet and e-commerce. Significant judgment is required to evaluate applicable tax obligations, and, as a result, amounts recorded could be subject to adjustments. A number of jurisdictions have proposed or implemented new tax laws or interpreted the applicability of existing laws to businesses like ours. Laws and regulations relating to taxes as applied to our platform, and to our hosts and guests, vary greatly among jurisdictions, and it is difficult or impossible to predict how such laws and regulations will be applied. States, localities, the U.S. federal government, or other countries and local jurisdictions may seek to impose additional reporting, recordkeeping, and/or indirect tax collection obligations on marketplaces. Most U.S. state jurisdictions have enacted laws requiring online marketplaces to collect and remit sales taxes on sales by their third-party sellers. New legislation could require us to incur substantial costs, including costs associated with tax calculation, collection, and remittance, and audit requirements, and could adversely affect our business and results of operations. We may also be subject to additional tax liabilities and related interest and penalties due to changes in indirect and non-income based taxes resulting from changes in federal, state, local, or international tax laws, changes in taxing jurisdictions and administrative interpretations, decisions, policies, and positions, results of tax examinations, settlements, or judicial decisions, changes in accounting principles and changes to the business operations, as well as evaluation of new information that results in a change to a tax position taken in prior periods. Further, the U.S. Supreme Court held in South Dakota vs. Wayfair that a U.S. state may require an online retailer to collect sales tax imposed by the state for online sales, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, and additional administrative expenses, which could seriously harm our business. We are under audit by various state tax authorities with regard to indirect tax matters primarily arising from disputes about the tax treatment of transactions performed between hosts and guests on our platform. We establish reserves for indirect tax matters when we determine that the likelihood of a loss is probable, and the loss is reasonably estimable. Accordingly, we have established a reserve for potential issues related to indirect taxes in the amount of $5.5 million as of December 31, 2020, which represents our management’s best estimates of our potential liability and includes potential interest and penalties totaling $1.0 million for the year ended December 31, 2020. However, upon examination or audit, such reserves may be insufficient, and our financial condition could be harmed.

New or revised taxes would likely increase the price paid by guests, the cost of doing business for our hosts, discourage hosts and guests from using our platform, and lead to a decline in revenue, and materially adversely affect our business, results of operations, and financial condition. If we are required to disclose personal data pursuant to demands from government agencies for tax reporting purposes, our hosts, guests, and regulators could perceive such disclosure as a failure by us to comply with privacy and data protection policies, notices, and laws and commence proceedings or actions against us. If we do not provide the requested information to government agencies due to a disagreement on the interpretation of the law, we are likely to face enforcement action, engage in litigation, face increased regulatory scrutiny, and experience an adverse impact in our relationships with governments. Any of these events could adversely affect our brand, reputation, business, results of operations, and financial condition.

In addition, various states and other local jurisdictions assess car rental taxes on transactions that are deemed to be car rental transactions. We do not believe we are a car rental company, nor do we believe that current marketplace facilitator laws generally establish an obligation on us to collect and remit these taxes. Accordingly, we do not bill or collect these taxes and have only recorded minimal related reserves. We intend to maintain and defend this position vigorously, but there is no guarantee that an adverse outcome, should these transactions be challenged, would not have a material impact on our financial position, cash flows, and results of operations.

We devote significant resources, including management time, to the application and interpretation of laws and working with various jurisdictions to clarify whether taxes are applicable and the amount of taxes that apply. The application of indirect taxes to our hosts, guests, and our platform significantly increases our operational expenses as we build the infrastructure and tools to capture data and to report, collect, and remit taxes. Even if we are able to build the required infrastructure and tools, we may not be able to complete them in a timely fashion, in particular given the speed at which regulations and their interpretations can change, which could harm our relationship with governments and our reputation, and result in enforcement actions and litigation. The lack of uniformity in the laws and regulations relating to indirect taxes as applied to our platform and to our hosts and guests further increases the operational and financial complexity of our systems and processes, and introduces potential for errors or incorrect tax calculations, all of which are costly to our business and results of operations. Certain regulations may be so complex as to make it infeasible for us to be fully compliant. As our business operations expand or change, including as a result of introducing new or enhanced offerings, tiers or features, or due to acquisitions, the application of indirect taxes to our business and to our hosts and guests will further change and evolve, and could further increase our liability for taxes, discourage hosts and guests from using our platform, and materially adversely affect our business, results of operations, and financial condition.

Our ability to use our net operating loss, or NOL, carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had federal and state NOL carryforwards of approximately $290.5 million and $167.8 million, respectively. Of the $290.5 million of federal NOLs, $181.9 million may be carried forward indefinitely but are limited to 80% of taxable income. However, the CARES Act retroactively suspends the 80% limitation for tax years beginning before January 1, 2021. If not utilized, our remaining carryforward losses will expire in various amounts for federal and state tax purposes both beginning in 2030. In addition, as of December 31, 2020, we had federal and state research and development, or R&D, tax credits of approximately $1.1 million and $1.4 million, respectively, available to offset our future taxable income, if any. If not utilized, the federal R&D tax credits will begin to expire in 2036. California state R&D tax credits may be carried forward indefinitely.

It is uncertain how various states will respond to the legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, and the CARES Act. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California imposed limits on the usability of California state net operating losses and certain tax credits in tax years beginning on or after January 1, 2020 and before January 1, 2023.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards, R&D credits, and other tax attributes to offset its post-change income or taxes may be limited. The completion of this offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change pursuant to Section 382 of the Code. We may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our NOL carryforwards or R&D credits is materially limited, it would harm our future results of operations by effectively increasing our future tax obligations. We have recorded a valuation allowance against our U.S. deferred tax assets, which includes NOL carryforwards and R&D tax credits.

Changes in global tax laws could increase our worldwide tax rate and could have an adverse effect on our business, cash flow, results of operations, or financial conditions.

We are subject to income taxes in the United States, Canada, and the United Kingdom. Our effective tax rate could be adversely affected due to several factors, including but not limited to:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory rates;

•	changes in the U.S. or foreign tax laws, tax treaties, and regulations or the interpretations of them, including the Tax Act, as modified by the CARES Act;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations.

In addition, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act, or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net operating losses, and other deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets and could increase our future U.S. tax expense.

Risks Related to Our Information Technology and Intellectual Property

Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and results of operations or the effectiveness of internal controls over financial reporting.

We rely on various information technology systems, owned by us and third parties, to manage our operations. Over the last several years, we have been and continue to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. For example, over the next several years, we plan to implement a new enterprise resource planning system across the company. These activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including impairment of our ability to fulfill trip bookings, maintain books and records, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new or upgraded systems or of integrating new or upgraded systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new or upgraded technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

Breaches and other types of security incidents of our networks or systems, or those of our third-party service providers, could negatively impact our ability to conduct our business, our brand and reputation, and our ability to retain existing hosts and guests and attract new hosts and guests, and may cause us to incur significant liabilities and adversely affect our business, results of operations, financial condition, and future prospects.

In the regular course of our business, we collect, use, store, transmit, and process data and information about hosts, guests, employees, and others, some of which may be sensitive, personal, or confidential. Any actual or perceived unauthorized access to or use of such data and information, or breach of our security measures or those of our third-party service providers could adversely affect our business, operations, and future prospects. If a third party or employee circumvents any security measures or those of our third-party service providers, they may access, misappropriate, delete, alter, publish, or modify this information, which could cause interruptions in our business and operations, fraud or loss to third parties, regulatory enforcement actions, litigation, indemnity obligations, competitive harm, and other possible liabilities, as well as negative publicity. Widespread negative publicity may also result from real, threatened, or perceived security compromises (or lack of adequate security measures) our industry, competitors, hosts, and guests. Concerns regarding privacy and data security could cause some hosts and guests to stop using our services, and for employees to be less satisfied with their employment with us and potentially leave the company or institute claims against us. This discontinuance in use and the potential failure to acquire new hosts and guests, or personnel issues could substantially harm our business, results of operations, financial condition, and future prospects.

Our internal computer systems, cloud-based computing services, and those of our current and any future third-party service providers are vulnerable to interruption and intrusion. Cyberattacks and other malicious internet-based activity, such as insider threats, computer malware, hacking, and phishing attempts continue to increase. In addition to traditional computer “hackers” who may use malicious code (such as viruses, worms, and ransomware), social engineering, cyber extortion, and personnel theft or misuse, sophisticated nation-state and nation-state supported actors engage in similar attacks (including advanced persistent threat intrusions). We may also be the subject of denial of service attacks, server malfunction, software or hardware failures, loss of data or other computer assets, adware, or other similar issues. While we have security measures in place to protect customer information and prevent data loss, service interruption, and other security breaches, we cannot guarantee that our, or our third-party service providers’ security measures will be sufficient to protect against unauthorized access to, or other compromise of, personal information, confidential information, or proprietary information or of disruptions or damage to our systems. The techniques used to sabotage or to obtain unauthorized access to our platform, systems, networks, and/or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to anticipate such techniques or implement adequate preventative measures or stop security breaches that may arise from such techniques. As a result, our safeguards and preventive measures may not be adequate to prevent current or future cyberattacks and security incidents, including security breaches that may remain undetected for extended periods of time, which can substantially increase the potential for a material and adverse impact resulting from the breach.

We are required to comply with laws, rules, industry standards, and regulations that require us to maintain the security of personal information. We may also have contractual and other legal obligations to notify relevant stakeholders of security breaches. Failure to prevent or mitigate cyberattacks could result in unauthorized access to such data, including personal information. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain partners may require us to notify them in the event of a security breach. Such disclosures are and could be costly, could lead to negative publicity, may cause hosts and guests to lose confidence in the effectiveness of our security measures and not use our services, and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. In addition, the costs to respond to a cybersecurity event or to mitigate any identified security vulnerabilities could be significant, including costs for remediating the effects of such an event, paying a ransom, restoring data from backups, and conducting data analysis to determine what data may have been affected by the breach. In addition, our efforts to contain or remediate a security breach or any system vulnerability may be unsuccessful, and efforts and any related failures to contain or remediate any breach or vulnerabilities could result in interruptions, delays, loss in customer trust, harm to our reputation, and increases to our insurance premiums.

We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees, and other impacts that arise out of incidents or breaches. Although we maintain cyber liability insurance, we cannot assure you that such insurance coverage will adequately cover liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. Our risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasingly large amounts of confidential, proprietary, and sensitive data.

The successful operation of our business depends upon the performance and reliability of internet, mobile, and other infrastructures that are not under our control.

Our business depends on the performance and reliability of internet, mobile, and other infrastructures that are not under our control. We may operate in jurisdictions with limited internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of users’ ability to access our platform. In addition, the internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could interfere with the speed and availability of our platform. If our platform is unavailable when users attempt to access it, or if our platform does not load as quickly as users expect, hosts and guests may not return to our platform as often in the future, or at all, and may use our competitors’ products or offerings more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile internet access fees or other charges to internet users increase, consumer traffic may decrease, which may in turn cause our revenue to significantly decrease.

We rely on mobile operating systems and application marketplaces to make our application available to hosts and guests, and if we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results, and results of operations could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces, to make our application available to hosts and guests who utilize our platform. Any changes in such systems and application marketplaces that degrade the functionality of our application or give preferential treatment to our competitors’ applications could adversely affect our platform’s usage on mobile devices and adversely affect our user ratings and reviews in application marketplaces. If such mobile operating systems or application marketplaces limit or prohibit us from making our application available to hosts and guests, make changes that degrade the functionality of our application, slow the rollout of our application on their application marketplaces, increase the cost of using our application, impose terms of use unsatisfactory to us, require users to opt in to enable marketing or advertising features, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ application marketplace is more prominent than the placement of our application, our user growth could slow. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that application marketplaces will continue to list our application or that certain mobile devices will continue to support our platform or effectively roll out updates to our application. In addition, in order to deliver a high-quality application, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If hosts or guests who utilize our platform encounter any difficulty accessing or using our application on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our user growth and user engagement would be adversely affected.

We currently rely, and may in the future rely, on a small number of third-party service providers to host and deliver a significant portion of our offering, and any interruptions or delays in services from these third parties could impair the delivery of our services and adversely affect our business.

We use third-party cloud computing services, including Amazon Web Services and Google Cloud Platform, located in the United States and abroad. Our providers’ facilities may be subject to break-ins, sabotage, acts of vandalism, acts of terrorism, and other misconduct. Similarly, their cloud services, and therefore our own cloud infrastructure, may be subject to computer viruses, denial-of-service attacks, unauthorized access or other hacks, breaches, ransomware, or similar threats. These providers are also vulnerable to damage, or interruption from extended outages of critical utilities, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, blizzards, tsunamis, typhoons, tornadoes, droughts, and similar events. We currently do not have a comprehensive disaster recovery plan or cyber incident response plan in place nor do our systems provide complete redundancy of data storage or processing. As a result, the occurrence of any of these events, a decision by our third-party service providers to shut down or cease providing us their cloud computing services without adequate notice, or other unanticipated problems could result in loss of data as well as a significant interruption in our services and harm to our reputation and brand. In addition, our third-party cloud computing services agreements are of limited durations, and our third-party data cloud computing service providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these service providers on commercially reasonable terms, we may experience delays in the provision of our services until an agreement with another service provider can be arranged. Some of our third-party service providers may currently be experiencing delays, disruptions, or closures due to the COVID-19 pandemic, which may result in disruptions to the services they provide to us and our users.

In addition, we rely upon certain third parties to provide software for our platform. For example, we use Google Maps for the mapping function used to locate vehicles available for booking in a specified geographic area, which is critical to the functionality of our platform. Accordingly, we do not control all mapping functions employed by our platform or guests using our platform, and it is possible that such mapping functions may not be reliable. Further, if Google Maps increases the cost to us of using their mapping service, we may not be able to continue to use such service on commercially reasonable terms, or at all, or it could otherwise adversely affect our business, financial condition, and results of operations.

We also rely upon certain third parties to provide roadside assistance to guests. Accordingly, we do not control the quality or provision of such services to guests. Such third parties may fail to provide high-quality roadside assistance, or we may be unable to renew our agreements with these service providers on commercially reasonable terms, either of which could harm our reputation and adversely affect our business, financial condition, and results of operations.

From time to time, we may have disputes with certain of our third-party software providers. If, in connection with such a dispute, a software provider terminates its relationship with us or otherwise limits the provision of their software, data, or services to us, the availability or usage of our platform could be disrupted. If the third parties we rely upon cease to provide access to the third-party software, data, or services that we use, whether in connection with disputes or otherwise, do not provide access to such software, data, or services on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, data, or services, we may be required to seek comparable software, data, or services from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

Moreover, we currently offer, and may in the future expand, certain additional offerings that rely on third-party software, hardware, data, or services. For example, vehicles booked through our Turo Go offering can be unlocked remotely through a guest’s cellular or Bluetooth connection, which requires integration with third-party software and/or hardware. If such remote unlock technology does not work as desired, has connectivity issues, is exploited, or malfunctions, guests may experience delays or an inability to access the vehicles booked on our platform, or unauthorized persons could access our hosts’ vehicles. We are also in the process of rolling out automated identification verification of guests upon pickup of vehicles booked on our platform, which relies on third-party software and services. If such identification verification software and/or services does not work as expected, unauthorized individuals may gain access to hosts’ vehicles, which may impact the decision of hosts to use our platform, and also affect the financial exposure we have for damage to the host’s vehicle or liability to third parties for bodily injury or property damage. If any such third-party service providers decide to limit or prohibit our ability to integrate such technologies into our platform or increase the price such that we can no longer use the technology, we may experience disruptions in service, harm to our brand and reputation, and adverse effects on our business.

Our platform is highly complex, and any undetected errors could materially adversely affect our business, results of operations, and financial condition.

Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including open source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, platform unavailability or system disruption. Any errors, bugs, or vulnerabilities discovered in our code or systems released to production or found in third-party software, including open source software, that is incorporated into our code, any misconfigurations of our systems, or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, negative publicity, damage to our reputation, loss of existing and potential hosts and guests, loss of revenue, liability for damages, a failure to comply with certain legal or tax reporting obligations, and regulatory inquiries or other proceedings, any of which could materially adversely affect our business, results of operations, and financial condition.

Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

Our intellectual property includes the content of our website, our platform, our registered domain names, our software code, and our registered and unregistered trademarks. We believe that our intellectual property is an essential asset of our business and that our domain names, our proprietary software code, and our technology infrastructure currently give us a competitive advantage in the market for platforms that connect hosts with guests. If we do not adequately protect our intellectual property, our brand and reputation could be harmed, hosts and guests could devalue the utility of our platform, and our ability to compete effectively would be impaired.

To protect our intellectual property, we rely, or may in the future rely, on a combination of copyright, trademark, patent, and trade secret laws, contractual provisions, user policies, and restrictions on disclosure. Upon discovery of potential infringement of our intellectual property, we promptly take action we deem appropriate to protect our rights. We have not registered for trademarks for all of our intellectual property. We also enter into confidentiality agreements with our employees, consultants, service providers, and business partners and seek to control access to and distribution of our proprietary information in a commercially prudent manner. The efforts we have taken to protect our intellectual property may not be sufficient or effective, and, despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our website or our platform without authorization. We may be unable to prevent competitors from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our domain names, service marks, and our other proprietary rights. If we do detect violations and decide to enforce our intellectual property rights, litigation may be necessary to enforce our rights, and any enforcement efforts we undertake could be time-consuming and expensive, could divert our management’s attention, and may result in a court determining that our intellectual property rights are unenforceable. Any failure to protect our intellectual property in a cost-effective and meaningful manner could have an adverse effect on our business and our ability to compete.

We may be subject to claims that we violated the intellectual property rights of others, which are extremely costly to defend and could require us to pay significant damages, limit our ability to operate, or both.

Companies in the internet and technology industries, and other patent and trademark holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have in the past received, and may in the future receive, notices that claim we have misappropriated or misused other parties’ intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding, or business methods. Any intellectual property claims against us, regardless of merit, could be time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages and could result in our having to stop using technology, content, branding, or business methods found to be in violation of another party’s rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding, or business methods, which could require significant effort and expense and make us less competitive in the market for platforms that connect hosts with guests. If we cannot license or develop technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Any of these results could harm our operating results.

Our use of open source software could adversely affect our ability to offer our services and subject us to possible litigation.

We use open source software in connection with the development of our website and platform. Open source software is generally licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. We could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations, or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

Risks Related to this Offering and Ownership of Our Common Stock

No public market for our common stock currently exists, and an active and liquid trading market for our common stock may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on                under the symbol “TURO.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired, or the price that you may obtain for your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or technologies by using our common stock as consideration.

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you could lose all or part of your investment.

The initial public offering price of our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of prices at which our common stock will trade upon completion of this offering. The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. As a result, the market price of our common stock is likely to be volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of our common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this “Risk Factors” section and this prospectus and the following:

•	actual or anticipated fluctuations in our results of operations;

•	our actual or anticipated operating performance and the operating performance of our competitors or companies perceived to be similar to us;

•	changes in the financial projections we provide to the public or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	additions or departures of board members, management, or key personnel;

•	rumors and market speculation involving us or other companies in our industry;

•

announcements by us or our competitors of significant innovations, new products, services, features, integrations, capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

•	changes in the anticipated future size or growth rate of our addressable markets;

•

the legal and regulatory landscape and changes in the application of existing laws or adoption of new laws that impact our business, hosts, and/or guests, including changes in short-term occupancy and tax laws;

•	legal and regulatory claims, litigation, or pre-litigation disputes and other proceedings;

•	health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	sales or expected sales of our common stock by us, our officers, directors, principal stockholders, and employees;

•	expiration of market standoff or lock-up agreements; and

•	general economic, industry, and market conditions.

If the market price of our common stock after this offering does not exceed the initial public offering price, you will not realize any return on your investment in us and will lose some or all of your investment. In addition, stock markets with respect to newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. Broad market and industry factors may affect the market price of our common stock, regardless of our actual operating performance. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.

Following this offering, our principal stockholders will continue to have significant influence over all matters submitted to stockholders for approval, which could limit your ability to affect the outcome of key transactions, including a change of control. Further, many of our current directors were appointed by our principal stockholders.

Following the completion of this offering, our executive officers, directors, and greater than 5% stockholders, in the aggregate, will beneficially own approximately                % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants). Further, many of our current directors were appointed by our principal stockholders. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors, and the approval of any significant transaction, as well as our management and business affairs. In addition, if any of our executive officers, directors, and greater than 5% stockholders purchase shares in this offering, or if any of our other current investors purchase shares in this offering and become greater than 5% stockholders as a result, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may have the effect of delaying, deferring, or preventing a change in control, impeding a merger, consolidation, takeover, or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders, and may affect the market price of our common stock.

We do not anticipate paying any dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to maintain our existing operations and fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. As a result, investors seeking cash dividends should not purchase our common stock.

Additional issuances of our capital stock could result in significant dilution to our stockholders.

Additional issuances of our capital stock will result in dilution to existing holders of our capital stock. Also, to the extent that outstanding options and warrants to purchase our capital stock are exercised, including the warrant held by IAC/InterActiveCorp, or the IAC Warrant, there will be further dilution. In addition, we rely on equity-based compensation as an important tool in recruiting and retaining employees. The amount of dilution due to equity-based compensation of our employees or other additional issuances could be substantial, depending upon the size of the issuances and exercises.

Future sales of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. In addition, the perception in the market that holders of a large number of shares of our common stock intend to sell their shares could reduce the market price of our common stock.

Based upon the number of shares outstanding as of                            , 2021, upon the closing of this offering, we will have outstanding a total of approximately                million shares of common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants). Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

In connection with this offering, subject to certain customary exceptions, we, all of our directors, executive officers, and certain holders of our common stock have entered into, or will enter into, lock-up agreements with the underwriters. The lock-up agreements pertaining to this offering will expire     days from the date of this prospectus. After the lock-up agreements expire, as of                , 2021, up to approximately                million additional shares of our common stock will be eligible for sale in the public market. Of those additional shares, approximately                million shares are held by our directors, executive officers, and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, however, in their sole discretion, permit our officers, directors, and the other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of                            , 2021, approximately                million shares of our common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, and Rules 144 and 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of approximately                million shares of our common stock, or approximately         % of our total outstanding common stock based upon the number of shares outstanding as of                            , 2021, will be entitled to rights with respect to the registration of their shares under the Securities Act, including requiring us to file registration statements with the Securities and Exchange Commission, or the SEC, covering their shares or to include their shares in registrations statements that we may file ourselves, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales or perceived potential sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the net tangible book value of their shares.

Assuming that the initial public offering price of our common stock is $                per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus), the initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will suffer an immediate dilution of $                in net tangible book value per share from the assumed initial public offering price, assuming an initial public offering price of our common stock of $                per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus). If the underwriters exercise their option to purchase additional shares, or if we issue any other securities or convertible debt in the future, investors will experience further dilution. For more information, including information as to how we compute net tangible book value per share, see the section titled “Dilution.”

Additional issuances of our capital stock could result in significant dilution to our stockholders.

We may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investment, or otherwise. Additional issuances of our capital stock will result in dilution to existing holders of our capital stock. Also, to the extent outstanding options and warrants to purchase our common stock are exercised, including the IAC Warrant, there will be further dilution. The amount of dilution could be substantial, depending upon the size of the issuance or exercise. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this “Risk Factors” section, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers, Redditors, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.

Equity research analysts do not currently provide coverage of our common stock, and we cannot assure that any equity research analysts will adequately provide research coverage of our common stock after the listing of our common stock on                            . A lack of adequate research coverage may harm the liquidity and trading price of our common stock. To the extent equity research analysts do provide research coverage of our common stock, we will not have any control over the content and opinions included in their reports. The trading price of our common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our trading price or trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. We have not yet determined the manner in which we will allocate the net proceeds we receive from this offering and as a result, our management will have broad discretion in the allocation and use of the net proceeds. See the section titled “Use of Proceeds.”

Our management will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Accordingly, investors will need to rely on our judgment with respect to the use of these proceeds. The failure by our management to allocate or use these funds effectively could harm our ability to continue maintaining and expanding our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that destroys value. Our ultimate use of the net proceeds from this offering may vary substantially from the currently intended use.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus before investing in our common stock. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers, or our employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, and the trading price of our common stock may be lower as a result.

There are provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

•	the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;

•	a requirement that our directors may only be removed for cause;

•	a prohibition on cumulative voting for directors;

•	the requirement of a super-majority to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	an inability of our stockholders to call special meetings of stockholders; and

•	a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our amended and restated certificate of incorporation, our amended and restated bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect immediately prior to the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty;

•

any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, as will be in effect immediately prior to the completion of this offering; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine or otherwise related to our internal affairs.

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business, financial condition, results of operations, and prospects.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for so long as we continue to qualify as an emerging growth company, we have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, registration statements, and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which we have total annual revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be adversely affected. Further, we cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of                            , and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. Further, several members of our management team do not have prior experience in running a public company. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition.

Although we are in the process of hiring additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from business operations to compliance activities.

If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers.

As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations, and financial condition.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and                            regarding our internal controls over financial reporting. We may not complete needed improvements to our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and                            . These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to increase our costs and place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2022 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal controls over financial reporting. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal controls over financial reporting, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal controls such as those described more fully below, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and may seriously harm our business.

We have identified material weaknesses relating to lack of accounting resources and related internal controls. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting, our ability to accurately and effectively report our financial condition and results of operations in a timely manner or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us, subject us to litigation or significant financial or other penalties, and, as a result, affect the value of our common stock and our financial condition.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls, subject to any exemptions that we avail ourselves to under the JOBS Act. For example, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing internal control over financial reporting required to comply with this obligation. That process is time-consuming, costly, and complicated.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2019 and December 31, 2020, we identified material weaknesses relating to a lack of accounting resources and related internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not design or maintain an effective control environment commensurate with our financial reporting requirements. We did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. This contributed to the following material weaknesses:

•

We did not have adequate controls in place to prevent inappropriate segregation of duties in manual journal entries. Specifically, we did not design and maintain controls to ensure (i) the appropriate segregation of duties between the preparer and reviewer of journal entries in the preparation and review of journal entries and (ii) journal entries were reviewed at the appropriate level of precision, including a lack of evidence to support that a review had been performed.

•

We had limited financial accounting resources and lack of risk assessment procedures, which led to inadequate design of internal controls that resulted in a material weakness associated with accounting for certain routine transactions, including instances where certain accounts were not appropriately or timely reconciled and errors existed in certain data sets used by management to reconcile accounts. Specifically, we observed certain revenue and revenue-related transactions had not been properly accounted for and/or presented within our consolidated financial statements, which resulted in an overstatement of revenue, accounts receivable, and bad debt expense.

The control deficiencies described above would have resulted in a misstatement to our annual consolidated financial statements but were identified and corrected by management. Each of the material weaknesses described above, if not remediated, could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we and our independent public accounting firm determined that these control deficiencies constitute material weaknesses. We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

We have taken measures to address material weaknesses in our internal controls. In particular, we have (i) hired additional finance and accounting personnel with expertise in preparation of financial statements and account reconciliations and (ii) further developed and documented our accounting policies and systems. During 2020, we completed our remediation efforts related to the inappropriate segregation of duties in manual journal entries control findings and have concluded that this material weakness no longer exists as of December 31, 2020. Our completion of the remediation of this material weakness does not provide assurance that the remediation or other controls will continue to operate effectively in the future.

In addition, we will continue to take steps to remediate the remaining material weakness, including:

•	continuing to hire additional qualified accounting, financial reporting, and information technology personnel with public company experience;

•	providing additional training for our personnel on internal control over financial reporting;

•	implementing new financial systems and processes;

•	implementing additional review controls and processes and requiring timely account reconciliation and analyses;

•	implementing processes and controls to better identify and manage segregation of duties; and

•	engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and assist with the remediation of deficiencies, as necessary.

We cannot assure you that the measures we have taken to date, and that we are continuing to implement, will be sufficient to remediate the material weakness we have identified or to avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weakness in a timely manner, or we identify new material weaknesses in the future, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected, and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more persons or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and may not be detected.

Our results of operations and financial condition could be materially and adversely affected by changes in accounting principles.

The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations of accounting and financial reporting requirements of the SEC or other regulatory agencies. The adoption of a change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our results of operations and financial condition and could require significant investment in systems and personnel.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “toward,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	the effects of COVID-19 or other public health crises on our business, the travel and transportation industries, travel and transportation trends, and the global economy generally;

•	our ability to attract and retain hosts and guests;

•

our expectations regarding our financial performance, including revenue, cost of revenue, gross profit, or gross profit as a percentage of revenue, contribution profit (loss), contribution margin, adjusted EBITDA, operating expenses, key metrics, and other results of operations, and our ability to achieve or maintain future profitability;

•	our expectations regarding future operating performance, including Days and Gross Booking Volume;

•	the effects of seasonal trends on our results of operations;

•	our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture;

•

our estimated market opportunity and anticipated economic, industry, and host, guest, and consumer trends, growth rates, and challenges in our business and the industries and markets in which we operate;

•	our ability to gauge and adapt to industry trends and changing host, guest, and consumer preferences in products, features, use cases, and sustainability of such products offered on our platform;

•	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

•	the effects of increased competition in our markets and our ability to successfully compete with companies that are currently in, or may in the future enter, the markets in which we operate;

•	our ability to continue to grow across all major global markets and manage expansion into international markets;

•	our ability to identify and complete acquisitions, investments, or partnerships that complement and expand the functionality of our platform and products, features, and use cases;

•	the availability of capital to grow our business;

•	our ability to maintain and expand our relationships with strategic partners;

•	our ability to timely and effectively scale and adapt our products, features, and use cases;

•	our ability to innovate and enhance existing products, features, and use cases;

•

our ability to develop new products, features, and use cases and bring them to market in a timely manner, and whether our hosts and guests and prospective hosts and guests will adopt these new products, features, and use cases;

•	our reliance on key personnel and our ability to attract, maintain, and retain management and skilled personnel;

•	the safety, affordability, and convenience of our platform and our offerings;

•

our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States and internationally and our expectations regarding various laws and restrictions that relate to our business;

•	our ability to successfully defend litigation brought against us and the outcome of any legal or administrative proceedings;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	our expectations regarding our income tax liabilities;

•	our ability to prevent disturbance to our information technology systems;

•	the increased expenses associated with being a public company;

•	our ability to design, implement, and maintain proper and effective internal control over financial reporting and remediate our material weaknesses in our internal controls;

•	the future trading prices of our common stock; and

•	our anticipated use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the sections titled “Prospectus Summary—Risk Factors Summary,” “Risk Factors,” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains statistical data, estimates, forecasts, and other information concerning our industry, including market size and growth of the market in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry sources:

•	American Automobile Association (AAA), Average Annual Cost of New Vehicle Ownership, 2019.

•	American Automobile Association (AAA), How Much Does it Really Cost to Own a New Car?, 2020.

•	AppFigures, App Teardown—Turo Wins the Car Rental Game, June 1, 2021.

•	AZ Central, Top Workplaces in Arizona, 2021.

•	Bay Area News Group, Bay Area Top Workplaces 2018, 2018.

•	Bay Area News Group, Bay Area Top Workplaces 2019, 2019.

•	Bay Area News Group, Bay Area Top Workplaces 2020, 2020.

•	Bay Area News Group, Bay Area Top Workplaces 2021, 2021.

•	Destination Analysts, Update on American Travel in the Period of Coronavirus—Week of April 19th, April 18, 2021.

•	Federal Reserve Economic Data (FRED), Motor Vehicle Loans Owned and Securitized, Outstanding, March 2021.

•	Fitch Solutions, Electric Vehicle Share in the US Reaches Record Levels in 2020, According to IHS Markit, February 19, 2021.

•	Glassdoor, Top CEOs 2019—Top Small & Medium, 2019.

•	Glassdoor, Turo Reviews, August 4, 2021.

•	Great Place to Work and Fortune, Fortune Best Workplaces in the Bay Area 2021—Small and Medium, 2021.

•	International Air Transport Association, 2020 Worst Year in History for Air Travel Demand, February 3, 2021.

•	International Road Federation, 2020 IRF World Road Statistics, 2020.

•	Journal of Planning Education and Research, The Poverty of the Carless: Toward Universal Auto Access, February 2019.

•	Kelley Blue Book, Average New-Vehicle Prices Continue to Climb, up 2.2% Year Over Year for April 2021, According to Kelley Blue Book, May 18, 2021.

•	Kelley Blue Book, New-Car Transaction Prices Up 2 Percent In March 2016, Along With Increases In Incentive Spend, According To Kelley Blue Book, April 1, 2016.

•	MIT Senseable City Lab (SCL), Singapore—MIT Alliance for Research and Technology (SMART), and Allianz, Unparking, August 2018.

•	The Mountain-Plains Consortium, Impacts of Ridesourcing on VMT, Parking Demand, Transportation Equity, and Travel Behavior, March 2019.

•	The Organisation for Economic Co-operation and Development, Prices and purchasing power parities (PPP), 2020.

•	Phoenix Business Journal, 2020 Best Places to Work, 2020.

•	San Francisco Business Times, Best Places to Work in the Bay Area (Midsize), April 20, 2018.

•	San Francisco Business Times, Best Places to Work in the Bay Area, Midsize Companies, April 19, 2019.

•	San Francisco Business Times, Best Places to Work in the Bay Area, Midsize Companies, May 7, 2021.

•	U.S. Bureau of Labor Statistics, Consumer expenditures report 2019, December 2020.

•	U.S. Department of Transportation, National Household Travel Survey, May 2017.

•	Wealthfront, 2021 Career-Launching Companies, 2021.

•	Wealthfront, Career Launching Companies List—2018 Edition, 2018.

•	Wealthfront, Career Launching Companies List—2019 Edition, 2019.

•	Wealthfront, Career Launching Companies List—2020 Edition, 2020.

•	Wealthfront, Wealthfront’s Career Launching Companies List—2017 Edition, 2017.

•	XM Institute, Economics of NPS in the Car Rental Industry, March 2021.

Information in this prospectus on our position as the world’s largest car sharing marketplace is from independent market research carried out by Prescient & Strategic Intelligence (P&S Intelligence) in a report titled Global Peer-to-Peer (P2P) Carsharing Market, 2020.

In addition, statements in this prospectus referring to studies conducted by The Center for Growth and Opportunity at Utah State University and the Chaddick Institute for Metropolitan Development at DePaul University are from the following independent market research reports that we commissioned:

•	Chaddick Institute for Metropolitan Development at DePaul University, An Engine for Earning: Estimating the Financial Benefits of Peer-to-Peer Carsharing to Vehicle Hosts, April 25, 2019.

•	The Center for Growth and Opportunity at Utah State University, Who Pays When Car Sharing Is Taxed?, May 2021.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Throughout this prospectus, we use the terms “booking” and “trip” interchangeably.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                 million (or approximately $                 million if the underwriters’ option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $                 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. We will have broad discretion over how we use the net proceeds from this offering. We intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and any other factors our board of directors may deem relevant. In addition, our ability to pay dividends may be restricted by any agreements we may enter into in the future.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of December 31, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of 170,034,432 shares of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an equal number of shares of common stock immediately prior to the completion of this offering, (ii) the issuance of an aggregate of                         shares of common stock pursuant to the warrant held by IAC/InterActiveCorp in connection with this offering, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) our issuance and sale of                              shares of common stock in this offering at an assumed initial public offering price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and the related notes included in this prospectus and the sections titled “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information contained in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$145,192	$	$

Redeemable convertible preferred stock warrant liability	60,733
Redeemable convertible preferred stock, $0.001 par value per share; 192,886,513 shares authorized, 170,034,432 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	471,311
Stockholders’ deficit:
Preferred stock, $0.001 par value per share; no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value per share; 265,000,000 shares authorized, 26,638,666 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	27
Additional paid-in capital	31,148
Accumulated other comprehensive loss	(41)
Accumulated deficit	(431,819)

Total stockholders’ (deficit) equity	(400,685)

Total capitalization	$131,400

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ (deficit) equity, and total capitalization by approximately $                            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ (deficit) equity, and total capitalization by approximately $                     , assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, total capitalization, and shares of common stock issued and outstanding as of December 31, 2020 would be $                        , $                        , $                        , $                        , and                          shares, respectively.

The number of shares of our common stock that will be outstanding after this offering is based on 196,673,098 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of December 31, 2020, and excludes:

•

22,398,871 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $1.60 per share;

•

8,521,826 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2020, with a weighted-average exercise price of $5.48 per share;

•

                         shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, including                            new shares plus the number of shares (not to exceed                            shares) (i) that remain available for grant of future awards under our 2020 Equity Incentive Plan, or 2020 Plan, which shares will be added to the shares reserved under the 2021 Plan and will cease to be available for issuance under the 2020 Plan at the time our 2021 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under our 2010 Equity Incentive Plan or 2020 Plan that expire, or are forfeited, cancelled, withheld, or reacquired; and

•	shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering.

Our 2021 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of December 31, 2020 was $70.6 million, or $2.65 per share of common stock. Our pro forma net tangible book value as of December 31, 2020 was $                 million, or $                 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2020, after giving effect to (i) the automatic conversion of 170,034,432 shares of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an equal number of shares of common stock immediately prior to the completion of this offering, (ii) the issuance of an aggregate of                             shares of common stock pursuant to the warrant held by IAC/InterActiveCorp in connection with this offering, based on an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

After giving further effect to the sale of                                shares of common stock that we are offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $                 million, or approximately $                 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $                 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$

Historical net tangible book value per share as of December 31, 2020	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of December 31, 2020	$
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in

the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $                 per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by approximately $                 per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $                 per share and decrease (increase) the dilution to investors participating in this offering by approximately $                 per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $                 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $                 per share, and the dilution per share to new investors would be $                 per share, in each case assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above, as of December 31, 2020, the differences between the number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering, and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and the investors purchasing shares of our common stock in this offering would own     % of the total number of shares of our common stock outstanding immediately after completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 196,673,098 shares of our common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of December 31, 2020, and excludes:

•

22,398,871 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $1.60 per share;

•

8,521,826 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2020, with a weighted-average exercise price of $5.48 per share;

•

                         shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, including                            new shares plus the number of shares (not to exceed                            shares) (i) that remain available for grant of future awards under our 2020 Equity Incentive Plan, or 2020 Plan, which shares will be added to the shares reserved under the 2021 Plan and will cease to be available for issuance under the 2020 Plan at the time our 2021 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under our 2010 Equity Incentive Plan or 2020 Equity Incentive Plan that expire, or are forfeited, cancelled, withheld, or reacquired; and

•	shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering.

Our 2021 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

To the extent any outstanding options are exercised, or new stock options are issued, under our equity incentive plans, or we issue additional equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and related notes included elsewhere in the prospectus. In addition to our historical consolidated financial information, this discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those described in or implied by these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

Turo is the world’s largest car sharing marketplace where guests can book any car they want, wherever they want it, from a vibrant community of trusted hosts. Whether they’re flying in from afar or looking for a car down the street, searching for a rugged truck or something smooth and swanky for a once-in-a-lifetime event, guests can take the wheel of the perfect car for any occasion, while hosts can take the wheel of their financial futures by sharing their underutilized personal vehicles or building an accessible, flexible, and scalable car sharing business from the ground up. Turo is home to a supportive and collaborative community that shares thousands of vehicles across the United States, Canada, and the United Kingdom. As of                  , 2021, we had over                     active hosts and                     active guests from around the world participating in our marketplace.

We are pioneering a new category of transportation, advancing the next era of personal mobility by connecting consumers with a vast network of privately owned vehicles. Cars remain the preferred means of transportation for short-, medium-, and long-duration trips across a variety of use cases, but traditional mobility options do not provide adequate and efficient access for consumers to vehicles. The peer-to-peer car sharing opportunity Turo delivers to consumers provides a more convenient, economically efficient, and environmentally and socially responsible way to access a vastly wider selection of vehicles compared to traditional car ownership and car rental.

Our platform unlocks peer-to-peer car sharing through technology—a seamless, simple platform that connects hosts and guests and enables them to transact in a trusted, safe environment. With Turo, hosts can quickly list vehicles, adjust their availability, and dynamically modify prices to access the unique demand patterns in their market. Guests can search by location, type, price, use case, and many other categories to find the perfect vehicle for their needs. Our platform supports a variety of use cases — from the minivan for the family road trip, to the convertible for the long-awaited beach getaway, or a simple vehicle for escaping the city grind. Built-in messaging, payments, fraud detection, the proprietary Turo Risk Score, and host and guest protection plans are designed to deliver a safe transaction and experience for our community.

We have experienced rapid growth since our launch in 2010. Our business model has proven to be resilient throughout fluctuations in travel trends and economic climates as our marketplace dynamically adjusts to the needs of our hosts and guests. With the reopening of regions and economies as the severity of the COVID-19 pandemic subsides in the geographies in which we operate, we have seen increased demand for bespoke and safe forms of transportation, as well as increased supply from hosts, showing that Turo can uniquely serve and elevate our entire community, both hosts and guests. In 2020, we generated net revenue of $149.9 million, representing 6% growth from $141.7 million in 2019, and a net loss of $97.1 million during 2020, down from $98.6 million in 2019. We continue to improve the efficiency of our marketplace, and generated adjusted EBITDA of $(42.2) million and $(94.5) million in 2020 and 2019, respectively.

Our Business Model

We operate a car sharing marketplace. We focus on creating a high-quality marketplace with a vast collection of unique listings to enable guests to book the car they want or need on demand, and empower hosts to generate income from their vehicles. This focus on creating positive host and guest engagement drives strong host cohort net revenue retention and attractive guest cohort contribution margins. We support a broad range of hosts, from those who want to offset the cost of car ownership by generating extra income from a single car to those who have multiple cars and operate their own small business on our platform or use our platform to support a larger business that is often a primary income source. We provide broad geographical coverage and differentiated offerings and have focused on adding new supply and building network density in our existing markets to capture additional market share over time. We have made significant investments in our platform and brand as we continue to drive the growth of our marketplace in the United States, Canada, and the United Kingdom and expand our marketplace to other geographies.

As of                         , 2021, we had more than                     active hosts,                     active vehicle listings, and                     active guests on our platform. We count the number of active hosts, active vehicle listings, and active guests as hosts, vehicle listings, and guests, respectively, with at least one completed day of a booking in the trailing 12-month period. We measure these metrics on a trailing one-year basis given the episodic nature of travel and the booking patterns we have observed on our platform.

Our platform is designed for host entrepreneurs of all sizes. We have three categories of hosts who utilize our platform and value-added services: consumer hosts, who typically share one or two cars with the goal of offsetting the cost of car ownership; small business hosts, who typically share three to nine cars with the goal of generating a secondary source of income; and professional hosts, who typically share 10 or more cars, often as their primary source of income or part of an existing business and invest in building scalable, accessible, and flexible businesses atop our platform. In addition, we enable commercial vendors, typically small car rental companies, to rent out their cars through our marketplace. Because these vendors already offer end-to-end rental car services, they do not receive all of our value-added services, such as protection plans. In this prospectus, our references to hosts do not include these commercial vendors, which have generated less than 1% of revenue in each of the last two fiscal years.

Our host acquisition strategy is focused on attracting, onboarding, and empowering hosts through sales, account management, incentives, and performance marketing. We have recently increased our focus on growing consumer hosts into small business and professional hosts in order to grow the supply of vehicles available to guests on our platform by, among other efforts, increasing host incentives to improve host net revenue retention. As of                          , 2021,         % of our active hosts were consumer hosts who listed two or fewer vehicles. As hosts become more successful on our platform, we are able to improve retention and grow supply.

We attract most of our hosts and guests organically, and we supplement organic growth with targeted marketing spend designed to deliver strong returns on investments. We believe that our unique inventory of vehicles, superior user experience, and strong brand affinity power word-of-mouth growth and repeat usage, reducing our reliance on paid marketing. Our guest acquisition strategy is focused on attracting high-intent visitors to our platform through direct traffic, search engine optimization, and performance marketing channels. As we continue to add more supply density and expand to non-U.S. geographies, we expect that will lead to increased bookings from repeat guests, increasing the overall efficiency of our marketplace. Importantly, in 2020, 89% of our site traffic was organic and approximately 61% of Days (as defined under “—Key Business Metrics” below) were generated from bookings by repeat guests. Given the rapid growth we are experiencing in 2021, we anticipate that the share of Days from bookings by repeat guests will decline in the short-term.

We measure and compare the value of each booking by monitoring revenue and gross profit per Day. We generate revenue from fees charged to both hosts and guests to complete a booking on our marketplace, or Marketplace Fees, and for value-added services, such as protection, or Value-Added Services Fees. These fees enable us to pay for the various services we provide to hosts and guests, such as customer support, marketing and advertising, trust and safety screenings, roadside assistance, payment processing, and reimbursement to hosts for physical damage to their vehicles. We believe our protection plans provide a compelling value proposition that facilitates activity on our marketplace. We are focused on creating a successful and positive host and guest experience—hosts and guests can choose the protection plan that’s right for them, and every booking with a host includes third-party liability insurance coverage for hosts and their guests from one of our top-tier insurance providers. Guest protection plans provide guests with choice and flexibility regarding the amount they pay out of their own pocket for damage costs in the event of an accident.

Trust and safety are key to the health of our community. To that end, we developed our Turo Risk Score, a proprietary algorithm that collects data on the large volume of trips, vehicles, and other activities of hosts and guests on our platform. We leverage insights from this data to control for fraud, manage risk, evaluate security deposit requirements, and mitigate unsafe behavior. We also use the Turo Risk Score to dynamically adjust the Marketplace Fees that we charge guests to complete a booking, as further described under “—Anatomy of a Booking” below. We believe this contributes to better access to and availability of our platform for guests, expands the economic opportunity for hosts, and garners deeper loyalty from our community, ultimately driving improved contribution margins for our business.

Unlike rental car and fleet-based car sharing providers, as a marketplace platform, we do not own the vehicles that are booked on our platform. As a result, our business model is asset-light and has lower working capital and cash needs compared to non-marketplace providers. Our operating expenses are largely driven by headcount. We also continue to invest in our marketing strategy to grow and retain both hosts and guests on our platform, and in product development to continuously improve and innovate on the experience and safety on our platform.

Anatomy of a Booking

We generate revenue from fees charged to both hosts and guests. Fees consist of Marketplace Fees and Value-Added Services Fees, as further described below. The table below shows the components of an illustrative one-day booking.

•

Guests. For each booking on our platform, the amount we charge the guest consists of the vehicle price (as chosen by the host, who can choose to utilize our pricing tools), a Marketplace Fee, a Value-Added Services Fee, if any, and any applicable pass through taxes and other fees that are required to be remitted to state or local authorities, which are excluded from net revenue. Value-Added Services Fees consist primarily of charges for protection services, which we refer to as Protection Plan Services, as well as delivery and other optional Extras, such as prepaid refueling, bike and ski racks, and camping equipment (which, for simplicity’s sake, are not included in the illustrative example below). Marketplace Fees vary based on geography, the Turo Risk Score, which includes information submitted by guests about themselves and their desired reservation, and parameters set by the host, while fees charged for Protection Plan Services vary based on parameters set or offered by the host and the elections made by the guest, including the guest’s ability to limit their financial responsibility for damage caused to the host’s vehicle. Third-party liability insurance for the guest is included in every booking offered by a host.

•

Hosts. For each booking on our platform, we charge the host a Marketplace Fee based on a percentage of the vehicle price chosen by the host. In addition, hosts pay a Value-Added Services Fee for items such as reimbursement for physical damage to their vehicle. Third-party liability insurance for the host is included in every booking.

•	Turo. We retain a portion of the fees charged to guests, with amounts owed to hosts and local authorities distributed accordingly.

Gross Booking Volume, or GBV, and net revenue in the table below exclude reductions in revenue resulting from incentive and refund payments made to hosts and guests. For illustration purposes, we included a common reimbursement line item for incidental charges (in this case, additional distance driven beyond the miles included), and sales tax (which we collect and remit to local authorities in certain jurisdictions).

Illustrative Booking Example
Guest:
Price for Vehicle	$100.00
Plus: Marketplace Fees (impacted by Turo Risk Score)	35.00
Plus: Value-Added Services Fees (includes protection)	30.00
Plus: Host Reimbursement (e.g., additional mileage reimbursement)	5.00
Plus: Taxes + Fees (as applicable, pass through and remitted to local authorities)	10.00
Total collected from guest (GBV)	$180.00

Host:
Price for Vehicle	$100.00
Less: Marketplace Fees	7.50
Less: Value-Added Services Fees (includes protection)	7.50
Plus: Host Reimbursement (e.g., additional mileage reimbursement)	5.00
Total paid to host	$90.00

Turo:
Marketplace Fees	$42.50
Plus: Value-Added Services Fees (includes protection)	$37.50
Net Revenue	$80.00

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way.

	Year Ended December 31,
	2019	2020
	(in millions, unless otherwise noted)
Days(1)	4,675	3,825
Gross Booking Volume	$351.6	$335.9

(1)	In thousands.

Days

Days (MM)

We define Days as total days for a vehicle booked by our guests on our platform in a given period over the period of measurement, net of days canceled in that period. We believe Days is a key business metric to help investors and others understand and evaluate our results of operations in the same manner as our management team, as it represents a unit of transaction volume on our platform. We intend to increase Days over time as we increase our supply of unique inventory, more guests use our platform, and we expand to new markets. We estimate that approximately         % of all Days are part of bookings that are         days in length, and approximately         % of Days are part of bookings that are greater than or equal to         days in length, based on data for the quarter ended                 . We have seen an increase in trip length over the past year, with Days booked as part of trips three to six days in length, having increased from approximately 40% of Days in the year ended December 31, 2019.

In 2020, our Days declined from prior levels as a result of the COVID-19 pandemic. In the second quarter of 2020, our Days declined by 38% from the prior year period. Our business improved in the third and fourth quarters of 2020 as the markets in which we operate began to reopen their economies, resulting in Days declining by only 11% and 21% as compared to the same periods in 2019, respectively. In the fourth quarter of 2020, our Days declined from the prior quarter as a result of renewed stay-at-home orders and other state and local mandated restrictions in certain markets, including California and Hawaii. Subject to conditions affecting the travel and mobility market, such as the COVID-19 pandemic, we expect Days to grow to the extent we increase the number of new guests to our platform, increase the retention rate of existing guests, grow supply in our existing markets and enter new markets, and offer vehicles that can be used in a variety of use cases.

Gross Booking Volume

Gross Booking Volume ($MM)

We define Gross Booking Volume, or GBV, as the total value of Days booked on our platform, including reimbursable expenses owed to the host by the guest, applicable pass through taxes, and other fees required to be remitted to local authorities, which are excluded from net revenue. GBV is driven by the number of Days and related pricing. Revenue from bookings is recognized at the time of check-in for the reservation or over the duration of the trip; accordingly, GBV is a leading indicator of revenue. As a result of the COVID-19 pandemic, we saw a decrease in Days as described above, as well as an increase in cancellations. GBV decreased by 34% in the second quarter of 2020, compared to the second quarter of 2019, and recovered in the third quarter of 2020 as certain regions reopened their economies, and we benefited from an increase in car travel as a result of shifting consumer preference to car-based travel during the pandemic.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP financial measures help us to evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance and assist in comparisons with other companies, some of which use similar non-GAAP financial measures to supplement their GAAP results. The non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered as a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. Because of these limitations, we consider, and you should consider, our non-GAAP financial measures alongside other financial performance measures presented in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided below. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

The following table summarizes our non-GAAP financial measures, along with the most directly comparable GAAP measure, for each period presented below.

	Year Ended December 31,
	2019	2020
	(in thousands, except percentages)
Gross profit	$28,691	$40,107
Contribution profit (loss)	$(27,094)	$17,282
Gross profit as a percentage of revenue	20.2%	26.8%
Contribution margin	(19.1)%	11.5%
Net loss	$(98,559)	$(97,083)
Adjusted EBITDA	$(94,507)	$(42,206)

Contribution Profit (Loss) and Contribution Margin

We define contribution profit (loss) as our gross profit plus (i) stock-based compensation expense included in cost of revenue, and (ii) amortization of internal-use software included in cost of revenue, less (a) sales and marketing expense attributable to customer acquisition, including media spend, sales headcount costs (excluding stock-based compensation expense), and marketing promotions, and (b) chargebacks, bad debt expense, and trust and safety verifications included in general and administrative expense. We define contribution margin as contribution profit (loss) as a percentage of revenue for the same period. We use contribution profit (loss) and contribution margin as indicators of the economic impact of a new booking on our platform and the cost it takes to generate revenue as it takes into account the direct expense associated with new host and guest acquisition.

Our contribution profit (loss) and contribution margin have improved as a result of the greater scale of our business, the introduction of our Turo Risk Score-based fee algorithms in April 2020, our success with organic host and guest acquisition, our ability to drive greater host and guest engagement, as well as improved loyalty and repeat usage of our platform. We will continue to invest in our host and guest acquisition strategy, which may adversely impact our contribution margin from period to period as we make these investments.

Contribution Profit (Loss) $MM

Contribution profit (loss) and contribution margin have limitations as financial measures, should be considered as supplemental in nature, and are not meant as substitutes for gross profit and gross profit as a percentage of revenue, respectively, prepared in accordance with GAAP. The following tables present reconciliations of contribution profit (loss) and contribution margin to the most directly comparable GAAP financial measures for each of the periods indicated:

	Year Ended December 31,
	2019	2020
	(in thousands, except percentages)
Revenue	$141,689	$149,905
Less: Cost of revenue	112,998	109,798

Gross profit	28,691	40,107
Gross profit as a percentage of revenue	20.2%	26.8%
Add: Stock-based compensation included in cost of revenue	$699	$346
Add: Amortization of internal-use software included in cost of revenue	1,320	2,610

Adjusted gross profit	30,710	43,063

Less: Customer acquisition costs included in sales and marketing	48,238	14,222
Less: Trust and safety verification costs included in general and administrative	4,552	4,136
Less: Chargebacks and bad debt expense included in general and administrative	5,014	7,423

Contribution profit (loss)	$(27,094)	$17,282

Contribution margin	(19.1)%	11.5%

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that represents our net income or loss adjusted for (i) provision for income taxes; (ii) other income, net; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) impairment charges; and (vi) change in fair value of our redeemable convertible preferred stock warrant liability. We use adjusted EBITDA in conjunction with net income or loss, its corresponding GAAP measure, as a performance measure that we use to assess our operating performance and operating leverage in our business. We also measure our adjusted EBITDA as a percentage of revenue on a trailing 12-month basis in order to provide a longer-term view and account for seasonal fluctuations in our revenue and associated profitability. The above items are excluded from our adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, or not driven by core results of operations, thereby rendering comparisons with prior periods and competitors less meaningful. We believe adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

In 2019, net loss was $98.6 million and adjusted EBITDA was $(94.5) million as we continued to invest in the growth of our marketplace and offering for both hosts and guests. In 2020, net loss was $97.1 million and adjusted EBITDA was $(42.2) million, reflecting our temporary cost-cutting initiatives in response to the COVID-19 pandemic to streamline our business, as well as the improvements and growth we saw as consumer preferences continued to shift to favor car-based travel. We expect adjusted EBITDA to fluctuate in the near term as we continue to invest in our business, including reversing many of the cost-cutting initiatives, and improve over the long term as we achieve greater scale in our business and efficiencies in our operating expenses.

Adjusted EBITDA ($MM)

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

•

Adjusted EBITDA does not reflect other income, net, which includes interest income on cash, cash equivalents, and restricted cash, net of interest expense and gains and losses on foreign currency transactions and balances;

•

Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect all cash requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect impairment charges, which primarily include lease and other asset impairments; and

•	Adjusted EBITDA excludes change in fair value of redeemable convertible preferred stock warrant liability.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.

The following is a reconciliation of adjusted EBITDA to the most comparable GAAP measure, net loss:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net loss	$(98,559)	$(97,083)
Add (deduct):
Provision for income taxes	47	86
Other income, net	(1,538)	(655)
Depreciation and amortization	1,551	3,023
Stock-based compensation expense	8,634	8,673
Impairment charges	539	1,816
Change in fair value of redeemable convertible preferred stock warrant liability	(5,181)	41,934

Adjusted EBITDA	$(94,507)	$(42,206)

Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations, and maintain or increase profitability.

Ability to Attract and Retain Hosts

We must maintain and grow a broad, unique selection of host-provided inventory on our platform to continue delivering compelling value and experiences for our guests. Our platform unlocks the potential for hosts to share their vehicles and earn income in a way that was previously not possible. Our ability to maintain and grow inventory depends on our ability to attract new hosts to the platform and help existing hosts grow their active vehicle listings and earnings potential. We enable hosts of all sizes by empowering them with the information and tools to earn income by sharing their vehicles, including scheduling, merchandising, integrated payments, community support, host protection programs, pricing recommendations, and reviews. Because of our business model, we succeed when our hosts succeed.

We attract new hosts through a mix of organic channels, sales outreach, and paid marketing initiatives. We are focused on retaining our hosts and increasing the net revenue they generate for us and as a result, their own earnings. We track our hosts’ success on our platform and the associated revenue that we earn from their activity. We define “Host Cohort” as the group of hosts who first became active on our platform in a given year, and then measure the revenue they generate over the subsequent one-year period and for each subsequent year, as compared to the first active year. We then calculate the revenue associated with those hosts in each subsequent one-year period and compare against their first year.

The table below illustrates the revenue retention of each calendar year Host Cohort and demonstrates our ability to retain and improve our Host Cohorts over time. For example, our 2014 Host Cohort retained 74% of its Year 1 net revenue in Year 2, while our 2017 Host Cohort retained 88% of its Year 1 net revenue in Year 2. These improvements are a result of the continued investment in providing our hosts with the tools and technology they need to be successful. In addition, each of our Host Cohorts from 2014 to 2016 demonstrated improved retention relative to Year 1 in subsequent periods, prior to being impacted by the COVID-19 pandemic.

Host Net Revenue Retention Curve

	Years from Host Cohort Activation
	Year 1	Year 2	Year 3	Year 4	Year 5
2014 Host Cohort	100%	74%	74%	78%	81%
2015 Host Cohort	100%	80%	86%	87%	74	%*
2016 Host Cohort	100%	90%	90%	78%*
2017 Host Cohort	100%	88%	71%*
2018 Host Cohort	100%	67%*
2019 Host Cohort	100%

Host net revenue retention deteriorated across all Host Cohorts in 2020 due to the decline in revenue resulting from COVID-19, as represented by the “*” in the chart above. For example, the host net revenue retention for the 2017 Host Cohort deteriorated from 88% in Year 2 to 71% in Year 3, primarily as a result of the COVID-19 pandemic. Subject to conditions affecting the travel and mobility market, such as the COVID-19 pandemic, as the travel industry recovers and the economy recovers, we believe the historic strength of our host revenue retention should return.

Ability to Attract and Retain Guests while Improving their Gross Profit Retention

In order to grow our business, we must attract and retain guests and drive their profitable usage of our platform. A substantial portion of our guests come to our marketplace organically, though we also use paid marketing to further enhance the growth of our guest base. We focus our paid marketing spend on attracting guests that we expect are going to generate compelling value for us, and we focus on retaining guests that we expect are going to be accretive to our gross profit. We use our Turo Risk Score to assess the potential value of each transaction, and adjust our Marketplace Fees and other add-ons, such as security deposits, to ensure we are appropriately setting fees for transactions on our marketplace. For example, transactions with higher risk scores may require a deposit and lead to a higher trip fee, whereas lower risk scored transactions will generate lower trip fees in comparison.

Our guests have access to an increasingly larger and more diverse selection of vehicles in more locations. The unique vehicle inventory, along with the seamless guest experience, spurs organic word-of-mouth growth and repeat usage. Over time we have demonstrated the ability to both retain and generate repeat bookings from guests on our platform, and to improve the gross profit of the trips of our Guest Cohorts over time, through these risk-based fee strategies. We define “Guest Cohort” as the group of guests who first became active on our platform in a given year, and then measure the revenue they generate over the subsequent one-year period, and for each subsequent year, as compared to the first active year.

We are actively focused on ensuring the quality of our marketplace and will continue to invest in growing the profitability of our guest community. The table below illustrates the gross profit retention of each calendar year Guest Cohort and demonstrates our ability to retain and improve our Guest Cohorts over time. For example, we retained 29% of the gross profit from our 2016 Guest Cohort in Year 2, and this increased to 33% of the gross profit in Year 4. In addition, the 2017 and 2018 Guest Cohorts have performed better in Year 2 relative to the 2016 Guest Cohort. These improvements are a result of the continued investment in our risk-based fees and platform capabilities, including Turo Risk Score.

Guest Gross Profit Retention Curve

	Years From Guest Cohort Activation
	Year 1	Year 2	Year 3		Year 4
2016 Guest Cohort	100%	29%	22%		33	%*
2017 Guest Cohort	100%	39%	46	%*
2018 Guest Cohort	100%	47%*
2019 Guest Cohort	100%

Guest gross profit retention was impacted in 2020 due to the COVID-19 pandemic, as represented by the “*” in the chart above. Despite this negative impact, we were able to improve gross profit retention of our Guest Cohorts. For example, the guest gross profit retention for the 2017 Guest Cohort improved from 39% in Year 2 to 46% in Year 3. As the travel industry and the economy recover from the impact of the COVID-19 pandemic, we believe we will be able to continue the historical trends in our guest gross profit retention. The health of our customer acquisition unit economics further evidenced these efforts to optimize the gross profit of our Guest Cohorts. For the six months ending December 31, 2020, the payback period (time taken to recover the cost of acquiring a new guest) for our U.S. users acquired during that period, was less than one month on average.

Investments in People and Technology

We have made, and will continue to make, significant investments to attract and retain employees, particularly engineers, data scientists, designers, and product management personnel to expand the capabilities and scope of our platform and enhance the experience for hosts and guests. The continued improvement of our technology through investment in engineering resources is paramount to enhancing our unique product capabilities, including our proprietary Turo Risk Score. We also plan to invest in sales and marketing activities to drive host and guest acquisition and increase our brand awareness. We expect to incur additional general and administrative expenses to support our growth and our transition to being a publicly traded company. Further, we continue to make investments in our technical and security infrastructure to support user growth, and in our office locations to support employee growth, which will increase expenses.

As cost of revenue, operating expenses, and capital expenditures fluctuate over time, we may experience short-term, negative impacts to our results of operations and cash flows, but we are undertaking such investments in the belief that they will contribute to long-term growth.

Turo Risk Score Enables Us to Deliver Profitability Across Risk Segments

We use the Turo Risk Score to inform trust and safety management practices and the Marketplace Fees and costs associated with each trip based on historical data and the expected costs, to help ensure the economic viability of each trip booked on our platform. We have made, and will continue to make, significant investments in our technology platform intended to decrease the frequency and ultimate costs to us for reimbursement to hosts for damage to vehicles, to reduce the risk of payment fraud or identity theft, and to understand the likelihood a guest will contribute risk to the marketplace in a manner that could increase our costs. In particular, our Turo Risk Score powers unique product capabilities to set fees for trips effectively. The more trips taken, the better we are able to refine our algorithms and continuously improve the accuracy of the Turo Risk Score to drive actionable insights that inform fees, inventory adjustments, trust and safety practices, and more. We expect that improvements in our Turo Risk Score capabilities will allow us to adjust fees to account for risks presented in the marketplace, thus helping to optimize broad based risk-related costs, guide fees to be more cost-effective and efficient, and drive improvements to our contribution margin over time.

Seasonality

Our overall business is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. In addition, each city and region where we operate has unique seasonality, events, and weather that can increase or decrease demand for our offering. Certain holidays can also have an impact on demand on the holiday itself or during the preceding and subsequent weekends. Typically, our second and third quarters experience higher revenue as this is the peak travel season in North America and the United Kingdom. Our GBV typically follows the seasonality patterns of revenue. We recognize revenue when the trip occurs, and as a result, our revenue, contribution profit, and adjusted EBITDA tend to be highest in the second and third quarter of the year. Our customer support costs also increase in the second and third quarters as we increase our staffing to handle increased activity on our platform in those periods.

In 2020, we saw COVID-19 overwhelm the historical seasonality pattern in our Days, GBV, contribution profit (loss), contribution margin, and adjusted EBITDA as a result of shelter-in-place orders and changing travel preferences relating to the COVID-19 pandemic. We expect this impact on typical seasonality to continue as long as COVID-19 continues to impact travel restrictions and customer preferences globally.

Changes to Our Business Model, Marketplace Fees, and Value-Added Services Fees

From time to time, we institute changes to our Marketplace and Value-Added Services Fees in order to improve the host and guest experience on our marketplace and drive revenue retention and gross profit retention. For example, in the second quarter of 2021, we reduced the Value-Added Services Fees we charge many hosts and implemented temporary reductions in the Marketplace Fees charged to guests for certain trips. We anticipate that these changes, and any future changes, will impact our future financial results as adjustments flow through our business.

Components of Results of Operations

Revenue

Our revenue consists of service fees charged to our customers, net of incentives and refunds. We consider both hosts and guests to be our customers. We generate revenue from enabling guest bookings of vehicles offered by hosts on our platform, which we refer to as the Marketplace Services, as well through offering Protection Plan Services. Incentives include our marketing promotions to encourage the use of our platform and attract new guests and additional active vehicle listings, our refunds to hosts and guests that are part of our customer support activities, and a referral program that was phased out in the middle of the year ended December 31, 2019.

We experience a difference in timing between when a booking is made and when we recognize revenue. We recognize revenue from Marketplace Services at the time of check-in for the reservation. We charge service fees to our customers as a percentage of the value of the total booking, excluding taxes. We collect both the booking value from the guest on behalf of the host and the applicable guest fees owed to us using the guest’s pre-authorized payment method. After the trip is complete, we, or our third-party payment processors, disburse the booking value to the host, less the fees due from the host to us. As we do not establish the prices for vehicles booked nor do we control the right to use the vehicle either before or after completion of the service, we have concluded that for accounting purposes we are acting in an agent capacity and revenue is presented on a net basis to reflect the service fees we receive from Marketplace Services.

We also offer hosts and their guests Protection Plan Services. Insurance is included for hosts and their guests automatically at no additional cost. Amounts charged for Protection Plan Services for hosts vary based upon the level of contractual reimbursement hosts are entitled to receive in the event of damage to, or loss of, their vehicle during a trip. Amounts charged for Protection Plan Services for guests vary based upon the level of their capped financial responsibility in the event of damage to, or loss of, the host’s vehicle. We collect fees for Protection Plan Services from the guest up front at the same time the Marketplace Service fees are collected. We provide Protection Plan Services over the duration of the trip, and therefore revenue is recognized ratably over the trip period. Because we bear the risk of loss or damage to the host’s vehicle subject to the provisions and exclusions of our terms of service, we are the principal in the transaction for accounting purposes as it relates to the Protection Plan Services for accounting purposes.

Cost of Revenue

Cost of revenue primarily consists of (i) costs associated with our host and guest protection programs, which include costs of physical damage to host vehicles (offset by amounts subrogated by third parties and collected from hosts and guests), liability insurance premiums paid by us, loss reserves and claims processing, (ii) third-party service provider fees and personnel-related expenses associated with customer support provided to hosts and guests and allocated overhead, and (iii) platform costs, which include payment processing fees, costs associated with third-party data centers used to host our platform, and amortization of internally developed and acquired technology. Personnel-related expenses generally include salary, bonus, stock-based compensation, and employee benefits. Allocated overhead generally consists of facilities and information technology expenses. We expect our cost of revenue will continue to increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth on our platform. Cost of revenue may vary as a percentage of revenue from year to year based on activity on our marketplace.

Product Development

Product development expense primarily consists of personnel-related compensation expenses as well as expenses associated with the licensing of third-party software and allocated overhead. We expect that our product development expense will increase on an absolute dollar basis and will vary from period to period as a percentage of revenue for the foreseeable future as we continue to invest in product development activities relating to ongoing improvements to and maintenance of our technology platform, including potential hiring of personnel to support these efforts.

Sales and Marketing

Sales and marketing expense primarily consists of performance marketing, personnel-related compensation expenses, and to a lesser extent, brand marketing, public relations, communications, and marketing promotions. Sales and marketing expense also includes allocated overhead. We expect that our sales and marketing expense will increase on an absolute dollar basis and will vary from period to period as a percentage of revenue for the foreseeable future.

General and Administrative

General and administrative expense primarily consists of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, government relations, and human resources. General and administrative expenses also include certain professional service fees, including legal and lobbying expenses, allocated overhead, and other expenses such as bad debt expense, chargebacks for fraudulent transactions, and indirect taxes. We expect to incur additional general and administrative expense as a result of operating as a public company, including expenses to comply with Securities and Exchange Commission, or SEC, and stock exchange rules and regulations, as well as increased expenses for corporate insurance, director and officer insurance, investor relations, and professional services. We expect general and administrative expense to increase on an absolute dollar basis and will vary as a percentage of revenue from period to period over the short term and decrease over the long term.

Change in Fair Value of Redeemable Convertible Preferred Stock Warrant Liability

The change in the fair value of redeemable convertible preferred stock warrant liability consists of the net changes in the fair value of our outstanding warrants to purchase redeemable convertible preferred stock that are remeasured at the end of each reporting period. We will continue to recognize changes in the fair value of warrants until each respective warrant is exercised, expires, or qualifies for equity classification.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income on cash, cash equivalents, and restricted cash, net of interest expense and gains and losses on foreign currency transactions and balances.

Provision for Income Taxes

Provision for income taxes primarily consists of U.S. federal and state income and franchise tax, as well as international taxes as applicable.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net revenue	$141,689	$149,905
Cost of revenue(1)	112,998	109,798

Gross profit	28,691	40,107
Operating expenses:
Product development(1)	26,649	17,749
Sales and marketing(1)	57,845	20,037
General and administrative(1)	49,428	58,039

Total operating expenses	133,922	95,825

Loss from operations	(105,231)	(55,718)

Other income (expense), net

	Year Ended December 31,
	2019	2020
	(in thousands)
Change in fair value of redeemable convertible preferred stock warrant	5,181	(41,934)
Other income, net	1,538	655

Total other income (expense), net	6,719	(41,279)

Loss before provision for income taxes	(98,512)	(96,997)
Provision for income taxes	47	86

Net loss	$(98,559)	$(97,083)

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$699	$346
Product development	3,140	2,281
Sales and marketing	669	827
General and administrative	4,126	5,219

Total	$8,634	$8,673

The following table sets forth our results of operations as a percentage of net revenue:

	Year Ended December 31,
	2019	2020
Net revenue	100%	100%
Cost of revenue	80	73

Gross profit	20	27

Operating expenses:
Product development	19	12
Sales and marketing	41	13
General and administrative	35	39

Total operating expenses	95	64

Loss from operations	(74)	(37)

Other income (expense), net
Change in fair value of redeemable convertible preferred stock warrant	4	(28)
Other income, net	1	—

Total other income (expense), net	5	(28)

Loss before provision for income taxes	(70)	(65)
Provision for income taxes	—	—

Net loss	(70)	(65)

Comparison for the Years Ended December 31, 2019 and 2020

Net Revenue

	Year Ended December 31,
	2019	2020	2019 to 2020 $ Change	2019 to 2020 % Change
	(in thousands, except percentages)
Net revenue	$141,689	$149,905	$8,216	6%

Net revenue increased $8.2 million, or 6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was driven by an increase in our revenue from Marketplace Services and Protection Plan Services of $9.0 million primarily due to an increase in average net revenue per Day, driven in part by the introduction of the Turo Risk Score in April 2020 and a decrease in promotional credits provided to guests. Revenue from Marketplace Services and Protection Plan Services increased despite an 18% decrease in Days and a 4% decrease in Gross Booking Volume due to higher net revenue per Day that was due to the introduction of our Turo Risk Score, which also reflected adverse shifts in the distribution of the risk profiles as a result of riskier driving during the COVID-19 pandemic. This increase was partially offset by a decrease in valet fee revenue of $0.8 million due to the discontinuation of our valet program in January 2020, in which we collected fees from hosts for the facilitation of the pickup and drop off of vehicles at limited locations for guests.

Cost of Revenue

	Year Ended December 31,
	2019	2020	2019 to 2020 $ Change	2019 to 2020 % Change
	(in thousands, except percentages)
Cost of revenue	$112,998	$109,798	$(3,200)	(3)%

Cost of revenue decreased $3.2 million, or 3% for the year ended December 31, 2020 compared to the year ended December 31, 2019. There was a $5.5 million decrease in insurance related costs and a $2.3 million decrease in customer support costs, in each case driven by a decline in Days due to the COVID-19 pandemic. In addition, there was a $3.2 million decrease in costs from our valet program, which was discontinued in early 2020. These were partially offset by a $6.7 million increase in costs associated with our host protection program during the COVID-19 pandemic and a $1.4 million increase in amortization costs for internally developed software.

As a percentage of revenue, cost of revenue was 73% for the year ended December 31, 2020, compared to 80% for the year ended December 31, 2019. The decrease in cost of revenue as a percentage of revenue was driven by the introduction of the Turo Risk Score in April 2020, the discontinuation of our valet program, and a reduction in customer support and personnel-related compensation expenses primarily driven by COVID-19 related cost decreases and general increases in operating leverage as a result of scaling our business.

Operating Expenses

	Year Ended December 31,
	2019	2020	2019 to 2020 $ Change	2019 to 2020 % Change
	(in thousands, except percentages)
Product development	$26,649	$17,749	$(8,900)	(33)%
Sales and marketing	57,845	20,037	(37,808)	(65)
General and administrative	49,428	58,039	8,611	17

Total operating expenses	$133,922	$95,825	$ (38,097)	(28)%

Product Development

Product development expense decreased $8.9 million, or 33%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $7.2 million decrease in personnel-related compensation expenses, a $0.7 million decrease in third-party contractor expenses, a $0.5 million decrease in third-party software expenses, and a $0.5 million decrease in allocated overhead, all primarily due to temporarily lower headcount in 2020 related to the COVID-19 pandemic.

As a percentage of revenue, product development expense was 12% for the year ended December 31, 2020, compared to 19% for the year ended December 31, 2019. The decrease of product development expense as a percentage of revenue was driven primarily by headcount decreases as a result of COVID-19, which are expected to be largely temporary.

Sales and Marketing

Sales and marketing expense decreased $37.8 million, or 65%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $36.0 million decrease in marketing expenses and a $1.8 million decrease in third-party service provider expenses. In March 2020, driven by COVID-19 and related economic uncertainty and restrictions on travel and business, we temporarily paused our sales and marketing investments in new initiatives and our performance marketing spend.

As a percentage of revenue, sales and marketing was 13% for the year ended December 31, 2020, compared to 41% for the year ended December 31, 2019. The decrease of sales and marketing expense as a percentage of revenue was primarily driven by temporary COVID-19 related cost decreases in marketing activities and general increases in operating leverage as a result of increasing scale in our business.

General and Administrative

General and administrative expense increased $8.6 million, or 17%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $4.4 million increase in legal, tax, and regulatory expenses, which include litigation and settlement expenses and sales and indirect tax reserves, a $2.4 million increase in bad debt expense and chargebacks for fraudulent transactions, a $1.2 million increase in allocated overhead, and a $1.1 million increase in asset impairment. These increases were partially offset by a $0.7 million decrease in personnel-related compensation expenses. The increase in bad debt, chargebacks and asset impairment and the decrease in third-party service provider expenses primarily related to the impact of COVID-19.

As a percentage of revenue, general and administrative expense was 39% for the year ended December 31, 2020, compared to 35% for the year ended December 31, 2019. The increase of general and administrative expense as a percentage of revenue was driven by the increase in legal, tax and regulatory expenses, and to COVID-19 related increases in bad debt, chargebacks, and impairment charges, which are expected to be temporary.

Other Income (Expense), Net

	Year Ended December 31,
	2019	2020	2019 to 2020 $ Change	2019 to 2020 % Change
	(in thousands, except percentages)
Change in fair value of redeemable convertible preferred stock warrant	$5,181	$(41,934)	$(47,115)	(909)%
Other income, net	1,538	655	(883)	(57)

Total other income (expense), net	$6,719	$ (41,279)	$ (47,998)	(714)%

The loss on the change in fair value of our warrant liability increased by $47.1 million due to the increase in the fair value of the redeemable convertible preferred stock underlying our outstanding warrants during the year ended December 31, 2020 as compared to the changes in the fair value of the underlying redeemable convertible preferred stock during the year ended December 31, 2019.

Other income, net decreased $0.9 million, or 57% for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to a $0.9 million decrease in interest income from the reduced interest earned on our cash and cash equivalents and restricted cash balances.

Provision for Income Taxes

	Year Ended December 31,
	2019	2020	2019 to 2020 $ Change	2019 to 2020 % Change
	(in thousands, except percentages)
Provision for income taxes	$47	$86	$39	83%

Income tax expense is comprised of foreign income taxes and state minimum income and franchise taxes in the United States.

Liquidity and Capital Resources

Since our founding, we have generated negative cash flows from operations, and we have financed our operations primarily through the issuance of redeemable convertible preferred stock, debt issuances, and from revenue generated from sales. As of December 31, 2020, our principal sources of liquidity were cash and cash equivalents of $145.2 million, which consist of cash on deposit with banks as well as institutional money market funds. This balance excludes $33.5 million of restricted cash, which is pledged as security for letters of credit established by us for certain insurance policies and obligations under our facilities leases, and cash of $8.0 million as of December 31, 2020 that we held for bookings in advance of guests completing trips that we record separately on our balance sheet in funds held for hosts with a corresponding liability in funds payable to hosts.

We believe that our existing cash and cash equivalents balances are sufficient to fund our working capital needs for at least the next 12 months. Our future capital requirements will depend on many factors, including, but not limited to our growth, our ability to attract and retain hosts and guests, the timing and extent of spending or discounts or promotions to support our efforts to develop our platform, and the expansion of sales and marketing activities. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2019	2020
	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	$(65,584)	$(41,222)
Net cash used in investing activities	(4,894)	(4,248)
Net cash provided by financing activities	244,169	6,287

Effects of exchange rate changes on cash and cash equivalents	(8)	30

Net increase (decrease) in cash and cash equivalents	$ 173,683	$(39,153)

Operating Activities

During the year ended December 31, 2020, operating activities used $41.2 million in cash as a result of a net loss of $97.1 million, adjusted by non-cash charges of $55.4 million and an increase of $0.4 million from changes in our working capital. The non-cash charges of $55.4 million were primarily comprised of $41.9 million due to the revaluation of our preferred stock warrant liability, $8.7 million due to stock-based compensation, $3.0 million due to depreciation and amortization, and $1.8 million due to the loss on asset impairment and disposals. The increase of $0.4 million in our working capital was primarily due to an increase in accrued and other liabilities of $5.5 million due to physical damage accruals, an increase in insurance reserves of $4.1 million, and an increase in prepaid expenses and other current assets of $3.5 million due to increases in subrogation receivables and insurance premiums. The overall increase was partially offset by a decrease in accounts payable of $4.8 million primarily due to decreases in marketing spend, and a decrease in unearned fees of $1.2 million due to reduced trip activity related to COVID-19-related lockdowns.

During the year ended December 31, 2019, operating activities used $65.6 million in cash as a result of a net loss of $98.6 million, adjusted by non-cash charges of $3.7 million and an increase of $29.3 million from our net working capital. The non-cash charges of $3.7 million were primarily comprised of $6.7 million due to stock-based compensation and $1.6 million due to depreciation and amortization, partially offset by a gain of $5.2 million due to the change in fair value of our redeemable convertible preferred stock warrant liability. The increase of $29.3 million from our net working capital was primarily due to an increase in accrued and other liabilities of $9.6 million, an increase in insurance reserves of $9.2 million, a decrease in prepaid expenses and other current assets of $5.2 million, an increase in accounts payable of $3.5 million, and an increase in unearned fees of $2.6 million.

Investing Activities

During the year ended December 31, 2020, investing activities used $4.2 million due to the capitalization of costs related to the development of internal-use software of $4.1 million and the purchases of property and equipment of $0.1 million.

During the year ended December 31, 2019, investing activities used $4.9 million due to the capitalization of costs related to the development of internal-use software of $3.2 million and purchases of property and equipment of $1.7 million.

Financing Activities

During the year ended December 31, 2020, financing activities provided $6.3 million, primarily due to the issuance of a promissory note of $6.6 million, proceeds from the issuance of redeemable convertible preferred stock of $1.3 million, and proceeds from exercise of stock options of $1.1 million. The overall increase was partially offset by a decrease of $2.8 million due to changes in funds payable to hosts.

During the year ended December 31, 2019, financing activities provided $244.2 million, primarily due to the proceeds from the issuance of Series E and Series E-1 redeemable convertible preferred stock of $279.8 million, an increase in the funds payable to hosts of $2.8 million, and an increase in the proceeds from exercise of stock options of $1.3 million. The overall increase was partially offset by the repurchases of preferred and common shares of $39.6 million.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations(1)	$20,932	$3,777	$5,963	$6,761	$4,431
Promissory note(2)	6,573	4,747	1,826	—	—

Total	$27,505	$8,524	$7,789	$6,761	$4,431

(1)	Represents future minimum lease payments under non-cancelable operating leases.
(2)

Represents future principal payments under our Paycheck Protection Program, or PPP, loan as of December 31, 2020. In February 2021, we applied for forgiveness of this loan. While the entire loan was eligible for forgiveness, subject to the SBA’s final decision, we chose to repay the loan in its entirety in July 2021.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

In May 2020, we obtained a loan under the PPP, as authorized by the Coronavirus Aid, Relief, and Economic Security Act of $6.6 million to help pay for payroll, rent, and utility costs. This loan bears interest at a rate of 1.0% per year. In February 2021, we applied for forgiveness of this loan and were notified by the lending bank that that the full amount of the loan was eligible for forgiveness, subject to the U.S. Small Business Administration’s final decision. However, given our recent business performance, we repaid the loan in full in July 2021.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contingencies

We are involved in claims, lawsuits, indirect tax matters, and proceedings arising from the ordinary course of our business. Legal fees and other expenses associated with such actions are expensed as incurred. We record a provision for a liability when we determine that a loss-related matter is both probable and reasonably estimable. We disclose material contingencies when we believe that a loss is not probable but reasonably possible. These claims, suits, and proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Determining both probability and the estimated amount is inherently uncertain and requires making numerous judgments, assumptions, and estimates. Many of these legal and tax contingencies can take years to resolve. Should any of these estimates and assumptions change or prove to be incorrect, it could have a material impact on our results of operations, financial position, and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Transaction Exposure

We transact business in U.S. dollars, British pounds, Canadian dollars, and Euros and have revenue and costs denominated in these currencies. This exposes us to the risk of fluctuations in foreign currency exchange rates. Changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statements of operations, which are included elsewhere in this prospectus. A continued strengthening of the U.S. dollar would reduce reported revenue and expenses from our international businesses.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our foreign subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss), which is part of stockholders’ deficit.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the Jumpstart Our Business Startups Act, or JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended; reduced disclosure obligations regarding executive compensation in our periodic reports, registration statements, and proxy statements; and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our financials are described below.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606, which we adopted as of January 1, 2020 on a full retrospective basis. We generate revenue from Marketplace Services and through offering Protection Plan Services. We consider both hosts and guests to be our customers.

Marketplace Services revenue consists of service fees, net of incentives and refunds, charged to our customers. We experience a difference in timing between when a booking is made and when we recognize revenue, which occurs at the time of check-in for the reservation. We charge service fees to our customers as a percentage of the value of the total booking, excluding taxes. We collect both the booking value from the guest on behalf of the host and the applicable guest fees owed to us using the guest’s pre-authorized payment method. After the trip is complete, or on a weekly basis if the trip is longer than a week, we, or our third-party payment processors, disburse the booking value to the host, less the fees due from the host to us.

We evaluate the presentation of revenue on a gross versus net basis based on whether or not we are the principal in the transaction (gross) or whether we arrange for other parties to provide the service to guests and are the agent (net) in the transaction. We determined that we do not establish pricing for vehicles listed on our platform and do not control the right to use the host’s vehicle either before or after completion of a trip booked on our platform. Accordingly, we concluded that for accounting purposes we are acting in an agent capacity and revenue is presented net, reflecting the service fees received from our customers to facilitate bookings of vehicles.

Marketplace Services revenue is presented net of certain payments we make to customers as part of our referral program, which was phased out in the middle of 2019, and marketing promotions, collectively referred to as our incentive programs, as well as refund activities. The payments are generally in the form of coupon credits to be applied toward future bookings or in the form of cash refunds. We encourage the use of our platform and attract new customers through our incentive programs. Under our referral program, the referring party, or referrer, earned a coupon when the new host or guest, or referee, completed their first trip on our platform. We recorded the incentive as a liability at the time the incentive was earned by the referrer with the corresponding charge recorded to sales and marketing expense. Any amounts paid in excess of the fair value of the referral service received were recorded as a reduction of revenue. Through marketing promotions, we issue customer coupon credits to encourage the use of our platform. After a customer redeems such incentives, we record a reduction to revenue at the date we record the corresponding revenue transaction. From time to time, we issue refunds to customers in the form of cash or credits to be applied toward a future booking. We reduce the transaction price by the estimated amount of the payments by applying the most likely outcome method based on known facts and circumstances and historical experience. These refunds are recorded as a reduction to revenue.

We also offer hosts and guests Protection Plan Services. Amounts charged for Protection Plan Services, or Protection Plan Fees, vary based upon the selections made by the host and guest related to the allocation of responsibility for physical damage to the host’s vehicle. We collect Protection Plan Fees from the guest up front at the same time the service fees are collected. We provide Protection Plan Services over the duration of the trip, and therefore revenue is recognized ratably over the trip period. Because we generally bear the risk of loss or damage to the host’s vehicle subject to the provisions and exclusions of our terms of service, we are the principal in the transaction as it relates to the Protection Plan Services. Accordingly, revenue for Protection Plan Services is presented on a gross basis.

Stock-Based Compensation

We have granted stock-based awards consisting primarily of stock options to employees, members of our board of directors, and non-employees. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires certain subjective inputs and assumptions, including the fair value of our common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our common stock. The fair value of stock options is recognized as stock-based compensation expense on a straight-line basis over the requisite service period. We estimate forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “—Valuation of Common Stock” below), are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock as discussed in the section titled “—Valuation of Common Stock” below.

•	Expected Term. The expected term of our options is estimated using the simplified method permitted under guidance of the SEC.

•

Expected Volatility. As we do not have a trading history for our common stock, the expected volatility of our stock price is derived from the average historical volatility for industry peers that we consider to be comparable to us, over a period equivalent to the expected term of our stock option grants.

•	Risk-free Rate. The risk-free interest rate is based on the yields of the U.S. Treasury securities with maturities similar to the expected term of each of our option awards.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ significantly compared with awards granted previously.

Valuation of Common Stock

In the absence of a public trading market, the fair value of our common stock was determined by our board of directors, with input from management. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	independent third-party valuations of our common stock;

•	the prices at which others have purchased our redeemable convertible preferred stock and common stock in arm’s-length transactions;

•	the prices, rights, preferences, and privileges of our preferred stock relative to our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	valuations of comparable companies;

•	market performance of comparable publicly traded companies;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market conditions;

•	industry information, such as market growth and volume and macro-economic events; and

•	the U.S. and global capital market conditions.

To determine the fair value of our common stock, we first determined our enterprise value and then allocated that enterprise value to our common stock and common stock equivalents. Our enterprise value is typically estimated using a weighted combination of an income approach and a market approach. The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company. We then apply multiples to our operating data to arrive at a range of indicated values of the company.

For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market approach. The financial forecast considered our past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

We use the option pricing model, or OPM, to allocate the enterprise value to outstanding common stock, preferred stock, preferred warrants, and equity awards. For each potential scenario, the expected future value was then discounted to a present value using an appropriate risk-adjusted discount rate.

After the allocation to the various classes of stock, a discount for lack of marketability, or DLOM, is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In making the final determination of common stock value, consideration is also given to the recent sales of common stock.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Insurance Reserves

We use a combination of third-party insurance, self-insured retentions, a captive insurer, and reserves to manage risks arising from trips, including potential liabilities to customers and third parties for personal injury and property damage. Our insurance reserves represent the estimated ultimate cost for claims incurred but not paid and claims that have been incurred but not yet reported and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. These estimates are continually reviewed and adjusted as experience develops and new information becomes known.

Liability insurance claims may take several years to completely resolve, and we have limited historical loss experience. Because of our limited operational history, we make certain assumptions based on currently available information and industry statistics and utilize generally accepted actuarial methods to estimate the reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, economic and healthcare cost trends, and the results of related litigation. Further, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Accordingly, actual losses may vary significantly from the estimated amounts reported in our financial statements. Reserves are continually reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ materially from our estimates, which could result in losses over our reserved amounts.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, see Note 1 to our consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Mission and Vision

Our mission is to put the world’s 1.5 billion cars to better use. Our vision is that wherever you are, you can book the perfect vehicle for your next adventure from a trusted Turo host.

Overview

Turo is the world’s largest car sharing marketplace where guests can book any car they want, wherever they want it, from a vibrant community of trusted hosts. Whether they’re flying in from afar or looking for a car down the street, searching for a rugged truck or something smooth and swanky for a once-in-a-lifetime event, guests can take the wheel of the perfect car for any occasion, while hosts can take the wheel of their financial futures by sharing their underutilized personal vehicles or building an accessible, flexible, and scalable car sharing business from the ground up. Turo is home to a supportive and collaborative community that shares thousands of vehicles across the United States, Canada, and the United Kingdom. As of                          , 2021, we had over                         active hosts and                             active guests from around the world participating in our marketplace.

We are pioneering a new category of transportation, advancing the next era of personal mobility by connecting consumers with a vast network of privately owned vehicles. Cars remain the preferred means of transportation for short-, medium-, and long-duration trips across a variety of use cases, but traditional mobility options do not provide adequate and efficient access for consumers to vehicles. The peer-to-peer car sharing opportunity Turo delivers to consumers provides a more convenient, economically efficient, and environmentally and socially responsible way to access a vastly wider selection of vehicles compared to traditional car ownership and car rental.

Our platform unlocks peer-to-peer car sharing through technology—a seamless, simple platform that connects hosts and guests and enables them to transact in a trusted, safe environment. With Turo, hosts can quickly list vehicles, adjust their availability, and dynamically modify prices to access the unique demand patterns in their market. Guests can search by location, type, price, use case, and many other categories to find the perfect vehicle for their needs. Our platform supports a variety of use cases—from the minivan for the family road trip, to the convertible for the long-awaited beach getaway, or a simple vehicle for escaping the city grind. Built-in messaging, payments, fraud detection, the proprietary Turo Risk Score, and host and guest protection plans are designed to deliver a safe transaction and experience for our community.

We have experienced rapid growth since our launch in 2010. Our business model has proven to be resilient throughout fluctuations in travel trends and economic climates as our marketplace dynamically adjusts to the needs of our hosts and guests. With the reopening of regions and economies as the severity of the COVID-19 pandemic subsides in the geographies in which we operate, we have seen increased demand for bespoke and safe forms of transportation, as well as increased supply from hosts, showing that Turo can uniquely serve and elevate our entire community, both hosts and guests. In 2020, we generated net revenue of $149.9 million, representing 6% growth from $141.7 million in 2019, and a net loss of $97.1 million during 2020, down from $98.6 million in 2019. We continue to improve the efficiency of our marketplace, and generated adjusted EBITDA of $(42.2) million and $(94.5) million in 2020 and 2019, respectively.

Industry Background

We believe there are several seismic shifts in consumer behavior underway that are fueling our long-term opportunity.

Entrepreneurship Is on the Rise with a Focus on Utilizing Idle Assets and Skills

Technology has created opportunities for entrepreneurial individuals to start their own businesses by monetizing their own skills, time, and existing assets. For example, vacation rental businesses exist in nearly every vacation market, with individuals sharing their homes and improving the utilization of these assets, while also generating a meaningful additional income stream. In addition, e-commerce platforms enable individuals to sell their one-of-a-kind creations and wares to buyers who value the small-batch, small business-empowering product offerings. The rapid increase in flexible work arrangements and working from home is leading more and more individuals to start businesses and supplement their income by utilizing their skills and providing access to assets they already own.

On-Demand, Mobile-First Services Have Changed Consumer Engagement

The proliferation of mobile applications has led consumers to demand convenience and ease of use, with access to services whenever they want and wherever they are. From grocery and food delivery, to meeting with a doctor or healthcare provider remotely through digital channels, consumers increasingly place a premium not just on the ability for their needs to be met instantly, but also on the breadth and depth of choice available to them as part of these on-demand services. Successful modern businesses reach and engage consumers through mobile-first technologies, providing an on-demand, real-time, and dynamic experience that adjusts to the consumer’s changing needs.

Consumer Preferences Are Shifting to Unique Experiences

While consumers are increasingly relying on mobile channels and expecting on-demand access, there is a concurrent trend in which consumers favor and seek unique, bespoke products and services. Many consumers favor the exclusive, hard-to-get items over the mass-produced, and choose affordable customized experiences over commoditized or one-size-fits-most options. For consumers, the joy of discovery is dynamic, and the experiences they are looking for change day to day. This trend extends across many consumer-facing industries, from restaurants to e-commerce to travel. In each of these industries, the result has been new income-generating opportunities for those who can supply these unique products and services.

Cars Are Increasingly Expensive Underutilized Assets

Owning a car creates powerful economic advantages for individuals and families. According to an article published in the Journal of Planning Education and Research, owning a car has been among the most powerful economic advantages a family in the United States can have. However, owning a car is expensive. A car’s value depreciates rapidly, and automobile insurance and maintenance are costly. Based on data from Kelley Blue Book, between 2016 and 2021, new car values increased 21%. These rising prices have led to increasing consumer debt, further stretching the affordability of these vehicles. For example, the total dollar value of motor vehicle loans outstanding has increased 72% from $718 billion in 2010 to $1.2 trillion as of the first quarter of 2021, according to data from Federal Reserve Economic Data. In addition, consumers are increasingly aware that personally owned vehicles sit idle most of the time—95% of the time, according to an MIT Senseable City Lab publication in August 2018—and so today’s consumers are more open to alternative modes of transportation. The array of affordable, widely available mobility options born out of on-demand and increasingly ubiquitous mobile services make car ownership a less essential proposition, and also serve to level the economic playing field, increasing access to transportation options for anyone with a mobile device.

Mobility Is Changing as Consumers Today Have More Options

The ability to access services anywhere, anytime, through mobile devices and connectivity, has rapidly expanded the availability of mobility choices for consumers. This new world of mobility is the result of converging forces, defined by personal car ownership being replaced or complemented by services that provide access to transportation on demand. Shared mobility services have now become firmly integrated into urban transportation systems across the globe. Car sharing, scooter sharing, bike sharing, ride sharing/transportation network companies, or TNCs, and other systems now offer urban travelers access to transportation services that had long been only possible through personal vehicle ownership. These new services are helping to facilitate a shift towards mobility solutions that favor access over ownership and enable a paradigm where consumers have even more flexibility to choose how they want to move through the world and can even choose to forego car ownership completely if they so choose.

Limitations of Current Mobility Solutions

As consumer preferences shift towards on-demand access to mobility as a complement to car ownership, the limitations inherent in existing mobility solutions have become more apparent.

Ride Sharing Solutions Serve Limited Use Cases. Ride sharing solutions support limited use cases, largely centered around point-to-point mobility. Ride sharing at its core does not scale to accommodate travel behavior or requirements beyond commuting and intra-urban mobility. While an incredibly effective method for urban transportation, eliminating the need for parking, enabling carpooling, and decreasing congestion, ride sharing is expensive, and therefore does not unlock travel-oriented use cases. The cost per mile for ride sharing services varies based on vehicle type and location. For example, in the Denver region, according to The Mountain-Plains Consortium, or MPC, passenger cost per mile is on average $2.50 per mile with a median of $3.19 per mile after considering total fare, tolls, fees, gratuity, and travel distance. As such, ride sharing does not support exploration or other unique experiential needs of consumers and travelers; the economic viability of ride sharing for users diminishes rapidly with longer distance, longer duration trips, family trips, and trips to areas or regions with less passenger demand.

Car Rental Services Offer Commoditized, Cumbersome Experiences. While car rental solutions provide more individual flexibility than ride sharing, the existing car rental industry does not adequately solve the ever-changing needs of the consumer. Car rental services do not provide a consumer-friendly approach—they’re frequently tethered to airports, long lines, and wait times, with generic and unpredictable inventory. For the urban options offered by car rental companies, the location and timing constraints can be significant limitations for customers. This lack of focus on, and care for, the customer is evidenced by their low net promoter scores—according to XM Institute’s annual net promoter score benchmark study, the car rental industry’s average customer net promoter score is -7 (out of a maximum of 100).

In addition, in today’s economy, large rental car businesses tend to follow a model that involves purchasing fleets of commodity vehicles, often sales-tax-free and at a wholesale discount from original equipment manufacturers to rent to customers. Rental car companies then sell these fleets once the assets have depreciated; in response to the COVID-19 pandemic, many rental car companies sold fleets to pay off debts without replenishing their inventories, resulting in a shortage of vehicles and high prices as different regions reopened their economies. This creation of high vehicle turnover contributes to significant waste, inefficiency, and pollution, with fleet turnover every 1-2 years. Yet, even with this high turnover, rental car companies are hamstrung when trying to be nimble and meet changes in demand.

Personal Car Ownership Is Costly and Inefficient. The costs associated with car ownership vary greatly based on the usage of the vehicle—according to the American Automobile Association, or AAA, for a medium-sized sedan that is driven 15,000 miles per year, the cost per mile is approximately $0.58 per mile. This includes all costs, such as license registration and taxes, insurance, maintenance, and financing. For vehicles that are driven fewer than 15,000 miles per year, such as luxury or specialty cars, this cost increases considerably. In addition to these fixed costs, traditional car ownership limits the use cases available to a household to those expressly serviced by their owned vehicle. For example, moving, grocery shopping, commuting, and taking a family trip to the beach or to the mountains all have different optimal solutions, but the traditional car ownership model limits the use cases readily available to a given household. Car owners can benefit from a way to offset the costs of car ownership, make it sustainable, and increase its efficiency, while being empowered to own fewer vehicles.

Turo—Pioneering a New Category of Transportation

We have created the world’s largest car sharing marketplace. Our peer-to-peer platform connects hosts and guests through our marketplace and is designed to enable guests to book the perfect vehicle for any occasion from our trusted community of hosts. We are the leader in this new way to access vehicles, with over                          active hosts and                         active vehicle listings in over                 cities as of                         , 2021. We count the number of active hosts and active vehicle listings as hosts and vehicle listings, respectively, with at least one completed day of a booking in the trailing 12-month period.

We strive to make it easy for our hosts to earn money from their vehicles and for guests to find the perfect vehicle for their next trip. Hosts are our asset owners and deliver differentiated experiences and hospitality to our guests. Our platform avoids the capital intensity and asset-based limitations of the rental car and fleet-based car sharing industry, while providing low-cost access for individual car owners to earn extra income by sharing their vehicles through our marketplace. As a result, our platform is dynamic, as hosts can change the availability, cost, or selection of vehicles to satisfy guest demand. Guests choose from a diverse and robust selection of cars. Since the vehicle they choose is provided by a host, the guest can be confident that the specific car that they booked is the exact car they will drive off in, increasing guest satisfaction. Additionally, our hosts can offer various pick-up locations, as well as optional “Extras,” such as unlimited mileage, pre-paid refueling, bike and ski racks, camping equipment, and more to make the experience more convenient for the guest.

Guests book cars on our platform for a variety of use cases, and we open up new, longer duration forms of travel. We estimate that in the              months ended                          , 2021, approximately         % of all total days booked by our guests on our platform (net of days canceled in that period), or Days, were part of bookings days in length, and approximately          % of Days were part of bookings greater than or equal to                 days in length. We have seen an increase in trip length over the past two years, with Days booked as part of trips three to six days in length having increased from approximately 40% of Days in the year ended December 31, 2019. This highlights the variety of use cases, including longer duration travel, supported by our platform.

Our Hosts

As of                          , 2021, over                         active hosts use our platform to power over                         active vehicle listings. Our platform is designed for entrepreneurs of all sizes, from individuals looking to offset the cost of car ownership, to professional hosts seizing the opportunity to build scalable, accessible, and flexible businesses atop our platform. Our platform enables hosts to utilize their idle vehicles to generate income without being perpetually present in the vehicle to benefit from our platform. Our hosts generally fit into one of the three following categories:

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Consumer Hosts. Consumer hosts typically share one or two cars with the goal of offsetting car ownership costs. Hosting on our platform often enables consumer hosts to earn extra income to afford their dream car, or to monetize vehicles they already own.

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Small Business Hosts. Small business hosts typically share three to nine cars with the goal of generating secondary income to build wealth and pay for life’s expenses. They’re often car enthusiasts who love cars, and love to share cars with like-minded enthusiasts to be able to afford their dream cars themselves. We give these budding business builders an entry point to entrepreneurship by providing them with the tools and resources they need to build a small, successful portfolio of cars to share on our marketplace.

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Professional Hosts. Professional hosts typically share 10 or more cars, often as their primary income source and may choose to invest in, and in many cases have invested in, resources like employees and parking to support their operations. Some professional hosts are car dealerships whom we empower to tap into our global network of millions of prescreened guests, thereby increasing their fleets’ utilization rates and opening up their services to more audiences.

Many of our small business and professional hosts started their journey with us as consumer hosts and scaled their businesses as they have success on our platform. In addition, we enable commercial vendors to rent out their cars through our marketplace. Because these vendors already offer end-to-end rental car services, they do not receive all of our value-added services, such as protection plans. In this prospectus, our references to hosts do not include these commercial vendors, which have generated less than 1% of revenue in each of the last two fiscal years.

How Our Platform Supports Hosts

Our platform provides the software and services to help our hosts of all sizes thrive, including easy-to-use desktop and mobile websites and native iOS and Android applications, insurance and protection, and safety and support. We continue to innovate and expand our platform capabilities to better help our hosts throughout the entire hosting lifecycle:

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Onboarding and Listing. Our platform is designed to make it simple and intuitive for a host to sign up, verify their account, and create an attractive listing. Insurance comes standard, and protection plans for hosts are bundled into the sign-up flow.

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Listing Management. We provide a suite of software products that enable hosts to easily and intuitively manage their listings, including an availability calendar and settings, messaging, pricing and trip settings, remote and in-person check-in and checkout options, earnings payments, and post-trip incidental payments.

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Pricing Optimization. Our technology platform enables analytics and data-driven decision making, empowering hosts to determine the optimal price for their cars. Our capabilities include dynamic options such as calendar-based pricing and automatic pricing, allowing hosts to improve their monetization. We also provide tools for hosts to customize their promotions, such as discounts for long-duration trips, early bookings, and repeat customers, and offer optional Extras, such as prepaid refueling, unlimited mileage, bike and ski racks, and camping equipment. Hosts can list their vehicle for pickup at their home, office, popular locations such as hotels and transit hubs, or they can offer their guests the opportunity to designate a convenient location for delivery right to the guest.

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Scaling. We provide hosts who are interested in scaling their Turo business with business management capabilities that enable them to grow, such as performance tracking analytics, training guides in the Host Tools hub, and earnings estimates via the Turo Carculator. Some hosts also receive access to financing partnerships, multi-car insurance options, and account management.

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Insurance and Protection. We make it simple for hosts to select protection plans, which creates peace of mind. All host plans automatically include liability insurance from third-party insurance providers such as Liberty Surplus Insurance Corporation (a Liberty Mutual Group company), or Liberty Mutual, Intact, ICBC, and Allianz, and choices of physical damage contractual reimbursement from us or physical damage insurance from our insurance providers (depending on the jurisdiction), as well as roadside assistance.

•	Safety and Support. We offer differentiated timely support to our hosts, including trust and safety verification of guests, roadside assistance, and billing and payment disputes.

Commercial vendors also benefit from our onboarding and listing, listing management, pricing optimization, and scaling tools, in addition to certain support services.

In addition to the above platform capabilities, we reward our top performing hosts by including them in our Power Host program and/or awarding them an All-Star Host badge, which can include benefits such as boosted listing visibility, special access to host marketing promotions, account management, and priority support.

Benefits to Hosts

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Income Generation. With over                     active guests on our platform as of                         , 2021, we provide hosts with access to a highly engaged customer base. We count the number of active guests as guests with at least one completed day of a booking in the trailing 12-month period. Hosts are empowered to transform their assets into earning engines, dramatically improving the economics of car ownership, without needing to spend hours behind the wheel in order to monetize their asset. Our platform supports a spectrum of hosts, from individuals to small business operators. Consumer hosts can offset the cost of ownership of their car, or even stretch and buy their dream car, while entrepreneurs can start their own businesses and share dozens of vehicles. Hosts of all sizes have earned more than $                        in the aggregate on our platform since inception. A 2019 study by the Chaddick Institute for Metropolitan Development at DePaul University that we commissioned found that a low-income family in Illinois making $40,000 annually will increase household income by 6% and cash flow by upwards of 8% by sharing a vehicle 90 days annually on our platform. The study found that the average trip increases the host’s net income, resulting in a net profit (margin) to hosts of approximately 66% of the list price per day, an estimate that excludes non-monetary factors, such as time spent serving guests.

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Scalability and Flexibility. Our hosts benefit from the ability to build, maintain, or grow a scalable, flexible business through increasing the utilization of their vehicles while maintaining full ownership. Hosts can choose how often to make their car available and at what price, and value the ability to earn income or offset the cost of car ownership around their personal needs and interests. Small business and professional hosts with multiple vehicles can choose the size of their portfolio, how much time they are ready to commit, and how much to reinvest their earnings in growing their business.

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Ease of Use. We make it easy for hosts to manage their entire business. Signing up and onboarding are simple on our platform. Once set up, hosts can easily access their Host Hub to manage all aspects of their experience. Our user interface is elegant and intuitive and is backed by our powerful technology infrastructure that enables access and functionality on the go.

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Trust and Safety. Our platform and community are built on trust and safety. Our robust platform facilitates secure transactions and interactions with guests. Other than trips booked with commercial vendors, all trips on our platform are insured by top-tier insurance providers, including Liberty Mutual, Intact, ICBC, and Allianz, providing hosts with peace of mind. In addition, guests are screened at checkout, and since April 2020, our proprietary Turo Risk Score influences fees charged to each trip in the United States in order to mitigate unsafe behavior. We also offer the ability for the community to provide ratings and reviews to increase the trust in using our platform.

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Support. Hosts benefit from the variety of support services we offer. We provide hosts with the tools to grow on our platform, including advanced analytics and marketing and advertising support. Hosts value the support of the close-knit community of fellow hosts that we foster on our platform. We also offer customer support in the United Kingdom and Canada, 24/7 customer support in the United States, and access to roadside assistance for hosts and their guests to ease the process when the unexpected happens. We continually invest in product innovation designed to deliver a seamless experience for hosts.

Our Guests

Over                      guests booked over                 Days on our platform over the 12 months ended                         , 2021. We serve their unique needs across a broad spectrum of use cases, including:

•	Local getaways

•	Destination vacations

•	Business travel

•	International travel

•	Car repair replacement

•	Flexible month-to-month access

•	Hyperlocal, instant access

•	Try-before-you-buy extended test drives

•	Dream drives in specialty, exotic, and classic cars

•	Upgraded trips with upscale and luxury cars

•	Outdoor adventures in camper and conversion vans

•	Moving and running errands in trucks and vans

How Our Platform Supports Guests

Our platform provides several capabilities designed to best serve our guests:

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Inspiration and Discovery. Many guests come to our platform to get inspired. We make it easy to search vehicles based on type, location, availability, ratings and reviews, and even use case, enabling guests to discover the perfect vehicle for any occasion.

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Secure Booking. Guests book and pay for trips directly through our platform. Our booking flow is simple and easy to navigate, providing guests with clarity and visibility into cost, Extras, and “rules of the road.” Guests are able to quickly upload their profile photo, driver’s license, phone number, and preferred payment method in a secure environment. We accept payment in-app via credit or debit card or digital payment alternatives like Apple Pay, Google Pay, and Revolut. As part of our secure booking, guests can easily select a protection plan for peace of mind. Either way, all guests who book with a host receive insurance coverage whether or not they select a protection plan.

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Messaging. Guests can securely and directly message their host from our mobile application. Arranging pick-up, delivery, or other details within the app enables us to protect both our guests and our hosts and create a positive experience for both.

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Trips. Guests can view their upcoming and past trips within the app and can extend a trip or even rebook a favorite vehicle based on past activity. Guests can also check in and out of their trips seamlessly in-app and, for many makes and models, can access and unlock the vehicle right from our mobile application using Turo Go, a feature that leverages remote unlocking technology to enable contactless interactions. For hosts who are delivering their cars to their guests, they have the option to share their location with their guests via the app, so guests know in real time how far away their host is.

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Support. We provide access to detailed frequently asked questions, or FAQs, as well as the ability to report damage or request roadside assistance, directly through our website or apps. We also provide clear instructions on how to change or cancel a trip and arrange delivery, as well as other policies to enhance the guest experience.

Benefits to Guests

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Access and Availability. Guests benefit from access to a vehicle when and where they want it, without the need for ownership. Our hosts offer vehicles in thousands of locations across a broad geographic footprint, and guests have the option to have vehicles delivered to their doorstep. Without the traditional limitations of a physical retail or parking footprint, vehicles shared by hosts can be found broadly throughout the geographies in which Turo is available—nearly every block in some neighborhoods — corresponding to thousands of vehicle options that can be accessed wherever guests need them. This access is further enhanced by the robust delivery options that hosts offer to their guests; in the                  months ended                         , 2021,             % of our trips included delivery to the guest. We offer features that allow guests to access vehicles as quickly as possible, including “Book instantly” and Turo Go. Guests can find and access vehicles nearby at compelling rates; hosts offer vehicles for a spectrum of budgets. On our platform, guests can access an extraordinary variety of makes and models, including unique vehicles found on no other platform.

Our hosts’ cars are everywhere people are. In San Francisco and the Phoenix and Miami metropolitan areas, we have cars available in every area of the city and surrounding areas, with more reach and density compared to rental car companies.

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Choice. Our hosts offer an expansive selection of vehicles for guests, with                  makes and models available on our platform. The vast selection of vehicles offered by our hosts far surpasses the selection offered by rental companies. With Turo, the car you book is the car you get, whereas with rental car companies, the car you get is often whatever car they have in stock within the category you selected when booking. We support a diversity of use cases, ranging from a truck to help on moving day, to a swanky exotic for a luxurious weekend away, to a classic cruiser for a picture-perfect road trip, or an economical commuter car to help you get where you’re going. Guests can choose from myriad variations of makes and models, including the type of trim or an eco-friendly vehicle, to suit their preferences.

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Trust and Safety. Guests can rely on our trusted platform. We have a secure payments network and a robust technology suite to coordinate safe interactions with hosts. Insurance is included for all trips with hosts if an accident with a third party does occur. We hold both hosts and guests to high standards of behavior and our experienced trust and safety team investigates and works to resolve any issues that arise.

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Personal Experience. Human connection is at the core of the Turo experience. As a peer-to-peer marketplace, we operate on the basic tenets of mutual respect, trust, collaboration, and belonging. For guests, booking with a host is engaging with a real individual, someone with a shared passion, hobby, or interest in the vehicles they offer. Hosts may offer local restaurant recommendations and must-see destinations to their guests, adding an extraordinary personal touch that is distinct from other transportation options that offer commodity vehicles owned by big corporations. This authentic, personal experience improves repeat usage and promotes evangelization of our community.

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Seamless Experience. Guests can access a hassle-free experience through our marketplace. Guests can book a vehicle, delivery, and Extras in minutes through the elegant user interface on our mobile app or web platform. Search and discovery, booking, and payment are all easy to navigate on our platform. After a booking is made, ongoing communication and management of the booking is also seamlessly coordinated using our easy-to-use app and technology tools. Our 24/7 customer support team is always accessible to hosts and their guests in the United States to handle their needs; internationally, there is 24/7 roadside support, and seven days/week extended business hours support for all other support needs. Our powerful app and technology platform drive the entire experience from booking to coordination to support.

Benefits to Local Communities and the Environment

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Economic Activity. Local communities benefit from the economic activity on our marketplace. As members of their local communities, hosts increase their income and spending power from bookings generated on our platform. By empowering hosts and enabling guests to access vehicles in their local communities, we help to perpetuate cycles of community investment and growth. A 2021 study we commissioned by The Center for Growth and Opportunity at Utah State University that evaluated over 1.5 million transactions across eight states plus Washington, D.C. found that Turo is disproportionately used by guests from minority neighborhoods, which benefits those local communities. Similarly, according to the study we commissioned in 2019 by the Chaddick Institute for Metropolitan Development at DePaul University, the financial benefits of sharing on our platform flow heavily to neighborhoods with above-average unemployment rates and minority populations, as well as households with more reliance on rental housing and public transit. This is largely due to the fact that peer-to-peer car sharing provides another source of income and can take place in communities with higher population density and opportunities for exchange, and considerable racial, ethnic, and economic diversity.

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Broad Access. Our platform is accessible to a broad range of guests, including those who may have traditionally struggled to afford a vehicle. The availability of Turo reduces car ownership dependency for these guests, who are better served by access to short-term car sharing rather than by making costly monthly payments to own or lease vehicles. By providing convenient access at numerous price points, we are growing on-demand vehicle access to an expansive range of guests. Hosts who want to own a car, but might not otherwise be able to afford one, can offset the costs of car ownership by sharing their vehicle with neighbors in, or travelers to, their community. Our platform also brings vehicles to communities that may lack an abundance of transportation options. These “mobility deserts” benefit from the increased access to vehicles to meet the needs of hosts and guests in the community.

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Environmental Stewardship. The expansion of our platform is designed to create environmentally friendly growth. We enable vehicle access on an as-needed basis to avoid the unnecessary environmental impact of every consumer striving to own a vehicle or multiple vehicles. In addition, starting on Earth Day in 2021, we became carbon neutral by offsetting an estimated 100% of carbon emissions generated by trips booked on the platform, as well as all emissions from our global office footprint. For every trip, we make an investment in projects addressing transportation and industrial emissions and agriculture forestry initiatives to reduce greenhouse gases worldwide. Also, by offering access to an extensive selection of energy-efficient vehicles, we contribute to sustainable vehicle use in local communities and help drive the adoption of electric vehicles. Electric vehicle owners are also able to reduce the high cost of entry with their car sharing income. Electric vehicle adoption on our platform is growing faster than electric vehicle adoption in the United States. As of April 2021, electric vehicles represented 7% of Turo vehicle listings, compared to under 2% of 2020 vehicle registrations in the United States, according to Fitch Solutions.

The Turo Flywheel Effect

Our platform benefits from the self-reinforcing value proposition between hosts and guests. Hosts are engaged with our brand and platform due to the unique income generation opportunity we provide, and they become increasingly engaged as they earn more. As existing hosts grow and new hosts join, our value proposition to guests strengthens as guests have access to a more unique selection of vehicles in more locations. The unique inventory of vehicles not available anywhere else, along with the seamless experience we offer guests, spur organic, word-of-mouth growth, and repeat behavior. Growth in demand leads to greater income opportunities for our hosts, which further strengthens our host value proposition and, in turn, encourages existing hosts to grow and new hosts to join. As we scale and continue improving our offering, our guests book more trips which we leverage to generate data that powers our machine learning algorithms, such as data-driven pricing, search results ranking, and vehicle recommendations. These algorithms improve our host and guest experience and make our business more profitable, resulting in reinvestments to further improve user experience and propel growth.

Capitalizing on the Shift in Consumer Travel and Transportation Preferences

We believe the last 18 months have accelerated the adoption of our platform and transition from other transportation services. We enable a variety of trip lengths and trip types, providing a platform customers can rely on for all types of transportation. Our marketplace has proved to be resilient and dynamic as consumer travel and transportation preferences have shifted to favor access to mobility solutions that meet their particular needs. According to research from Destination

Analysts, two-thirds of U.S. residents have taken a road trip during the COVID-19 pandemic, taking 2.5 trips per person on average. The increase in car-based travel has turbocharged our growth in awareness and market penetration. A large number of guests have been introduced to Turo for the first time, and we believe many will become loyal return guests through their experience on our platform. We believe the dynamic nature of our marketplace will allow us to continue to capitalize on the enduring trends driving the shift in consumer preferences through the COVID-19 pandemic and beyond.

Insurance Included

We have pioneered the offering of protection plans for hosts and guests that are seamlessly integrated into the Turo experience. Protection plans provide hosts with peace-of-mind to offer their vehicles on our platform and allow their guests to drive with the confidence of knowing their liability to third parties is insured by leading insurance companies such as Liberty Mutual, Intact, ICBC, and Allianz. We have made the ability to obtain protection easy, simple, and seamless for both hosts and guests. All trips provided by hosts are automatically insured by one of our third-party insurance providers. For example, all host protection plans in the United States come standard with $750,000 in third-party liability insurance from Liberty Mutual, as well as varying levels of contractual reimbursement from us for physical damage and theft — the level of physical damage reimbursement varies with the plan the host chooses. We reimburse the host for eligible repairs up to the actual cash value of the car, or $125,000, whichever is the lesser amount, subject to the terms of each plan. Similarly, all guests in the United States automatically receive at least the state-required financial responsibility limits (sometimes called “state minimum insurance”) with trips booked with hosts, regardless of whether they select a protection plan or not. Trips with commercial vendors, such as small rental car companies, are insured by the commercial vendors and their insurance providers.

Turo Risk Score

Since April 2020, every trip booked on our platform automatically generates a proprietary Turo Risk Score, which we use to promote responsibility and trust within our community. As of                          , 2021, we have collected data from over                  Days since inception to inform our proprietary Turo Risk Score algorithms. We leverage insights from this data to control for fraud, manage risk, and customize marketplace fees. We believe this contributes to better access for all trips, expanding the economic opportunity for hosts, and garnering deeper loyalty from the members of our community. The Turo Risk Score is designed to help ensure the economic viability of each trip booked on our platform. The more trips taken, the better we are able to refine our algorithms and continuously improve the accuracy of the Turo Risk Score to drive actionable insights that inform fees, inventory adjustments, trust and safety practices, and more.

Large Market Opportunity

Transportation is one of the largest household expenses—in 2019, households in the United States alone spent almost $11,000 per year on their mobility needs, according to the U.S. Bureau of Labor Statistics. We are the pioneer in peer-to-peer car sharing and we are helping to drive the global transition to a new world of mobility, which will make transportation more convenient, accessible, and economical. We have a substantial market opportunity in the growing car sharing economy. We view our revenue opportunity in terms of a serviceable addressable market, or SAM, which we believe we can address today, and a total addressable market, or TAM, which we believe we can address over the longer term. These market opportunity estimates are based on revenue potential and involve a number of estimates and assumptions, which are discussed in more detail below.

Serviceable Addressable Market (SAM)

We estimate our current SAM to be $144 billion, reflecting the revenue we could earn on our platform by monetizing the 736 billion miles from long-duration trips, which we define as trips of greater than 30 miles, in the United States, Canada, and the United Kingdom, which are the countries in which we operate on a peer-to-peer basis today. To calculate our SAM estimate, we apply the average percentage of our fees per trip to long-duration trip costs. We derive the long-duration trip costs by multiplying annual passenger vehicle miles traveled for long-duration trips by our estimated guest cost per mile of $0.46, $0.20, and $0.35 for the United States, Canada, and the United Kingdom, respectively, based on historical prices, fees, and fuel costs. We derive the number of passenger vehicle miles in our SAM by available country-level estimates of passenger vehicle miles traveled per car, based on data included in reports issued in 2020 by the International Road Federation, Geneva Switzerland (©IRF, 2020 World Road Statistics). We estimate that guests traveled approximately 388 million miles on our platform in 2020, implying a less than 1% penetration rate of our SAM.

Total Addressable Market (TAM)

We estimate our TAM to be $227 billion, using the same methodology as our SAM, including the potential opportunity from countries in Europe, Latin America, the Middle East, Australia, and South Africa as adjusted for the Organisation for Economic Co-operation and Development’s estimates of purchasing power parity, which is a given country’s purchasing power relative to U.S. purchasing power and utilizes cost adjustments relative to the United States, Canada, and the United Kingdom and exchange rates as of 2020. Over time, we believe that guests may increasingly use our peer-to-peer car sharing platform for trips greater than 30 miles as the cost of such trips, and ultimately the degree to which individuals choose to own their own vehicles, declines. As with SAM, we have excluded short-duration trips from our TAM to provide a more conservative view of our long-term opportunity. We estimate that our $227 billion TAM includes $133 billion in North America, $64 billion in Europe, and $30 billion in the rest of the world (which consists of selected countries in which we believe we have a medium- to long-term opportunity to onboard hosts).

Key Sources and Assumptions in Our SAM and TAM Estimates

We primarily address use cases that are fulfilled today by passenger cars for trips over 30 miles, given the cost and range of vehicle options in our marketplace, as demonstrated by historical usage patterns on our platform. We estimate that 27% of passenger vehicle miles are driven on trips that are over 30 miles, as illustrated in the table below, based on available data from the U.S. Department of Transportation collected between April 2016 and May 2017 and assuming the same distribution for countries outside of the United States. Therefore, based on this distribution, we estimate that our current SAM is 736 billion miles, of the 2.7 trillion vehicle miles traveled in the three countries in our current SAM and 1,178 billion miles, of the 4.3 trillion vehicle miles traveled in the countries in our current TAM.

In our SAM and TAM estimates we have assumed that every trip of greater than 30 miles has the potential to be driven as a trip on Turo, regardless of whether or not the vehicle is owned by the driver.

SAM Trips Breakdown			USA	UK	Canada	Total
	% of Trips Survey	% of Miles	Estimated Billion Miles (SAM)	Estimated Billion Miles (SAM)	Estimated Billion Miles (SAM)	Estimated Billion Miles (SAM)
Less than 15 miles	86%	47%	1,042	119	102	1,263
16 - 20 miles	5%	11%	246	28	24	298
21 - 30 miles	5%	15%	338	39	33	410
Greater than 30 Miles	5%	27%	607	69	59	736

Total	100%	100%	2,233	255	219	2,706

TAM Trips Breakdown			North America	Europe	Rest of the World	Total
	% of Trips Survey	% of Miles	Estimated Billion Miles (TAM)	Estimated Billion Miles (TAM)	Estimated Billion Miles (TAM)	Estimated Billion Miles (SAM)
Less than 15 miles	86%	47%	1,143	628	249	2,021
16 - 20 miles	5%	11%	270	148	59	477
21 - 30 miles	5%	15%	371	204	81	657
Greater than 30 Miles	5%	27%	666	366	145	1,178

Total	100%	100%	2,451	1,347	534	4,332

Our Competitive Strengths

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Unique, Exclusive Inventory. As of                         , 2021, the vast majority of the active vehicle listings on our platform are available only on our platform. Our hosts offer                  makes and models of vehicles through our platform in thousands of locations across the United States, Canada, and the United Kingdom. The diversity, breadth, and depth of our platform make us highly differentiated from competing offerings. Since the vehicle they choose is provided by a host, the guest can be confident that the specific car that they booked is the exact car they will drive off in, increasing guest satisfaction.

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Marketplace Density. The scale and density of vehicles offered by our hosts enhances our guest value proposition through increased coverage and better service delivery. Hosts offer a wide variety of vehicles in thousands of locations across a broad geographic footprint, and guests have the option to have vehicles delivered to their doorstep. Without the traditional limitations of a physical retail or parking footprint, vehicles shared by hosts can be found broadly throughout the geographies in which Turo is available, on nearly every block in some neighborhoods, corresponding to thousands of vehicle options. On our platform, guests can access greater variety and similar or better-quality vehicles as compared to other transportation options. This broad selection enables us to provide extensive choices to guests, and better allows guests to make informed decisions regarding their booking.

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Compelling Value. We offer a better economic value than many other transportation solutions. For example, the cost per mile of owning a medium-sized sedan in the United States that is driven 15,000 miles per year is approximately $0.58 per mile, including fuel, license registration and taxes, insurance, maintenance, and financing costs, according to AAA. These costs do not include the cost of parking, which increases the cost of car ownership, particularly in urban areas. Ride sharing is typically more expensive; for example, in the Denver region, according to the MPC, passenger cost per mile is on average $2.50 per mile with a median of $3.19 per mile after considering total fare, tolls, fees, gratuity, and travel distance. The same vehicle would cost guests only approximately $         per mile on Turo, after including incidentals and fees but excluding sales tax, based on data for the              months ended                         , 2021. Guests on Turo also benefit from the improved flexibility, experience, and the selection our platform provides, which includes premium and specialty vehicles that are hard to find elsewhere, compared to other transportation solutions.

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Innovative, Custom-built Platform. Our technology platform is designed to serve the unique needs of our key customers. We have purposely built our technology infrastructure and mobile apps to empower hosts and guests with specific features to directly address their needs. For hosts, our robust offering provides an entrepreneurial platform to build their businesses. Our offering includes listing assistance, pricing tools, integrated payments, community support, reviews and feedback, and multiple support communication channels, among other things. Guests benefit from seamless applications to search, discover, book, and experience a vehicle when they need it.

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Proprietary Data and Machine Learning Driven Insights. Our proprietary data gleaned from well over a billion driving miles and millions of trips since inception allows us to develop and refine our proprietary Turo Risk Score, continuously improve our offering, provide personalization, and optimize the economics in an intelligent manner. The unique Turo Risk Score capability, built on machine learning algorithms, enables us to implement real-time, risk-based optimizations of our offering that help ensure the economic viability of each trip.

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Engaged Community and Powerful Brand. We have a highly engaged community of hosts and guests that create dynamic, differentiated experiences for each other. The uniqueness of our offering has created strong brand advocates who are loyal to our platform, drive word-of-mouth growth, and take repeat trips with increasing frequency. In 2020, 89% of our site traffic was organic and approximately 61% of Days were generated from bookings by repeat guests.

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Culture and Team. We have a world-class team and culture aligned around our mission to put the world’s 1.5 billion cars to better use. Our core management team has deep expertise across disciplines and lives the values of the organization that perpetuate our strong culture. For example, our CEO is one of our All-Star Hosts, with almost a decade of activity on our platform, and many of our employees are also All-Star Hosts. Our culture has received numerous recognitions externally and contributes to our ability to attract and retain premier talent across functions including product, engineering, marketing, sales, and government relations.

Our Growth Strategy

Key elements of our growth strategy include:

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Innovate on Our Platform. We are highly focused on removing friction from our marketplace and making it easier for hosts to earn income from their vehicles and guests to access the perfect vehicle. We intend to continue to invest in our technology platform to make the complicated aspects of engaging with the marketplace dramatically easier. We aim to offer new and enhanced features to expand the value we provide to both hosts and guests engaging with our platform, as well as improve the efficiency and effectiveness of our operations. As we invest in our platform, we intend to make it easier for hosts to list their vehicles, automate pricing and onboarding workflows, and even provide assistance with vehicle management and suggested maintenance through our software. As we improve the support we provide to hosts, this will attract more hosts to our platform and enable them to deliver high-quality experiences to guests.

•

Grow Supply and Unlock New Use Cases. We plan to continue growing our host community, expanding our unique selection of vehicles, and unlocking new use cases. We intend to invest in research and development to continue introducing new features and services for hosts that make it easier for them to grow their income and operate profitably on our platform. In addition, we plan to invest in sales and marketing to expand our supply globally and across more vehicle categories and use cases. We primarily exist in four-wheel vehicle categories today, and there is a plethora of vehicle categories we could expand into that would serve a multitude of additional use cases. Our long-term vision is to drive a profound behavior shift that moves all the underutilized vehicles out of their garage and onto our platform.

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Grow and Deepen Guest Engagement. We aim to increase our guest reach, both domestically and internationally, and increase their engagement with our platform. As of                                 , 2021, we had over                         active guests, we believe that guests are using our platform today for only a fraction of their transportation use cases. We intend to invest in research and development to continue introducing new features and services for guests that make it easier and more convenient for them to book from the widest selection of vehicles. Our long-term vision is to become guests’ go-to platform to book the perfect vehicle for any occasion.

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Expand Internationally. We plan to enter new international markets with the vision of being a truly global platform. We have historically operated in North America where we have become the largest peer-to-peer car sharing platform. We entered the United Kingdom on a peer-to-peer basis in 2018, and rapidly became the peer-to-peer market leader. Over time, we plan to enter new markets to deliver our value proposition to hosts and guests in more markets worldwide, and further develop the strength of an interconnected, global network.

•

Pursue Additional Strategic Acquisitions and Partnerships. We aim to pursue strategic acquisitions and partnerships to offer our hosts and guests services and features that we do not currently offer in-house. We have existing relationships with top-tier insurance companies and car manufacturers. We intend to build on the strong relationships we have developed with many constituents in our ecosystem to expand our market opportunity, enhance our capabilities, and increase the value of our platform.

Our Technology

We have built a robust and flexible two-sided marketplace that connects hosts and guests, and our platform provides trust, value, selection, and convenience. The core components of this platform include a catalog, search and ranking infrastructure, risk and fraud detection system, pricing engine, payments, rating and review system, and messaging:

•	Catalog. Our curated catalog of vehicles enables hosts to easily list their vehicles in a structured form while making it convenient for guests to find them.

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Search and Ranking. Our search engine, which is powered by a proprietary data science relevance model and open source technology, enables our guests to find a vehicle according to their chosen location, time, vehicle category and features, use case, and price point.

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Risk and Fraud Detection. Our machine learning and data science-enabled proprietary risk management infrastructure, which is the basis for the Turo Risk Score, leverages proprietary data and data from several third-party integrations to help mitigate identity, payment, and revenue risk, building trust on the platform throughout our community.

•	Pricing. Our pricing engine enables our hosts to estimate a fair price for their vehicle that maximizes their earnings potential while also retaining the ability to set their own price.

•

Payments. We utilize third-party secure payment platforms that enable our guests to use a debit or credit card (or electronic payment method such as Apple Pay, Google Pay, or Revolut) to book a vehicle, and allows our hosts to receive their earnings through direct deposit into their bank accounts.

•

Rating and Review. Our proprietary rating and review system includes a laddered ranking system for hosts, created by asking their guests to rate their experience and the vehicle they booked. Hosts, too, are prompted to rate their guests after each trip. In addition, hosts and guests are encouraged to write descriptive public reviews, promoting transparency and accountability via user-generated feedback. Hosts can also publicly respond to reviews, and all participants in the marketplace can privately review the other person in the transaction or send private feedback to us if they choose.

•	Messaging. Our proprietary messaging platform provides real-time in-app communication. Third-party integrations help support SMS, email, and push notifications based on preferences set by our users.

•

Photos. As of                                 , 2021, approximately                 photos of vehicles are uploaded by hosts and guests daily during the check-in and checkout process. Hosts and guests take and upload photos to document the condition of the vehicle before and after each trip, and the photos are stored and utilized to assess damage if needed.

These components provide valuable services to our hosts and guests with 99.9% availability while keeping their data secure. Our secure platform also enables us to derive critical insights from customer behavior and transactional data to fine-tune the customer experience and closely monitor our business performance metrics.

We also provide hosts in certain markets who own specific car makes and models with the ability to share and grant remote, contactless access to their vehicles through Turo Go, providing both hosts and guests with an additional layer of convenience.

Our platform can also support multiple languages and currencies, as it currently does in Canada and the United Kingdom. Data science and machine learning power our risk, fraud, pricing, and search capabilities. Data science models leverage a data platform that contains data from many proprietary and third-party sources. Our application integrates with many third-party applications to enable signup, sign in, risk features, payments, marketing, notifications, telematics, and observability.

Our platform is accessible to hosts and guests through applications built for web (desktop and mobile) and mobile native (iOS and Android) platforms using agile software development methodologies. As of                                  , 2021, our iOS and Android apps each had a rating of                 in both the Apple App Store and the Google Play Store, respectively.

Our platform is fast evolving into a truly distributed architecture for resiliency, availability, performance, and security. Amazon Web Services and Google Cloud Platform host our backend services. We utilize the security services offered through Amazon Web Services and Google Cloud Platform to their fullest extent. Cloudflare and Cloudfront secure our traffic, and our bug bounty program helps us leverage the security community on HackerOne to identify and resolve security vulnerabilities. A third-party observability platform helps us monitor our services and applications in real time enabling us to provide high availability and performance.

Our Support Systems

We have invested in a global network that offers support to our host and guest communities. As of                                  , 2021, this network currently consists of approximately                         outsourced personnel with             third-party partners spread across three sites and includes individuals who work from home around the world. Customer support is available 24/7 by phone, chat, email, self-service, and web in the United States, and during extended local business hours in Canada and the United Kingdom.

Internally, we have a team of experts who focus on handling intricate and sensitive situations, and who serve as the subject matter experts supporting our partners and international communities. Our teams directly handling contacts from our community are supported by operational teams that craft and provide policies, training, processes, and tools that enable positive, successful customer interactions and experiences. In addition to our dedicated customer support teams, we have both internal and external teams that process physical damage contractual reimbursement claims under our protection plans.

Access to roadside assistance is provided 24/7 for all trips except those booked with a commercial vendor, who may offer their own roadside services. As of                                 , 2021, we receive just over             contacts globally per month. We staff to answer at least 80% of live contacts (phone calls and chats) within 60 to 180 seconds depending on the urgency of the contact type. Tickets and emails response time is within two to 24 hours, also depending on the urgency of the contact type. Help in the form of FAQs is available at the Help Center at support.turo.com, which is accessed approximately             times per month as of                                 , 2021. Customers visiting our FAQ pages report finding resolution to their questions                % of the time.

Marketing and Sales

Marketing

Our marketing efforts consist of acquiring and engaging hosts and guests, building brand awareness and advocacy, and generating earned media through our communications team.

Our host marketing programs are designed to set hosts up for success and educate them on how to deliver five-star guest experiences. We equip hosts with a wide array of content and resources, including training guides in the Host Tools hub and earnings estimates via the Turo Carculator. Notably, 93% of trips reviewed by guests in 2020 received a five-star rating. We also offer hosts incentives and promotions based on hitting certain milestones. As hosts are increasingly successful and the hosting value proposition improves, our vehicle supply grows as we further attract new hosts to the platform and existing hosts grow their portfolios.

Our guest marketing programs are focused on driving organic traffic from both new and repeat guests, supplemented with highly efficient performance marketing. Our engaged guest community and powerful word-of-mouth drove 89% organic traffic in 2020. We also focus on acquiring and retaining guests who use our mobile apps via targeted marketing efforts. As a result, 65% of our search sessions in 2020 came via our iOS and Android apps. According to AppFigures’ “App Teardown” in June 2021, our app store optimization earned an A+, based on the usability and functionality of our mobile apps.

Our brand marketing and communications programs grow brand awareness and build brand advocates, who further propel word-of-mouth growth and take repeat trips on our platform. By showcasing the unique selection of vehicles and superior experience offered by our hosts, as well as testimonials and stories from our community, we are able to build brand advocacy and garner considerable press coverage.

Sales

Our sales efforts consist primarily of acquiring, onboarding, and supporting hosts. Our sales team converts potential leads into new hosts and supports the onboarding of new hosts. Our account executives are responsible for building relationships with and ensuring the continued success of a select group of our top hosts.

Our People and Places

Just as hosts and guests are the center of our community, our people, whom we affectionately refer to as “Turists,” are the heart and soul of our company. We pride ourselves on maintaining a diverse, inclusive, welcoming, and harassment-free workplace where all employees feel they belong, and an environment where they can be themselves, and find opportunities to thrive in their careers. We believe that diversity, inclusion, and belonging is more than a corporate responsibility — it is core to who we are and what we value. Through our hiring process, we commit to supporting diversity and eliminating bias. We know that a diverse and inclusive workforce with a variety of knowledge, skills, experiences, and backgrounds is critical to helping us attract and retain the talent necessary to grow our business. We also believe we will be a more successful company if we are inclusive of all voices, and if all Turists have access to the tools, resources, and opportunities to succeed at Turo. Our highly skilled, passionate team of people are our competitive advantage.

As of                                  , 2021, we had a total of                 full-time employees across four offices in three countries, including                 employees in operations and support,                 employees in engineering, and         employees in sales and marketing. We also engage contractors and consultants. None of our employees are represented by a labor organization or are a party to any collective bargaining arrangement. In Canada and the United Kingdom, our employees may be subject to certain national collective bargaining agreements that set minimum salaries, benefits, working conditions, and termination requirements.

As of                                 , 2021,        % of our global employees were women using the gender binary and approximately         % of our U.S.-based employees self-identify as American Indian/Alaska Native, Asian, Black/African American, Hispanic/Latino, or as two or more races. Looking to the future, we are committed to honing our focus on elevating diversity at the senior management and board levels, to better represent and reflect the diversity of our community.

Our Culture and Values

Our Turo culture is an integral part of the employee experience. Not only is our culture one of the main things that attracts people to work at Turo, but it is also a key factor in retaining our employees. Our culture is genuine and transparent. We are an optimistic crew, passionate about our mission of putting the world’s 1.5 billion cars to better use. Our culture is key to our success and we believe that each new Turist adds to the cultural richness of our company.

As a key part of cultivating and growing our Turo culture, we routinely conduct anonymous semi-annual engagement surveys to ask questions, check in with our Turist community, and get a pulse on areas of success and opportunities for improvement. We listen to the feedback provided by our employees and make meaningful strides to take action where needed to improve the employee experience. We are proud to share that in our latest engagement survey that was conducted in April 2021:

•	96% believe that Turo is in a position to really succeed over the next three years;

•	95% recommend Turo as a great place to work; and

•	93% have confidence in the leaders at Turo.

We take pride in our engagement survey results and believe that they reflect the very special culture that we’ve cultivated here at Turo.

Our Turo values were initially distilled and articulated a few years ago by our employees through an all-company brainstorm. Our Turists reflected on their employee experience and drafted what was later enshrined as the four Turo values:

•	Supportive. We help each other. We collaborate. We challenge each other. We create tools to succeed independently and as a team.

•	Down-to-Earth. We’re humble. We’re unpretentious. We’re transparent. We lead without being arrogant. We’re well rounded.

•	Pioneering. We encourage people to get out of their comfort zone and try new things. We’re evolving an entire industry, so we need to be comfortable knowing there’s no playbook.

•	Efficient. We’re empirical. We’re rational. We use our time wisely. We react quickly.

We weave our Turo values throughout the entire employee experience—from candidate interviews to performance reviews to awards and recognition. We expect every Turist to model the four core values on a daily basis in every interaction with one another and with our hosts and guests, and we reward those employees who best exemplify these values with our quarterly “Spirit of Adventure” award.

We take pride in our company culture, and that pride only grows stronger when we receive recognition as a top employer by leading external organizations. On Glassdoor, we have a 4.7 out of 5.0 score, a 99% CEO approval rating, and in 2019 our CEO was ranked #16 on the Glassdoor Top CEO list for small and medium companies. Great Place to Work and Fortune recently ranked Turo as #8 on their 2021 Best Workplaces in the Bay Area (Small and Medium) list. For the fifth consecutive year, Wealthfront has named us on their Career-Launching Companies list. In 2021, 2019, and 2018, we were ranked on the Best Places to Work Bay Area list by the San Francisco Business Times. For the fourth consecutive year, we were ranked on the Top Workplaces Bay Area list by the Bay Area News Group. And most recently, we were named to the 2021 Top Workplaces in Arizona list by AZ Central, in addition to being ranked as a 2020 Best Places to Work in the small sized category by the Phoenix Business Journal. We believe these awards and accolades validate the quality and authenticity of our culture.

Our Commitment to Diversity, Inclusion, and Social Action

We are committed to promoting diversity, inclusion, belonging, and positive social action through several internal practices and programs, as well as external programs. As part of our internal initiatives, we invite our Turists to join us by participating in inclusion training throughout the employee experience starting with our new hire, interviewer, and manager training programs. We also survey our employees semi-annually on topics of diversity and inclusion so that we can ensure all voices have an opportunity to be heard. And we are proud to search for and hire talented people with diverse backgrounds via our channels and partnerships with organizations such as the Hispanic Foundation of Silicon Valley, Power to Fly, and The Law & Technology Diversity Collaborative (of which Turo is a founding member), just to name a few examples. We are also proud that our legal department has achieved Mansfield Plus Certification.

Diversity, inclusion, and belonging is core to the DNA of Turo, a peer-to-peer business that relies on trust and collaboration and was founded on the principle of creating economic opportunity for all, regardless of background, ethnicity, gender, age, or any other factors that could make someone feel disenfranchised.

The Turo Seed Initiative

Launched in November of 2020, the Turo Seed Initiative is a program providing up to $1 million in funding and access to interest-free investment opportunities to aspiring entrepreneurs in the United States, especially those from underserved communities, by leveraging the Turo marketplace to help narrow the wealth gap. Through a novel partnership with Kiva Microfunds, or Kiva, where our CEO is a member of the board of directors, qualifying Seed Hosts crowdfund an interest-free loan on Kiva, which we match dollar-for-dollar up to $7,500 per host, to buy a car to share on our platform, cultivating, growing, and scaling their small business over time. Each successful Seed Host is also paired with a Turo Account Executive to help coach them and ensure they’re set up for success, both on Kiva and our platform.

Carbon Offsetting Program

Starting on Earth Day in 2021, we became the first peer-to-peer car sharing marketplace to offset an estimated 100% of our carbon emissions globally based on an estimated total number of miles driven on Turo trips, as well as all emissions from our global office footprint. We’ve been energized by the observed uptick in electric vehicle adoption on our platform — electric vehicle share has been steadily growing year over year, and as of April 22, 2021, electric vehicles represented 7% of our vehicle supply—and we are committed to doubling down on positive, constructive environmental action to make car sharing and car travel more sustainable. Our carbon offsetting program helps fund projects addressing transportation and industrial emissions and agriculture forestry initiatives to reduce greenhouse gases worldwide.

Partnership with Dream Foundation

Since January 2019, we have partnered with Dream Foundation, a non-profit that serves terminally ill adults and their families by fulfilling end-of-life dreams that offer inspiration, comfort, and closure. The partnership empowers our hosts from across the United States to play a part in fulfilling these dreams by providing Dream recipients with cars to travel locally with family and friends. Whether they’re yearning for a getaway or a drive in a dream car, we and our host community have helped fuel the adventures of over 23 Dream recipients to bring their dreams to fruition.

Our Places

Our corporate headquarters is located in San Francisco, California, where we lease approximately 39,375 square feet of space under a lease that expires in January 2027. In Phoenix, Arizona, we also lease approximately 30,091 square feet of office space under a lease that expires in January 2022. We also lease office space in Toronto, Canada and London, England. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Competition

We operate in a highly competitive environment. As we seek to expand our community globally, we face competition in attracting and retaining hosts and guests.

Competition for Hosts

We compete to attract and retain hosts who share their vehicles on our marketplace, as hosts have other options should they choose to generate income from car sharing, may not be aware of peer-to-peer car sharing, its benefits, or the economic opportunities it provides, or may not be motivated to monetize their vehicles. We compete for motivated hosts based on many factors, including the amount of income they generate, the ease of use of our platform, the marketplace fees we charge, host protection plans, and the strength of our brand. We believe that our marketplace is more valuable to hosts than other peer-to-peer car sharing platforms due to our guest demand, broader geographic footprint in the United States, ease of onboarding, best-in-class host tools and services, strong brand, and our trusted community.

Competition for Guests

We compete to attract and retain guests, as guests have a range of options to find and book vehicles. We compete for guests based on many factors, including the unique selection and availability of vehicles, the value and all-in cost of our offerings relative to other options, the convenience and locations of accessing our vehicles, our brand, the ease of use of our platform, the trust and safety our platform offers, and customer support.

We also compete generally with car ownership and a variety of transportation options that are focused on long-duration and long-distance trips, including public transit, railways, and airlines. While some customers may choose TNCs, taxis, or hourly rentals in lieu of peer-to-peer car sharing, these modes of transportation are better suited for short-term and short-duration trips. Our primary competitors are in the long-distance and long-duration automobile transportation space, including:

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Peer-to-peer car sharing competitors in the United States, such as Getaround, Inc., or Getaround, and ANIHI Newco, LLC (doing business as Avail), both of which offer peer-to-peer car sharing and own their own fleets of vehicles to rent, as well as Hiyacar Limited and Getaround in the United Kingdom; and

•

Car rental companies, such as Avis Budget Group, Inc., which operates Avis and Budget; Hertz Global Holdings, Inc., which operates Hertz, Dollar, and Thrifty; and Enterprise Holdings, Inc., which operates Enterprise Rent-A-Car, National Car Rental, and Alamo Rent A Car; Fox Rent A Car; HyreCar Inc; Silvercar, Inc.; Sixt Rent A Car, LLC; and rental options available through TNCs such as Uber Technologies, Inc. and Lyft, Inc. Some of these companies also offer, either directly or through subsidiaries, hourly or fleet-based car sharing solutions such as Zipcar, Inc., and Enterprise CarShare, AAA’s fleet-based car sharing solution Gig Car Share (operated by A3 Mobility LLC) in the United States, Communauto in Canada, and Virtuo Technologies Limited and Enterprise Car Club in the United Kingdom.

We believe we compare favorably based on multiple factors, including the highly differentiated breadth and depth of our inventory, our seamless booking and payment platform across devices, a wide range of locations and broad geographic footprint, features such as delivery and Turo Go, the strength and loyalty of our host and guest community, our brand, customer support, trust and safety, and protection plans.

Intellectual Property

We rely on a combination of trademarks, trade secrets, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.

We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in the United States and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as turo.com and similar variations.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled “Risk Factors—Risks Related to Our Information Technology and Intellectual Property—Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.”

Government Regulation

As the largest peer-to-peer car sharing marketplace in North America, we are working to foster the passage of state laws that set the standards for our industry and enable both hosts and guests to continue to benefit from our marketplace. In 2019, the National Council of Insurance Legislators, or NCOIL, adopted the NCOIL Peer-to-Peer Car Sharing Program Model Act, which was based upon proposed legislation in Colorado that we worked closely with NCOIL on, that was agreed upon with the American Property Casualty Insurance Association. The NCOIL Model for peer-to-peer car sharing serves as the basis for peer-to-peer car sharing legislation enacted in a number of states. We supported the passage of peer-to-peer car sharing legislation in states such as Arizona, Colorado, Delaware, Florida, Georgia, Indiana, Illinois, Iowa, Kansas, Louisiana, Maine, Maryland, Nevada, Oklahoma, Tennessee, Texas, and Virginia.

We have also opposed legislation that is harmful to peer-to-peer car sharing that has been lobbied for by the rental car industry in dozens of states. Thus far, the majority of bills that we have opposed have not been passed into law. Our approach often involves bringing our hosts before lawmakers to share their stories of how peer-to-peer car sharing has had a material and positive impact on their lives. Each story is unique, and each host has been uniquely impacted by the economic opportunity offered by Turo, so we have found that shining the spotlight on the individual constituents that make up our rich community resonates deeply with lawmakers.

The rental car industry has tried to pass legislation that would require peer-to-peer car sharing platforms to collect rental car taxes from its customers in the United States. We believe such taxes are inappropriate due to other related tax exemptions that apply to the rental car industry but not to the overwhelming majority of our hosts. Unlike companies in the rental car industry, our hosts generally pay applicable sales taxes when they purchase their vehicles; therefore, we have successfully advocated that the imposition of identical rental car taxes on peer-to-peer car sharing transactions would be inappropriate and unfair for the hosts and guests that make up the peer-to-peer car sharing industry. Similarly, while rental car taxes are often borne by out-of-state residents, we have been able to advocate to lawmakers that taxes on peer-to-peer car sharing falls disproportionately on their own constituents. The Center for Growth and Opportunity at Utah State University found in a 2021 study that we commissioned that “policymakers cannot justify a tax on peer-to-peer car sharing with an assumption that the burden mostly falls on non-resident guests.”

New laws, rules, regulations, and changes to existing laws and regulations continue to be adopted, implemented, and interpreted in response to our industry in both favorable and unfavorable ways. We are subject to a number of U.S. federal, state, municipal, and local laws and regulations, and foreign and provincial laws and regulations that involve matters central to our business. Beyond peer-to-peer car sharing, these laws and regulations involve taxation, insurance, intellectual property, competition, consumer protection, payments, export taxation, airport permitting, arbitration agreements and class action waiver provisions, terms of service, money transmittal, background checks, marketplace facilitation, and other matters. Many of the laws and regulations to which we are or may be subject are complex, fragmented, conflicting, subject to varying interpretations, and still evolving and being tested in courts. In addition, as new guidance and interpretations are provided by governing and regulating bodies such as federal, state, and local administrative agencies, they could be interpreted in ways that could harm our business. Some states and foreign jurisdictions have not adopted any laws, rules, or regulations which govern peer-to-peer car sharing specifically, and some foreign jurisdictions may outlaw it entirely. This uncertainty and fragmented regulatory environment can create significant complexities for our business and operating model.

Data Protection and Privacy

Our technology platform and the information we collect, use, store, transmit, and process in the ordinary course of our business are integral to our success. As a result, our compliance with numerous foreign and domestic laws, regulations, and standards regarding the collection, use, storage, transmission, and processing of personal information is core to our strategy for improving our technology platform and building customer trust.

Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal information relating to individuals, and these laws are increasing in number, complexity, enforcement, fines, and other penalties. Three such domestic governmental regulations that may have significant implications for our business are the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, and the Virginia Consumer Data Protection Act of 2021. Internationally, we are subject to the European General Data Protection Regulation 2016/679. For additional information, see the section titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment—We are subject to stringent and changing laws, regulations, and standards, and contractual obligations related to privacy and data security. The actual or perceived failure to comply with applicable data protection, privacy, and security laws, regulations, standards, and other requirements could adversely affect our business, results of operations, and financial condition.”

Insurance

Protection plans on our platform are an important factor in the success of our business and are intended to protect hosts, their vehicles, and their guests. In the United States, the protection plans are generally composed of two elements. The first element is third-party auto-liability insurance from

Liberty Mutual. The second element provides hosts with options for contractual reimbursement in the event their vehicle is damaged or not returned, and provides guests with the opportunity to contractually limit or remove their financial responsibility for the amount they pay out of their own pocket for damage or loss-related costs. The reimbursement for damage to the host’s vehicle, and the limitation on guest financial responsibility are generally a direct contract and not insurance.

Turo Insurance Agency, LLC, or TIA, is a licensed insurance producer in the State of Arizona and a wholly owned subsidiary of Turo Inc. In addition to Arizona (the resident state), TIA maintains non-resident licenses in Arkansas, California, Connecticut, Delaware, District of Columbia, Hawaii, Idaho, Indiana, Maine, Maryland, Minnesota, Montana, New Jersey, North Carolina, Oklahoma, Oregon, Rhode Island, Utah, Washington, and Wyoming. Insurance regulators have broad authority to restrict or revoke licenses of insurance producers who are found to be in violation of any applicable laws and regulations.

In Canada, insurance is provided by Intact Financial Corporation for the provinces of Alberta, Nova Scotia, Ontario, and Quebec, and Insurance Corporation of British Columbia for the province of British Columbia. In the United Kingdom, insurance is provided by Allianz Insurance plc, via our broker Aon UK Ltd. Both Aon and Allianz are authorized and regulated by the Financial Conduct Authority.

The insurance provided for peer-to-peer car sharing trips are not provided to hosts, vehicles, guests, or third parties where the host is a commercial vendor who declines, or is not offered, a protection plan both in the United States and internationally.

Legal Proceedings

From time to time, we are subject to legal proceedings, including personal injury suits, claims, arbitrations, administrative proceedings, and government investigations or enforcement actions in the ordinary course of business. We have received, and may in the future continue to receive, claims arising from our platform, our technology, and the content published on our website and mobile applications.

We generally dispute any allegations of wrongdoing and intend to vigorously defend against these lawsuits. However, litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could negatively affect our business, results of operations, and financial condition. While it is not possible to determine the outcome of the legal proceedings, claims, arbitrations, administrative proceedings, and government investigations or enforcement actions brought against us, other than as described herein or elsewhere in this prospectus, there is no such pending or threatened matter that individually, in our opinion, is likely to have a material and adverse impact on our business, financial condition, or results of operations; however, results of litigation and arbitration are inherently unpredictable and legal proceedings related to claims, individually or in the aggregate, could have a material and adverse impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation can have a material and adverse impact on us because of defense and settlement costs, penalties, diversion of management resources, harm to our brand and reputation, and other factors.

For additional information on litigation, see the sections titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment—Our business is subject to substantial regulation and may be found to be subject to a multitude of potential additional legal and regulatory frameworks, including those related to insurance, that are constantly evolving, and any unfavorable changes or negative court interpretations of these regulations or frameworks, failure by us to comply, or incompatibility with these legal and regulatory requirements could have an adverse effect on our business” and “Risk Factors—Risks Related to Our Legal and Regulatory Environment—Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.”

Airport Litigation

People of the State of California v. Turo Inc., Case No. CGC-18-563803, Superior Court of California, County of San Francisco—In January 2018, the People of the State of California, acting by and through the City Attorney of San Francisco, brought a lawsuit against us alleging that hosts offer vehicles for delivery at San Francisco International Airport, or SFO, while we do not hold a rental car permit and alleging that we violate California’s Unfair Competition Law, or UCL. The plaintiffs seek injunctive relief and penalties of up to $2,500 per alleged violation, among other relief. We filed a cross-complaint against the City and County of San Francisco seeking declarations that we are not a rental car company and that the charges and conditions associated with SFO’s rental car permit cannot lawfully be imposed on us. We are also seeking injunctive relief, including precluding San Francisco from compelling us to apply for a rental car company permit. In April 2020, the Superior Court granted the plaintiffs’ motions for partial summary adjudication on certain of our cross-claims and affirmative defenses. We filed a petition for writ of mandate in the California Court of Appeal, seeking interlocutory review on the issue of whether we can be classified as a rental car company within the meaning of relevant California statutory law. The Court of Appeal denied our petition. In June 2021, we filed a petition for review in the California Supreme Court, which remains pending.

Turo Inc. v. City of Los Angeles, Case No. 2:18-cv-06055, United States District Court for the Central District of California—In July 2018, we initiated a lawsuit against the City of Los Angeles alleging that the purported requirement by Los Angeles International Airport, or LAX, that we obtain a rental car company permit in order for hosts to deliver cars to LAX is unlawful and seeking declaratory and injunctive relief. Los Angeles filed counterclaims against us seeking declaratory relief, a permanent injunction, damages, civil penalties of up to $2,500 for each violation under the UCL, and attorneys’ fees and costs, among other relief. In June 2020, the District Court entered a preliminary injunction against us, which took effect in August 2020. In March 2021, the United States Court of Appeals for the Ninth Circuit vacated the preliminary injunction and remanded the case back to the District Court, where the case is ongoing.

Massachusetts Port Authority v. Turo Inc., et al., Case No. 19-1773, Superior Court of Massachusetts, Suffolk County—In June 2019, the Massachusetts Port Authority, or Massport, filed a complaint against us, and one or more of our hosts, in the Superior Court of the Commonwealth of Massachusetts alleging that our services at Boston Logan International Airport, or BOS, constitute a violation of state regulations prohibiting unauthorized commercial activity on airport property, trespass, aiding and abetting trespass, unjust enrichment, and violation of the Massachusetts Consumer Protection Law, as well as a claim seeking a declaratory judgment that we are operating an unauthorized car rental business at BOS and thereby trespassing and aiding and abetting host and guest trespasses. Massport seeks declaratory and injunctive relief, as well as damages. We filed counterclaims against Massport seeking declaratory, injunctive, and other relief. In January 2020, the court entered a preliminary injunction against us, which took effect in April 2020. Following our interlocutory appeal, the Massachusetts Supreme Judicial Court ruled in April 2021 to affirm the entry of a preliminary injunction, although modifying the injunction’s scope. The case is ongoing in the Superior Court on remand.

Class Action Litigation

Zhao v. RelayRides, et al, Case No. 16CIV02362, San Mateo Superior Court—In November 2016, a putative class action was filed against us in the State of California on behalf of consumers who purchased a protection plan. The court has repeatedly dismissed the case in our favor, while also giving the plaintiffs leave to amend. Plaintiffs filed a renewed motion to certify a class of California consumers in February 2021 and we filed our opposition to that motion in March 2021. The court has not yet ruled on that motion.

Abicidan v. Turo, Case No. 500-06-001026-190, Superior Court, Quebec, District of Montreal—In November 2019, a putative class action was filed against us in the Superior Court, Quebec, District of Montreal, alleging violations of local consumer protection laws. The complaint seeks injunctive relief and damages on behalf of the purported class. The parties have agreed to a class-wide settlement agreement and are preparing to seek court approval of the settlement in 2021.

Cattaneo et al. v. Turo Inc., Case No. 20-2-14320-1 SEA, Superior Court, King County, Washington—In September 2020, two individuals filed a putative class action on behalf of all consumers in the State of Washington who purchased a protection plan. In October 2020, the complaint was amended to drop one of the two plaintiffs. The remaining plaintiff alleges that we acted as an insurer in Washington without authorization and seeks damages under Washington’s Consumer Protection Act and the Uniform Declaratory Judgment Act. We had removed the case from state court to federal court. We have also moved to dismiss the complaint and/or to compel arbitration. In July 2021, the court ruled that lead plaintiff Helen Cattaneo lacks Article III standing to assert her claims against us in federal court and remanded the case back to King County Superior Court for further proceedings.

Regulatory and Administrative Investigations, Audits, and Inquiries

We have in the past been, are currently, and may in future be the subject of regulatory and administrative investigations, audits, and inquiries conducted by government bodies, agencies, or quasi-governmental agencies or bodies, including but not limited to departments of insurance, departments of revenue, airport authorities, and the like, concerning our business practices, taxation, insurance regulation and licensure, airport permitting schemes, and other matters. Results of investigations, audits, inquiries, and related government action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on our business, financial condition, and our ability to operate in a given state or at a specific location, such as an airport, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of the outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against such matters, and the diversion of management resources and other factors. Administrative actions have been taken against us in Maryland, New York, Hawaii, and Washington and have since been resolved. For additional information, see the section titled “Risk Factors—Risks Related to Insurance—We are subject to laws and regulations relating to insurance and we may become involved in challenges by or disputes with insurance regulators.”

MANAGEMENT

Executive Officers, Directors, and Key Employees

The following table sets forth information for our executive officers, directors, and key employees as of July 31, 2021:

Name	Age	Position

Executive Officers

Andre Haddad	49	Chief Executive Officer and Chairperson of the Board

Alex Benn	54	President

Charles Fisher	51	Chief Financial Officer

Lorie Canchola Boyd	48	Chief People Officer

Michelle Fang	46	Chief Legal Officer and Secretary

Avinash Gangadharan	45	Chief Technology Officer

Andrew Mok	32	Chief Marketing Officer

Tom Wang	50	Chief Product Officer

Non-Employee Directors

Susan Athey	50	Director

Howard Hartenbaum	55	Director

Kimberly Jabal	52	Director

Deepak Kamra	64	Director

Joey Levin	41	Director

Brook Porter	43	Director

Mark Stein	53	Director

Margaret Whitman	64	Director

Key Employees

Albert Mangahas	35	Senior Vice President, Data

Julie Weingardt	58	Senior Vice President, Operations

Jeff Platt	55	Vice President, Insurance

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

Executive Officers

Andre Haddad. Mr. Haddad has served as our Chief Executive Officer since September 2011 and as the Chairperson and a member of our board of directors since October 2011. From September 2011 to February 2021, he also served as our Secretary. Prior to joining Turo, Mr. Haddad served as Chief Executive Officer at Shopping.com Ltd., an online-comparison shopping network that was acquired in August 2005 by eBay Inc., a global commerce leader. Mr. Haddad holds a Master’s degree in Management from HEC Paris.

Mr. Haddad was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and his marketplace operating and management experience.

Alex Benn. Mr. Benn has served as our President since September 2016. From June 2016 to December 2016, he also served as our interim Chief Financial Officer, and from January 2013 to September 2016, he served as our Chief Operating Officer. Prior to this, Mr. Benn served as our VP, Business Development from January 2012 to June 2012 and as our VP, Business Development and Trust and Safety from June 2012 to January 2013. From 2010 to 2012, Mr. Benn served as VP, Business Development of the Global eCommerce division of Walmart Stores, Inc., a multinational retail corporation. Mr. Benn holds an A.B. in Economics and Psychology from Brown University and a J.D. from Stanford Law School.

Charles Fisher. Mr. Fisher has served as our Chief Financial Officer since March 2021. From February 2013 to March 2021, Mr. Fisher served as EVP, Corporate Finance and Development at Charter Communications, Inc., a leading broadband connectivity company and cable operator, where he was responsible for overseeing various finance functions including mergers and acquisitions, strategic investments, investor relations, treasury, and procurement, as well as managing all of Charter’s capital markets activities. From 2000 to 2013, Mr. Fisher was an investment banker focused on the media and communications sectors, based in New York and London, at Lehman Brothers, Nomura Securities, and Guggenheim Partners. Mr. Fisher holds a B.A. in History from Queen’s University in Ontario and an M.B.A. in Finance from Columbia Business School.

Lorie Canchola Boyd. Ms. Boyd has served as our Chief People Officer since October 2019. From January 2018 to September 2019, she served as our Vice President, People. From April 2017 to September 2017, Ms. Boyd served as VP of People at Oto Analytics, Inc., dba Womply, a local commerce platform, where she led all human resources functions across the organization. From January 2015 to April 2017, she served as VP of People at Kahuna Inc., a software company, and was responsible for all human resources functions across the organization. From March 2012 to January 2015, Ms. Boyd served as Director of Recruiting at Zendesk, Inc., a software company, where she was responsible for all global talent acquisition. Ms. Boyd holds a B.A. in Economics from Stanford University.

Michelle Fang. Ms. Fang has served as our Chief Legal Officer since June 2015 and our Secretary since February 2021. Prior to joining Turo, Ms. Fang served in multiple roles at eBay Inc., a global commerce leader, most recently as the General Counsel and Corporate Secretary of its StubHub business. Ms. Fang holds a B.A. in Communication Studies from the University of California, Los Angeles and a J.D. from the University of California, Berkeley School of Law.

Avinash Gangadharan. Mr. Gangadharan has served as our Chief Technology Officer since August 2018. From November 2017 to August 2018, Mr. Gangadharan served as Vice President of Engineering, Discovery and Omnichannel at Walmart Labs, the technology arm of Walmart Inc., a multinational retail corporation, where he led the engineering team focused on retail and e-commerce solutions. He also served as Senior Director of Walmart Labs from October 2015 to November 2017. Mr. Gangadharan holds a B.E. in Computer Science from Shri Govindram Seksaria Institute of Technology and Science in India.

Andrew Mok. Mr. Mok has served as our Chief Marketing Officer since March 2017. From February 2016 to March 2017, he served as Vice President, Growth, where he led marketing and growth initiatives at DogVacay, Inc., a pet boarding platform acquired in March 2017 by A Place for Rover Inc., dba Rover.com, an online marketplace for pet care. From January 2012 to January 2016, Mr. Mok served in multiple roles at Turo, most recently as Vice President, Marketing and Analytics. Mr. Mok holds a B.A. in Computer Science and a B.S. in Business Administration from the University of California, Berkeley.

Tom Wang. Mr. Wang has served as our Chief Product Officer since November 2012. From 2010 to 2012, he served as Head of Product at Formspring, Inc., a question-and-answer based social network. Mr. Wang holds a B.A. in English from the University of Pennsylvania and an M.S.J. in Journalism from Northwestern University.

Non-Employee Directors

Susan Athey. Ms. Athey has served as a member of our board of directors since January 2019. Since April 2013, she has served as The Economics of Technology professor at Stanford Graduate School of Business. Ms. Athey currently serves on the boards of directors of LendingClub Corporation, a peer-to-peer lending company, and Expedia Group, Inc., an online travel company. Ms. Athey holds a B.A. in Economics, Computer Science, and Mathematics from Duke University and a Ph.D. in Economics from Stanford Graduate School of Business.

Ms. Athey was selected to serve on our board of directors because of her experience with marketplace design, platform strategy, big data, and financial technology.

Howard Hartenbaum. Mr. Hartenbaum has served as a member of our board of directors since December 2010. Since May 2008, Mr. Hartenbaum has served as General Partner at August Capital, a venture capital firm. From October 2001 to April 2008, he served as General Partner at Draper Investment Company, LLC and Draper Richards, LP, venture capital firms. Mr. Hartenbaum holds a B.S. in Mechanical Engineering from M.I.T.

Mr. Hartenbaum was selected to serve on our board of directors because of his experience as an advisor to technology companies.

Kimberly Jabal. Ms. Jabal has served as a member of our board of directors since June 2021. From March 2019 to May 2021, she served as Chief Financial Officer of Unity Software Inc., a real-time 3D software development company. From November 2015 to December 2018, Ms. Jabal served as Chief Financial Officer of Weebly, Inc., a small business software company that was acquired in May 2018 by Square, Inc., a financial services and digital payments company. Ms. Jabal currently serves on the board of directors of FedEx Corporation, a delivery services company, and she previously served on the board of directors of SVB Financial Group, a financial services company, from April 2018 to April 2020. Ms. Jabal holds a B.S. in Engineering from the University of Illinois at Urbana-Champaign and an M.B.A. from Harvard Business School.

Ms. Jabal was selected to serve on our board of directors because of her extensive financial and information technology operating experience.

Deepak Kamra. Mr. Kamra has served as a member of our board of directors since June 2014. Mr. Kamra has been a General Partner at Canaan Partners, a venture capital firm since 1995 and has worked at Canaan Partners since 1991. Prior to joining Canaan Partners, he served as Vice President of North America Sales and Product Marketing for Aspect Telecommunication Corporation, a business telecommunications company. Mr. Kamra currently serves on the boards of directors of several private companies and previously served on the board of directors of Spark Networks SE from July 2019 to July 2020. Mr. Kamra holds a Bachelor of Commerce from Carleton University and an M.B.A. from Harvard Business School.

Mr. Kamra was selected to serve on our board of directors because of his business and venture capital expertise and focus on marketplaces.

Joey Levin. Mr. Levin has served as a member of our board of directors since July 2019. Since June 2015, Mr. Levin has served as Chief Executive Officer of IAC/InterActiveCorp, or IAC, a holding company that operates companies in a variety of segments worldwide. He currently serves on the boards of directors of IAC, Match Group, Inc., an internet and technology company that provides dating products through its portfolio companies, Angi Inc., an internet services company that operates online platforms for home service professionals, and MGM Resorts International, a global hospitality and entertainment company, and previously served on the board of directors of Groupon, Inc., a company that operates a global e-commerce marketplace, from March 2017 to July 2019. Mr. Levin holds a B.S. in Economics and a B.A.S. in Engineering from the University of Pennsylvania.

Mr. Levin was selected to serve on our board of directors because of his extensive operating and business experience.

Brook Porter. Mr. Porter has served as a member of our board of directors since August 2015. Mr. Porter co-founded G2VP, a venture capital firm, and has served as Partner since October 2016. From July 2010 to April 2020, he served as Partner at Kleiner Perkins Caufield & Byers, a venture capital firm. Mr. Porter holds a B.S. in Chemical Engineering from the University of California, Berkeley.

Mr. Porter was selected to serve on our board of directors because of his business and venture capital expertise.

Mark Stein. Mr. Stein has served as a member of our board of directors since January 2020. Since January 2016, Mr. Stein has served as Executive Vice President and Chief Strategy Officer of IAC, a holding company that operates companies in a variety of segments worldwide. Prior to that, Mr. Stein served as Senior Vice President of Corporate Development of IAC and several other operating roles from September 2008 to January 2016. He currently serves on the board of directors of Angi Inc., an internet services company that operates online platforms for home service professionals, and previously served on the board of directors of Match Group, Inc., an internet and technology company that provides dating products through its portfolio companies, from November 2015 to June 2020. Mr. Stein holds a B.A. in American History and a B.S. in Economics from the University of Pennsylvania.

Mr. Stein was selected to serve on our board of directors because of his extensive operating and business experience.

Margaret Whitman. Ms. Whitman has served as a member of our board of directors since July 2021. From February 2018 to February 2021, she served as Chief Executive Officer of Quibi, Inc., a mobile media company. From November 2015 to February 2018, Ms. Whitman served as Chief Executive Officer of Hewlett Packard Enterprise Company, a multinational enterprise information technology company, and as President and Chief Executive Officer from November 2015 to June 2017. From November 2015 to July 2017, Ms. Whitman served as Chairman of HP Inc. (formerly known as Hewlett-Packard Company), an information technology and services company. From July 2014 to November 2015, Ms. Whitman served as President, Chief Executive Officer, and Chairman of Hewlett-Packard Company and President and Chief Executive Officer from September 2011 to November 2015. Ms. Whitman also served as Chief Executive Officer of eBay Inc., an online marketplace and payments company, from 1998 to 2008. Ms. Whitman currently serves on the boards of directors of General Motors Company, a vehicle manufacturing and financial services company, since March 2021 and The Procter & Gamble Company, a consumer goods company, since 2011. Ms. Whitman previously served on the boards of directors of Dropbox, Inc., a cloud-based collaboration and data storage company, from August 2017 to May 2020, Hewlett Packard Enterprise Company from November 2015 to April 2019, Hewlett-Packard Company and its successor company HP Inc. from January 2011 to July 2017, and DXC Technology Company, a global IT services company, from February 2017 to December 2017. Ms. Whitman holds an A.B. in Economics from Princeton University and an M.B.A. from Harvard Business School.

Ms. Whitman was selected to serve on our board of directors because of her extensive senior leadership experience in the consumer industry and her digital, technology, marketplace, and innovation experience.

Key Employees

Albert Mangahas. Mr. Mangahas has served as our Senior Vice President, Data since January 2021. From November 2019 to January 2021, he served as our Vice President, Analytics and Insights. From August 2019 to November 2019, Mr. Mangahas served as Head of Analytics (Data Science), Social Impact at Facebook, Inc., a technology company, and as Head of Analytics, Data Transparency at Facebook from June 2018 to August 2019, in which roles he led data analytics functions for both business units. From May 2016 to May 2018, Mr. Mangahas served as our Director, Finance and Analytics, where he oversaw our finance-related data analytics. Mr. Mangahas holds a B.S. in Industrial and Systems Engineering from the University of Southern California.

Julie Weingardt. Ms. Weingardt has served as our Senior Vice President, Operations since July 2021. From January 2020 to June 2021, she served as our Vice President, Operations, and from January 2019 to January 2020, she served as our Senior Director, Customer Support. From June 2013 to December 2018, Ms. Weingardt served as Senior Vice President of Operations at StarTek, Inc., a global provider of tech-enabled business process management solutions, where she was responsible for the executive overview of global business operations across multiple verticals. Ms. Weingardt attended the University of Northern Colorado and holds a certificate from Cornell University’s Johnson Graduate School of Management in Executive Leadership.

Jeff Platt. Mr. Platt has served as our Vice President, Insurance since March 2021. From March 2019 to January 2021, he served as our Senior Director of Claims. From March 2015 to October 2018, Mr. Platt served as Vice President, Liability Claims at Zurich North America, a provider of insurance solutions and services, where he led both the field liability and finance and insurance claims operations, managing a variety of insurance claims and products. Mr. Platt holds a B.S. in Finance from Oregon State University, as well as the Chartered Property Casualty Underwriter (CPCU) designation.

Family Relationships

There are no family relationships among any of our executive officers and directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:

•	Mr. Haddad was elected by holders of our common stock;

•	Mr. Hartenbaum was elected by holders of our Series A preferred stock;

•	Mr. Kamra was elected by holders of our Series B preferred stock;

•	Mr. Porter was elected by holders of our Series C preferred stock;

•	Ms. Whitman was elected by holders of our Series D preferred stock and Series D-1 preferred stock;

•	Messrs. Levin and Stein were elected by holders of our Series E preferred stock; and

•	Mses. Athey and Jabal were elected by holders of our common stock and preferred stock.

In connection with this offering, the provisions of our amended and restated voting agreement relating to the election of our directors will terminate, and our current certificate of incorporation by which our directors were elected, along with our bylaws, will be amended and restated. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that                                                                   do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under                  listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of                                ,                                  , and                                 . Our board of directors has determined that each member of our audit committee satisfies the independence requirements under the listing standards of                                 and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The chair of our audit committee is                                 . Our board of directors has determined that                                  is an “audit committee financial expert” within the meaning of Securities and Exchange Commission, or the SEC, regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal control over financial reporting, when required;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related party transactions;

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of                  .

Compensation Committee

Our compensation committee consists of                                ,                                 , and                                 . The chair of our compensation committee is                                 . Our board of directors has determined that each member of our compensation committee is independent under the listing standards of                                 , and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of                  .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                                 ,                                 , and                                 . The chair of our nominating and corporate governance committee is                                . Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the listing standards of                                 .

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and leadership of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of                 .

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of                                 concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table presents all of the compensation awarded to, earned by, or paid to our non-employee directors during the year ended December 31, 2020. During the year ended December 31, 2020, we did not pay any cash compensation to our non-employee directors for their service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

All compensation paid to Mr. Haddad during the year ended December 31, 2020 was for services rendered as our Chief Executive Officer. See the section titled “Executive Compensation” for additional information regarding the compensation earned by Mr. Haddad.

Name	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Susan Athey	39,949	—	39,949
Bjoern Avemark(3)	—	—	—
Howard Hartenbaum	—	—	—
Deepak Kamra	—	—	—
Joerg Lamparter(4)	—	—	—
Joey Levin	—	—	—
Brook Porter	—	—	—
Mark Stein	—	—	—
Alexander Von Furstenberg(5)	—	—	—

(1)

The amount disclosed reflects the incremental accounting expense recognized in connection with the stock option repricing completed in July 2020 of the option to purchase up to 139,000 shares of our common stock to a per share exercise price of $1.73, which option was originally granted to Ms. Athey in February 2019 with a per share exercise price of $3.11, computed in accordance with ASC Topic 718. The assumptions used in calculating the incremental accounting expense of the stock options in connection with the stock option repricing are set forth in Notes 2 and 7 to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by Ms. Athey.

(2)	As of December 31, 2020, Ms. Athey held an option to purchase 28,959 shares of our common stock. None of our other non-employee directors held stock options as of December 31, 2020.
(3)	Mr. Avemark resigned from our board of directors effective June 1, 2021.
(4)	Mr. Lamparter resigned from our board of directors effective April 1, 2020.
(5)	Mr. Furstenberg resigned from our board of directors effective January 8, 2020.

In July 2021, in connection with their elections to our board of directors, we granted each of Mses. Jabal and Whitman an option to purchase 150,000 shares of our common stock pursuant to our 2020 Equity Incentive Plan, with a per share exercise price of $8.45, which vests as to 25% of the total shares subject to the option on June 29, 2022 and July 1, 2022, respectively, with the remainder of the shares vesting in 36 equal monthly installments thereafter, subject to the director’s continuous service to us through each applicable vesting date. Additionally, 100% of the unvested shares subject to each option will vest in full upon the occurrence of a change in control.

We do not currently have an established plan or policy with regard to compensation of members of our board of directors. In connection with this offering, we intend to adopt a non-employee director compensation policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and the committees thereof. The terms of the non-employee director compensation policy are being determined.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2020, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Andre Haddad, our Chief Executive Officer;

•	Ned Sizer, our former Chief Financial Officer; and

•	Avinash Gangadharan, our Chief Technology Officer.

Summary Compensation Table

The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers during the year ended December 31, 2020.

Name	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Andre Haddad	2020	355,250	183,750	2,134,559	—	2,673,559
Chief Executive Officer

Ned Sizer(4)	2020	316,794	98,315	415,360	110,039	940,508
Former Chief Financial Officer

Avinash Gangadharan	2020	324,548	100,722	759,122	—	1,184,392
Chief Technology Officer

(1)

The amounts disclosed represent (a) the aggregate grant date fair value of stock options granted to our named executive officers during 2020 under our 2010 Equity Incentive Plan, or 2010 Plan, computed in accordance with ASC Topic 718, of $2,073,659, $277,039, and $435,572 for Messrs. Haddad, Sizer, and Gangadharan, respectively, and (b) the incremental accounting expense recognized in connection with the stock option repricing completed in August 2020 of the eligible options held by the named executive officers as of such date, computed in accordance with ASC Topic 718, of $60,900, $49,418, and $323,550 for Messrs. Haddad, Sizer, and Gangadharan, respectively. The assumptions used in calculating the grant date fair value of the stock options and the incremental accounting expense of the stock options in connection with the stock option repricing are set forth in Notes 2 and 7 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the named executive officer. For more information regarding the options held by each named executive officer that were repriced, see the section titled “—Narrative to the Summary Compensation Table—Equity-Based Incentive Awards.”

(2)

The amount disclosed for Mr. Sizer includes incremental accounting expense of $88,903 in connection with the modification to extend the post-termination exercise period of Mr. Sizer’s outstanding vested options at the time of his resignation.

(3)	The amount disclosed for Mr. Sizer represents a severance payment paid in January 2021 in connection with his resignation as our Chief Financial Officer.
(4)	Mr. Sizer resigned as our Chief Financial Officer on December 31, 2020.

Narrative to the Summary Compensation Table

Annual Base Salary

Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. In April and May of 2020, we implemented a temporary salary reduction as part of our COVID-19 cost cutting measures, or the COVID-19 salary reduction. The COVID-19 salary reduction applied to all employees, including our named executive officers, and ranged from 10 to 20% depending on salary level. The named executive officers had their salaries reduced by 20% as a result of the

COVID-19 salary reduction. The 2020 base salaries for Messrs. Haddad, Sizer, and Gangadharan were $367,500, $327,718, and $335,739, respectively; however, as a result of the COVID-19 salary reduction, salaries received by Messrs. Haddad, Sizer, and Gangadharan were $355,250, $316,794, and $324,548, respectively. The COVID-19 salary reduction was effective for 2 months, and base salary amounts were restored effective June 1, 2020.

Bonus

Generally, our named executive officers are eligible to receive annual bonuses at the discretion of our board of directors based upon various quantitative and qualitative criteria. In 2020, Mr. Haddad’s target bonus was equal to 50% of his annual salary, and Messrs. Sizer’s and Gangadharan’s target bonuses were equal to 30% of their annual salaries. Our board of directors carefully considered the extraordinary impact of the COVID-19 pandemic and desired to recognize executives’ exceptional efforts in continuing to grow the business during an extremely difficult year by awarding bonuses for 2020 at 100% of target to each of Messrs. Haddad, Sizer, and Gangadharan. These bonuses totaled $183,750, $98,315, and $100,722 for Messrs. Haddad, Sizer, and Gangadharan, respectively, and were paid in January 2021.

Equity-Based Incentive Awards

We have granted stock options to each of our named executive officers pursuant to the 2010 Plan, the terms of which are described in the section titled “—Employee Benefit and Stock Plans—2010 Equity Incentive Plan.” During 2020, we granted stock options to each of our named executive officers, the vesting terms of which are described in more detail below in the section titled “—Potential Payments upon Termination or Change in Control.”

On April 29, 2020, we granted Mr. Gangadharan an option to purchase 45,000 shares of our common stock pursuant to the 2010 Plan, with a per share exercise price of $1.73, which is early exercisable and vests in 48 equal monthly installments, subject to Mr. Gangadharan’s continuous service to us through each applicable vesting date.

On May 7, 2020, we granted a series of options to purchase shares of our common stock to Messrs. Haddad, Sizer, and Gangadharan pursuant to the 2010 Plan, each of which has a per share exercise price of $1.73, with the following terms: 2,525,000 shares, 300,000 shares, and 450,000 shares, respectively, which are early exercisable and vest in 48 equal monthly installments beginning on February 1, 2020, subject to the named executive officer’s continuous service to us through each applicable vesting date; 80,000 shares, 42,000 shares, and 47,000 shares, respectively, which were fully vested as of the date of grant; and 10,622 shares, 9,472 shares, and 9,704 shares, respectively, which are early exercisable and vest as to 12.5% of the total shares subject to the option on October 1, 2020, with the remainder of the shares vesting in 42 equal monthly installments measured from October 1, 2020, subject to the named executive officer’s continuous service to us through each applicable vesting date.

On August 12, 2020, we repriced the following options to purchase shares of our common stock previously granted to our named executive officers pursuant to the 2010 Plan, in each case, to a per share exercise price of $1.73: 500,000 shares originally granted to Mr. Haddad in February 2018 at a per share exercise price of $2.18, which continue to vest in 48 equal monthly installments beginning on February 1, 2018, subject to Mr. Haddad’s continuous service to us through each applicable vesting date; 25,000 shares, 37,500 shares, and 345,620 shares originally granted to Mr. Sizer in November 2017, March 2018, and May 2018, respectively, each at a per share exercise price of $2.18, the vesting of which options ceased upon Mr. Sizer’s resignation as our Chief Financial Officer on December 31, 2020; and 1,125,000 shares originally granted to

Mr. Gangadharan in September 2018 at a per share exercise price of $3.11, which continue to vest in 48 equal monthly installments beginning on September 21, 2018, subject to Mr. Gangadharan’s continuous service to us through each applicable vesting date.

Agreements with Our Named Executive Officers

We have entered into offer letters with each of our named executive officers, setting forth the terms and conditions of such executive’s employment with us, as described below, which we intend to amend and restate prior to the completion of this offering. The offer letters generally provide for at-will employment and set forth the executive officer’s initial base salary, annual bonus opportunity, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard employee invention assignment and confidentiality agreement. The key terms of the letter agreements are described below.

Andre Haddad

We entered into an offer letter with Mr. Haddad, our Chief Executive Officer, in September 2011 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Haddad received an initial annual base salary of $260,000, which most recently increased to $389,551 as of January 1, 2021; was eligible to receive a bonus of up to $100,000, which has since been increased to a target bonus of 50% of his annual base salary pursuant to our executive bonus program; and is eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the section titled “—Potential Payments upon Termination or Change in Control.” In addition, Mr. Haddad is eligible to participate in our regular health insurance and other employee benefit plans, as described below as described in more detail below under the section titled “—Other Compensation and Benefits.”

Ned Sizer

We entered into an offer letter with Mr. Sizer, our former Chief Financial Officer, in November 2016 that governed the terms of his employment with us. Pursuant to the agreement, Mr. Sizer received an initial annual base salary of $300,000, which was increased to $327,718 on January 1, 2019; and he was eligible to receive an annual bonus of 30% of his base salary pursuant to our executive bonus program and as determined by our board of directors.

Mr. Sizer’s employment with us terminated on December 31, 2020 pursuant to a separation and transition letter we entered into with Mr. Sizer on September 25, 2020, providing that Mr. Sizer enter into a transition period with us from September 25, 2020 through December 31, 2020. During this transition period, Mr. Sizer received his full salary, full bonus, as determined by our board of directors, and benefits, less required withholdings and deduction, and was not expected to perform his regular job duties but made himself available to us on an as-needed basis as requested by us. After this transition period, in exchange for timely executing and not revoking a release of claims in our favor, Mr. Sizer received a severance payment equal to $110,039 on January 1, 2021 and an extension of the exercise period for his vested options to four years from the date of his termination.

Avinash Gangadharan

We entered into an offer letter with Mr. Gangadharan, our Chief Technology Officer, in July 2018 that governs the current terms of his employment with us. Pursuant to the agreement, Mr. Gangadharan received an initial annual base salary of $315,000, which was increased to $335,739 on November 1, 2019; is eligible to receive an annual bonus of 30% of his base salary, pursuant to our executive bonus program and as determined by our board of directors; and is eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the section titled “—Potential Payments upon Termination or Change in Control.” In addition, Mr. Gangadharan is eligible to participate in our regular health insurance and other employee benefit plans, as described in more detail below under the section titled “—Other Compensation and Benefits.”

In connection with the commencement of his employment with us, and pursuant to the terms of his offer letter, on September 4, 2018, our board of directors granted Mr. Gangadharan an option to purchase 1,125,000 shares of our common stock at a per share exercise price of $3.11, which was the fair market value of our common stock on the date of grant. This option was repriced in August 2020 as described above under the section titled “—Narrative to the Summary Compensation Table—Equity-Based Incentive Awards.” The option vested as to 25% of the shares subject to the option on August 21, 2019, and the remainder of the shares subject to the option vest in 36 equal monthly installments measured from August 21, 2019, subject to Mr. Gangadharan’s continuous service to us through each applicable vesting date. The option permits early exercise, whereby Mr. Gangadharan may purchase the shares subject to the option prior to vesting, subject to our right of repurchase upon his termination of continuous service, which repurchase right lapses over time in accordance with the vesting schedule of the option. This option also provides for acceleration as described below under the section titled “—Potential Payments upon Termination or Change in Control—Accelerated Vesting.”

Potential Payments upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation. In addition, each of our named executive officers’ stock awards are subject to the terms of our 2020 Equity Incentive Plan, or 2020 Plan, or 2010 Plan (as applicable) and award agreements thereunder. A description of the termination and change in control provisions in the 2020 Plan, 2010 Plan, and awards granted thereunder is provided below under the section titled “—Employee Benefit and Stock Plans.”

Severance Benefits

Pursuant to Mr. Haddad’s offer letter, if his employment with us is terminated by us without cause or by Mr. Haddad for good reason (as such terms are defined below), Mr. Haddad will receive the following severance payments and benefits if he timely executes and does not revoke a release of claims in our favor: (i) payment of base salary on our regular payroll periods for six months and (ii) provided he elects COBRA coverage, a lump sum payment equal to six times his COBRA premium for him and his dependents. Solely for the purposes of Mr. Haddad’s offer letter, “cause” means (a) a good faith determination by our board of directors that he has failed to materially perform his duties and responsibilities as lawfully assigned to him by our board of directors after there has been delivered to him a written demand for performance which describes the specific deficiencies in his performance and the specific manner in which his performance must be improved, and which provides 30 business days from the date of notice to remedy such performance deficiencies; (b) his conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude which our board of directors in good faith believes has had or will have a material detrimental effect on our reputation or business; (c) engaging in an act of gross negligence or willful misconduct in the performance of his employment obligations and duties; (d) committing an act of fraud against, material misconduct, or willful misappropriation of property belonging to us; (e) knowing engagement in any other misconduct that has had or will have an adverse effect on our reputation or business; or (f) material breach of his offer letter or other agreement between him and us, or his unauthorized material misuse of our trade secrets or proprietary information (including with respect to the employee invention assignment and confidentiality agreement). Solely for the purposes of Mr. Haddad’s offer letter, “good reason” means any of the following taken without Mr. Haddad’s written consent, provided that (1) such event or condition has occurred within 90 days preceding his written notice to us, and within 180 days preceding the effective date of his separation from service from us for good reason and (2) we have failed to cure such event or condition within 30 days of receipt of written notice thereof: (A) a material reduction in his title, responsibilities, or duties as our chief executive officer (other than a change by virtue of a deemed liquidation event, so long as he retains substantially the same or greater responsibilities or duties of a division, unit, or subsidiary that constitutes all or substantially all of our business following such deemed liquidation event); (B) a material decrease in his then current annual base salary (other than a reduction in connection with a general decrease in the salary of our executive management); or (C) the relocation of his office to a facility or a location more than 40 miles of our current offices in San Francisco, California.

Accelerated Vesting

Pursuant to Mr. Gangadharan’s offer letter, if there is a change in control (as such term is defined below), within 12 months of which, his employment with us is terminated by us other than for cause or by Mr. Gangadharan for good reason (as such terms are defined below), then, subject to Mr. Gangadharan timely executing and not revoking a release of claims in our favor, 50% of any then-unvested shares subject to Mr. Gangadharan’s option to purchase 1,125,000 shares of our common stock granted on September 4, 2018, will immediately vest as of the date of such termination.

In addition, with respect to the options granted to Messrs. Haddad and Gangadharan on May 7, 2020 that are subject to vesting, if there is a change in control (as such term is defined below), within 12 months of which, the employment of the named executive officer is terminated by us other than for cause or by the named executive officer for good reason (as such terms are defined below), then, subject to the named executive officer timely executing and not revoking a release of claims in our favor, effective as of such termination, 50% of any then-unvested shares subject to such options shall vest on the date of such termination. For purposes of this acceleration the following terms have the following meanings:

•

“cause” means (i) the optionee’s conviction of or plea of non contendere to a felony or a crime involving moral turpitude which the board of directors believes has had or will have a detrimental effect on our reputation or business; (ii) the optionee engaging in an act of gross negligence or willful misconduct in the performance of his or her employment obligations and duties; (iii) the optionee’s committing an act of fraud against, material misconduct or willful misappropriation of property belonging to us; (iv) the optionee engaging in any other intentional misconduct that has had or will have a material adverse effect on our reputation or business; or (v) the optionee’s intentional breach of the optionee’s employee invention assignment and confidentiality agreement or other unauthorized misuse of our trade secrets or proprietary information.

•

“change in control” means (i) a sale, conveyance, exchange or transfer (excluding any venture-backed or similar investments in us) in which any person, entity or collective group, other than persons or entities who as of immediately prior to such sale, conveyance, exchange or transfer own securities in us, either directly or indirectly, becomes the beneficial owner, directly or indirectly, of our securities representing 50% percent of the total voting power of all our then outstanding voting securities; (ii) a merger or consolidation of us in which our voting securities immediately prior to the merger or consolidation do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity immediately after the merger or consolidation; or (iii) a sale of substantially all of the assets of us or a liquidation or dissolution of us.

•

“good reason” means any of the following taken without the optionee’s written consent and provided (a) we receive, within 30 days following the occurrence of any of the events set forth in clauses (i) through (iv) below, written notice from the optionee specifying the specific basis for the optionee’s belief that such optionee is entitled to terminate employment for good reason, (b) we fail to cure the event constituting good reason within 30 days after receipt of such written notice thereof, and (c) the optionee terminates employment within 30 days following expiration of such cure period: (i) a material change, adverse to the optionee, in the optionee’s position, titles, offices or duties, provided that a change of position, titles, offices, or duties in connection with a change in control shall not constitute good reason hereunder if the optionee is the most senior management officer for the successor business unit, division or the like for our business following such change in control; (ii) an assignment of any significant duties to the optionee that are inconsistent with his or her positions or offices held under such optionee’s offer letter; (ii) a decrease in the optionee’s then current annual base salary by more than 10% (other than in connection with a general decrease in the salary of all other executive officers); or (iv) the relocation of the optionee to a facility or a location more than 50 miles from the optionee’s then current location.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by each named executive officer as of December 31, 2020.

	Option Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)		Option Expiration Date
Andre Haddad	3/9/2016		260,081	—	0.30		3/8/2026
	2/8/2018	(2)(3)	500,000	—	1.73	(4)	2/7/2028
	5/7/2020	(5)	2,525,000	—	1.73		5/6/2030
	5/7/2020		80,000	—	1.73		5/6/2030
	5/7/2020	(6)	10,622	—	1.73		5/6/2030
Ned Sizer	12/14/2016		493,963	—	0.34		12/31/2024	(7)
	11/9/2017	(7)	20,833	—	1.73	(4)	12/31/2024	(7)
	3/21/2018	(7)	27,343	—	1.73	(4)	12/31/2024	(7)
	5/25/2018	(7)	216,012	—	1.73	(4)	12/31/2024	(7)
	5/7/2020	(7)	68,750	—	1.73		12/31/2024	(7)
	5/7/2020		42,000	—	1.73		12/31/2024	(7)
	5/7/2020	(7)	1,578	—	1.73		12/31/2024	(7)
Avinash Gangadharan	9/4/2018	(8)	1,125,000	—	1.73	(4)	9/3/2028
	4/29/2020	(9)	45,000	—	1.73		4/28/2030
	5/7/2020	(5)	450,000	—	1.73		5/6/2030
	5/7/2020		47,000	—	1.73		5/6/2030
	5/7/2020	(6)	9,704	—	1.73		5/6/2030

(1)	All of the option awards were granted under the 2010 Plan, the terms of which are described below under the section titled “—Employee Benefit and Stock Plans—2010 Equity Incentive Plan.”
(2)

Option is held by Haddad-Delaveau Living Trust, dated October 28, 2015, over which Andre Haddad, our Chief Executive Officer and Chairperson of our board of directors, is co-trustee and shares voting and dispositive power with his spouse.

(3)

Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on February 1, 2018, subject to Mr. Haddad’s continuous service to us through each applicable vesting date. In the event of a deemed liquidation event, 25% of any then-unvested shares subject to the option shall vest. In addition, in the event of Mr. Haddad’s separation from service to us without cause or for good reason in connection with or within three months before or 12 months after the closing of a deemed liquidation vent, the option will vest in full as of the date of such separation.

(4)	Option was repriced in August 2020.
(5)

Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on February 1, 2020, subject to the named executive officer’s continuous service through each applicable vesting date. If there is a change in control, within 12 months of which the named executive officer is terminated by us other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.

(6)

Shares subject to the option are early exercisable, subject to our right of repurchase, and vest as to 12.5% of the shares subject to the option on October 1, 2020, and the remainder of the shares subject to the option vest in 42 equal monthly installments measured from October 1, 2020, subject to the named executive officer’s continuous service through each applicable vesting date. If there is a change in control, within 12 months of which the named executive officer is terminated by us other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.

(7)

Following Mr. Sizer’s resignation as our Chief Financial Officer in December 2020, no additional shares subject to any options held by Mr. Sizer will vest, and all shares subject to such options are exercisable until December 31, 2024.

(8)

Shares subject to the option are early exercisable, subject to our right of repurchase, and vest as to 25% of the shares subject to the option on August 21, 2019, and the remainder of the shares subject to the option vest in 36 equal monthly installments measured from August 21, 2019, subject to Mr. Gangadharan’s continuous service to us through each applicable vesting date. If there is a change in control, within 12 months of which, Mr. Gangadharan is terminated other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.

(9)

Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on December 1, 2019, subject to Mr. Gangadharan’s continuous service to us through each applicable vesting date.

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life insurance, long-term disability, short-term disability, and accident death and dismemberment plans, in each case, on the same basis as all of our other employees. We pay the premiums for medical, dental, and vision insurance for all of our employees, including our named executive officers. We also pay 65% of dependent premiums for medical, dental, and vision plans.

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during 2020. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer compensation up to certain limits imposed by the Internal Revenue Code of 1986, as amended, or the Code. Since January 2021, we make matching and discretionary contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, and contributions and earnings on those amounts are generally not taxable to a participating employee until withdrawn or distributed from the 401(k) plan.

Employee Benefit and Stock Plans

Our board of directors intends to adopt our 2021 Equity Incentive Plan, or 2021 Plan, and 2021 Employee Stock Purchase Plan, or ESPP, each of which will become effective upon the execution and delivery of the underwriting agreement related to this offering. The 2021 Plan will supersede and replace our 2020 Plan. The description below reflects the 2020 Plan, as currently in effect. After the 2021 Plan becomes effective, no further stock awards will be granted under our 2020 Plan.

2021 Equity Incentive Plan

Our board of directors adopted the 2021 Plan in                      2021, and our stockholders approved the 2021 Plan in                      2021. The 2021 Plan will become effective upon the execution of the underwriting agreement for this offering. Once the 2021 Plan becomes effective, no further grants will be made under our 2020 Plan.

Types of Awards. Our 2021 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors, consultants, and the employees and consultants of our affiliates.

Authorized Shares. The maximum number of shares of common stock that may be issued under our 2021 Plan is                          shares, which is the sum of (i)                         new shares, plus (ii) the 2020 Plan’s available reserve, plus (iii) the number of returning shares, if any, as such shares become available from time to time. In addition, the number of shares of common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year, beginning on January 1, 2022, and continuing through and including January 1, 2031, by     % of the total number of shares of common stock outstanding on December 31 of the immediately preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares that may be issued upon the exercise of ISOs under our 2021 Plan is                 shares.

Shares issued under our 2021 Plan will be authorized but unissued or reacquired shares of common stock. Shares subject to awards granted under our 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2021 Plan. In addition, shares issued pursuant to awards under our 2021 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, will become available for future grant under our 2021 Plan.

The maximum number of shares of common stock subject to stock awards granted under the 2021 Plan or otherwise during any calendar year beginning in 2022 to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $                        in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $                        .

Plan Administration. Our board of directors, or a duly authorized committee of our board, may administer our 2021 Plan. Our board of directors has delegated concurrent authority to administer our 2021 Plan to the compensation committee under the terms of the compensation committee’s charter. We sometimes refer to the board of directors, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2021 Plan.

In addition, subject to the terms of the 2021 Plan, the administrator also has the power to modify outstanding awards under our 2021 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash, or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as specified in the stock option agreement by the administrator.

The administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the administrator.

Options may not be transferred to third-party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates, or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. In addition, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

The administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2021 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Awards. The administrator may grant other awards based in whole or in part by reference to common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of ISOs; and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.

Corporate Transactions. The following applies to stock awards under the 2021 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant. Under the 2021 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation, or similar transaction following which we are the surviving corporation but the shares of common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue, or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In addition, the plan administrator may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction if not previously exercised will receive a payment, if any, equal to the excess of the value of the property the participant would have received upon exercise of the stock award over the exercise price otherwise payable in connection with the stock award.

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur.

Transferability. A participant may not transfer awards under our 2021 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2021 Plan.

Plan Amendment or Termination. Our board has the authority to amend, suspend, or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2021 Plan. No awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2021 Employee Stock Purchase Plan

Our board of directors adopted the ESPP in                  2021, and our stockholders adopted the ESPP in                  2021. The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow our eligible U.S. employees to purchase common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Internal Revenue Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment when necessary or appropriate to permit participation by our eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Authorized Shares. The maximum aggregate number of shares of common stock that may be issued under our ESPP is                                  shares. The number of shares of common stock reserved for issuance under our ESPP will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (1)     % of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, (2)                                  shares and (3) a number of shares determined by our board. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Plan Administration. Our board, or a duly authorized committee thereof, will administer our ESPP. Our board has delegated concurrent authority to administer our ESPP to the compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings with specific terms approved by the administrator and under which eligible employees are granted purchase rights to purchase shares of common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for our eligible employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, with a maximum dollar amount as designated by the board. Unless otherwise determined by the administrator, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of common stock on the first date of an offering or (b) 85% of the fair market value of a share of common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’

accumulated payroll contributions will be used to purchase shares of common stock within 10 business days (or such other period specified by the board) prior to such corporate transaction and such purchase rights will terminate immediately.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination. The administrator has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2020 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2020 Plan in December 2020. As of December 31, 2020, there were 5,908,281 shares of common stock remaining available for the future grant of stock awards under our 2020 Plan. As of December 31, 2020, options to purchase an aggregate of 151,292 shares of our common stock, each at an exercise price of $1.73, were outstanding under the 2020 Plan.

Upon the effective date of the 2021 Plan, no additional awards will be granted under the 2020 Plan, which will be terminated on such date. However, any outstanding awards granted under the 2020 Plan will remain outstanding, subject to the terms of the 2020 Plan and the applicable award agreements, until such outstanding options are exercised or until any awards terminate or expire by their terms.

Stock Awards. Our 2020 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code, to employees (including officers and directors who are also employees) of us or any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, and restricted stock unit awards to employees, officers, directors, and consultants of us or any parents or subsidiary.

Authorized Shares. Subject to certain capitalization adjustments, the total number of shares of common stock that may be issued pursuant to stock awards under the 2020 Plan is (a) any authorized shares not issued or subject to outstanding grants under the 2010 Plan on the effective date of the 2020 Plan; (b) shares that are subject to issuance under the 2010 Plan but cease to be subject to an award for any reason other than exercise of an option after the effective date of the 2020 Plan; and (c) shares that were issued under the 2010 Plan which are repurchased by us or which are forfeited or used to pay withholding obligations or pay the exercise price of a stock option.

Shares subject to stock awards granted under our 2020 Plan that expire or are cancelled, forfeited, or terminated without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2020 Plan. Any shares reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2020 Plan.

Plan Administration. Our board of directors administers and interprets the provisions of the 2020 Plan. The board of directors may delegate its authority to a committee of the board and has delegated authority to the compensation committee of the board, referred to as the “committee.” The committee may additionally delegate limited authority to specified directors or executive officers to execute any instrument required to effect an award previously granted by the committee. Under our 2020 Plan, the committee has the authority to, among other things, approve award recipients, determine the numbers and types of stock awards to be granted, determine the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award, construe and interpret the 2020 Plan and awards granted thereunder, prescribe, amend, modify, and rescind or terminate rules and regulations for the administration of the 2020 Plan.

Under the 2020 Plan, the committee may, with the consent of the respective participants, issue new awards in exchange for the surrender and cancellation of any or all outstanding awards. Without prior stockholder approval the committee may reprice options or stock appreciation rights (and where such repricing is a reduction in the exercise price of outstanding options or stock appreciation rights, the consent of the affected participants is not required provided written notice is provided to them). The committee may buy from a participant an award previously granted with payment in cash, shares, or other consideration, based on such terms and conditions as the committee and the participant may agree.

Stock Options. ISOs and NSOs are granted under stock option agreements in such form and containing such provisions as approved by the committee. The committee determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for 10% stockholders as required by the Code). Options granted under the 2020 Plan vest at the rate specified in the share option agreements and option rules as determined by the committee.

The committee determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years (or five years for 10% stockholders as required by the Code). If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause the optionholder may generally exercise any vested options for a period of up to three months following the cessation of service, or such other period of time set forth in the share option agreement. If an optionholder’s service relationship with us or any of our affiliates ceases due to death or disability (or the participant dies within three months after a termination other than for Cause), then options vested as of the termination date may generally be exercised within 12 months following the date of termination, or such other period of time set forth in the share option agreement. In no event may an option be exercised beyond the expiration of its term. If an optionholder’s service relationship with us or any of our affiliates ceases due to termination for cause, the optionholder’s vested options shall expire on the optionholder’s termination date, or such later time as determined by the committee.

The exercise price for shares issued under the 2020 Plan are generally payable in cash equivalents or other forms of consideration determined by the committee, including, but not limited to, a broker-assisted cashless exercise or a net exercise.

Unless the committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or, with respect to NSOs for participants in the United States, by gift to a family member.

Restricted Stock Units. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the committee. A restricted stock unit award may be settled in cash, shares, or by a combination of cash and shares. In addition, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. The committee will determine the terms of restricted stock unit awards including, without limitation: (a) the number of shares subject to the restricted stock unit award, (b) the time or times during which the restricted stock unit award may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the participant’s termination on each restricted stock unit award.

Restricted Stock. The committee determines to whom an offer of restricted stock will be made, the number of shares the person may purchase, the purchase price, the restrictions to which the shares will be subject, and other terms and conditions. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through, but not limited to, a repurchase right.

Changes to Capital Structure. In the event of any stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in the capital structure of us affecting shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2020 Plan, the committee will (i) adjust the number and class of shares reserved for issuance under the 2020 Plan, (ii) adjust the exercise price of, number, and class of shares subject to outstanding options or stock appreciation rights, and (iii) the purchase price of and/or number and class of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted.

Corporate Transactions. In the event of an acquisition or other combination, outstanding awards acquired under the 2020 Plan shall be subject to the agreement evidencing the acquisition or other combination, which need not treat all outstanding awards in an identical manner. Such agreement, without the participant’s consent, shall provide for one or more of the following with respect to all outstanding awards:

•	awards will be assumed or substituted by the acquiring or succeeding corporation with appropriate adjustments;

•	the continuation of outstanding awards by us (if the company is the successor entity);

•	the participant’s unexercised awards will terminate upon or immediately prior to the consummation of such transactions contemplated by the acquisition or other combination;

•	outstanding awards will vest and become fully or partially exercisable or vest with accelerated expiration of outstanding awards;

•	an award will terminate in exchange for an amount of cash, cash equivalents, or securities of the successor entity, if any, equal to fair market value of such award; or

•	any one or more of the foregoing.

Under the 2020 Plan, an acquisition is generally defined as the occurrence of any of the following events: (i) any consolidation or merger in which the voting stock and other voting securities of us that are outstanding immediately prior to the consummation of such consolidation or merger are converted into securities of the surviving entity of such consolidation or merger that together possess less than fifty percent of the total voting power of all voting securities of such surviving entity that are outstanding immediately after the consummation of such consolidation or merger; (ii) a sale or other transfer by the holders of outstanding voting stock and/or other voting securities of us possessing more than fifty percent of the total voting power of all outstanding voting securities of us; or (iii) the sale, lease, transfer, or other disposition by us of all or substantially all the assets of us.

The following do not constitute an acquisition: (i) the closing of our first public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or (ii) any transaction the sole purpose of which is to change the state of incorporation of us or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction.

Plan Amendment or Termination. The board may at any time terminate or amend the 2020 Plan and all outstanding options, stock appreciation rights, or restricted stock unit awards upon a dissolution or liquidation of us, followed by the payment of creditors and the distribution of any remaining funds to our stockholders; provided, however, that certain amendments may require the approval of our stockholders. Unless sooner terminated, the 2020 Plan terminates in ten years from the effective date.

U.K. Sub-Plan. The board adopted a U.K. sub-plan to the 2020 Plan to provide incentives for U.K. participants through the grant of options under similar terms to those under the 2020 Plan.

2010 Equity Incentive Plan

General. Our board of directors adopted, and our stockholders approved our 2010 Plan, in December 2010. Our 2010 Plan was terminated in connection with our adoption of our 2020 Plan; however, awards outstanding under our 2010 Plan continue in full effect in accordance with their existing terms. As of December 31, 2020, options to purchase an aggregate of 22,247,579 shares of our common stock, at exercise prices ranging from $0.04 to $3.14 per share, or a weighted-average exercise price of $1.60 per share, were outstanding under our 2010 Plan.

Administration. Our board of directors has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2010 Plan. Our board of directors may modify, extend, or renew outstanding options or may accept the cancellation of outstanding options (whether granted by us or another issuer) in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price.

Types of Awards. Our 2010 Plan provides for the grant of ISOs and NSOs to purchase shares of our common stock, equity appreciation rights awards, restricted stock awards, and restricted stock units to employees, members of our board of directors, and consultants. ISOs may be granted only to employees.

Options. The exercise price of options granted under our 2010 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionholder’s service terminates.

Restricted Stock Units. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the committee.

Restricted Stock. The committee determines to whom an offer of restricted stock will be made, the number of shares the person may purchase, the purchase price, the restrictions to which the shares will be subject, and other terms and conditions.

Other Stock Awards. The board of directors may grant other awards based in whole or in part by reference to, or otherwise based on, our common stock. The committee will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes in Capitalization. If we at any time change the number of shares of common stock issued without new consideration (such as by stock dividend or stock split), the total number of shares of common stock reserved for issuance under the 2010 Plan and the exercise price, number, and class of shares of common stock covered by each then outstanding award will (to the extent appropriate) be proportionally adjusted and the aggregate consideration payable to us, if any, will not be changed.

Corporate Transaction. Unless otherwise expressly provided in the applicable award agreement governing an award, upon an acquisition, our board of directors (or a committee thereof) may:

•	provide for the assumption, conversion, replacement, or substitution of any or all outstanding awards by the successor or acquiring entity;

•	substitute by issuing, in place of any award of outstanding shares, substantially similar shares of stock or other property;

•

substitute or assume outstanding awards granted by another entity by either (i) granting an award under the 2010 Plan in substitution of such other entity’s award, or (ii) assuming and/or converting such award as if it had been granted under the 2010 Plan if the terms of such assumed award could be applied to an award granted under the 2010 Plan; and/or

•	terminate outstanding awards that are not assumed, converted, or replaced without providing accelerated vesting.

The treatment of awards upon an acquisition may vary among the award types and participants in the sole discretion of our board of directors.

In general, an “acquisition” means either (i) any consolidation or merger of us by another entity by means of any transaction or series of related transactions, unless our stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity or (ii) a sale of all or substantially all of our assets, subject to certain exceptions.

Transferability. A participant may not transfer stock awards under our 2010 Plan other than by will, the laws of descent and distribution, or with respect to NSOs for participants in the United States, by gift to a family member, or as otherwise provided under our 2010 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend or terminate our 2010 Plan, provided that such action is approved by our stockholders to the extent stockholder approval is necessary. As described above, our 2010 Plan terminated upon the effective date of our 2020 Plan.

U.K. Sub-Plan. The board adopted a U.K. sub-plan to the 2010 Plan to provide incentives for U.K. participants through the grant of options under similar terms to those under the 2010 Plan.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law allows a corporation to provide that its directors will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect upon the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that this amended and restated certificate of incorporation and these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance. In addition, Mr. Hartenbaum is indemnified, subject to certain limitations, against liabilities incurred in his capacity as our director pursuant to an agreement with August Capital, and Mr. Kamra is insured, subject to certain limitations, against liabilities incurred in his capacity as our director pursuant to an agreement with Canaan Partners.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

2019 Tender Offer

In August 2019, we commenced a tender offer to purchase shares of our common stock and redeemable convertible preferred stock and stock options from certain of our stockholders and optionholders at a price of $3.8021 per share, less transaction costs, pursuant to an offer to purchase. Pursuant to this offer to purchase, in September 2019, we purchased an aggregate of 10,914,977 shares of our capital stock for an aggregate purchase price of approximately $41.5 million.

The following table summarizes tenders of our capital stock by and the purchase prices we paid to related persons in this transaction:

Stockholder	Shares of Our Capital Stock Tendered	Total Purchase Price Paid by Us
GV 2010, L.P.(1)	4,712,535	$17,917,529
Haddad-Delaveau Living Trust, dated October 28, 2015(2)	550,000	$2,091,155
Alex Benn(3)	367,299	$1,396,508
Ned Sizer(4)	206,037	$783,373
Michelle Fang(5)	193,344	$735,113
Tom Wang(6)	113,473	$431,436
Andrew Mok(7)	59,500	$226,225

(1)	GV 2010, L.P. and GV 2012, L.P., or together GV, hold greater than 5% of our outstanding capital stock.
(2)

Andre Haddad, our Chief Executive Officer and Chairperson of our board of directors, is co-trustee of, and shares voting and dispositive power with his spouse over, Haddad-Delaveau Living Trust, dated October 28, 2015.

(3)	Mr. Benn is our President.
(4)	Mr. Sizer previously served as our Chief Financial Officer until his resignation effective as of December 31, 2020.
(5)	Ms. Fang is our Chief Legal Officer.
(6)	Mr. Wang is our Chief Product Officer.
(7)	Mr. Mok is our Chief Marketing Officer.

Series E Preferred Stock Financing and Warrant Issuance

In July 2019, we issued and sold 41,129,127 shares of our Series E redeemable convertible preferred stock at a purchase price of $5.0694 per share, for an aggregate purchase price of approximately $208.5 million, to IAC/InterActiveCorp, or IAC, a holder of greater than 5% of our outstanding capital stock and where Messrs. Levin and Stein, two members of our board of directors, serve as executive officers.

In connection with this financing, we issued a warrant to IAC, or the IAC Warrant, to purchase shares of our Series E redeemable convertible preferred stock totaling up to 10% of our outstanding capitalization on a fully-diluted basis, less any shares purchased pursuant to our assigned right of first refusal. As of December 31, 2020, the IAC Warrant was exercisable for an aggregate of                          shares of our Series E redeemable convertible preferred stock, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

Series E-1 Preferred Stock Financing

In September 2019, we issued and sold 10,915,021 shares of our Series E-1 redeemable convertible preferred stock at a purchase price of $3.8021 per share, for an aggregate purchase price of approximately $41.5 million, to IAC, a holder of greater than 5% of our outstanding capital stock and where Messrs. Levin and Stein, two members of our board of directors, serve as executive officers.

Turo Seed Initiative in Partnership with Kiva

Launched in November of 2020, the Turo Seed Initiative is a program providing up to $1 million in funding and access to interest-free investment opportunities to aspiring entrepreneurs in the United States, especially those from underserved communities, by leveraging the Turo marketplace to help narrow the wealth gap. Mr. Haddad, our Chief Executive Officer and Chairperson of our board of directors, is a member of the board of directors of Kiva Microfunds, or Kiva. To date, we have contributed an aggregate of $165,000 in matching payments to Kiva through the Turo Seed Initiative. See the section titled “Business—Our People and Places—The Turo Seed Initiative” for more information about this program.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated July 23, 2019, or the investors’ rights agreement, with certain holders of our capital stock, including IAC, a holder of greater than 5% of our outstanding capital stock and where Messrs. Levin and Stein, two members of our board of directors, serve as executive officers; August Capital V, L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Hartenbaum, a member of our board of directors; Canaan IX L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Kamra, a member of our board of directors; Shasta Ventures II, L.P. and GV, each a holder of greater than 5% of our outstanding capital stock; and entities affiliated with Mr. Porter, a member of our board of directors. The investors’ rights agreement provides certain holders of our capital stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investors’ rights agreement also provides certain of these stockholders with information rights, which will terminate upon the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the completion of, this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to an amended and restated voting agreement, dated July 23, 2019, under which certain holders of our capital stock, including entities affiliated with Andre Haddad, our Chief Executive Officer and Chairperson of our board of directors; Alex Benn, our President; IAC, a holder of greater than 5% of our outstanding capital stock and where Messrs. Levin and Stein, two members of our board of directors, serve as executive officers; August Capital V, L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Hartenbaum, a member of our board of directors; Canaan IX L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Kamra, a member of our board of directors; Shasta Ventures II, L.P. and GV, each a holder of greater than 5% of our outstanding capital stock; and entities affiliated with Mr. Porter, a member of our board of directors, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the completion of this offering, and thereafter none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal

Pursuant to our equity compensation plan and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement, dated July 23, 2019 with certain holders of our capital stock, including entities affiliated with Andre Haddad, our Chief Executive Officer and Chairperson of our board of directors; Alex Benn, our President; IAC, a holder of greater than 5% of our outstanding capital stock and where Messrs. Levin and Stein, two members of our board of directors, serve as executive officers; August Capital V, L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Hartenbaum, a member of our board of directors; Canaan IX L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Kamra, a member of our board of directors; Shasta Ventures II, L.P. and GV, each a holder of greater than 5% of our outstanding capital stock; and entities affiliated with Mr. Porter, a member of our board of directors, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell in certain circumstances to other parties. We have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons. We have assigned our right of first refusal to IAC pursuant to (i) our 2010 Equity Incentive Plan, (ii) our certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 23, 2019, by and among us and the stockholders named therein, or (iii) any other agreement containing an assignable right of first refusal with respect to our securities in our favor. All rights of first refusal will terminate upon the completion of this offering.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a related person transaction policy setting forth the policies and procedures for the identification, review, and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets at year-end for the last two completed fiscal years) including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of                                 , 2021, and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on                      shares of common stock outstanding as of                                 , 2021, assuming (i) the automatic conversion of                                 shares of our redeemable convertible preferred stock outstanding as of                                 , 2021 into                                  shares of our common stock and (ii) the issuance of an aggregate of                         shares of common stock pursuant to the warrant held by IAC/InterActiveCorp, or the IAC Warrant, in connection with this offering, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. Applicable percentage ownership after the offering is based on                         shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of                                 , 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Turo Inc., 111 Sutter Street, Floor 12, San Francisco, California 94104.

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	%		Shares	%
5% Stockholders:
IAC/InterActiveCorp(1)
Entities affiliated with August Capital(2)
Canaan IX L.P.(3)
Entities affiliated with G Squared(4)
Shasta Ventures II, L.P.(5)
Entities affiliated with GV(6)

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	%		Shares	%
Directors and Named Executive Officers:
Andre Haddad(7)
Ned Sizer(8)
Avinash Gangadharan(9)
Susan Athey
Howard Hartenbaum(10)
Deepak Kamra
Kimberly Jabal
Joey Levin
Brook Porter
Mark Stein
Margaret Whitman
All directors and executive officers as a group(11) (16 persons)

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (a)                shares of common stock and (b)                shares of common stock issuable pursuant to the IAC Warrant in connection with this offering. The address of IAC/InterActiveCorp is 555 West 18th Street, New York, New York 10011.

(2)

Consists of (a)                 shares of common stock held by August Capital V, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals and (b)                 shares of common stock held by August Capital V Special Opportunities, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals, or collectively, the August V Entities. August Capital Management V, L.L.C. is the general partner of the August V Entities and may be deemed to have sole voting and investment power over the shares held by the August V Entities. Howard Hartenbaum, a member of our board of directors, and David Hornik are members of August Capital Management V, L.L.C. and may be deemed to have shared voting and investment power with respect to the shares held by the August V Entities. The address of each of these entities is PMB #456, 660 Fourth Street, San Francisco, California 94107.

(3)

Canaan Partners IX LLC, or Canaan Partners IX, is the general partner of Canaan IX L.P., or Canaan IX, and may be deemed to have sole voting and investment power over the shares held by Canaan IX. Brenton K. Ahrens, Stephen M. Bloch, Wende S. Hutton, Maha S. Ibrahim, Deepak Kamra, and Guy M. Russo are the managers of Canaan Partners IX. Voting and investment decisions with respect to the shares held by Canaan IX are made by the managers, collectively. The address of Canaan Partners IX and Canaan IX is 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

(4)

Consists of (a)                 shares of common stock held by G Squared Equity Management LP, (b)                 shares of common stock held by G Squared IV, LP, (c)                 shares of common stock held by G Squared IV, SCSP, (d)                 shares of common stock held by G Squared Opportunities Fund IV, LLC, and (e)                 shares of common stock held by G Squared V LP. Larry Aschebrook is the Managing Partner of G Squared Equity Management LP, the investment adviser to each of the aforementioned G Squared funds, and has sole voting and dispositive control over the shares held by such funds. The principal business address of G Squared is 205 North Michigan Avenue, Suite 3770, Chicago, Illinois 60601.

(5)

Shasta Ventures II GP, LLC, or Shasta GP, is the general partner of Shasta Ventures II, L.P., or Shasta LP. Shasta LP and Shasta GP share voting and investment power with respect to the shares held by Shasta LP. The address of Shasta GP and Shasta LP is c/o Shasta Ventures, 2440 Sand Hill Road, Suite 300, Menlo Park, California 94025.

(6)

Consists of (a)                shares of common stock held by GV 2010, L.P., or GV 2010, and (b)                shares of common stock held by GV 2012, L.P., or GV 2012. GV 2010 GP, L.L.C., or GV 2010 GP, the general partner of GV 2010, Alphabet Holdings LLC, or Alphabet Holdings, the sole member of GV 2010 GP, XXVI Holdings Inc., or XXVI Holdings, the managing member of Alphabet Holdings, and Alphabet Inc., or Alphabet, the sole stockholder of XXVI Holdings, may each be deemed to have sole voting and investment power over the shares held by GV 2010. GV 2012 GP, L.L.C., or GV 2012 GP, the general partner of GV 2012, Alphabet Holdings, the sole member of GV 2012 GP, XXVI Holdings, the managing member of Alphabet Holdings, and Alphabet, the sole stockholder of XXVI Holdings, may each be deemed to have sole voting and investment power over the shares held by GV 2012. The principal business address of GV 2010, GV 2010 GP, GV 2012, GV 2012 GP, Alphabet Holdings, XXVI Holdings, and Alphabet is 1600 Amphitheatre Parkway, Mountain View, California 94043.

(7)

Consists of (a)                 shares held by the Haddad-Delaveau Irrevocable Trust fbo Alexandre Haddad-Delaveau, or the Alexandre Trust, (b)                 shares held by the Haddad-Delaveau Irrevocable Trust fbo Alice Haddad-Delaveau, or the Alice Trust, (c)                 shares held by the Haddad-Delaveau Irrevocable Trust fbo Laurice Haddad-Delaveau, or the Laurice Trust, (d)                 shares held by the Haddad-Delaveau Living Trust, dated October 28, 2015, or the Haddad-Delaveau Trust, (e)                 shares held by the Delaveau Family ALEH-D Trust dated March 9, 2021, or the Delaveau Family ALEH-D Trust, (f)                 shares held by the Delaveau Family ALIH-D Trust dated March 9, 2021, or the Delaveau Family ALIH-D Trust, (g)                 shares held by the Delaveau Family LH-D Trust dated March 9, 2021, or the Delaveau Family LH-D Trust, (h)                 shares held by the Haddad Family ALEH-D Trust dated March 9, 2021, or the Haddad Family ALEH Trust, (i)                 shares held by the Haddad Family ALIH-D Trust dated March 9, 2021, or the Haddad Family ALIH-D Trust, (j)                 shares held by the Haddad Family LH-D Trust dated March 9, 2021, or the Haddad Family LH-D Trust, and (k)                 shares issuable upon the exercise of stock options that are exercisable within 60 days of                                , 2021. Mr. Haddad is the co-trustee of the Alexandre Trust, the Alice Trust, the Laurice Trust, and the Haddad-Delaveau Trust, or collectively, the Haddad-Delaveau Trusts, and shares voting and dispositive power with respect to the shares held by the Haddad-Delaveau Trusts with his spouse. Mr. Haddad is the trustee of the Delaveau Family ALEH-D Trust, the Delaveau Family ALIH-D Trust, and the Delaveau Family LH-D Trust, or collectively, the Delaveau Family Trusts, and has sole voting and dispositive power with respect to the shares held by the Delaveau Family Trusts. Mr. Haddad may be deemed to have voting and dispositive power with respect to the shares held by the Haddad Family ALEH-D Trust, the Haddad Family ALIH-D Trust, and the Haddad Family LH-D Trust, over which Mr. Haddad’s spouse is trustee.

(8)

Consists of                shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of                                 , 2021. Mr. Sizer resigned as our Chief Financial Officer effective as of December 31, 2020.

(9)	Consists of shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of , 2021.
(10)

Consists of (a)                 shares of common stock held by August Capital V, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals and (b)                 shares of common stock held by August Capital V Special Opportunities, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals, or collectively, the August V Entities. August Capital Management V, L.L.C. is the general partner of the August V Entities and may be deemed to have sole voting and investment power over the shares held by the August V Entities. Howard Hartenbaum, a member of our board of directors, and David Hornik are members of August Capital Management V, L.L.C. and may be deemed to have shared voting and investment power with respect to the shares held by the August V Entities.

(11)	Consists of (a) shares of common stock and (b) shares of common stock issuable upon the exercise of options that are exercisable within 60 days of , 2021.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective immediately prior to the completion of this offering, the investors’ rights agreement, and relevant provisions of the Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Upon the completion of this offering, our authorized capital stock will consist of                                shares, all with a par value of $0.001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of December 31, 2020, we had 26,638,666 shares of common stock and 170,034,432 shares of redeemable convertible preferred stock outstanding. After giving effect to (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of December 31, 2020 into an equal number of shares of our common stock and (ii) the issuance of an aggregate of                                 shares of common stock pursuant to the warrant held by IAC/InterActiveCorp in connection with this offering, based on an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, there would have been shares of common stock outstanding as of December 31, 2020 held by 319 stockholders of record.

Common Stock

Voting Rights

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the size of our board of directors, removal of directors, director liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent, and exclusive jurisdiction.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will not provide for cumulative voting for the election of directors.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us. See the section titled “Dividend Policy” for additional information.

Liquidation Rights

On our liquidation, dissolution, or winding-up, the holders of common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities,

liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of December 31, 2020, we had 170,034,432 shares of our redeemable convertible preferred stock outstanding, which will automatically convert into an equal number of shares of our common stock immediately prior to the completion of this offering. Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of                                shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of December 31, 2020, we had outstanding options under our equity compensation plans to purchase an aggregate of 22,398,871 shares of our common stock, with a weighted-average exercise price of $1.60 per share.

Warrants

As of December 31, 2020, we had outstanding a warrant to purchase up to an aggregate of                                shares of our Series E redeemable convertible preferred stock, based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus. If not exercised in connection with the completion of this offering, this warrant will remain outstanding and become a warrant to purchase common stock. See the section titled “Certain Relationships and Related Party Transactions—Series E Preferred Stock Financing and Warrant Issuance.”

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides certain holders of our redeemable convertible preferred stock and common stock with certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended, or the Securities Act, when the applicable registration statement is declared or becomes effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the number of shares such holders may include can be cut back by the managing underwriters (if any) subject to specified conditions. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the completion of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such time after the completion of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

Subject to certain exceptions, upon election by the requisite holders, the holders of an aggregate of 170,334,432 shares of our common stock, based on our shares outstanding as of December 31, 2020, will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover at least that number of registrable shares as would have an anticipated aggregate offering price, net of selling expenses, of at least $7.5 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 173,905,006 shares of our common stock, based on our shares outstanding as of December 31, 2020, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) an SEC Rule 145 transaction, or (iii) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 170,334,432 shares of common stock, based on our shares outstanding as of December 31, 2020, will be entitled to certain Form S-3 registration rights. At any time beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would be at least $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer, a proxy contest or otherwise, or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to                                 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 66 2/3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock (if any) may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation to be effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty; (3) any action or proceeding asserting a claim against us arising under the Delaware General Corporation Law; (4) any action or proceeding regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action or proceeding asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our amended and restated certificate of incorporation provides that any person or entity holding, owning, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                                 . The transfer agent and registrar’s address is                                 .

Exchange Listing

Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock listed on                                  under the symbol “TURO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to list our common stock on                , we cannot assure you that there will be an active public market for our common stock or that an active public market, if established, would be sustained.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of December 31, 2020 and assuming (i) the issuance of shares of common stock by us in this offering, (ii) the automatic conversion of 170,034,432 shares of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an equal number of shares of common stock immediately prior to the completion of this offering, (iii) the issuance of an aggregate of                                 shares of common stock pursuant to the warrant held by IAC/InterActiveCorp in connection with this offering, based on an assumed initial public offering price of $                     per share, the midpoint of the price range set forth on the cover page of this prospectus, (iv) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (v) no exercise of the underwriters’ option to purchase additional shares, we will have outstanding an aggregate of approximately                                shares of common stock.

Of these shares, all shares of common stock sold by us in this offering, including any shares sold by us upon exercise, if any, of the underwriters’ option to purchase additional shares of common stock, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining outstanding shares of our common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that                                of these shares will be subject to a                 -day lock-up period under the lock-up agreements and market stand-off agreements described below.

Lock-Up Agreements

We, our directors and executive officers, and certain holders of our common stock and securities exercisable for or convertible into our common stock will sign lock-up agreements that prevent us and them from selling any of our common stock or any securities exercisable for or convertible into our common stock for a period of not less than                 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, subject to certain exceptions. See the section titled “Underwriters” for more information.

Rule 144

Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and                                 concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements and/or market standoff as described elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our 2021 Equity Incentive Plan, our 2021 Employee Stock Purchase Plan, our 2020 Equity Incentive Plan, and our 2010 Equity Incentive Plan, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of December 31, 2020, holders of up to 173,905,006 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our redeemable convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended, or the Code, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of the partnership and the partners thereof generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, the term “non-U.S. holder” means any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to us or our paying agent. However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest,” or USRPI, by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

The determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes; although there can be no assurance, we will not in the future become a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply regardless of whether such distributions constitute dividends and even if no withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

FATCA

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Under applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Total:

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share less than the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for

expenses relating to clearance of this offering with the Financial Industry Regulatory Authority of up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock approved for listing on                                  under the trading symbol “TURO.”

We, our directors and executive officers, and certain holders of our common stock and securities exercisable for or convertible into our common stock will sign lock-up agreements that prevent us and them from selling any of our common stock or any securities exercisable for or convertible into our common stock for a period of not less than                 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, subject to certain exceptions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. The factors considered in determining the initial public offering price include our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, or each, a Relevant Member State, an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

None of our common stock have been offered or will be offered to the public in the United Kingdom except that our common stock may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined in as defined under Article 2 of the U.K. Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Section 85 of the FSMA.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In addition, in the United Kingdom, this prospectus is only addressed to, and directed only at, qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

Singapore SFA Product Classification—In connection with Section 309B of the Securities and Futures Act of Singapore, or SFA, and the Capital Markets Products, or CMP, Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A, Chapter 289 of the SFA), under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer in that corporation’s securities pursuant to

Section 275(1A) of the SFA; (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets); (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Brazil

The offer and sale of our common stock has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our common stock cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our common stock, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of common stock to the public in Brazil.

China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

France

Neither this prospectus nor any other offering material relating to the common stock offered by this prospectus has been or will be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be:

(a)	released, issued, distributed, or caused to be released, issued, or distributed to the public in France;

(b)	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

(c)

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(d)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(e)

in a transaction that, in accordance with Article L.411-2-I-1°-or-2° -or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

The common stock may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Kuwait

The common stock has not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the common stock in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the common stock.

Qatar

The common stock described in this prospectus have not been, and will not be, offered, sold, or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person.

It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

The shares have not been and are not being publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Francisco, California. Freshfields Bruckhaus Deringer US LLP, Menlo Park, California, is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Turo Inc. as of December 31, 2019 and 2020, and for each of the years in the two-year period ended December 31, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at turo.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

TURO INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Turo Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Turo Inc. and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

San Francisco, California

July 30, 2021

TURO INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$188,154	$145,192
Accounts receivable, net	1,032	824
Prepaid expenses and other current assets	13,947	17,102
Funds held for hosts	10,752	7,992

Total current assets	213,885	171,110
Restricted cash	26,882	33,451
Property and equipment, net	5,958	7,607
Long-term insurance deposits	2,008	2,408
Other long-term assets	156	80

Total assets	$248,889	$214,656

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$7,957	$3,204
Funds payable to hosts	10,752	7,992
Debt, current	—	4,747
Insurance reserves	23,982	28,074
Accrued liabilities	24,157	30,370
Unearned fees	5,814	4,664

Total current liabilities	72,662	79,051
Preferred stock warrant liability	18,799	60,733
Debt, non-current	—	1,826
Other liabilities	1,522	2,420

Total liabilities	92,983	144,030

Commitments and contingencies (Note 4)
Redeemable convertible preferred stock, $0.001 par value; 192,886,513 shares authorized as of December 31, 2019 and 2020; 169,763,690 and 170,034,432 shares issued and outstanding at December 31, 2019 and 2020, respectively; liquidation preference of $496,191 and $497,563 as of December 31, 2019 and 2020, respectively	469,977	471,311
Stockholders’ deficit:
Common stock, $0.001 par value; 265,000,000 shares authorized as of December 31, 2019 and 2020; 24,857,012 and 26,638,666 shares issued and outstanding as of December 31, 2019 and 2020, respectively	25	27
Additional paid-in capital	20,711	31,148
Accumulated other comprehensive loss	(71)	(41)
Accumulated deficit	(334,736)	(431,819)

Total stockholders’ deficit	(314,071)	(400,685)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$248,889	$214,656

See accompanying notes to consolidated financial statements

TURO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2019	2020
Net revenue	$141,689	$149,905
Cost of revenue	112,998	109,798

Gross profit	28,691	40,107
Operating expenses:
Product development	26,649	17,749
Sales and marketing	57,845	20,037
General and administrative	49,428	58,039

Total operating expenses	133,922	95,825

Loss from operations	(105,231)	(55,718)
Other income (expense), net
Change in fair value of redeemable convertible preferred stock warrant	5,181	(41,934)
Other income, net	1,538	655

Other income (expense), net	6,719	(41,279)

Loss before provision for income taxes	(98,512)	(96,997)
Provision for income taxes	47	86

Net loss	$(98,559)	$(97,083)

Net loss per share attributable to common stockholders, basic and diluted	$(3.59)	$(3.80)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	27,452	25,555

See accompanying notes to consolidated financial statements

TURO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2019	2020
Net loss	$(98,559)	$(97,083)
Other comprehensive income (loss):
Change in foreign currency translation adjustments	(8)	30

Comprehensive loss	$(98,567)	$(97,053)

See accompanying notes to consolidated financial statements

TURO INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Shareholders’ Deficit
Balance as of December 31, 2018	117,449,305	$219,071	27,864,614	$28	$12,970	$(63)	$(202,127)	$(189,192)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $880	47,175,338	214,292	—	—	—	—	—	—
Issuance of Series E-1 redeemable convertible preferred stock, net of issuance costs of $6	10,915,021	41,494	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,131,401	2	1,249	—	—	1,251
Vesting of early exercises stock options	—	—	—	—	2	—	—	2
Repurchase of Series A redeemable convertible preferred stock	(4,106,089)	(2,121)	—	—	—	—	(13,491)	(13,491)
Repurchase of Series B redeemable convertible preferred stock	(919,483)	(967)	—	—	—	—	(2,529)	(2,529)
Repurchase of Series C redeemable convertible preferred stock	(750,402)	(1,792)	—	—	—	—	(1,061)	(1,061)
Repurchase of common stock	—	—	(5,139,003)	(5)	(2,565)	—	(16,969)	(19,539)
Stock-based compensation	—	—	—	—	9,055	—	—	9,055
Translation adjustment	—	—	—	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	—	(98,559)	(98,559)

Balance as of December 31, 2019	169,763,690	469,977	24,857,012	25	20,711	(71)	(334,736)	(314,071)

Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $39	270,742	1,344	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,781,654	2	1,138	—	—	1,140
Stock-based compensation	—	—	—	—	9,299	—	—	9,299
Translation adjustment	—	—	—	—	—	30		30
Net loss	—	—	—	—	—	—	(97,083)	(97,083)

Balance as of December 31, 2020	170,034,432	$471,311	26,638,666	$27	$31,148	$(41)	$(431,819)	$(400,685)

See accompanying notes to consolidated financial statements

TURO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities:
Net loss	$(98,559)	$(97,083)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,551	3,023
Stock-based compensation	6,746	8,673
Change in fair value of preferred stock warrant liability	(5,181)	41,934
Loss on asset impairment and disposals	539	1,816
Changes in operating assets and liabilities:
Accounts receivable	(838)	208
Prepaid expenses and other current assets	5,243	(3,479)
Accounts payable	3,518	(4,753)
Insurance reserves	9,160	4,092
Accrued and other liabilities	9,605	5,497
Unearned fees	2,632	(1,150)

Net cash used in operating activities	(65,584)	(41,222)

Cash flows from investing activities:
Purchases of property and equipment	(1,731)	(130)
Capitalized internal-use software	(3,163)	(4,118)

Net cash used in investing activities	(4,894)	(4,248)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net	279,765	1,334
Repurchases of preferred and common stock	(39,612)	—
Proceeds from exercise of stock options	1,251	1,140
Proceeds from promissory note	—	6,573
Change in funds payable to hosts	2,765	(2,760)

Net cash provided by financing activities	244,169	6,287

Effect of exchange rate changes on cash and cash equivalents	(8)	30
Net increase (decrease) in cash and cash equivalents	173,683	(39,153)
Cash, cash equivalents, and restricted cash at beginning of year	52,105	225,788

Cash, cash equivalents, and restricted cash at end of year	225,788	186,635

Supplemental disclosure of other cash flow information:
Cash paid for income taxes	$57	$70
Supplemental disclosures of noncash financing and investing activities:
Stock-based compensation capitalized as internal-use software	$421	$626
Vesting of early exercised stock options	2	—

See accompanying notes to consolidated financial statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Turo Inc., a Delaware corporation (together with its subsidiaries collectively referred to as “the Company” or “Turo”), is a privately held company formed in 2009 and is headquartered in San Francisco, California. The Company operates a peer-to-peer car sharing marketplace that connects hosts and guests (collectively referred to as “customers”) online or through mobile devices. The Company currently operates primarily in cities across the United States, Canada, and the United Kingdom, allowing guests to choose from a wide selection of nearby vehicles while hosts can earn extra money to offset the costs of vehicle ownership.

Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements for the years ended December 31, 2019 and 2020, the Company incurred net losses of $98.6 million and $97.1 million, respectively, and used cash in operations of $65.6 million and $41.2 million, respectively. In addition, as further discussed in Note 4, Commitments and Contingencies, the Company has contingencies for which a negative outcome could potentially have a material impact on its cash resources.

The Company’s primary source of operating funds in recent years has been from cash proceeds from the sale of convertible preferred stock, revenue generated from sales, and a promissory note received under the Paycheck Protection Program (see Note 5, Promissory Note). The Company addressed its cash needs in 2019 and 2020 through equity and debt financings, raising $287.7 million in net cash. In addition, the Company continues to actively defend the contingency items discussed in Note 4.

Management’s forecast of cash flows for the period through July 30, 2022 (12 months after the issuance date of the financial statements) indicates that the Company will be able to meet its obligations as they become due without supplemental financing.

COVID-19 Pandemic

In March 2020, the World Health Organization declared COVID-19 a global pandemic. The Company began experiencing a significant decline in demand related to COVID-19 that led to a deterioration in revenue resulting from a decrease in bookings and an increase in cancellations in the first half of 2020. During the second half of 2020, the Company experienced moderate but steady improvement in demand. The Company adopted several measures in response to the COVID-19 pandemic, including making adjustments to expenses and cash flows to correlate with declines in bookings and the adverse impact on revenue. On March 31, 2020, the Company implemented certain cost-cutting measures, which involved the termination of approximately 33% of its employees and temporary salary reductions for all active employees; subsequently the salary reductions were fully restored by December 31, 2020, and a majority of these employees were rehired back during the year. Additionally, the Company modified certain stock options for employees affected by the restructuring plan. The effects of these restructuring charges were not material to the Company’s consolidated financial statements.

In May 2020, the Company obtained a loan under the Paycheck Protection Program (“PPP”), as authorized by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), of $6.6 million to help pay for payroll, rent, and utility costs. This loan bears interest at a rate of 1.0% per year. In July 2021, the Company paid off the loan in full, plus accrued interest.

The full extent to which the Company’s operations will be impacted by the COVID-19 pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including the duration of the pandemic, the severity and transmission rate of COVID-19, the extent and effectiveness of containment actions taken, including mobility restrictions, and the timing, availability, and effectiveness of vaccines, among other things.

As the impact of COVID-19 continues to evolve, estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require increased judgment and carry a higher degree of variability and volatility. These estimates and assumptions may change in future periods and will be recognized in the consolidated financial statements as new events occur and additional information becomes known. To the extent the Company’s actual results differ materially from those estimates and assumptions, the Company’s future consolidated financial statements could be affected.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and include the consolidated accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts, subrogation receivable and allowance, capitalization of and estimated useful life of internal use software, the fair value of preferred stock warrants, the valuation of the Company’s stock-based awards, including the determination of the fair value of common stock, the valuation of deferred tax assets, the assessment of useful lives of long-lived assets, insurance liabilities, and other contingencies.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in making decisions regarding resource allocation and performance assessment. The

Company’s CODM is its Chief Executive Officer. The Company has determined it has one operating and reportable segment as the CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is its respective local currency. Accordingly, all assets and liabilities related to these operations are translated into U.S. dollars at the current exchange rates at the end of each period and recorded as part of a separate component of stockholders’ deficit and reported in the consolidated statements of comprehensive loss. Expenses are translated at average exchange rates in effect during the period. Foreign currency transaction gains and losses are included in the results of operations and have not been material to date.

Cash and Cash Equivalents

Cash includes demand deposits with banks or financial institutions as well as cash in transit from payment processors. Cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less.

Restricted Cash

Restricted cash is pledged as security for letters of credit established by the Company for certain insurance policies and obligations under the Company’s facilities leases. Restricted cash is classified as current and non-current assets based on the contractual or estimated term of the remaining restriction.

The reconciliation of cash, cash equivalents, and restricted cash to amounts presented in the consolidated statements of cash flows are as follows for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020
Cash and cash equivalents	$188,154	$145,192
Restricted cash	26,882	33,451
Cash and cash equivalents, included in funds held for hosts	10,752	7,992

Total cash, cash equivalents, and restricted cash	$225,788	$186,635

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. The Company’s cash, cash equivalents, and restricted cash are generally held with large financial institutions. Deposits held with these financial institutions are in excess of the amount of Federal Deposit Insurance Corporation insured limits provided on such deposits.

As of December 31, 2019 and 2020, no single customer represented more than 10% of accounts receivable, and during the years ended December 31, 2019 and 2020, no single customer represented more than 10% of the Company’s total revenue.

Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. This hierarchy requires the Company to use observable market data when available and to minimize the use of unobservable inputs when determining fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and disclosed at fair value are classified and disclosed based on the observability of inputs used in the determination of fair value as follows:

Level 1: Unadjusted, quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The carrying amounts of cash, cash equivalents, funds held for and payable to hosts, restricted cash, accounts receivable, and accounts payable, approximate their fair values due to their short-term nature. The carrying amount of the Company’s preferred stock warrant liability is its fair value. The carrying amount of the Company’s debt approximates fair value as the stated interest rate approximates market rates currently available to the Company.

Accounts Receivable, Net

The majority of the Company’s guests pay for trip reservations prior to departing on their trip, generally when the reservation is booked. Accounts receivable primarily represents amounts billed to guests post-trip for incremental trip charges, net of an allowance for credit losses. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for credit losses by considering the age of each outstanding invoice, collection history, current market conditions, and reasonable and supportable forecasts of future economic conditions to determine the appropriate amount of the allowance. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. The allowance for credit losses was zero as of December 31, 2019 and 2020. The Company recorded bad debt expense of $1.7 million and $3.8 million for the years ended December 31, 2019 and 2020, respectively.

Receivables for Property Damage Claims, Net

The Company pursues recovery of certain property damage amounts paid out to hosts. These amounts are recorded within prepaid expenses and other current assets in the accompanying consolidated balance sheets and represents the amount of damage the Company expects to recover. The Company maintains a reserve against these amounts based on actual historical data with respect to damage expense and collections. Receivables for property damage are recorded as a contra-expense (a credit to cost of revenue in the accompanying consolidated statements of operations). See Note 3, Balance Sheet Components, for details of the balances.

Funds Held for Hosts and Funds Payable to Hosts

The Company records funds held for hosts and funds payable to hosts as current assets and current liabilities, respectively, on the consolidated balance sheets. Funds held for hosts represents cash received from guests via third-party credit card processors, which flows through a Company bank account for payment to hosts. This cash represents the total amount due to hosts, and as such, a liability for the same amount is recorded to funds payable to the Company’s hosts. Hosts are paid after completion of a trip. This liability is typically settled within five business days of a completed trip.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally two to three years, or over the shorter of the useful life or related lease term for leasehold improvements. Maintenance and repairs are charged to expenses as incurred.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on such sale or disposal is reflected in general and administrative expense in the accompanying consolidated statements of operations.

Internal-Use Software Development Costs

The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Capitalized software development costs are included in property and equipment, net. These costs are amortized over the estimated useful life of the software, generally three years, on a straight-line basis. The amortization of internal-use software development costs is included in cost of net revenue in the consolidated statements of operations.

Accounting for Impairment of Property and Equipment

The Company evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. The asset impairment losses for the years ended December 31, 2019 and 2020 were immaterial.

Long-term Insurance Deposits

The Company has entered into insurance agreements with various third-party insurance providers in order to offer the Company’s hosts and guests both liability and property damage protection. Pursuant to some of these agreements, the Company is required to provide cash collateral to the insurance providers to secure deductible loss reimbursements, premium payments, and other obligations. The cash collateral is held by the insurance providers, who maintain a perfected security. Long-term insurance deposits on the consolidated balance sheets contain $2.0 million and $2.4 million associated with collateral paid to insurance providers under these arrangements as of December 31, 2019 and 2020, respectively.

In September 2019, the Company entered into an amendment with one of its insurance providers to convert its current cash collateral balance to a standby letter of credit. In October 2019, the insurance provider returned the cash collateral balance, and the Company simultaneously issued a standby letter of credit. See Note 4, Commitments and Contingencies.

Insurance Reserves

The Company uses a combination of third-party and self-insurance mechanisms to provide for potential liabilities for certain risks including automobile liability, under-insured motorist, and automobile physical damage. The insurance reserves represent the estimated ultimate cost for claims incurred but not paid and claims that have been incurred but not yet reported and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. These estimates are continually reviewed and adjusted as experience develops and new information becomes known.

Liability insurance claims may take several years to completely settle, and the Company has limited historical loss experience. Because of the limited operational history, the Company makes certain assumptions based on currently available information and industry statistics and utilizes generally accepted actuarial methods to estimate the reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, economic and healthcare cost trends, and the results of related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Accordingly, actual losses may vary significantly from the estimated amounts reported in the financial statements. Reserves are continually reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ materially from the Company’s estimates, which could result in losses over the Company’s reserved amounts.

Freestanding Preferred Stock Warrants

The Company’s warrants to purchase convertible preferred stock are classified as a liability on the consolidated balance sheets and held at fair value because the warrants are exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ deficit. The warrant liability is subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income, net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the closing of a qualifying initial public offering. In situations in which a liquidation event does not occur and there is no preferred stock outstanding, the warrants become exercisable into common stock and accordingly reclassed to stockholders’ deficit.

Revenue Recognition

The Company generates revenue from facilitating guest bookings of vehicles offered by hosts on the Company’s platform (referred to as the “Marketplace service”) as well as through offering insurance protection products. The Company generates substantially all revenue from trips booked on its platform.

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (ASC 606) on January 1, 2020 using the full retrospective method of adoption. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements and as a result, no changes were made to prior reporting periods.

The Company considers both hosts and guests to be its customers. The Company’s Terms of Service (“ToS”), which are listed on its website, govern the use of the Company’s platform. Upon confirmation of a booking made by a guest, the host agrees to provide the use of the vehicle. At such time, the host and guest also agree upon the applicable booking value as well as host fees and guest fees (collectively “service fees”). The amounts charged for trip fees for the Marketplace service vary based on factors such as the vehicle type, the day of the week, time of the trip, and the duration of the trip. The Company charges service fees in exchange for certain activities, including the use of the Company’s platform, customer support, and payment processing activities. These activities are not distinct from each other and are not separate performance obligations. As a result, these services integrate together to form a single performance obligation, which is to facilitate the booking of a vehicle. The Company’s service occurs upon the completion of a check-in event (a “check-in”) whereby the guest receives possession of the vehicle for personal use over the specified trip length. The Company recognizes revenue upon check-in as its performance obligation is satisfied upon check-in, and the Company has the right to receive payment for the fulfillment of the performance obligation.

The Company charges service fees to its customers as a percentage of the value of the booking, excluding taxes. The Company collects both the booking value from the guest on behalf of the host and the applicable guest fees owed to the Company using the guest’s pre-authorized payment method. After the trip is complete, the Company disburses the booking value to the host, less the fees due from the host to the Company.

The Company also offers guests the option to purchase, and requires substantially all hosts to purchase, insurance protection products (“Protection Plan Services”). Amounts charged for Protection Plan Services (“Protection Plan Fees”) vary based upon the level of insurance protection purchased. The provision of protection services by the Company is a distinct performance obligation as the host and guest benefit from this service separately from the booking of a vehicle, and it represents a separate promise in the contract with the customer. The Company collects Protection Plan Fees from the customer upfront at the same time the service fees are collected. The Company provides Protection Plan Services each day over the duration of the trip, and therefore revenue is recognized ratably over the trip period.

The Company’s ToS stipulates that a host may cancel a confirmed booking at any time up to check-in. Therefore, the Company determined that for accounting purposes, each booking is a separate contract with the host and guest, and the contracts are not enforceable until check-in. Since an enforceable contract for accounting purposes is not established until check-in, there were no partially satisfied or unsatisfied performance obligations as of December 31, 2019 and 2020. The service fees collected from customers prior to check-in are recorded as unearned fees. Unearned fees are not considered contract balances under ASC 606-10-50-8 because they are subject to refund in the event of a cancellation. Unearned fees also consists of nonrefundable payments from customers related to trips currently in progress at period end. Unearned fees subject to refund totaled $4.0 million and $2.7 million at December 31, 2019 and 2020, respectively. Unearned fees associated with trips in progress totaled $1.8 million and $2.0 million as of December 31, 2019 and 2020, respectively. These amounts are expected to be fully recognized as revenue within 12 months.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not it is the principal (gross) or the agent (net) in the transaction. As part of the evaluation for its Marketplace service, the Company considers whether it controls the right to use the vehicle before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the booking of the vehicle, whether it has inventory risk associated with the vehicle, and whether it has discretion in establishing the prices for the vehicles booked. The Company determined that it does not establish pricing for vehicles listed on its platform and does not control the right to use the host’s vehicle at any time before, during, or after completion of a trip booked on the Company’s platform. Accordingly, the Company has concluded that it is acting in an agent capacity, and revenue is presented net reflecting the service fees received from the Marketplace service.

The Company has determined it bears the risk of loss or damage to the host vehicle, subject to the provisions and exclusions of its ToS, as it relates to the provision of Protection Plan Services and as such, it is the principal in the transaction as it relates to this performance obligation.

Refunds and Credits

In certain instances, the Company issues refunds to customers as part of its customer support activities in the form of cash or credits to be applied to future bookings. The Company accounts for refunds as variable consideration, which results in a reduction to revenue.

The Company evaluates whether the cumulative amount of payments made to customers that are not in exchange for a distinct good or service received from customers exceeds the cumulative revenue earned since inception of the customer relationships. Any cumulative payments in excess of cumulative revenue are presented as a reduction of revenue in the Company’s consolidated statements of operations.

Incentive Programs

Through marketing promotions, the Company issues checkout credits to guests to encourage the use of its platform. After a guest redeems such incentives, the Company records a reduction to revenue at the date it records the corresponding revenue transaction, as the Company does not receive a distinct good or service in exchange for the guest incentive payment.

The Company previously encouraged the use of its platform and attracted new guests through the Company’s referral program. The referring party (the “referrer”) earned a travel credit when the new guest completed their first trip on the Company’s platform. Incentives earned by referrers for referring new customers were paid in exchange for a distinct service and are accounted for as guest acquisition costs. The Company records the incentive as a liability at the time the incentive is earned by the referrer with the corresponding charge recorded to sales and marketing expense in the same way the Company accounts for other marketing services from third-party vendors. Any amounts paid in excess of the fair value of the referral service received are recorded as a reduction of revenue. The Company estimates the redemption rates using its historical experience. The Company discontinued its guest referral program in July 2019.

For the years ended December 31, 2019 and 2020, payments made to customers resulted in reductions to revenue of $7.6 million and $6.7 million, respectively, and charges to sales and marketing expenses of $4.2 million and $0.3 million, respectively.

Cost of Revenue

Cost of revenue primarily consists of (i) costs associated with the Company’s host and guest protection programs, which include costs of physical damages to host vehicles, offset by amounts subrogated from third parties, liability insurance premiums, loss reserves, and claims processing, (ii) third-party service provider fees and personnel-related expenses associated with customer support provided to hosts and guests and allocated overhead, and (iii) platform costs, which include payment processing fees, costs associated with third-party data centers used to host the Company’s platform, and amortization of internally developed and acquired technology.

Product Development

Product development expense primarily consists of personnel-related compensation expenses related to data analytics and the design and product development of, and improvements to, the Company’s platform, as well as expenses associated with the licensing of third-party software and allocated overhead.

Sales and Marketing

Sales and marketing expense primarily consists of performance marketing, referral incentives, and, to a lesser extent, brand marketing and public relations. Sales and marketing expense also includes personnel-related compensation expenses to support the Company’s marketing initiatives and allocated overhead. These costs are expensed as incurred. Advertising expenses, which comprise the majority of performance marketing amounted to $44.5 million and $12.4 million for the years ended December 31, 2019 and 2020, respectively.

General and Administrative

General and administrative expense primarily consists of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal and human resources, as well as general corporate and director and officer insurance. General and administrative expense also includes certain professional service fees, allocated overhead, and other expenses such as bad debt expense, chargebacks for fraudulent transactions, and indirect taxes.

Loss Contingencies

The Company is involved in various lawsuits, claims, investigations, and proceedings that arise in connection with its business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. The Company records a liability in accrued expenses and other current liabilities on the consolidated balance sheets when the Company believes that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. The Company discloses material contingencies when it believes that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. These accruals are adjusted as additional information becomes available or circumstances change. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Change in Fair Value of Redeemable Convertible Preferred Stock Warrant Liability

Change in fair value of redeemable convertible preferred stock warrant liability consists of the net changes in the fair value of the Company’s outstanding warrants to purchase redeemable convertible preferred stock that are remeasured at the end of each reporting period. The Company will continue to recognize changes in the fair value of warrants until the warrant is fully exercised, expires, or qualifies for equity classification.

Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established or adjusted where necessary to reduce deferred tax assets to amounts expected to be realized. The Company evaluates uncertain tax positions taken or expected to be taken in the course of preparing its tax return to determine whether the tax positions are more likely than not of being sustained upon challenge by the applicable tax authority. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties in other income, net.

Stock-Based Compensation

The Company measures stock-based compensation expense for all stock-based payment awards granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes-Merton option valuation model. Stock-based compensation is recognized net of forfeitures on a straight-line basis over the requisite service period of the awards. The Company estimates forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of the shares of common stock underlying the stock options has historically been determined by the Company’s board of directors (the “Board of Directors”), as there is no public market for the underlying common stock. The Board of Directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of its common stock, the valuation of comparable companies, sales of the Company’s common and redeemable convertible preferred stock to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability, and general and industry specific economic outlook, amongst other factors.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings.

The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed. The holders of the Company’s redeemable convertible preferred stock would be entitled to dividends in preference to common stockholders, at specified rates, if declared. Such dividends are not cumulative. Any remaining earnings would be distributed among the holders of redeemable convertible preferred stock and common stock pro rata on an as-converted basis. The holders of the Company’s redeemable convertible preferred stock are not contractually obligated to participate in the Company’s losses.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive loss, which includes certain changes in equity that are excluded from net loss. The only difference between the Company’s net loss and items of comprehensive loss is the effect of foreign exchange rate translation adjustments.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In May 2020, the FASB delayed the effective date of ASU No. 2014-09 for private companies by one year. The standard is now effective for annual reporting periods beginning after December 15, 2019. The Company adopted Topic 606 on January 1, 2020 using the full retrospective method of adoption. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718). The standard simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. ASU 2018-07 is effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted if financial statements have not yet been made available for issuance, but not earlier than an entity’s adoption of ASU 2014-09. If early adoption is elected, all amendments in the ASU that apply must be adopted in the same period. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This standard is effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. In May 2020, the FASB delayed the effective date for ASU No. 2016-02 for private companies by one year. The standard is now effective for annual periods beginning after December 15, 2021, with early adoption permitted. At a minimum, upon adoption of the ASU, total assets and total liabilities will increase as the Company expects to record a right of use asset and a lease liability for the Company’s office space operating leases. The Company is currently in the process of evaluating the impact the adoption of ASU 2016-02 will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance amends reporting of credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. The guidance is effective for the Company’s fiscal year beginning January 1, 2023 due to subsequently issued guidance in November 2019 by FASB, ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The Company is currently in the process of evaluating the effects of the new guidance on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software under ASC 350-40, in order to determine which costs to capitalize and recognize as an asset and which costs to expense. ASU No. 2018-15 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020, and can be applied either prospectively to implementation costs incurred after the date of adoption or retrospectively to all arrangements. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and also improves consistent application of other areas by clarifying and amending existing guidance. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within those years, and early adoption is permitted. Certain amendments of this standard may be adopted on a retrospective basis, modified retrospective basis, or prospective basis. The Company is currently evaluating the impact this standard will have on its consolidated financial statements and related disclosures.

2. Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 (in thousands):

	Fair Value Measurements
	Total Carrying Value	Level 1	Level 2	Level 3
Cash equivalents and funds held for hosts
Money market funds	$175,412	$175,412	—	—

Total assets	$175,412	$175,412	—	—

Liabilities
Convertible preferred stock warrant liability	$18,799	—	—	$18,799

Total liabilities	$18,799	—	—	$18,799

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 (in thousands):

	Fair Value Measurements
	Total Carrying Value	Level 1	Level 2	Level 3
Cash equivalents and funds held for hosts
Money market funds	$147,549	$147,549	—	—

Total assets	$147,549	$147,549	—	—

Liabilities
Convertible preferred stock warrant liability	$60,733	—	—	$60,733

Total liabilities	$60,733	—	—	$60,733

The Company measures its cash equivalents and certain investments at fair value. The Company classifies its money market funds within Level 1 as their fair values are determined using quoted market prices.

The Company’s Level 3 financial instruments within the Company’s fair value hierarchy as of December 31, 2019 and 2020, consist of the Company’s convertible preferred stock warrant liability. The fair value of the convertible preferred stock warrant liability is estimated using a Monte Carlo simulation model as the series and number of shares of convertible preferred stock issued upon exercise is contingent upon the outcome of multiple discrete scenarios (see Note 6, Redeemable Convertible Preferred Stock). The fair value of the underlying convertible preferred shares used within the Monte Carlo simulation model was estimated using an option pricing model to estimate the allocation of value to the various classes of securities of the Company. The significant unobservable inputs into the valuation model include the expected warrant term, the fully-diluted stock value, and volatility. A significant increase (decrease) in any of the unobservable inputs in isolation would result in a material increase (decrease) in the Company’s estimate of fair value of the convertible preferred stock warrant liability.

The Company used the following assumptions in the model:

	Issuance Date	December 31, 2019	December 31, 2020
Remaining term (years)	5.00	4.56	3.56
Volatility(1)	58.50%	54.10%	66.60%
Risk-free rate(2)	1.76%	1.67%	0.22%
Current stock value	$3.33	$3.38	$6.07
Estimated exercise price(3)	$7.83	$7.97	$7.73
Price at which forced exercise is assumed(4)	$15.65	$15.94	$15.46
Number of runs	100,000	100,000	100,000
Calculate fair value per share	$0.938	$0.749	$2.347
Estimated warrant shares(4)	25,555,561	25,089,210	25,876,327

(1)	Expected volatility is based upon the historical volatility of a peer group of publicly traded companies.
(2)	The risk-free rate for the expected term of the warrant is based on U.S. Treasury constant maturities yield at measurement date.
(3)	Estimated exercise price assumes strike price of $2.0 billion inclusive of warrant strike proceeds.
(4)	Assumes that the warrant is automatically exercised if value rises to two times the warrant strike price within 1.5 years.

During the year ended December 31, 2020, there was no non-recurring fair value measurement of assets or liabilities subsequent to initial recognition. Additionally, there were no transfers in and out of Level 3 classified financial instruments.

The changes in the fair value of the warrant liability are summarized below (in thousands):

Balance as of December 31, 2018	$—
Initial measurement	23,980
Change in fair value of convertible preferred stock warrant	(5,181)

Balance as of December 31, 2019	18,799
Change in fair value of convertible preferred stock warrant	41,934

Balance as of December 31, 2020	$60,733

3. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2019 and 2020 (in thousands):

	2019	2020
Receivables for property damage claims (net of allowance of $13,089 and $14,189, respectively)	$7,700	$9,897
Other	6,247	7,205

Total	$13,947	$17,102

The Company’s receivables for property damage claims included $0.7 million and $0.3 million of unbilled receivables as of December 31, 2019 and 2020, respectively.

Property and Equipment, Net

Property and equipment, net consisted of the following as of December 31, 2019 and 2020 (in thousands):

	2019	2020
Internal-use software	$7,271	$11,831
Furniture and fixtures	1,090	1,099
Computers and software	407	8
Leasehold improvements	351	410
Vehicles	213	15
Construction-in-process	23	—

Property and equipment, gross	9,355	13,363
Accumulated depreciation and amortization	(3,397)	(5,756)

Property and equipment, net	$5,958	$7,607

Depreciation and amortization expense during the years ended December 31, 2019 and 2020 was $1.6 million and $3.0 million, respectively.

The Company capitalized $3.6 million and $4.6 million in costs associated with internal-use software during the years ended December 31, 2019 and 2020, respectively, and recorded amortization expense of $1.3 million and $2.6 million during the years ended December 31, 2019 and 2020, respectively. The carrying value of capitalized internal-use software was $4.4 million and $6.4 million as of December 31, 2019 and 2020, respectively.

Accrued liabilities

Accrued liabilities consisted of the following as of December 31, 2019 and 2020 (in thousands):

	2019	2020
Physical damage claims payable	$9,680	$14,709
Trip-related accruals	4,782	3,098
Indirect tax liabilities	2,946	5,857
Accrued compensation and employee benefits	1,509	1,785
Insurance-related accruals	1,271	854
Other	3,969	4,067

Total accrued liabilities	$24,157	$30,370

4. Commitments and Contingencies

Lease Commitments

The Company has entered into various noncancelable operating leases for its facilities with contractual lease periods expiring between 2021 and 2027. Certain of these arrangements contain escalating rent payment provisions, free rent, and tenant improvement allowances. When lease agreements contain escalating rent clauses or free rent periods, the Company recognizes rent expense on a straight-line basis over the term of the lease. When lease agreements provide allowances for leasehold improvements, the Company capitalizes the leasehold improvement assets and recognizes the related depreciation expense on a straight-line basis over the lesser of the lease term or the estimated useful life of the asset, and reduces rent expense on a straight-line basis over the term of the lease by the amount of the allowances provided. The Company records the difference between the rent paid and the straight-line rent expense as a deferred rent liability within accrued expenses and other liabilities. Rent expense was $4.2 million and $3.8 million during the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, future minimum annual lease payments under these noncancelable lease agreements, net of sublease income, are as follows (in thousands):

Operating Leases
Year ending December 31:
2021	$3,777
2022	3,003
2023	2,960
2024	2,948
2025	3,813
Thereafter	4,431

Total minimum lease payments	$20,932

In July 2019, the Company entered into a noncancelable operating lease for an office facility in San Francisco, California. In connection with entering into the lease agreement, the Company agreed to a security deposit of $4.1 million in the form of a standby letter of credit, which is included in restricted cash as of December 31, 2019 and 2020. The lease term is from July 2019 through January 2027, with total minimum lease payments over the term of the lease of $26.0 million.

In December 2020, the Company entered into a sublease with an unrelated third party to sublet a floor from the Company in its San Francisco headquarters. The sublease begins March 2021 and ends in February 2025. As the sublease was executed during the COVID-19 pandemic, there was limited demand for office space given the uncertainty of returning to the office. As such, the projected cash inflows from the sublease are not enough to cover the Company’s original lease payments. The Company recorded a loss on this sublease in the amount of $1.7 million for the year ended December 31, 2020.

As of December 31, 2020, future minimum annual sublease income is as follows (in thousands):

Sublease income
Year ending December 31:
2021	$1,006
2022	849
2023	874
2024	900
2025	151
Thereafter	—

Total sublease income	$3,780

Collateral

The Company has entered into insurance agreements with various third-party insurance providers in order to offer the Company’s hosts and guests both liability and property damage protection. Pursuant to these agreements, the Company is required to provide collateral in cash or secured by a standby letter of credit. The amount of collateral required under these agreements is reassessed each policy period.

In 2019 and 2020, the Company processed a series of amendments to its insurance agreement with its insurance provider to provide for changes in amounts and forms of collateral under its existing insurance agreement. As of December 31, 2019 and 2020, the Company maintained a standby letter of credit in the amount of $22.4 million and $28.7 million, respectively, for collateral, which was included in restricted cash on the accompanying consolidated balance sheets. In December 2020, the parties agreed to an additional increase and in January 2021, the total collateral secured by the standby letter of credit increased to $36.0 million.

Litigation

Airport Litigation

In January 2018, the People of the State of California, acting by and through the City Attorney of San Francisco, brought a lawsuit against the Company alleging that hosts offer vehicles for delivery at San Francisco International Airport (“SFO”) while the Company does not hold a rental car permit and alleging that the Company violates California’s Unfair Competition Law. The plaintiffs seek injunctive relief and penalties of up to $2,500 per alleged violation, among other relief. The Company filed a cross-complaint against the City and County of San Francisco seeking declarations that the Company is not a rental car company and that the charges and conditions associated with SFO’s rental car permit cannot lawfully be imposed on the Company. The Company is also seeking injunctive relief, including precluding San Francisco from compelling the Company to apply for a rental car company permit. In April 2020, the Superior Court granted the plaintiffs’ motions for partial summary adjudication on certain of the Company’s cross-claims and affirmative defenses. Turo filed a petition for writ of mandate in the California Court of Appeal, seeking interlocutory review on the issue of whether the Company can be classified as a rental car company within the meaning of relevant California statutory law. The Court of Appeal denied the Company’s petition. In June 2021, the Company filed a petition for review in the California Supreme Court, which remains pending. In July 2018, the Company initiated a similar lawsuit against the City of Los Angeles alleging that the purported requirement by Los Angeles International Airport (“LAX”) that the Company obtain a rental car company permit in order for hosts to deliver cars to LAX is unlawful and seeking declaratory and injunctive relief. Los Angeles filed counterclaims against the Company seeking declaratory relief, a permanent injunction, damages, civil penalties of up to $2,500 for each violation under California’s Unfair Competition Law, and attorneys’ fees and costs, among other relief. In June 2020, the District Court entered a preliminary injunction against Turo, which took effect in August 2020. In March 2021, the United States Court of Appeals for the Ninth Circuit vacated the preliminary injunction and remanded the case back to the District Court, where the case is ongoing. In March 2019, Hillsborough County Aviation Authority (“HCAA”) filed a complaint in Florida Circuit Court, alleging that Turo and unnamed Doe defendants who share their cars on Turo’s platform violate state laws and federal regulations by delivering or picking up vehicles at Tampa International Airport (“TPA”) without an off-airport rental car permit. Turo answered the complaint, filed counterclaims against HCAA, and removed the case to federal court in March 2019. In April 2021, the parties reached a settlement agreement to resolve all claims, which includes a permit allowing for Turo users to share cars at TPA. In June 2019, the Massachusetts Port Authority (“Massport”) filed a complaint against Turo, and one or more of the Company’s hosts, in the Superior Court of the Commonwealth of Massachusetts, alleging that the Company’s services at Boston Logan International Airport (“BOS”) constitute a violation of state regulations prohibiting unauthorized commercial activity on airport property, trespass, aiding and abetting trespass, unjust enrichment, and violation of the Massachusetts Consumer Protection Law, as well as a claim seeking a declaratory judgment that the Company is operating an unauthorized car rental business at BOS and thereby trespassing and aiding and abetting host and guest trespasses. Massport seeks declaratory and injunctive relief, as well as damages. The Company filed counterclaims against Massport seeking declaratory, injunctive, and other relief. In January 2020, the court entered a preliminary injunction against Turo, which took effect in April 2020. Following the Company’s interlocutory appeal, the Massachusetts Supreme Judicial Court ruled in April 2021 to affirm the entry of a preliminary injunction, although modifying the injunction’s scope. The case is ongoing in the Superior Court on remand. In January 2021, the Metropolitan Nashville Airport Authority (“MNAA”) filed a complaint in Tennessee Circuit Court, alleging that Turo and unnamed Doe defendants who share their cars on Turo’s platform violate state laws by delivering or picking up vehicles at Nashville International Airport (“BNA”) without a permit or other agreement. The case was removed to the Unites States District Court for the Middle District of Tennessee in February 2021. Turo also answered the complaint and filed counterclaims against MNAA in February 2021. The parties reached a settlement agreement to resolve all claims, which includes a permit allowing Turo users to share cars at BNA as well as an immaterial settlement amount. The Company intends to vigorously defend the pending suits and complaints. Given the uncertainty and complexity and the judicial processes in certain jurisdictions, the Company is unable to predict the outcome of any litigation matter and is unable to estimate the amount or range of loss, if any, that could result from an unfavorable outcome of the above matters. Furthermore, the outcome of these matters could negatively impact the Company’s business, financial condition, and results of operations. See Note 10, Subsequent Events.

The Company has filed claims with one of its corporate insurance providers to cover losses associated with legal expenses incurred in conjunction with ongoing airport litigation. The policy covers reimbursement of certain legal expenses. The proceeds received from its insurer under this policy are recorded as an offset to legal expenses. The Company recorded $0.9 million and $2.5 million as a reduction to legal expenses for the years ended December 31, 2019 and 2020, respectively. These amounts are included in general and administrative expenses in the Company’s consolidated statements of operations.

Class Action Lawsuits

In November 2016, a putative class action was filed against Turo in the state of California on behalf of consumers who purchased damage protection plans from Turo. The court has repeatedly dismissed the case in Turo’s favor, while also giving the plaintiffs leave to amend. Plaintiffs filed a renewed motion to certify a class of California consumers in February 2021 and Turo filed its opposition to that motion in March 2021. The Court has not yet ruled on that motion.

In November 2019, a putative class action was filed against Turo in the Superior Court, Quebec, District of Montreal, alleging violations of local consumer protection laws. The suit seeks injunctive relief and damages on behalf of the purported class. The parties have agreed to a class-wide settlement agreement and are preparing to seek court approval of the settlement in 2021. The proposed settlement agreement includes an immaterial amount of damages that have been recorded in general and administrative expenses in the Company’s consolidated statements of operations.

In September 2020, two individuals filed a purported class action on behalf of all consumers in the State of Washington who purchased damage protection plans from Turo. In October 2020, the complaint was amended to drop one of the two plaintiffs. The remaining plaintiff alleges that Turo acted as an insurer in Washington without authorization and seeks damages under Washington’s Consumer Protection Act and the Uniform Declaratory Judgment Act. Turo has removed the case from state court to federal court. Turo has also moved to dismiss the complaint and/or to compel arbitration. In July 2021, the court ruled that lead plaintiff Helen Cattaneo lacks Article III standing to assert her claims against Turo in federal court and remanded the case back to King County Superior Court for further proceedings. Given the uncertainty and complexity of the matter, the Company is unable to predict the outcome of any litigation related to this matter and is unable to make an estimate of the amount or range of loss, if any, that could result from an unfavorable outcome of the matter.

Breach of Contract Arbitration

In March 2020, a venture capital firm and a broker-dealer initiated arbitration proceedings against Turo before the Financial Industry Regulatory Authority alleging breach of contract and breach of the covenant of good faith and fair dealing. The claimants alleged they were owed money in connection with Turo’s latest round of private financing. In October 2020, the parties settled the matter for an immaterial amount.

Additionally, from time to time, the Company is party to certain claims in the normal course of business. The Company’s insurers are currently handling a number of legal claims involving the Company. The majority of these claims are relatively low-dollar value claims, and the relevant insurers sometimes handle lesser disputes without the Company’s direct involvement. There are a number of lawsuits and arbitration proceedings handled by the Company’s legal department. These cases typically involve a denial of claim for physical damage to the host’s vehicle that the Company believes are not eligible for coverage, in accordance with the Company’s policies and terms of service.

Finally, from time to time in the normal course of business, various other claims and litigation have been asserted or commenced against the Company. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, which could subject the Company to significant liability for damages. Any claims or litigation, regardless of their success, could have an adverse effect on the Company’s consolidated results of operations or cash flows in the period the claims or litigation are resolved. Although the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcomes of these ordinary course matters will not have a material adverse effect on its business. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Litigation accruals are recorded when and if it is determined that a loss related matter is both probable and reasonably estimable. Material loss contingencies that are reasonably possible of occurrence, if any, are subject to disclosure. No material losses have been recorded during the years ended December 31, 2019 and 2020 with respect to litigation or loss contingencies. The Company has not concluded whether it is probable that the final outcome of the matters discussed above will, individually or in the aggregate, have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. In light of the uncertainties involved in such matters, there can be no assurance that the outcome of each case or the costs of litigation, regardless of outcome, will not have a material adverse effect on the Company’s business.

Other Legal and Regulatory Matters

Airport Matters

The Company has received inquiries and demand letters from approximately 50 airports regarding alleged operations at their airports. In each case, the Company has explained that (with the exceptions of previous operations near SFO and LAX), the Company does not have operations or personnel at or near these airports, and that existing regulatory and licensing structures are inapplicable to the Company’s marketplace. To date, there have been no formal actions taken by these airports with respect to the Company’s business other than those set forth herein. Some airports have cited hosts who use the Company’s platform for conducting commercial activity at the airport without a permit.

Insurance Matters

The Hawaii Insurance Department evaluated the Company’s activities in the State of Hawaii and issued a cease and desist order in the 2014-2015 time period. The Company prevailed at summary judgment in December 2016. A further hearing was presided over by the Insurance Commissioner in the spring of 2017 where the insurance department pushed for reconsideration. The Commissioner vacated Turo’s summary judgment. In December 2020, the Company entered into a stipulated settlement agreement in which the Company agreed to obtain a surplus lines producer license in Hawaii, pay an immaterial fee, and add a sentence to its platform FAQ page on guest protection packages on the Company’s website. The stipulated settlement involved no admission of wrongdoing or liability.

The Washington Office of the Insurance Commissioner (“WA OIC”) evaluated the Company’s activities in the state of Washington and communicated to the Company in August 2020 that it believed the Company had violated Washington insurance law. In April 2021, Turo agreed to a consent order with the WA OIC in an effort to resolve the issue and avoid further administrative hearings and legal proceedings, and Turo disputes that it violated any laws. Turo agreed to obtain a surplus lines producer license in the State of Washington and to back the physical damage component of its protection plan with a captive insurance policy. Turo also agreed to a payment of an immaterial penalty to resolve the issue. Other state departments of insurance have from time to time reached out to Turo communicating their belief that Turo needs to obtain insurance licensure in their state in connection with protection packages available on Turo. Turo has complied by filing for producer and/or surplus lines licensure by its subsidiary Turo Insurance Agency.

Indirect Tax Matters

The Company is under audit by various domestic tax authorities with regards to indirect tax matters. The subject matter of the audits primarily arises from disputes about the tax treatment of transactions performed between hosts and guests on the Company’s marketplace platform. The Company has determined that its activities may be asserted by a number of jurisdictions to fall under marketplace facilitator laws and thus creates an obligation to collect and remit sales taxes. Commencing in June 2020, the Company began collecting and remitting taxes on transactions performed between hosts and guests on its platform in all applicable jurisdictions. Prior to June 2020, the Company did not collect sales taxes related to such transactions.

The Company establishes reserves for indirect tax matters when it determines that the likelihood of a loss is probable, and the loss is reasonably estimable. Accordingly, the Company has established a reserve for potential issues related to its potential sales tax and related cost exposure and other indirect taxes in the amount of $2.9 million and $5.5 million as of December 31, 2019 and 2020, respectively. This amount represents management’s best estimates of its potential liability and includes potential interest and penalties totaling $0.4 million and $1.0 million for the years ended December 31, 2019 and 2020, respectively. The sales tax expenses and related interest and penalties are included in general and administrative expenses in the Company’s consolidated statements of operations.

Various states and other local jurisdictions assess car rental taxes on transactions that are deemed to be car rental transactions. The Company does not believe it is a car rental company, nor does it believe that current marketplace facilitator laws establish an obligation on the Company to collect and remit these taxes. Accordingly, it does not bill or collect these taxes and has not recorded any related reserves. Although management intends to defend its position vigorously, there is no guarantee that an adverse outcome, should these transactions be challenged, would not have a material impact on its financial position, cash flows, and results of operations.

Indemnification Agreements

The Company enters into indemnification provisions under (i) its agreements with other companies in the ordinary course of business, typically with landlords and (ii) its agreements with investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2019 and 2020.

The Company has obligations under certain circumstances to indemnify each of the Company’s directors against judgments, fines, settlements, and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and the bylaws and certificate of incorporation. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. The Company has no liabilities recorded for these agreements as of December 31, 2019 and 2020.

5. Promissory Note

On May 19, 2020, the Company entered into a promissory note with Radius Bank (the “Promissory Note”), which provided for an unsecured loan of $6.6 million pursuant to the PPP under the CARES Act. The Promissory Note has a term of two years with a 1.0% per annum interest rate. Payments are deferred for six months from the date of the Promissory Note, and the Company can apply for forgiveness of the Promissory Note under the terms of the CARES Act. In July 2021, the Company paid off the balance of the loan in full, plus accrued interest.

6. Redeemable Convertible Preferred Stock

At December 31, 2019, the Company’s redeemable convertible preferred stock (collectively, the “Preferred Stock”) consisted of the following (in thousands, except share and per share amounts):

	Shares Authorized	Shares Outstanding	Original and Conversion Price Per Share	Net Carrying Value	Liquidation Preference
Series A	13,578,372	11,771,489	$0.4509	$5,048	$5,308
Series A-2	25,651,417	23,352,211	0.5680	13,264	13,264
Series B	33,444,862	32,525,379	1.0515	33,994	34,200
Series C	19,510,152	18,759,750	2.3885	44,655	44,808
Series D	36,187,616	24,193,609	4.6690	112,297	112,960
Series D-1	4,283,572	1,070,893	4.6690	4,933	5,000
Series E	49,315,501	47,175,338	5.0694	214,292	239,151
Series E-1	10,915,021	10,915,021	3.8021	41,494	41,500

	192,886,513	169,763,690		$469,977	$496,191

At December 31, 2020, the Preferred Stock consisted of the following (in thousands, except share and per share amounts):

	Shares Authorized	Shares Outstanding	Original and Conversion Price Per Share	Net Carrying Value	Liquidation Preference
Series A	13,578,372	11,771,489	$0.4509	$5,048	$5,308
Series A-2	25,651,417	23,352,211	0.5680	13,264	13,264
Series B	33,444,862	32,525,379	1.0515	33,994	34,200
Series C	19,510,152	18,759,750	2.3885	44,655	44,808
Series D	36,187,616	24,193,609	4.6690	112,297	112,960
Series D-1	4,283,572	1,070,893	4.6690	4,933	5,000
Series E	49,315,501	47,446,080	5.0694	215,626	240,523
Series E-1	10,915,021	10,915,021	3.8021	41,494	41,500

	192,886,513	170,034,432		$471,311	$497,563

The rights, preferences, and privileges of the Preferred Stock are as follows:

Dividends

The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the common stock, in an amount equal to eight percent of the Applicable Original Issue Price (as defined below) for such series of Preferred Stock. Payment of any dividend on the Preferred Stock is in the following order of preference: (i) Series E and E-1, (ii) Series D and D-1, (iii) Series C, (iv) Series B, and (v) Series A and A-2. After payment of such dividends, any additional dividends shall be distributed among the holders of common stock and Preferred Stock on a pari passu basis, based on the number of shares of common stock then held by each holder (assuming conversion of all such Preferred Stock into common stock), calculated on the record date for determination of holders entitled to such dividend. Dividends are payable only when and if declared by the Board of Directors and are not cumulative. No dividends have been declared or paid through December 31, 2020.

The Applicable Original Issue Price shall mean $0.4509 for Series A, $0.5680 for Series A-2, $1.0515 for Series B, $2.3885 for Series C, $4.6690 for Series D, $4.6690 for Series D-1, $5.0694 for Series E, and $3.8021 for Series E-1.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or a change of control or sale of all or substantially all the assets of the Company, the holders of the Preferred Stock are entitled to receive, before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) the Applicable Original Issue Price of the Preferred Stock, together with any declared but unpaid dividends, or (ii) the as-if converted to common stock value of the Preferred Stock (the “Liquidation Amount”). Payment of any Liquidation Amount is in the following order of preference: (i) Series E and E-1 and (ii) Series A, Series A-2, Series B, Series C, Series D, and Series D-1 (the Series A, Series A-2, Series B, Series C, Series D, and Series D-1, collectively, the “Junior Preferred Stock”). If assets are insufficient to make payment in full to all holders of Series E and Series E-1 Preferred Stock, then the assets or consideration will be distributed ratably to the holders of Series E and Series E-1 in proportion to their respective Liquidation Amount. If assets are insufficient to make payment in full to all holders of Junior Preferred Stock, then the assets or consideration will be distributed ratably to the holders of

Junior Preferred Stock in proportion to their respective Liquidation Amount. If assets are sufficient to make payment in full to all holders of Preferred Stock, then remaining assets shall be distributed among the holders of the Company’s common stock on a pro rata basis based on the number of shares of common stock held.

A change in control or a sale of all or substantially all of the Company’s assets would constitute a redemption event (the “Deemed Liquidation Event”) which may be outside of its control. Accordingly, the shares of Preferred Stock are considered contingently redeemable and have been presented outside of permanent equity on the consolidated balance sheets. Because the timing of any such Deemed Liquidation Event is uncertain, the Company elected not to adjust the carrying values of its Preferred Stock to their respective liquidation values until it becomes probable that redemption will occur.

Conversion

At any time following the date of issuance, each share of Series A, Series A-2, Series B, Series C, Series D, Series E and Series E-1 preferred stock is convertible, at the option of its holder, into the number of shares of common stock, which results from dividing the Applicable Original Issue Price, by the then-current conversion price per share for such series. The conversion price of any series of Preferred Stock, except for Series E preferred stock, is currently equal to the Applicable Original Issue Price. The conversion price of Series E preferred stock is currently equal to $3.9262.

Each share of Preferred Stock, other than Series D-1 preferred stock, shall be automatically converted into shares of common stock immediately upon the earlier of (i) the completion of a firmly underwritten public offering in which the gross cash proceeds received by the Company are not less than $75.0 million and at an offering price to the public equal or greater than $7.6041 per share (as adjusted for any stock splits, combinations, and dividends) or (ii) the date specified by vote or written consent or agreement of the holders of at least 65% of the then outstanding shares of Series A, Series A-2, Series B, Series C, Series D, Series E, and Series E-1 preferred stock, voting together as a single class, on an as-if converted basis (clauses (i) and (ii), each an “Automatic Conversion Event”). No shares of Series E and Series E-1 preferred stock shall be converted under sub-clause (ii) of the prior sentence until a vote or written consent or agreement of the holders of at least a majority of the outstanding shares of Series E and Series E-1 preferred stock, voting together as a single class, on an as-if converted basis.

Immediately prior to and subject to the consummation of an Automatic Conversion Event, all outstanding shares of Series D-1 preferred stock, shall automatically be converted into the number of shares of common stock, which results from dividing the Series D-1 Original Issue Price, by the conversion price per share for the Series D-1 preferred stock, which is currently equal to the Series D-1 Original Issue Price, if, and only if, such conversion would not result in the Regulated Holder (as defined below) and its transferees owning or controlling, or being deemed to own or control, collectively, greater than (i) 4.99% of the voting power of any class of voting securities of the Company or (ii) 9.99% of the total equity of the Company.

The conversion price of the Preferred Stock is subject to adjustment for certain events, including stock splits, stock combinations, dividends, mergers or consolidations, reclassification and other equivalent adjustments. In addition, if the Company should issue any additional stock without consideration or for a consideration per share less than the effective conversion price for any series of Preferred Stock, then the conversion price for such series of Preferred Stock shall be adjusted in accordance with the terms of the Company’s charter.

Voting

Except for certain statutory restrictions applicable to a bank holding company, subject to the provisions of the Bank Holding Company Act of 1956 (“BHCA”), and holding shares of Series D-1 preferred stock (the “Regulated Holder”), the holders of each series of Preferred Stock vote together with the holders of common stock on an as if converted basis and not as separate classes.

For so long as 2,980,000 shares of Series A preferred stock remain outstanding, the holders of the shares of Series A preferred stock, voting as a separate class, shall be entitled to elect one director of the Company. For so long as 4,760,000 shares of Series B preferred stock remain outstanding, the holders of the shares of Series B preferred stock, voting as a separate class, shall be entitled to elect one director of the Company. For so long as 3,900,000 shares of Series C preferred stock remain outstanding, the holders of the shares of Series C preferred stock, voting as a separate class, shall be entitled to elect one director of the Company. For so long as 4,300,000 shares of Series D and Series D-1 preferred stock remain outstanding, the holders of the shares of Series D and Series D-1 preferred stock, voting as a separate class, shall be entitled to elect two directors of the Company, provided that following December 31, 2019, for so long as 4,300,000 shares of Series D and Series D-1 preferred stock remain outstanding, the holders of the shares of Series D and Series D-1 preferred stock, voting together as a separate class, shall be entitled to elect one director of the Company. For so long as 12,328,875 shares of Series E and Series E-1 preferred stock remain outstanding, the holders of the shares of Series E and Series E-1 preferred stock, voting together as a separate class, shall be entitled to elect two directors of the Company.

The holders of common stock and Preferred Stock, voting together as a single class on an as-if-converted basis, shall be entitled to elect any remaining directors of the Company.

Contingent Redemption

Except upon the occurrence of a Deemed Liquidation Event, the holders of Preferred Stock have no voluntary rights to redeem shares.

Redeemable Convertible Preferred Stock Warrant Liability

In July 2019, contemporaneously and in conjunction with Company’s issuance of Series E preferred stock, the Company issued a warrant to the lead investor in such financing to purchase a variable number of shares of the Company’s most senior series of preferred stock outstanding at the time of exercise or common stock, if no preferred stock is outstanding at the time of exercise (the “Warrant Stock”). The warrant is exercisable for a price per share of Warrant Stock equal to the quotient obtained by dividing $2.0 billion by the fully diluted capitalization of the Company at the date immediately following the closing of an IPO or the date which is immediately prior to the exercise of the warrant, whichever is earlier (the “Measurement Date”). The warrant is exercisable for that number of shares of Warrant Stock equal to 10% of the fully diluted capitalization of the Company as of the Measurement Date, minus the number of shares previously issued upon exercise of the warrant, if any, or acquired by the investor and/or its affiliates pursuant to the right of first refusal assigned by the Company to the investor. The warrant expires upon the earliest of (a) five years from issuance date, (b) the closing of the sale of shares of the Company’s common stock to the public, at an offering price per share to the public (before underwriting discounts and commissions) equal to or greater than two times the warrant price calculated as of the Measurement Date and (c) the closing of a deemed liquidation event.

Upon issuance of the warrant, the Company allocated a portion of the proceeds from the sale of its Series E preferred stock to the warrant based on the deemed fair value of the warrant and recorded a warrant liability in the amount of $24.0 million. The remainder of the proceeds from the sale of Series E preferred stock was allocated to redeemable convertible preferred stock using a residual allocation. The convertible preferred stock warrant liability is subject to remeasurement at the end of each reporting period, and changes in the fair value of the warrant liability are reflected in other income and expense, net in the Company’s consolidated statements of operations. See Note 2, Fair Value Measurements.

7. Stockholders’ Equity

Common Stock

Holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the priority rights of holders of all series of Preferred Stock outstanding.

The Company had reserved shares of common stock for future issuance as follows:

	December 31, 2019	December 31, 2020
Redeemable convertible preferred stock	192,886,513	192,886,513
Redeemable convertible preferred stock warrant	25,089,210	25,876,327
Stock options outstanding	17,241,785	22,398,871
Shares available for future grants	12,847,021	5,908,281

Total	248,064,529	247,069,992

Stock Compensation Plans

In December 2010, the Board of Directors approved the 2010 Equity Incentive Plan (the “2010 Plan”). The 2010 Plan provides for the granting of incentive and non-statutory stock options to purchase the Company’s common stock, stock appreciation rights, restricted stock, and restricted stock units to employees, directors, and consultants of the Company. In March and July 2019, the Board of Directors authorized increases to the number of shares issuable under the 2010 Plan by an aggregate amount of 2,000,000 and 10,901,557 shares, respectively. The 2010 Plan was terminated in December 2020, and no additional grants were available under the 2010 Plan.

In December 2020, the Company adopted the 2020 Equity Incentive Plan (the “2020 Plan”) to replace the 2010 Plan. The 2020 Plan provides for granting of incentive and non-statutory stock options to purchase the Company’s common stock, stock appreciation rights, restricted stock, and restricted stock units to employees, directors, and consultants of the Company. Under the terms of the 2020 Plan, stock options and stock appreciation rights may be granted with terms of up to ten years at exercise prices of no less than 100% of the fair market value of the Company’s common stock on the grant date. Stock options granted under the 2020 Plan usually vest over four years, with 25% vesting on the one-year anniversary and 1/48th vesting monthly thereafter.

Upon termination of the 2010 Plan, the 5,557,491 shares remaining for issuance thereunder were reserved for issuance and added to the number of shares available under the 2020 Plan. The expiration of the 2010 Plan had no impact on the terms of outstanding awards under the 2010 Plan. All unvested equity canceled under the 2010 Plan will be added to the 2020 Plan and made available for future issuance.

A summary of stock option activity is as follows:

	Number of Options outstanding	Weighted Average Exercise Price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Balance December 31, 2019	17,241,785	$2.15	8.10	$16,994
Options granted(1)	19,491,374	1.73
Options exercised	(1,781,654)	0.64
Options cancelled(1)	(12,552,634)	2.70

Balance December 31, 2020	22,398,871	$1.60	8.11	$73,272

Vested and expected to vest as of December 31, 2020	20,419,507	1.59	7.57	$67,060
Exercisable at December 31, 2020	11,398,032	$1.47	7.31	$38,719

(1)	Includes options that were canceled and re-granted as part of the option repricing modification, as further discussed below.

The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the estimated fair value of the Company’s common stock. The total intrinsic values of options exercised during the years ended December 31, 2019 and 2020 were $5.4 million and $2.7 million, respectively.

The weighted average grant-date fair value per share of options granted during the years ended December 31, 2019 and 2020 was $1.42 and $1.06, respectively. The fair value of options vested during the years ended December 31, 2019 and 2020 was $6.8 million and $7.0 million, respectively. The fair value is being expensed over the vesting period of the options, on a straight-line basis as the services are being provided.

Stock-Based Compensation Expense

The table below shows stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2019 and 2020 (in thousands):

	2019	2020
Cost of net revenue	$699	$346
Product development	3,140	2,281
Sales and marketing	669	827
General and administrative	4,126	5,219

Total	$8,634	$8,673

As of December 31, 2020, there was approximately $11.1 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested options, which is expected to be recognized over the weighted average period of 2.59 years. As of December 31, 2019, there was approximately $10.1 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested options, which is expected to be recognized over the weighted average period of 2.58 years.

The Company estimates the fair value of each option award on the date of grant using the Black-Scholes option-pricing model and using the assumptions noted in the table below. Expected volatility is based upon the historical volatility of a peer group of publicly traded companies. The risk-free rate for the expected term of the options is based on U.S. Treasury zero-coupon issues at the time of grant. The expected dividend yield is 0%, as the Company has never paid and has no intention to pay cash dividends on common stock. The expected term of stock options represents the period that the Company’s stock options are expected to be outstanding. The Company uses the simplified method to calculate the expected term for employee grants.

The weighted average assumptions used to value options granted during the years ended December 31, 2019 and 2020 were as follows:

	2019	2020
Expected volatility	44.80%	49.80%
Expected term (in years)	5.95	5.85
Risk-free interest rate	2.06%	0.40%
Dividend yield	—	—

Tender Offer and Repurchases

In connection with the Company’s Series E and E-1 preferred stock financing, the Company facilitated a tender offer for all vested and outstanding shares of common stock, vested stock options, and all outstanding series of Preferred Stock. In September 2019, the Company purchased an aggregate of 10,914,977 shares of vested and outstanding common stock, Series A preferred stock, Series A-2 preferred stock, Series B preferred stock, and Series C preferred stock, from its current and former employees, including six of its executive officers or entities affiliated therewith, and investors, at a per share price of $3.8021, representing a 25% discount to the Series E issuance price, for a total gross purchase price of $41.5 million. For shares of common stock repurchased from both current and former employees, the Company recorded compensation expense of $1.9 million related to the excess of the selling price per share of common stock over the fair value of the tendered shares. In addition, the Company recorded deemed dividends of $34.1 million as a reduction to stockholders’ deficit in relation to the selling price per share of common stock and Preferred Stock paid to existing investors in excess of the Applicable Original Issue Price paid by investors of the shares tendered. Upon the closing of the tender offer, the Company retired the repurchased shares and subsequently issued the same number of shares in Series E-1 preferred stock to the lead investor of the Series E preferred stock financing. There were no tender offers facilitated during the year ended December 31, 2020.

Stock Transfers

During the years ended December 31, 2019 and 2020, certain of the Company’s investors acquired shares of outstanding common stock from current and former employees as well as non-employees at purchase prices in excess of the estimated fair value at the time of the transactions. As a result, the Company viewed the transactions to be compensatory for financial reporting purposes and recorded a total of $0.5 million and $1.1 million for the years ended December 31, 2019 and 2020, respectively. These amounts are included in total stock-based compensation in the table above.

Stock Option Repricing

In July and August 2020, the Company repriced 9,256,082 of its outstanding stock options. As part of the repricing, the original options were cancelled, and new options were granted with an exercise price of $1.73 per share. The new options were generally subject to the same service-based vesting schedule as the original options. The repricing was recorded as a stock option modification whereby the incremental fair value of each option was determined at the date of the modification, and $1.0 million was immediately recognized related to vested options and an additional $0.1 million was recognized during the year ended December 31, 2020. As of December 31, 2020, there was remaining incremental fair value of $0.9 million, which will be recognized over the remaining requisite service period.

8. Income Taxes

Net loss before provision for income taxes for the years ended December 31, 2019 and 2020 consisted of the following (in thousands):

	2019	2020
United States	$(98,725)	$(97,200)
International	213	203

Loss before income taxes	$(98,512)	$(96,997)

The components of the Company’s income tax provision for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	2019	2020
Current:
Federal	$—	$—
State	20	(7)
Foreign	27	93

Total Current	$47	$86

Deferred:
Federal	$—	$—
State	—	—
Foreign	—	—

Total Deferred	$—	$—

Total	$47	$86

A reconciliation of the U.S. federal statutory tax rate to the Company’s provision for income tax for the years ended December 31, 2020 and 2019 is as follows:

	2019	2020
Tax computed at the federal statutory rate	21.00%	21.00%
State tax, net of fed tax benefit	3.09%	1.29%
Change in fair value of redeemable convertible preferred stock warrants	1.10%	-9.08%
Stock-based compensation	-1.56%	-1.65%
Change in valuation allowance	-22.77%	-10.85%
Change in statutory rates	-0.60%	-0.03%
Other	-0.31%	-0.77%

Effective tax rate	-0.05%	-0.09%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred income tax assets and liabilities as of December 31, 2020 and 2019 consisted of the following (in thousands):

	2019	2020
Deferred tax assets:
Net operating assets	$63,017	$71,876
Reserves	6,649	8,123
Tax credits	1,565	1,565
Stock-based compensation	284	532
Accruals	446	437
Other	415	762

Total deferred tax assets	$72,376	$83,295
Intangibles	(938)	(1,343)

Total deferred tax liability	(938)	(1,343)

Less: Valuation allowance	(71,438)	(81,952)

Net deferred tax assets	$—	$—

No deferred tax liabilities for foreign withholding taxes have been recorded relating to the earnings of the Company’s foreign subsidiaries since all such earnings are intended to be indefinitely reinvested.

The Company has assessed, based on available evidence, both positive and negative, that it is more likely than not that the deferred tax assets will not be utilized, such that a valuation allowance has been recorded. The valuation allowance increased $22.5 million and $10.5 million during the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, the Company had U.S. federal and state net operating loss (“NOL”) carryforwards of approximately $290.5 million and $167.8 million, respectively. Of the $290.5 million of federal NOLs, $181.9 million is carried forward indefinitely but is limited to 80% of taxable income. However, the CARES Act retroactively suspends the 80% limitation for tax years beginning before January 1, 2021. If not utilized, these carryforward losses will expire in various amounts for federal and state tax purposes beginning in 2030.

In addition, the Company had approximately $1.1 million and $1.4 million of federal and state research and development tax credits, respectively, available to offset future taxes as of December 31, 2020. If not utilized, the federal credits will begin to expire in 2036. California state research and development tax credits may be carried forward indefinitely.

Utilization of the NOL and tax credit carryforwards may be subject to a substantial annual limitation due to the “ownership change” limitations provided by Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and other similar state provisions. Any annual limitation may result in the expiration of NOL and tax credit carryforwards before utilization. The Company will perform a Section 382 analysis prior to utilizing any NOLs or tax credits to offset future taxable income.

On March 27, 2020, the President signed into law the CARES Act. The CARES Act contains various tax provisions, such as temporarily allowing a five-year NOL carryback, reducing the 163(j) limitation, and removing the 80% NOL limitation. None of the provisions in the CARES Act have a material effect on the Company’s income tax expense.

The Company is required to inventory, evaluate, and measure all uncertain tax positions taken or to be taken on tax returns, and to record liabilities for the amount of such positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. As of December 31, 2019 and 2020, the Company’s total gross unrecognized tax benefits were $0.8 million, exclusive of interest and penalties.

A reconciliation of the beginning and ending balance of gross unrecognized tax benefits was as follows (in thousands):

	2019	2020
Balance at beginning of year	$758	$758
Additions based on tax positions related to current year	—	—
Additions to tax provision of prior years	—	—
Balance at end of year	$758	$758

The Company files tax returns in the U.S. federal, various state, and foreign jurisdictions. Due to the Company’s U.S. NOL carryforwards, the income tax returns generally remain subject to examination by federal and most state tax authorities.

9. Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture as they are not deemed to be issued for accounting purposes. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including convertible preferred stock, stock options, and warrants, to the extent they are dilutive.

The computation of the Company’s basic and diluted net loss per share of common stock attributable to common stockholders was as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2019	2020
Net loss attributable to common stockholders	$(98,559)	$(97,083)
Weighted average shares used to compute basic and diluted net loss per share	27,452,026	25,554,633

Net loss per common share, basic and diluted	$(3.59)	$(3.80)

The potentially dilutive securities that were excluded from the diluted per share calculation because they would have been anti-dilutive were as follows:

	Year Ended December 31,
	2019	2020
Redeemable convertible preferred stock	169,763,690	170,034,432
Warrant for redeemable convertible preferred stock	25,089,210	25,876,327
Options to purchase common stock	17,241,785	22,398,871

Total anti-dilutive securities	212,094,685	218,309,630

10. Retirement Plans

The Company has a 401(k) plan to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Service restrictions. The Company is responsible for the administrative costs of the 401(k) plan. These administrative costs are immaterial. As of December 31, 2020, the Company did not match employee contributions.

11. Geographic Information

The following table sets forth the breakdown of revenue by geography, determined based on the location of the host’s listing (in thousands):

	Year Ended December 31,
	2019	2020
United States	$133,572	$140,802
International(1)	8,117	9,103

Total Revenue	$141,689	$149,905

(1)

No individual international country represented 10% or more of the Company’s total revenue for the years ended December 31, 2019 or 2020. Substantially all of the Company’s property and equipment was located in the United States.

12. Subsequent Events

The Company has evaluated subsequent events from the balance sheets date through July 30, 2021, the date at which the consolidated financial statements were available to be issued.

In January 2021, the Board of Directors authorized an increase to the number of shares of common stock issuable under the 2020 Plan by an aggregate amount of 1,210,000 shares.

In January 2021, the MNAA filed a complaint in Tennessee Circuit Court, alleging that Turo and unnamed Doe defendants who share their cars on Turo’s platform violate state laws by delivering or picking up vehicles at BNA without a permit or other agreement. The case was removed to the United States District Court for the Middle District of Tennessee in February 2021. Turo also answered the complaint and filed counterclaims against MNAA in February 2021. The parties reached a settlement agreement to resolve all claims, which includes a permit allowing for Turo users to share cars at BNA as well as an immaterial settlement amount.

In March 2021, pursuant to the Series E Preferred Stock Purchase Agreement, dated as of July 16, 2019, by and among the Company and the investors party thereto, the Series E Original Issue Price was adjusted to $3.9262.

In March 2021, the Board of Directors authorized an amendment to the certificate of incorporation to reduce the number of authorized shares of Preferred Stock from 192,886,513 to 170,034,432 and increase the number of authorized shares of common stock from 265,000,000 to 267,000,000.

In April 2021, Turo agreed to a consent order with the Washington Office of the Insurance Commissioner. The Company disputes that it violated any laws. As part of the consent order, the Company agreed to obtain a surplus lines producer license in the state of Washington and to back the physical damage component of its protection plan with a captive insurance policy. Turo also agreed to a payment of an immaterial penalty to resolve the issue.

In April 2021, the Company and Hillsborough County Aviation Authority reached a settlement agreement to resolve all claims outstanding, which includes a permit allowing for Turo users to share cars at Tampa International Airport.

In July 2021, the Board of Directors authorized an increase to the number of shares of common stock issuable under the Company’s 2020 Plan by an aggregate amount of 1,457,916 shares.

In July 2021, the Company made the decision to return the funding it received pursuant to the PPP under the CARES Act. The Company paid off the full $6.6 million outstanding balance of the loan, plus accrued interest.

In July 2021, the court in the State of Washington purported class action lawsuit ruled that lead plaintiff Helen Cattaneo lacks Article III standing to assert her claims against Turo in federal court and remanded the case back to King County Superior Court for further proceedings.

At various dates throughout 2021, the Company received a total of $2.9 million in proceeds under one of its corporate insurance policies related to claims filed to cover legal expenses associated with the Company’s ongoing airport litigation. The policy covers reimbursement of certain legal expenses. The Company incurred $1.6 million of covered legal expenses during the year ended December 31, 2020 and recorded a corresponding amount for insurance reimbursements expected to be realized in general and administrative expenses in the Company’s consolidated statement of operations for the year ended December 31, 2020. The remaining $1.3 million will be recorded as an offset to legal expense in the period the cash was received.

At various dates throughout 2021, the Company granted 7,063,910 stock options to its employees under the 2020 Plan, which were issued at an exercise price of $4.87 per share and 1,457,916 stock options to its employees, which were issued at an exercise price of $8.45 per share.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, and the exchange listing fee.

Amount

SEC registration fee	$		*
FINRA filing fee			*
Exchange listing fee			*
Accountants’ fees and expenses			*
Legal fees and expenses			*
Transfer agent’s fees and expenses			*
Printing fees and expenses			*
Miscellaneous fees and expenses			*

Total	$		*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest.

The indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since August 1, 2018, we have issued the following unregistered securities:

Preferred Stock Issuances

Between July 2019 and April 2020, we issued an aggregate of 47,446,080 shares of our Series E redeemable convertible preferred stock to nine accredited investors at a purchase price of $5.0694 per share, for an aggregate purchase price of approximately $240.5 million.

In September 2019, we issued 10,915,021 shares of our Series E-1 redeemable convertible preferred stock at an accredited investor at a purchase price of $3.8021 per share, for an aggregate purchase price of approximately $41.5 million.

Plan-Related Issuances

From August 1, 2018 through the filing date of this registration statement, we granted to certain directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 38,131,981 shares of our common stock under our equity incentive plans, at exercise prices ranging from $1.73 to $8.45 per share.

From August 1, 2018 through the filing date of this registration statement, we issued and sold an aggregate of 7,116,118 shares of our common stock upon the exercise of options under our equity incentive plans, at exercise prices ranging from $0.05 to $4.87 per share, for an aggregate exercise price of approximately $6.5 million.

Warrant Issuance

In September 2019, we issued a warrant to an accredited investor to purchase shares of our Series E redeemable convertible preferred stock totaling up to 10% of our outstanding capitalization on a fully-diluted basis, less any shares purchased pursuant to our assigned right of first refusal. The warrant was issued in connection with our Series E-1 preferred stock financing for no additional consideration.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1*	Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1*	Specimen common stock certificate of the Registrant.

4.2	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated July 23, 2019.

5.1*	Opinion of Cooley LLP.

10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+	Turo Inc. 2010 Equity Incentive Plan and related form agreements.

10.3+	Turo Inc. 2020 Equity Incentive Plan and related form agreements.

10.4*+	Turo Inc. 2021 Equity Incentive Plan and related form agreements.

10.5*+	Turo Inc. 2021 Employee Stock Purchase Plan.

10.6*+	Turo Inc. Non-Employee Director Compensation Policy.

10.7*+	Turo Inc. Severance and Change in Control Plan and related participation agreement.

10.8*+	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Andre Haddad.

10.9*+	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Alex Benn.

10.10*+	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Charles Fisher.

Exhibit Number	Description of Exhibit

10.11*+	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Lorie Canchola Boyd.

10.12*+	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Michelle Fang.

10.13*+	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Avinash Gangadharan.

10.14*+	Amended and Restated Employment Agreement, dated , 2021, by and between the Registrant and Tom Wang.

10.17	Office Lease Agreement between the Registrant and 111 Sutter Street Owner LP, dated July 17, 2019.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

99.1	Consent of Chaddick Institute for Metropolitan Development at DePaul University in Chicago.

99.2	Consent of The Center for Growth and Opportunity at Utah State University.

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on                 , 2021.

TURO INC.

By:
Andre Haddad
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andre Haddad, Alex Benn, Charles Fisher, and Michelle Fang, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Andre Haddad	Chief Executive Officer and Chairperson (Principal Executive Officer)	, 2021

Charles Fisher	Chief Financial Officer (Principal Financial Officer)	, 2021

Jennifer Schultz	Senior Vice President, Accounting and Corporate Controller (Principal Accounting Officer)	, 2021

Susan Athey	Director	, 2021

Howard Hartenbaum	Director	, 2021

Signature	Title	Date

Kimberly Jabal	Director	, 2021

Deepak Kamra	Director	, 2021

Joey Levin	Director	, 2021

Brook Porter	Director	, 2021

Mark Stein	Director	, 2021

Margaret Whitman	Director	, 2021